BUSINESS ACQUISITION REPORT
Form 51-102F4

Item 1 - Identity of the Company

1.1	Name and Address of the Company

AuRico Gold Inc. (“AuRico”) 110 Yonge Street Suite 1601 Toronto, Ontario M5C 1T4

1.2	Executive Officer

For further information in respect of this report and the significant acquisition described herein, please contact:

Scott Perry
Chief Financial Officer
(647) 260-8870

Item 2 - Details of the Acquisition

2.1	Nature of Business Acquired

Pursuant to an arrangement (the “Arrangement”) which was completed effective October 26, 2011, AuRico, among other things, acquired all of the issued and outstanding common shares of Northgate Minerals Corporation (“Northgate”) in consideration of 0.365 of an AuRico common share for each common share of Northgate. The Arrangement was effected pursuant to the provisions of the Business Corporations Act (British Columbia) and was approved by the Supreme Court of British Columbia. In connection with the acquisition, Northgate amalgamated with AuRico and the shares of Northgate were delisted from the TSX and the NYSE Amex.

A more detailed description of the Arrangement is contained under the heading “The Arrangement” beginning on page 19 of the information circular of Northgate dated September 21, 2011.

Northgate is engaged in mining and exploration for gold and copper with a focus on opportunities in politically stable regions of the world. Prior to its amalgamation with AuRico, Northgate was a proven mid-tier gold and copper producer with operations, development projects and exploration properties in Canada, Australia and the United States. Northgate's principal assets consist of Young-Davidson, an advanced stage mining project located near the town of Kirkland Lake, Ontario; Fosterville, an underground mine in Australia; Stawell, an open pit and underground mine in Australia; and Kemess underground project in Northern British Columbia.

The Young-Davidson project is comprised of 89 staked mining claims, 81 mining leases, two patented claims and one licence of occupation, which together cover approximately 729 hectares of surface rights and 5,083 hectares of mining rights. These tenures are located just west of the village of Matachewan, Ontario, and approximately 60 miles west of the town of Kirkland, Ontario. The first production from the Young-Davidson project is expected by the end of the first-quarter of 2012.

For further information regarding AuRico and its business activities prior to the Arrangement, see the annual information form of AuRico for the year ended December 31, 2010.

For further information regarding Northgate and its business activities prior to the Arrangement, see the annual information form of Northgate for the year ended December 31, 2010.

2.2	Date of the Acquisition

The effective date of acquisition of Northgate was October 26, 2011 (the “Closing Date”). The date of acquisition for accounting purposes is the Closing Date.

2.3	Consideration

AuRico acquired 292,417,495 issued and outstanding common shares of Northgate in consideration of the issuance of 106,729,666 common shares of AuRico. In addition, the outstanding options and warrants of Northgate were deemed to be exchanged for options and warrants to acquire common shares of AuRico.

2.4	Effect on Financial Position

Except as described below, AuRico has no current plans or proposals for material changes in its business affairs or the affairs of Northgate which may have a significant effect on the results of operations and financial position of AuRico and, in particular, there are no current proposals to liquidate its business, to sell, lease or exchange all or a substantial part of its assets, to amalgamate its business with any other business organization or to make any material changes to AuRico’s business or Northgate.

2.5	Prior Valuations

No valuation required by securities legislation or a Canadian exchange or market was obtained by AuRico within the last 12 months to support the consideration paid by AuRico for Northgate.

2.6	Parties to Transaction

None of Northgate nor any of its respective directors, trustees or partners was an “informed person”, “associate” or “affiliate” (in each case, as defined under applicable securities laws) of AuRico as of the Closing Date.

2.7	Date of Report

This report is dated January 9, 2012.

Item 3 - Financial Statements

The following financial statements have been included with this report:

(a)	Schedule A: audited consolidated financial statements of Northgate as at and for the years ended December 31, 2010 and 2009, together with the notes thereto and the auditors’ report thereon;

(b)	Schedule B: unaudited condensed interim consolidated financial statements of Northgate as at and for the nine months ended September 30, 2011;

(c)

Schedule C: audited consolidated financial statements of Capital Gold Corporation (“CGC”) as at and for the years ended July 31, 2010 and 2009, together with the notes thereto and the auditors’ report thereon;

(d)	Schedule D: unaudited consolidated interim financial statements of CGC as at and for the three and six months ended January 31, 2011 and 2010;

(e)	Schedule E: unaudited consolidated interim financial statements of Nayarit Gold Inc. as at and for the three and nine months ended June 30, 2010 and 2009;

(f)	Schedule F: unaudited consolidated interim financial statements of Nayarit Gold Inc. as at and for the three months ended December 31, 2009; and

(g)

Schedule G: unaudited pro forma consolidated income statement of AuRico for the year ended December 31, 2010 and unaudited pro forma consolidated balance sheet and income statement as at and for the nine months ended September 30, 2011 after giving effect to the acquisition of Northgate and CGC.

AuRico has not obtained consent of the auditors of Northgate and CGC to include their audit reports in this Business Acquisition Report.

SCHEDULE A

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements are the responsibility of management, have been prepared in accordance with Canadian generally accepted accounting principles and, where appropriate, reflect management’s best estimates and judgment based on currently available information. The financial information presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

The Corporation has developed and maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant and reliable and that the Corporation’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors of the Corporation (the “Board”) is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying Management’s Discussion and Analysis (“MD&A”). The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board and none of its members are affiliated with the Corporation, nor are they involved in the daily operations of the Corporation. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that the responsibilities of each party have been properly discharged. The Audit Committee also reviews the consolidated financial statements, MD&A and the external auditors’ report. Fees and expenses for audit services are reviewed and the engagement or reappointment of the external auditors is also considered. The Audit Committee reports its findings to the Board and recommends approval of the consolidated financial statements for issuance to the shareholders.

The consolidated financial statements of Northgate Minerals Corporation have been audited by KPMG LLP Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Kenneth G. Stowe	Jon A. Douglas
President & Chief Executive Officer	Senior Vice President & Chief Financial Officer

March 28, 2011

Northgate Minerals Corp.
Annual Report 2010

Independent Auditors’ Report

To the shareholders of Northgate Minerals Corporation

We have audited the accompanying consolidated financial statements of Northgate Minerals Corporation, which comprise the consolidated balance sheets as at December 31, 2010 and 2009, the consolidated statements of operations and comprehensive income (loss), cash flows and shareholders’ equity for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinions.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Northgate Minerals Corporation as at December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
March 28, 2011

Northgate Minerals Corp.
Annual Report 2010

Consolidated Balance Sheets

As at December 31
Thousands of US dollars	2010	2009
Assets
Current Assets
Cash and cash equivalents	$334,840	$253,544
Trade and other receivables	62,051	27,961
Income taxes receivable	2,236	—
Inventories (note 4)	44,569	44,599
Prepaid expenses	2,367	2,566
Future income tax asset (note 16)	5,619	5,541
	451,682	334,211
Other assets (note 5)	40,819	27,544
Future income tax asset (note 16)	9,381	14,507
Mineral property, plant and equipment (note 6)	367,083	327,416
Investments (note 7)	36,519	38,001
	$905,484	$741,679
Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	$109,385	$59,132
Income taxes payable	—	29,395
Short-term loan (note 8)	40,161	41,515
Equipment financing obligations (note 9)	7,945	5,995
Provision for site closure and reclamation obligations (note 12)	22,460	23,501
Future income tax liability (note 16)	—	867
	179,951	160,405
Equipment financing obligations (note 9)	10,763	4,656
Convertible senior notes (note 10)	131,235	—
Other long-term liabilities (note 11)	2,803	8,995
Provision for site closure and reclamation obligations (note 12)	25,453	23,989
Future income tax liability (note 16)	11,343	—
	361,548	198,045
Shareholders' Equity
Common shares (notes 14A and 14D)	407,036	402,879
Equity component of convertible senior notes (note 10)	33,832	—
Contributed surplus	7,798	6,202
Accumulated other comprehensive income (loss)	28,716	(3,705)
Retained earnings	66,554	138,258
	543,936	543,634
	$905,484	$741,679

Commitments and contingencies (note 20)
Subsequent event (note 21)
The accompanying notes form an integral part of these consolidated financial statements.

On behalf of the Board of Directors,

Terrence A. Lyons, Director	Douglas P. Hayhurst, Director

Northgate Minerals Corp.
Annual Report 2010

Consolidated Statements of Operations and Comprehensive Income (Loss)

Years ended December 31
Thousands of US dollars, except share and per share amounts	2010	2009
Revenue	$485,047	$484,976
Cost of sales (note 4)	322,558	300,800
Depreciation and depletion	114,031	104,126
Administrative and general	12,524	10,679
Net interest income	(2,176)	(1,580)
Exploration	22,129	14,637
Currency translation (gain) loss	(8,614)	1,143
Accretion of site closure and reclamation costs	1,677	3,253
Write-down of mineral properties (note 6)	80,411	84,849
Write-down of investments (note 7)	374	10,979
Other income (note 18)	(1,895)	(1,123)
	541,019	527,763
Loss before income taxes	(55,972)	(42,787)
Income tax recovery (expense) (note 16)
Current	1,309	(29,472)
Future	(17,041)	22,753
	(15,732)	(6,719)
Net loss	(71,704)	(49,506)
Other comprehensive income (loss)
Unrealized loss on available for sale securities	(1,465)	(1,463)
Reclassification of realized loss on available for sale securities to net earnings	232	—
Reclassification of other than temporary loss on available for sale securities to net earnings	374	10,979
Unrealized gain on translation of self-sustaining operations	33,280	76,282
	32,421	85,798
Comprehensive income (loss)	$(39,283)	$36,292
Net loss per share
Basic	$(0.25)	$(0.19)
Diluted	(0.25)	(0.19)
Weighted average shares outstanding
Basic	290,922,452	264,603,527
Diluted	290,922,452	264,603,527

The accompanying notes form an integral part of these consolidated financial statements.

Northgate Minerals Corp.
Annual Report 2010

Consolidated Statements of Cash Flows

Years ended December 31
Thousands of US dollars	2010	2009

Operating activities:
Net loss for the year	$(71,704)	$(49,506)
Non-cash items:
Depreciation and depletion	114,031	104,126
Unrealized currency translation losses	511	4,543
Accretion of site closure and reclamation costs	1,677	3,253
Net gain on disposal of property, plant and equipment	(1,280)	(490)
Amortization of deferred charges	—	196
Stock-based compensation	2,952	1,467
Accrual of employee severance costs	1,845	2,177
Future income tax expense (recovery)	17,041	(22,753)
Change in fair value of forward contracts	13,768	37,674
Write-down of investments	374	10,979
Inventory obsolescence provision	584	363
Write-down of mineral properties	80,411	84,849
Loss on sale of investments	232	—
Changes in operating working capital and other (note 19)	(73,157)	10,283
	87,285	187,161
Investing activities:
Increase in restricted cash	(10,191)	(220)
Purchase of plant and equipment	(61,024)	(30,528)
Mineral property development	(94,119)	(51,468)
Proceeds from sale of equipment	627	—
Proceeds from insurable asset disposition	1,619	—
Transaction costs paid	(378)	—
Proceeds from sale of investments	119	—
	(163,347)	(82,216)
Financing activities:
Repayment of equipment financing obligations	(7,621)	(5,029)
Repayment of short-term loan	(1,354)	(1,581)
Repayment of other long-term liabilities	(910)	(546)
Issuance of convertible senior notes, net of transaction costs	163,419	—
Issuance of common shares	2,801	89,647
	156,335	82,491
Effect of exchange rate changes on cash and cash equivalents	1,023	3,689
Increase in cash and cash equivalents	81,296	191,125
Cash and cash equivalents, beginning of year	253,544	62,419
Cash and cash equivalents, end of year	$334,840	$253,544

Supplementary cash flow information (note 19)
The accompanying notes form an integral part of these consolidated financial statements.

Northgate Minerals Corp.
Annual Report 2010

Consolidated Statements of Shareholders' Equity

			Equity		Accumulated
	Number of	Common	Component		Other
Thousands of US dollars,	Common	Shares	of Convertible	Contributed	Comprehensive	Retained
except share amounts	Shares	Amount	Senior Notes	Surplus	Income	Earnings	Total
Balance at December 31, 2008	255,717,071	$311,908	$—	$5,269	$(89,503)	$187,764	$415,438
Shares issued under equity offering, net of transaction costs and income taxes (note 14D)	34,300,000	89,306	—	—	—	—	89,306
Shares issued under employee share purchase plan	306,715	422	—	—	—	—	422
Shares issued on exercise of options	364,600	1,030	—	(321)	—	—	709
Stock-based compensation	—	213	—	1,254	—	—	1,467
Net loss	—	—	—	—	—	(49,506)	(49,506)
Other comprehensive income	—	—	—	—	85,798	—	85,798
Balance at December 31, 2009	290,688,386	402,879	—	6,202	(3,705)	138,258	543,634
Shares issued under employee share purchase plan	226,948	449	—	—	—	—	449
Shares issued on exercise of options	941,650	3,483	—	(1,131)	—	—	2,352
Stock-based compensation	—	225	—	2,727	—	—	2,952
Equity component of convertible senior notes, net of transaction costs and income taxes (note 10)	—	—	33,832	—	—	—	33,832
Net loss	—	—	—	—	—	(71,704)	(71,704)
Other comprehensive income	—	—	—	—	32,421	—	32,421
Balance at December 31, 2010	291,856,984	$407,036	$33,832	$7,798	$28,716	$66,554	$543,936

The accompanying notes form an integral part of these consolidated financial statements.

Northgate Minerals Corp.
Annual Report 2010

Notes to Consolidated Financial Statements
Years ended December 31, 2010 and 2009
All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.

Note 1     Nature of Operations

Northgate Minerals Corporation (“Northgate” or the “Corporation”) is engaged in gold and copper mining and related activities including exploration, development and processing. The Corporation’s principal producing assets are its 100% interests in the Fosterville and Stawell Gold mines in Australia and the Kemess South mine in Canada. The Corporation also holds a 100% interest in the Young-Davidson property, a development project in Canada.

Note 2     Significant Accounting Policies

A.     Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

The consolidated financial statements include the accounts of the Corporation and its subsidiary companies and divisions. All material inter-company and inter-divisional balances and transactions have been eliminated.

Except as otherwise noted, these financial statements are expressed in United States dollars (“US$”). The US$/Canadian dollar (“Cdn$”) exchange rate as at December 31, 2010 was $1.01 (2009 – $0.96) and the average rate for the year ended December 31, 2010 was $0.97 (2009 – $0.88) . The US$/Australian dollar (“A$”) exchange rate as at December 31, 2010 was $1.02 (2009 – $0.90) and the average rate for the year ended December 31, 2010 was $0.92 (2009 – $0.79) .

B.     Cash Equivalents

Cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a term to maturity of three months or less at the time of acquisition that are readily convertible to specified amounts of cash. The Corporation classifies cash equivalents as held for trading financial instruments and accounts for them at fair value, with fair value adjustments charged to earnings.

C.     Loans and Receivables

Loans and receivables are accounted for at amortized cost.

D.     Long-Term Investments

Long-term investments are designated as available for sale and measured at fair value in the balance sheet with fair value adjustments charged to other comprehensive income except if an impairment is determined to be other than temporary in which case the impairment is charged to earnings.

E.     Inventories

Concentrate inventory and unshipped gold doré are recorded at the lower of production costs on a first-in, first-out basis, and net realizable value. Stockpiled ore and any work-in-process inventories (gold in circuit) are valued at the lower of average production costs or net realizable value. Production costs include costs related to mining, crushing, mill processing, as well as depreciation on production assets and certain allocations of mine-site overhead expenses attributable to the production process, as applicable. Supplies inventory, which includes the costs of consumables used continuously in operations, such as fuel, grinding media, chemicals and spare parts, is recorded at the lower of average cost or net realizable value.

Stockpiled ore not expected to be milled in the next year is classified as long-term and is included in other assets.

Write-downs to net realizable value are recognized in cost of sales. Under certain circumstances, a previously recognized write-down may be reversed if the net realizable value has increased.

Northgate Minerals Corp.
Annual Report 2010

Notes to Consolidated Financial Statements

F.     Mineral Property, Plant and Equipment

Mineral property acquisition costs are deferred on a property-by-property basis and amortized using the unit-of-production method based on estimated proven and probable reserves.

Mine development costs incurred after the commencement of production are capitalized or deferred to the specific ore blocks or mine areas for which they provide physical access. Depreciation and depletion is recorded using the unit-of-production method based on proven and probable reserves within the specific ore block or area. Infrastructure and underground development costs that provide a benefit over the entire mine-life are amortized using the units of production method, based on accessible proven and probable mineral reserves.

Mineral exploration costs incurred on a producing property that are not related to an orebody classified as proven and probable reserves are charged to earnings as incurred. Mineral exploration costs on non-producing properties are charged to earnings as incurred. When proven and probable reserves are established and economic feasibility is determined on a non-producing property, then further costs of exploration and development are deferred on a project-by-project basis.

Deferred development costs include all costs directly related to development, as well as a proportion of the costs related to direct supervision and the cost of power used by the equipment. Interest costs are capitalized when a period of time is necessary to prepare an asset for its intended use. Interest costs relating to development projects are capitalized until the commencement of production.

Plant and equipment is carried at cost less accumulated depreciation. Certain mining and milling assets are depreciated using the unit-of-production method based on estimated proven and probable reserves expected to be processed. Depreciation for all other equipment is provided using the straight-line method over the estimated useful life of the related assets. Estimated useful lives for mining equipment and major asset categories range from two to ten years. Replacements and major improvements are capitalized.

G.     Impairment of Long-Lived Assets

The Corporation tests for impairment of long-lived assets, such as mineral property, plant and equipment, when events or circumstances indicate that a potential impairment exists. Long-lived assets are aggregated to the lowest level of assets and liabilities from which cash flows are expected to be generated. This aggregate is referred to as an asset group. An asset group is impaired if the undiscounted cash flows expected to be earned from their use is less than their carrying amount, at which time long-lived assets are written down to their fair value.

Fair value is calculated by applying: i) a discount rate to present value the future cash flows expected to be generated by each asset group; and ii) a multiple to the discounted future cash flows. The discount rate is based on an estimate of the Corporation’s real weighted average cost of capital adjusted for the risks associated with the individual asset group. Gold companies often trade at a multiple to the present value of their expected future cash flows. The estimate of the Corporation’s multiple is determined by a number of factors including, but not limited to, a comparison to market peers and remaining mine-life.

H.     Site Closure and Reclamation Costs

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. The Corporation recognizes all statutory, contractual or other legal obligations related to the retirement of tangible long-lived assets when such obligations are incurred and a reasonable estimate of fair value can be made. These obligations are measured initially at fair value and the resulting costs are capitalized into the carrying value of the related asset.

In subsequent periods, the liability is adjusted for the accretion of the discount and any changes in the estimated amount or timing of the costs. Upward revisions in the amount of undiscounted estimated cash flows are discounted using the current credit-adjusted risk-free rate. Downward revisions in the amount of undiscounted estimated cash flows are discounted using the credit-adjusted risk-free rate that existed when the original liability was incurred. The asset retirement cost is assigned to the related asset and amortized to net earnings over the life of the asset.

Northgate Minerals Corp.
Annual Report 2010

I.     Other Liabilities

Financial liabilities, including accounts payable and accrued liabilities, taxes payable, short-term loans, equipment financing obligations, convertible senior notes and other long-term liabilities, are accounted for at their amortized cost.

J.     Revenue Recognition

The Corporation recognizes revenue from the sale of its gold-copper concentrate upon transfer of title, which occurs at the earlier of delivery of concentrate at the loading port or receipt of provisional payment from the buyer. Sales of gold-copper concentrate are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights, assays and metal prices. In addition, sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenues are recorded at the time of sale based on forward prices for the expected date of final settlement. Subsequent variations to weights, assays and metal prices are recognized in revenue each period end and in the period of final settlement.

The Corporation recognizes revenue from the sale of its gold doré upon delivery, which is when the doré is picked up by the customer’s agent at the mine-site. Sales of gold doré are based on specific sales agreements and are subject to adjustment upon final settlement of shipment weights and assays. Subsequent variations to weights and assays are recognized in revenue upon final settlement.

Mark-to-market gains or losses related to metal forward contracts are recognized in revenue.

K.     Foreign Currency Translation

The functional currency of the Corporation’s Canadian operations is the United States dollar. Monetary assets and liabilities denominated in other than United States dollars are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenues and expenses denominated in other than United States dollars are translated at rates of exchange in effect during the period. Gains and losses on translation are included in results from operations for the period.

The functional currency of the Corporation’s Australian operations is the Australian dollar. All assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at rates of exchange in effect during the period. Gains and losses on translation are included in equity as a separate component of other comprehensive income or loss.

L.     Stock-Based Compensation

The Corporation measures stock-based compensation related to stock options granted to directors, employees and non-employees at fair value and recognizes the compensation expense for options expected to vest over the vesting period, with a corresponding credit to contributed surplus. Any consideration paid by directors, employees and non-employees on the exercise of stock options is credited to share capital, together with a share of related stock-based compensation originally recorded in contributed surplus. Compensation costs associated with the Corporation’s Employee Share Purchase Plan (“ESPP”) are recognized based on the fair value of the shares that the Corporation is required to contribute on the date they are issued.

M.     Future Income Taxes

The Corporation uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry forwards. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized. Investment tax credits earned from exploration expenditures are recorded as a tax receivable to the extent that it is more likely than not to be realized. A corresponding deduction is recognized in exploration expense or mineral property, plant and equipment if such costs are capitalized.

Northgate Minerals Corp.
Annual Report 2010

Notes to Consolidated Financial Statements

N.     Estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineral reserves, receivables or payables from sales of concentrate, values of concentrate in inventory and in transit, valuation of financial instruments, determination of other than temporary declines in the value of investments, site closure and reclamation obligations, impairment of long-lived assets, useful lives for depreciation and depletion, and valuation allowances for future income tax assets. Actual future outcomes could differ from present estimates and assumptions, potentially having material future effects on the consolidated financial statements.

O.     Earnings per Share

Basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the period. The Corporation uses the treasury stock method to compute the dilutive effects of stock options. Under the treasury stock method, the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of stock options are applied to repurchase common shares at the average market price for the period. The dilutive effect of convertible senior notes are determined by adjusting the numerator for related interest expensed during the period, net of tax, and the denominator for the additional weighted average number of common shares on an “if converted” basis as at the later of the beginning of the period and the date of issuance of the convertible senior notes. The computation of diluted net income per share assumes conversion or exercise of securities only when such conversion or exercise would have a dilutive effect on net income per share.

P.     Derivative Financial Instruments

The Corporation may utilize derivative financial instruments to reduce cash flow risk relating to gold and copper sales and foreign currency risk on Canadian or Australian dollar operating costs. The Corporation recognizes derivative financial instruments on a mark-to-market basis with changes in fair value recognized in net earnings for the period.

Note 3     Accounting Changes

Adopted Accounting Standards

Business Combinations, Consolidated Financial Statements and Non-controlling Interests

In January 2009, the Accounting Standards Board (“AcSB”) issued the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1582, Business Combinations, which is converged with International Financial Reporting Standards (“IFRS”) 3, Business Combinations, and replaces CICA Handbook Section 1581, Business Combinations. Section 1582 provides guidance on the application of the purchase method of accounting for business combinations. The new standard is effective on a prospective basis to business combinations for which the acquisition date is on or after January 1, 2011. Earlier application is permitted. If an entity applies this Section before January 1, 2011, it must also adopt CICA Handbook Section 1601, Consolidated Financial Statements, and CICA Handbook Section 1602, Non-controlling Interests. These standards provide guidance for the preparation of consolidated financial statements and accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Corporation elected to adopt Section 1582, Section 1601 and Section 1062 prospectively, effective January 1, 2010. Adoption of these standards did not have an impact on the Corporation’s consolidated financial statements due to the adoption on a prospective basis and no business combination occurring in 2010.

Northgate Minerals Corp.
Annual Report 2010

Future Accounting Changes

Conversion to International Financial Reporting Standards

On February 13, 2008, the AcSB confirmed that publicly accountable entities will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011. Several existing Canadian standards have converged with IFRS before the transition date. Other IFRS will be adopted for the first time on January 1, 2011. The Corporation’s financial statements for the quarter ended March 31, 2011, including comparative amounts, will be prepared in accordance with IFRS.

An analysis of the impact of IFRS on Northgate’s current accounting policies has been performed and changes in accounting policies will materially affect certain areas of the financial statements. The following items have been identified as high-impact areas: mineral property, plant and equipment, including any impairment, convertible senior notes, income taxes and asset retirement obligations. The quantitative impacts on Northgate’s financial statements are currently being finalized.

Note 4     Inventories

	2010	2009
Concentrate and unshipped gold doré	$13,390	$16,059
Gold in circuit	5,385	3,868
Stockpiled ore	5,437	3,310
Supplies	20,357	21,362
	$44,569	$44,599

At December 31, 2010, the carrying value of supplies inventory at the Kemess South mine was recorded at its net realizable value of $8,850,000, resulting in a write-down of $584,000 (2009 – $363,000).

At December 31, 2010, the carrying value of gold in circuit and stockpiled ore at Stawell was recorded at its net realizable value of $2,847,000, resulting in a write-down of $900,000 (2009 – $463,000).

At December 31, 2010, the carrying value of unshipped doré, gold in circuit and stockpiled ore at Fosterville was recorded at its net realizable value of $5,791,000, resulting in a write-down of $786,000 (2009 – $850,000).

The cost of sales amount recorded in the statement of operations is comprised of the following items:

	2010	2009
Change in inventory	$1,121	$5,989
Mining and milling costs	240,336	209,842
Marketing and other costs	81,101	84,969
	$322,558	$300,800

Depreciation and depletion included in inventory is reported as a depreciation and depletion expense in the statement of operations when the related inventory is sold.

Note 5     Other Assets

	2010	2009
Restricted cash	$40,441	$27,544
Other	378	—
	$40,819	$27,544

Northgate Minerals Corp.
Annual Report 2010

Notes to Consolidated Financial Statements

Restricted cash consists of the following items:

  $29,736,000 (2009 – $17,828,000) of cash and short-term deposits pledged by the Corporation relating to site closure and reclamation obligations at Kemess South and Young-Davidson (note 12).

  $10,705,000 (2009 – $9,447,000) of cash deposits pledged by the Corporation relating to site closure and reclamation obligations at Fosterville and Stawell (note 12).

There were no cash deposits held against the Corporation’s Australian credit cards as at December 31, 2010 (2009 – $269,000).

Note 6     Mineral Property, Plant and Equipment

		Accumulated
		Depreciation, Depletion	Net Book
2010	Cost	Impairment and Write-down	Value
Plant and equipment	$565,955	$426,013	$139,942
Mineral properties (producing)	382,302	260,733	121,569
Mineral properties (non-producing)	167,914	62,342	105,572
	$1,116,171	$749,088	$367,083

		Accumulated
		Depreciation, Depletion	Net Book
2009	Cost	Impairment and Write-down	Value
Plant and equipment	$468,268	$312,357	$155,911
Mineral properties (producing)	272,222	156,876	115,346
Mineral properties (non-producing)	111,916	55,757	56,159
	$852,406	$524,990	$327,416

Included in plant and equipment is $23,922,000 of assets under construction and currently not being amortized.

Non-producing mineral properties include acquisition costs for the Young-Davidson property and certain mining and exploration rights in Australia. From July 2009 onwards, non-producing mineral properties also include development costs related to the Young-Davidson property, which have been capitalized as a result of a positive Pre-feasibility Study. The study established proven and probable reserves and demonstrated the economic feasibility of the project. Costs recorded in non-producing mineral properties are not currently being amortized.

Included in non-producing mineral properties is $2,438,000 of capitalized interest costs incurred during the year ended December 31, 2010.

The Corporation tested the recoverability of its long-lived assets for potential impairment at December 31, 2010. The carrying value of the Corporation’s asset groups, the lowest level of assets and liabilities for which there are independent identifiable cash flows, was compared to the related undiscounted cash flows expected from the use and eventual disposition of the corresponding assets and liabilities. The undiscounted cash flows are based on detailed mine plans, which incorporate management assumptions and estimates of revenues and related costs.

Significant assumptions for Kemess South included copper prices of $3.50/lb to $4.25/lb and gold prices of $1,300/oz to $1,350/oz for 2011, which reflect the short remaining life of the mine. The Corporation also made an estimate of the disposal value of its plant and equipment based on the most recent third-party valuation reports and the latest market conditions. The Corporation concluded that no charge for impairment was required. Actual future results may differ from the assumptions made by the Corporation.

Northgate Minerals Corp.
Annual Report 2010

The Corporation also tested the recoverability of the long-lived assets of the Fosterville and Stawell mines. Significant assumptions for the Australian operations included a gold price of A$1,350/oz for 2011, A$1,300/oz for 2012 to 2013, A$1,250 for 2014 to 2015 and A$1,200/oz thereafter, recognizing the longer term nature of these asset groups. The Corporation also estimated the revenues and costs related to the conversion of a portion of resources to reserves over the life of the mines. The Corporation concluded that no charge for impairment was required for Stawell. However, the carrying value of the long-lived assets of Fosterville exceeded their undiscounted cash flows over the life of the mine. Accordingly, the Corporation wrote down the carrying value of the assets to their fair value. The Corporation calculated the fair value by discounting the estimated cash flows expected from the use and eventual disposition of the assets and applying a multiple to the discounted cash flows. The discount rate and multiple used in the determination of fair value was 6.5% and 1.0x. Consequently, an impairment charge of $76,936,000 for Fosterville was recorded in earnings for the year ended December 31, 2010 (2009 – $83,486,000). Actual future results may differ from the assumptions made by the Corporation.

The Corporation acquired a number of exploration tenements via the Perseverance acquisition in 2008. Management regularly reviews the Corporation’s tenement holdings to ensure current and future exploration activities are consistent with the strategic plan for the Corporation’s Australian assets. As a result of the review in 2010, certain tenements were returned to the state of Victoria and a write-down equal to the carrying value of these tenements of $3,475,000 was recorded for the year ended December 31, 2010 (2009 – $1,363,000).

Note 7     Investments

The Corporation’s investment portfolio comprises the following:

	2010	2009
Auction rate securities (“ARS”)	$36,003	$37,702
Other	516	299
	$36,519	$38,001

At December 31, 2010, Northgate continued to hold auction rate securities (“ARS”), which are floating rate debt securities marketed by financial institutions with auction reset dates at 7, 28, or 35-day intervals to provide short-term liquidity. The ARS held by the Corporation as of December 31, 2010 had a par value of $72,600,000. Beginning in August 2007, auctions for these ARS began to fail, and shortly thereafter attempts to conduct such auctions generally ceased. For the past several years, these securities could not be readily converted to cash for use by the Corporation to make capital investments or for other business purposes, although the underlying payment and other obligations of the original issuers of these securities remained intact, and these issuers or their guarantors continued to make regular interest payments to the Corporation. All ARS held by the Corporation were purchased on its behalf by Lehman Brothers Inc. (“Lehman Brothers”), acting in its capacity as broker agent of the Corporation using the limited discretion conferred on it. Based on representations from Lehman Brothers, the Corporation had believed that the securities conformed to its internal investment management policy.

On July 3, 2008, Northgate filed a Statement of Claim with the Financial Industry Regulatory Authority (“FINRA”) in New York, a self-regulatory organization with jurisdiction over customer-broker disputes, regarding alleged mishandling of the Corporation’s investment account (including the unauthorized purchase of auction rate securities) by Lehman Brothers. The Corporation has alleged that Lehman Brothers’ inappropriate conduct constituted, among other things, breach of contract, breach of fiduciary duty, fraudulent misrepresentation and abuse of discretionary authority. Lehman Brothers filed for bankruptcy in September of 2008. In order to preserve its right to claim against the Lehman Brothers estate at the appropriate stage of the bankruptcy administrative process, the Corporation has filed the necessary bankruptcy proofs of claim with the appropriate authorities in the US. The Corporation continues to work with its US legal counsel to collect and analyze additional information regarding the Lehman Brothers estate so as to be able to make an informed determination regarding a prudent course of action going forward.

Northgate Minerals Corp.
Annual Report 2010

Notes to Consolidated Financial Statements

Following the bankruptcy of Lehman Brothers, the Corporation retained an independent valuator (the “Valuator”) to assist with management’s assessment of the fair value of its ARS investments. The Valuator considered several factors in making such assessment, including the probability of future defaults by the respective issuers, the potential impact of recent events in the global financial markets, the relative seniority of each security within the capital structure of the relevant issuer, the credit position of financial guarantors and the value of investments and reserves held by the respective issuers.

The estimated fair value of the Corporation’s ARS holdings at December 31, 2010 was $36,003,000, which reflects a $1,699,000 decline from the estimated fair value of $37,702,000 at December 31, 2009. The Corporation recognized an other than temporary impairment of $374,000 for the year ended December 31, 2010 (2009 – $10,979,000), largely related to the further decline in value on the ARS investments issued by derivative product companies (companies involved in the issuance of credit default swaps). The conclusion for an other than temporary impairment is based on a variety of factors, including the very substantial decline in the estimated fair value of individual investments over an extended period, downgrades in issuer credit ratings, the absence of default insurance and continuing adversity in the credit and capital markets.

The Corporation assessed the overall decline in the estimated fair value related to its other holdings of Regulation XXX auction rate securities and concluded that the decline is temporary. The Corporation considered the fact that these particular securities have a lower probability of future default, continue to make interest payments, are insured by monoline insurance companies with a stable financial outlook and continue to maintain a credit rating above investment grade. Management also considered the senior rank of its holdings in the capital structures of the respective issuers and the fiduciary obligation of the major insurance companies who own the Regulation XXX entities as factors that improve the likelihood that these investments might eventually return to par value.

The Corporation believes that, based on its cash and cash equivalents balance of $334,840,000 at December 31, 2010 and expected operating cash flow, the illiquidity and impairment of its ARS investments will not have a material impact on the Corporation’s ability to carry on its business. Subsequent to year-end, the Corporation sold its entire portfolio of ARS investments (note 21).

Note 8     Short-Term Loan

Subsequent to the ARS investments of the Corporation becoming illiquid, management of the Corporation received from Lehman Brothers a short-term loan collateralized by the ARS held in the Corporation’s investment account managed by Lehman Brothers, pursuant to a Client Agreement between Lehman Brothers and Northgate dated October 18, 2007 (the “Short-Term Loan”). As of December 31, 2010, the principal outstanding on the Short-Term Loan was $40,161,000 (2009 – $41,515,000). The Short-Term Loan matured on June 6, 2008 and has been classified as a current liability. Subsequent to year-end, the Corporation used the proceeds from the sale of its entire portfolio of ARS investments to repay the outstanding balance of the Short-Term Loan (note 21).

Note 9     Equipment Financing Obligations

The Corporation has entered into equipment financing agreements to finance the purchase of certain mining equipment. The financing arrangements have remaining terms ranging from one to five years with interest rates ranging from 5.50% to 9.95% and are secured by a charge over the financed assets.

Future principal payments on equipment financing arrangements as of December 31, 2010 are as follows:

2011	$7,945
2012	4,792
2013	2,649
2014	1,982
2015	1,340
$18,708

Northgate Minerals Corp.
Annual Report 2010

Note 10     Convertible Senior Notes

In October 2010, the Corporation completed a public offering of $170,000,000 convertible senior notes, including the exercise of a $20,000,000 over-allotment option by the underwriters. The notes are due on October 1, 2016 and will pay interest semi-annually at a rate of 3.50% per annum with the first interest payment due on April 1, 2011.

Holders of the convertible senior notes may, within specified time periods, convert their notes prior to July 1, 2016 under the following circumstances: (1) the closing sale price of Northgate’s common shares exceeds 130% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the immediately preceding quarter; (2) the trading price per $1,000 principal amount of the convertible notes is equal to or less than 97% of the product of the closing sale price of Northgate’s common shares and the applicable conversion rate; (3) the convertible notes are called for redemption by the Corporation; (4) upon the occurrence of specified corporate transactions; and (5) a “delisted event” occurs and is continuing. In addition, the notes will be unconditionally convertible at the option of the holder from July 1, 2016 to the business day immediately preceding the maturity date of the notes.

The initial conversion rate is 244.9780 common shares per $1,000 principal amount of notes, which represents an initial conversion price of approximately $4.08 per common share. The conversion rate, and thus the conversion price, will be subject to adjustment in certain circumstances. Northgate may, in lieu of delivery of common shares upon conversion of all or a portion of the convertible notes, elect to pay cash or a combination of cash and common shares.

The Corporation received net proceeds totalling $163,419,000 from the offering of the convertible senior notes, net of transaction costs of $6,581,000. Of the net proceeds, $129,942,000 was allocated to the liability based on the fair value of similar debt instruments without an associated conversion option. The fair value was calculated as the net present value of the Corporation’s contractual obligation to make principal and interest payments, discounted at 8.00%, being the market interest rate on similar borrowings but without the conversion feature. The remaining portion of the net proceeds of $33,477,000, plus future income taxes of $355,000 related to transaction costs recorded in equity, was allocated to the conversion feature and recorded in shareholders’ equity.

For the year ended December 31, 2010, interest of $2,728,000 in relation to the convertible notes has been recorded at the effective interest rate of 8.71% . Interest cost on the convertible notes, net of interest income earned on unused funds, has been capitalized to mineral property, plant and equipment.

The effect of outstanding convertible senior notes was anti-dilutive for the year ended December 31, 2010 and therefore excluded from the computation of diluted net earnings per share.

Note 11     Other Long-Term Liabilities

	2010	2009
Unrealized loss on copper forward contracts (note 15)	$—	$2,721
Accrued severance costs	—	3,888
Provision for long-service leave	2,424	1,488
Other	379	898
	$2,803	$8,995

Accrued severance costs are comprised of severance and retention payments accrued for Kemess South employees. On April 8, 2008, a new three-year collective agreement (the “Agreement”) was ratified by the International Union of Operating Engineers Local 115, which represents the 300 production and maintenance employees at Kemess South. The Agreement includes an enhanced severance package, which provides for a lump-sum payment to an employee who remains at Kemess South until the employee’s last scheduled shift. The payment is based on an employee’s service years as calculated at the time of the last shift.

In 2008, the Corporation also communicated details of a severance package to salaried Kemess South employees. The package provides for a lump-sum payment to a salaried employee who remains at Kemess South until the close of the mine. The payment is based on an employee’s service years as calculated at the time of the employee’s termination date.

Northgate Minerals Corp.
Annual Report 2010

Notes to Consolidated Financial Statements

The Corporation is recognizing all estimated severance and retention liabilities in earnings ratably over the service period. As at December 31, 2010, all accrued severance and retention costs have been classified as a current liability and included in accounts payable and accrued liabilities.

The Corporation’s Australian employees are entitled to 13 weeks of long-service leave for every 10 years of service in accordance with Australian legal requirements. The obligation is accrued and expensed over the 10-year period.

Note 12     Site Closure and Reclamation Obligations

Provisions for site closure and reclamation costs are based principally on legal and regulatory requirements established by various government agencies in Canada and Australia. Under current regulations, the Corporation is required to meet performance standards to minimize the environmental impact from its operations and to perform site restoration and other closure activities at its mining and development sites. The exact nature of environmental remediation requirements that may be encountered in the future, if any, cannot be predicted with certainty, because environmental requirements currently established by government agencies may change.

	2010	2009
Kemess South mine	$35,581	$37,363
Fosterville Gold mine	5,543	4,530
Stawell Gold mine	5,305	5,081
Young-Davidson property	1,484	516
	47,913	47,490
Less current portion	22,460	23,501
	$25,453	$23,989
Estimated undiscounted cash flows used to determine the total liability	$57,813	$52,373

Expenditures for Kemess South are expected to take place primarily from 2011 to 2014 with some expenditures, such as monitoring, to continue afterwards. The credit-adjusted risk-free rate at which the estimated future cash flows have been discounted is 5.33% and the inflation rate used to determine future expected costs is 2.00% .

Expenditures at Fosterville and Stawell are expected to be spent primarily from 2011 to 2015 with some expenditures, such as monitoring, to continue afterwards. The inflation rate used to determine future expected costs in Australia is 3.00% . The credit-adjusted risk-free rate at which the estimated future cash flows have been discounted is 5.70% at Fosterville and 4.67% at Stawell.

The respective discount rates were determined by using an appropriate measure for the risk-free rate in each country in which the Corporation operates, plus a risk premium reflective of the Corporation’s credit profile when the liability was recognized.

A reconciliation of total provision for site closure and reclamation obligation is as follows:

	2010	2009
Balance at the beginning of the year	$47,490	$46,269
Effect of change in estimated future cash flows	15,721	420
Site closure and reclamation costs paid	(20,633)	(11,089)
Accretion expense	1,677	3,253
Effect of foreign exchange	3,658	8,637
Balance at the end of the year	$47,913	$47,490

Northgate Minerals Corp.
Annual Report 2010

In 2010, the Corporation revised the undiscounted estimate for mine-site closure and reclamation costs at Kemess South, Young-Davidson, Stawell and Fosterville. Accordingly, the amounts recorded for the obligation and the related asset were increased.

At December 31, 2010, the Corporation had security bonds totalling Cdn$29,575,000 (2009 – Cdn$18,659,000) posted in connection with its reclamation permit for Kemess South and Young-Davidson (note 5).

At December 31, 2010, the Corporation also had cash deposits of A$10,460,000 (2009 – A$10,523,000) as security against performance guarantees relating to the future reclamation of Fosterville and Stawell (note 5). During 2010, the Corporation and the Department of Primary Industries (“DPI”) of the state of Victoria reviewed the current closure plan for Stawell, which will impact the amount of performance guarantee required to be posted with the DPI. While the updated closure plan and its impact on the closure bonding had not been finalized at December 31, 2010, management has estimated that a further A$1,500,000 will be required in additional security.

Note 13     Capital Management

The Corporation’s objective when managing capital is to maintain a strong capital base to ensure investor, creditor and market confidence and to sustain future development and growth. The Corporation considers capital to be equity and long-term debt. The Corporation sets the amount of capital in proportion to risk by managing the capital structure and making adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Corporation may issue new shares or seek debt financing. The Corporation has implemented a rigorous planning and budgeting process to determine the funds necessary to ensure it has the liquidity to meet its operating requirements and growth objectives. In assessing liquidity, the Corporation takes into account its expected cash flows from operations and its cash and cash equivalent holdings.

The Corporation is subject to certain restrictions by third parties and is required to maintain a margin account with respect to its copper forward contracts, which may require further deposits based on copper prices. There were no margin requirements at December 31, 2010 and 2009.

The Corporation’s Short-Term Loan, secured by the ARS investments, and convertible senior notes require debt service payments from time to time (note 8 and note 10). The Corporation’s site closure plans require the Corporation to post closure bonds and deposits from time to time. Estimated future costs of reclamation are accrued as an asset retirement obligation and posted bonds are recorded in other assets.

Neither the Corporation nor any of its subsidiaries are subject to any other externally imposed capital requirements such as loan covenants or capital ratios.

There were no changes to the Corporation’s approach to capital management during the year ended December 31, 2010.

Note 14     Shareholders’ Equity

A.     Authorized Share Capital

100,000,000,000,000 Class A preference shares, without par value, of which 100,000,000,000 have been designated Series I and 100,000,000,000 as Series 2.

100,000,000,000,000 Class B preference shares, without par value.

100,000,000,000,000 common shares, without par value.

Northgate Minerals Corp.
Annual Report 2010

Notes to Consolidated Financial Statements

B.     Employee Stock Option Plan

The Corporation has a stock option plan pursuant to which it can issue up to 14,000,000 common shares to directors, officers, employees and service providers. Stock options are granted at the discretion of the Compensation and Corporate Governance Committee, acting on behalf of the Board, at exercise prices based on the closing market price of the Corporation’s common shares on the date immediately prior to the grant of the stock options. Each option will be for a term of not less than seven years, with vesting of 20% on the date of grant and 20% on the anniversary date of the grant over the next four years. Options may not be granted with exercise periods longer than ten years. At December 31, 2010, 4,288,350 stock options were available for issue under the plan.

The continuity of options granted and outstanding under the stock option plan is as follows:

	2010		2009
		Average Exercise		Average Exercise
	Number	Price (Cdn$)	Number	Price (Cdn$)
Balance, beginning of year	6,325,850	$2.49	5,758,500	$2.92
Granted	2,110,000	3.55	1,616,000	1.06
Exercised	(941,650)	2.54	(364,600)	2.10
Cancelled	(152,000)	2.85	(684,050)	3.24
Balance, end of year	7,342,200	$2.78	6,325,850	$2.49
Exercisable	4,001,700	$2.79	3,525,800	$2.72

Details of the options outstanding as at December 31, 2010, are as follows:

Outstanding Options				Exercisable Options
Exercise	Number of	Weighted Average	Weighted Average	Number of	Weighted Average
Price (Cdn$)	Options	Remaining Life (years)	Exercise Price (Cdn$)	Vested Options	Exercise Price (Cdn$)
$0.69 – $0.90	40,000	4.87	$0.82	24,000	$0.82
$0.91 – $1.78	1,364,000	5.01	1.03	471,400	1.04
$1.79 – $1.84	550,000	1.08	1.79	550,000	1.79
$1.85 – $2.65	991,600	2.56	2.55	911,600	2.58
$2.66 – $4.07	4,396,600	4.73	3.52	2,044,700	3.58
	7,342,200	4.21	$2.78	4,001,700	$2.79

During the year ended December 31, 2010, the Corporation recognized a stock-based compensation expense of $2,727,000 (2009 – $1,255,000) based on the fair value of options granted and vested during the year. The amount recognized as an expense is net of $231,000 of stock-based compensation capitalized to mineral property, plant and equipment related to the development of Young-Davidson. The weighted average fair value of options granted in 2010 was Cdn$2.14 per share (2009 – Cdn$0.61) . The fair value of share options was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2010	2009
Risk-free interest rate	3.28%	2.30%
Annual dividend rate	—	—
Expected stock price volatility	67%	64%

The expected life of the options used in the option-pricing model was estimated to be five years based on historical experience.

For purposes of the fully diluted earnings per share calculations, all outstanding options were excluded from the calculation of the weighted average number of shares outstanding, as they were anti-dilutive.

Northgate Minerals Corp.
Annual Report 2010

C.     Employee Share Purchase Plan (“ESPP”)

The ESPP is available to all full-time employees of the Corporation in Canada. Under the terms of the ESPP, each full-time employee can buy treasury shares up to 5% of their base salary at the current market price and the Corporation will contribute additional shares equal to 50% of the employee’s contribution. During the year ended December 31, 2010, the Corporation recognized $225,000 (2009 – $212,000) in stock-based compensation expense associated with the ESPP.

D.     Equity Offering

On September 30, 2009, the Corporation issued 34,300,000 common shares to a syndicate of underwriters on a bought deal basis at a price of Cdn$2.92 per share for proceeds of $89,306,000, net of transaction costs of $4,106,000.

Note 15     Financial Instruments

Financial Risk Management

The Corporation has exposure to credit risk, liquidity risk and market risk from its use of financial instruments.

Credit Risk

Credit risk is the risk of potential loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Credit risk arises principally from the Corporation’s cash and cash equivalents, restricted cash, receivables and investment securities. It may also arise on the Corporation’s copper forward and other derivative contracts.

In general, the Corporation manages its credit exposure with respect to operational matters by transacting only with reputable, highly-rated counterparties. The Corporation monitors the financial condition of its customers and counterparties to contracts.

Gold doré produced in Australia is sold exclusively to Western Australia Mint, which is wholly-owned by the government of Western Australia. The Corporation believes there are other buyers in the marketplace that would buy the production under approximately the same financial terms. Concentrate produced at Kemess South is sold under a contract to Xstrata Canada Corporation (“Xstrata”), a wholly-owned subsidiary of the publicly traded international mining company, Xstrata plc. Kemess South gold-copper concentrate is of a quality that is readily saleable to a number of smelters under current market conditions. In the event that Xstrata is unable to purchase the Kemess South concentrate, it could be sold to other smelters once appropriate logistical arrangements were put in place.

The Corporation may also be exposed to credit risk on its copper forward contracts to the extent that the counterparty, Mitsui Bussan Commodities Ltd. (“Mitsui”), fails to meet its contractual obligation. The Corporation has mitigated this risk by obtaining a guarantee from Mitsui’s parent company, Mitsui and Co., Ltd. of Japan.

The Corporation limits its exposure to credit risk on investments by investing only in securities rated AAA by credit rating agencies such as S&P and Moody’s. Management continuously monitors the fair value of its investments, including its investments in ARS (note 7), to determine potential credit exposures. Any credit risk exposure on cash and cash equivalents is considered negligible as the Corporation places deposits only with major established banks and their subsidiaries in the countries in which it operates. Excess cash is invested in R1/P1/A1 rated investments including direct obligation commercial paper, bankers’ acceptances and other highly rated short-term investment instruments, which are recorded as cash and cash equivalents.

Northgate Minerals Corp.
Annual Report 2010

Notes to Consolidated Financial Statements

As at December 31, the Corporation’s gross credit exposure is as follows:

	2010	2009
Cash and cash equivalents	$334,840	$253,544
Trade and other receivables	54,996	26,396
Restricted cash (included in other assets) (note 5)	40,441	27,544
ARS (note 7)	36,003	37,702
	$466,280	$345,186

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages this risk such that it will have the ability to discharge its liabilities when due, both under normal and stressed conditions, without incurring significant losses or risking damage to the Corporation’s reputation.

The Corporation uses detailed cash forecasts to ensure cash is available to discharge its obligations when they come due. Cash needed for this purpose is invested in highly liquid investments.

Significant cash commitments are as follows:

	1 Year	2–3 Years	4–5 Years	6+ Years	Total
Accounts payable and accrued liabilities	$77,100	$—	$—	$—	$77,100
Severance and long service leave [1,2]	16,442	347	1,105	2,240	20,134
Equipment financing obligations (including interest)	8,950	8,249	3,488	—	20,687
Operating leases	827	473	53	—	1,353
Unrealized loss on copper forward contracts [3]	16,561	—	—	—	16,561
Short-Term Loan [4]	40,161	—	—	—	40,161
Convertible senior notes (including interest)	5,950	11,900	11,900	175,950	205,700
Asset retirement obligations [5]	23,657	5,177	18,322	10,657	57,813
Other liabilities	448	88	88	412	1,036
Closure bonding requirements (note 12)	1,535	—	—	—	1,535
	$191,631	$26,234	$34,956	$189,259	$442,080

[1]	The estimated severance liability will be recognized ratably over the estimated period of service. As at December 31, 2010, accrued severance of $6,192,000 has been recognized in accounts payable and accrued liabilities.
[2]	The provision for long service leave included above is undiscounted. As at December 31, 2010, accrued long service leave of $9,658,000 has been recognized in accounts payable and accrued liabilities, and $2,424,000 has been recognized in other long-term liabilities.
[3]	The unrealized loss on copper forward contracts included above is undiscounted. As at December 31, 2010, an unrealized loss of $16,435,000 on copper forward contracts has been recognized in accounts payable and accrued liabilities.
[4]	The Short-Term Loan is secured by Northgate’s ARS investments (note 8). This amount included above represents the principal amount only. The loan bears interest at LIBOR plus 100 basis points.
[5]	The asset retirement obligations included above are undiscounted. The Kemess South and Young-Davidson portion of the asset retirement obligation is backed by Cdn$29,575,000 in security bonds included in other assets. The Fosterville and Stawell portion is backed by A$10,460,000 in security bonds also included in other assets.

Market Risk

Market risk is the risk that changes to commodity prices, foreign exchange rates or interest rates will affect the Corporation’s income or the value of its financial instruments. The Corporation manages this risk by executing strategies to limit excessive exposure to the extent possible while optimizing the return on investments designed to mitigate such risks.

Commodity Price Risk – The Corporation is exposed to commodity price risk through the price of gold and copper and also through various input prices such as fuel, steel and electricity. The Board has established a Finance Committee, which assists management in the identification and analysis of price risks and potential strategies to mitigate this risk.

Northgate Minerals Corp.
Annual Report 2010

The Corporation reviews major input prices on a regular basis and may enter into long-term contracts to mitigate the price volatility.

The Corporation monitors the price of the commodities it produces and considers the risk exposure to fluctuating prices. In managing that risk, the Corporation is cognizant that investors generally seek exposure to the underlying commodities, particularly gold, through their investment.

All of the Corporation’s future gold production is unhedged and is fully exposed to future price movements.

The Corporation has entered into forward sales contracts with Mitsui to fix the price of copper for certain future production. A total volume of 7,725 tonnes of copper were sold forward using London Metals Exchange (“LME”) contracts as at December 31, 2010. These contracts mature from January 2011 through April 2011 at an average forward price of Cdn$3.37 per pound. The Corporation also entered into separate forward purchase contracts with Mitsui to repurchase in US dollars, over the same period, its forward sales position at the difference between the monthly average LME prices in the month of settlement and the forward price of Cdn$3.37. The volume of forward sales and purchases in each future contract month match the expected future pricing periods for copper in concentrate to be delivered to Xstrata under a concentrate sales agreement. The copper forward sales and purchase contracts are being recognized on a mark-to-market basis in net earnings. The fair value of these contracts at December 31, 2010 was a liability of $16,435,000, which is included in accounts payable and accrued liabilities.

At December 31, 2009, the Corporation sold forward 17,375 tonnes of copper at an average forward price of Cdn$3.31 per pound maturing between April 2010 and April 2011. The fair value of these contracts was a liability of $8,228,000 at December 31, 2009, of which $5,507,000 was included in accounts payable and accrued liabilities and $2,721,000 was included in other long-term liabilities.

In 2009, the Corporation closed out all copper forward sales contracts that were outstanding at December 31, 2008 for net proceeds of $7,689,000.

A change of $0.05 per pound in the forward price of copper would have changed the fair value of the outstanding contracts as at December 31, 2010 and, consequently, earnings before income taxes, by $846,000 (2009 – $1,839,000).

Gold and copper sales agreements include provisions where final prices are determined by quoted market prices in a period subsequent to the date of sale. Revenue and the related receivables are based on forward prices for the expected date of final settlement. These financial assets are therefore exposed to movements in the commodity price. A change of $0.05 per pound in the price of copper would have changed the related receivable as at December 31, 2010 and earnings before income taxes by $694,000 for the year ended December 31, 2010 (2009 – $505,000). A $10 per ounce change in the price of gold would have changed the related receivable as at December 31, 2010 and earnings before income taxes by $133,000 for the year ended December 31, 2010 (2009 – $320,000).

Foreign Currency Risk – The Corporation is exposed to foreign currency risk on its financial assets and liabilities denominated in Canadian dollars. Movements in the Canadian dollar relative to the US dollar will have an impact on future earnings.

The Corporation’s financial assets and liabilities denominated in Canadian dollars are as follows:

	2010	2009
Cash and cash equivalents	Cdn$ 238,929	Cdn$ 180,819
Trade and other receivables	17,391	391
Equity investments	513	313
Restricted cash (included in other assets)	29,575	18,659
Accounts payable and accrued liabilities	(47,070)	(20,509)
Equipment financing obligations	(8,597)	—
Income taxes receivable (payable)	2,224	(30,765)
	Cdn$ 232,965	Cdn$ 148,908

Northgate Minerals Corp.
Annual Report 2010

Notes to Consolidated Financial Statements

A 10% strengthening or weakening of the United States dollar against the Canadian dollar as at December 31, 2010 would have decreased or increased earnings before income taxes by $23,423,000 for the year ended December 31, 2010 (2009 – $14,228,000). This analysis assumes that all other variables remain constant.

Interest Rate Risk – The Corporation is exposed to interest rate risk on its Short-Term Loan, which bears interest at LIBOR plus 100 basis points.

A change of 50 basis points in the LIBOR rate for the year ended December 31, 2010 would have changed earnings before income taxes by $207,000 for the year ended December 31, 2010 (2009 – $214,000). This assumes all other variables, in particular foreign currency rates, remain constant.

Fair Values

The carrying values of cash and cash equivalents, accounts receivable, restricted cash, and accounts payable and accrued liabilities approximate fair values due to their short terms to maturity or ability to readily convert to cash. The carrying value of the short-term credit facility approximates its fair value as it bears interest based on market rates of interest. The carrying values of equipment financing obligations are not materially different from their fair values.

The fair value of the debt component of the Corporation’s convertible senior notes as at December 31, 2010 is $137,800,000, calculated as the net present value of the Corporation’s contractual obligation to make principal and interest payments. The discount rate used is 8.00%, being the market interest rate on similar borrowings but without the conversion feature.

The fair value of investments in equity securities classified as available for sale is determined using bid prices at the balance sheet date with any unrealized gains or losses recognized in other comprehensive income. The fair value of ARS investments is determined based on a third-party valuation and other observable and unobservable variables (note 7).

Commodity contracts are valued by determining the difference between contractual forward rates and the current forward prices for the residual maturity of the contracts. When in a gain position, the fair value of the commodity contracts is determined by discounting the expected future cash flows to the balance sheet date using the LIBOR rate at that date for the expected period to the settlement of these contracts, plus an amount representing the risk premium of the counterparty. When in a loss position, a spread representing the risk premium of the Corporation is added to LIBOR for the discounting of the expected future cash flows. The change in fair value of the forward contracts recognized in the results from operations was a loss of $13,768,000 for the year ended December 31, 2010 (2009 – loss of $37,674,000) and has been included in revenue.

The following table outlines the Corporation’s financial assets and liabilities measured at fair value by level within the fair value hierarchy described below. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value at December 31, 2010
	Total	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$334,840	$334,840	$—	$—
Metals receivable	36,345	—	36,345	—
Auction rate securities	36,003	—	—	36,003
Equity investments	515	515	—	—
Liabilities:
Unrealized loss on copper hedges	16,435	—	16,435	—

Northgate Minerals Corp.
Annual Report 2010

Level 1 –	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 –	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 –	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Corporation’s cash instruments are valued using quoted market prices in active markets, and therefore are classified as Level 1.

The Corporation recognizes revenue from the sale of its concentrate upon transfer of title and delivery, which usually occurs on receipt of the provisional payment from the buyer. The provisional payment is based on average metal prices from the previous month. The final prices of concentrate sales are determined by quoted market prices in a period subsequent to the date of sale. At period-end, the Corporation revalues its unsettled revenues using quoted forward rates based on the month of expected settlement. Because the inputs are derived from observable market data, concentrate receivables and payables are classified as Level 2.

The Corporation’s ARS are valued using a valuation technique that incorporates a number of variables, including the probability of future defaults, the potential impact of events in the global financial markets, the relative seniority of each auction rate security within the capital structure of the issuer, the credit circumstances of the financial guarantors, and the value of investments and reserves held by the issuers. Since there is not an active market for ARS and the securities have little price transparency, they are classified as Level 3.

The Corporation’s equity investments are classified as Level 1 as they are valued based on quoted bid prices in active markets.

The Corporation’s copper forward contracts are valued based on current forward prices for the residual maturity of the contracts and, when in a gain position, discounted using the 12-month LIBOR rate plus a risk premium for the counterparty, and, when in a loss position, at the 12-month LIBOR plus a risk premium for the Corporation. Because the inputs are derived from observable market data, the copper forward contracts are classified as Level 2.

A summary of the changes in the fair value of the Corporation’s Level 3 financial assets (ARS) for the years ending December 31 are as follows:

	2010	2009
Balance, beginning of year	$37,702	$39,291
Increase in fair value (temporary impairment) recorded in accumulated other comprehensive income	(1,325)	4,982
Other than temporary impairment recognized in earnings [1]	(374)	(6,571)
	$36,003	$37,702

[1]	For the year ended December 31, 2009, total other than temporary impairment recognized in earnings was $10,979,000, which included $4,408,000 that had been previously recognized in accumulated other comprehensive income.

There were no transfers between Level 1 and Level 2 of the fair value hierarchy and no transfers in or out of Level 3 of the hierarchy during the year ended December 31, 2010 and 2009.

Note 16     Income Taxes

Total income tax expense for the year ended December 31, 2010 was $15,377,000 (2009 – $5,154,000) and was allocated as follows:

	2010	2009
Income tax expense recorded in net earnings	$15,732	$6,719
Income tax benefits recorded in shareholders’ equity	(355)	(1,565)
	$15,377	$5,154

Northgate Minerals Corp.
Annual Report 2010

Notes to Consolidated Financial Statements

Income tax expense recognized in net earnings differs from the amount, which would result from applying the statutory Canadian income tax rate for the following reasons:

	2010	2009
Loss before taxes	$(55,972)	$(42,787)
Canadian income tax rate	28.50%	30.00%
Tax recovery based on statutory income tax rate	(15,952)	(12,836)
Expenses not deductible or income not taxable	(104)	3,599
Investment tax credit	(207)	(1,070)
Change in valuation allowance, tax rates and other items	33,968	17,104
Difference in tax rates in foreign jurisdictions	(1,601)	—
Effect of foreign exchange	(2,129)	(2,904)
Mining taxes	1,757	2,826
Income tax expense	$15,732	$6,719

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented as follows:

	2010	2009
Future income tax assets
Non-capital loss carry forwards and other deductions	$46,446	$31,189
Net capital loss carry forwards	27,033	26,037
Reclamation liabilities	10,025	10,644
Employee provisions	5,274	3,784
Accrued liabilities	—	3,825
Unrealized loss on copper forward contracts	4,375	2,360
British Columbia mineral tax deductions	—	12,230
Financing costs	1,385	2,063
Mineral property, plant and equipment	86,769	45,177
Other	2,730	1,060
Future income tax assets	184,037	138,369
Valuation allowance applied	(139,296)	(100,099)
Total future income tax assets	44,741	38,270
Future income tax liabilities
Mineral property, plant and equipment	(36,610)	(13,857)
Investment tax credits	(1,022)	(2,446)
Other	(3,452)	(2,786)
Total future income tax liabilities	(41,084)	(19,089)
Net future income tax asset	$3,657	$19,181
Allocated as follows:
Current portion of future income tax asset	$5,619	$5,541
Non-current portion of future income tax asset	9,381	14,507
Current portion of future income tax liability	—	(867)
Non-current portion of future income tax liability	(11,343)	—
Net future income tax asset	$3,657	$19,181

At December 31, 2010, the Corporation has approximately Cdn$172,188,000 of capital losses for Canadian tax purposes available indefinitely to reduce taxes payable on future capital gains.

The Corporation’s Australian subsidiaries have non-capital losses of approximately A$151,296,000 available for Australian income tax purposes, which can be carried forward indefinitely to reduce future taxable income.

Northgate Minerals Corp.
Annual Report 2010

Note 17     Segmented Information

The Corporation’s primary segment reporting basis is by individual mine as the assessment of performance and resource allocation decisions are made on the same basis. The Corporate segment includes costs incurred for corporate activity in both Canada and Australia, as well as revenues and costs that are not attributable to the individual mines for performance assessment. Hedging activity and exploration costs are also included in the Corporate segment as the decisions concerning these expenditures are approved at the Corporate level.

During the first quarter of 2010, the Corporation determined that the Young-Davidson project qualified as an operating segment and has restated the comparative information to conform to the current period presentation. In prior years, the operating results of Young-Davidson had been included in the Corporate segment.

The operating segment results for the year ending December 31, 2010 are as follows:

				Young-
	Kemess	Fosterville	Stawell	Davidson	Corporate	Total
Revenues	$287,642	$123,462	$87,711	$—	$(13,768)	$485,047
Depreciation and depletion	30,042	36,614	47,082	—	293	114,031
Exploration	2,270	9,955	6,350	2,952	602	22,129
Net interest expense (income)	(86)	290	420	—	(2,800)	(2,176)
Earnings (loss) from operations, before income taxes	71,681	(75,409)	(36,491)	(3,239)	(12,514)	(55,972)
Capital expenditures [1]	6,735	49,868	36,124	94,872	316	187,915
Mineral property, plant and equipment	43,294	60,201	144,714	117,989	885	367,083
Total assets	140,443	84,723	162,041	123,697	394,580	905,484

[1]	Capital expenditures include plant and equipment purchased outright and financed.

The operating segment results for the year ending December 31, 2009 are as follows:

				Young-
	Kemess	Fosterville	Stawell	Davidson	Corporate	Total
Revenues	$337,052	$100,140	$85,515	$—	$(37,731)	$484,976
Depreciation and depletion	40,193	30,168	33,380	39	346	104,126
Exploration	55	6,153	3,802	4,022	605	14,637
Net interest expense (income)	(31)	387	255	—	(2,191)	(1,580)
Earnings (loss) from operations, before income taxes	97,028	(79,861)	(6,035)	(4,013)	(49,906)	(42,787)
Capital expenditures [1]	7,553	36,075	33,350	7,697	55	84,730
Mineral property, plant and equipment	49,992	110,493	141,648	24,496	787	327,416
Total assets	129,270	115,785	152,777	25,484	318,363	741,679

[1]	Capital expenditures include plant and equipment purchased outright and financed.

Revenue per geographical region for the year ending December 31 is as follows:

	2010	2009
Canada	$273,874	$299,321
Australia	211,173	185,655
	$485,047	$484,976

Revenue for the years ended December 31, 2010 and 2009 include the effect of mark-to-market adjustments associated with forward contracts.

Northgate Minerals Corp.
Annual Report 2010

Notes to Consolidated Financial Statements

The Corporation has an agreement with Xstrata for the shipment and sale of Kemess’ gold-copper concentrate. The Corporation also has a sales arrangement with Western Australia Mint for gold doré bars produced at Fosterville and Stawell.

The mineral property, plant and equipment by geographical region are presented as follows:

	2010	2009
Canada	$161,528	$74,690
Australia	205,555	252,726
	$367,083	$327,416

Note 18     Other Income

For the year ended December 31, 2010, other income included a gain of $1,619,000 for an insurance settlement related to equipment that was damaged at Stawell in February 2010.

Note 19     Supplementary Cash Flow Information

Changes in non-cash working capital and other:

	2010	2009
Trade and other receivables	$(33,168)	$(13,408)
Income taxes receivable	3,130	6,837
Inventories	1,506	364
Prepaid expenses	912	(947)
Accounts payable and accrued liabilities	10,048	(8,558)
Income taxes payable	(29,395)	29,395
Settlement of forward contracts	(5,557)	7,689
Reclamation costs paid	(20,633)	(11,089)
	$(73,157)	$10,283

Supplementary information:

	2010	2009
Cash paid during the year for:
Interest	$2,160	$2,298
Income taxes	26,913	587
Non-cash transactions:
Purchase of mineral property, plant and equipment through financing arrangements	13,936	2,734
Mine construction financed by accounts payable and accrued liabilities	18,836	—
Insurance premiums financed by a loan facility	650	856
Investment tax credit recorded as a reduction to mineral property, plant and equipment	5,366	—
Interest capitalized to mineral property, plant and equipment	1,435	—
Accretion on convertible senior notes capitalized to mineral property, plant and equipment	1,293	—
Deferred transaction costs transferred to liability or equity	—	775
Future income tax benefits recorded directly in equity	354	1,565

Northgate Minerals Corp.
Annual Report 2010

Note 20     Commitments and Contingencies

For the year ended December 31, 2010, other income included a gain of $1,619,000 for an insurance settlement related to equipment that was damaged at Stawell in February 2010. As part of the insurance claim, the Corporation was required to issue an irrevocable purchase order to purchase new equipment. The purchase commitment was entered into in April 2010 at a purchase price of A$2,059,000.

In June 2010, the Corporation signed an Exploration and Option to Enter Joint Venture Agreement with Nevada Exploration Inc. (“NGE”) on NGE's Awakening Gold Project (the “Property”) in Humboldt County, Nevada. The Agreement grants Northgate the option to earn an initial 51% interest in the Property by spending $4,100,000 in exploration and making additional payments totalling $436,000 over five years. Northgate's exploration commitment in the first year is $500,000.

The Corporation’s interest in the Kemess South mine is subject to a 1.62% royalty on the value of payable metals produced.

Note 21     Subsequent Event

In February of 2011, Northgate sold 100% of the auction rate securities that it had held as investments since 2007. Northgate used the proceeds of $40,940,000 to repay the outstanding balance of the Short-Term Loan originally made by Lehman Brothers in 2007 in association with the investment account in which Northgate’s investments had been held (the “Account”). Northgate elected to sell the auction rate securities and repay the Short-Term Loan after Barclays confirmed to Northgate in February 2011 that the Short-Term Loan and the Account had been duly acquired by Barclays from Lehman Brothers as part of the court-approved purchase following the Lehman Brothers bankruptcy in September of 2008.

Note 22     Comparative Figures

To ensure comparability of financial information, certain comparative figures have been reclassified to conform to the presentation adopted in the current reporting period.

Northgate Minerals Corp.
Annual Report 2010

Five Year Comparative Summary

Thousands of US dollars, except share and per share data	2010	2009	2008	2007	2006
Revenue	$ 485,047	$ 484,976	$ 460,988	$ 337,546	$ 411,313
Cost of sales	322,558	300,800	310,934	226,933	224,584
Depreciation and depletion	114,031	104,126	67,290	34,140	35,591
Administrative and general	12,524	10,679	11,863	10,461	8,209
Interest income	(2,176)	(1,580)	(6,937)	(17,124)	(4,013)
Exploration	22,129	14,637	32,595	29,887	11,449
Currency translation losses (gains)	(8,614)	1,143	(6,830)	(6,704)	1,922
Accretion of site closure and reclamation costs	1,677	3,253	1,984	2,559	1,553
Writedown of mineral property	80,411	84,849	—	31,815	—
Writedown of auction rate securities	374	10,979	20,310	—	—
Other expense (income)	(1,895)	(1,123)	(10,691)	(7,820)	8,423
	541,019	527,763	420,518	304,147	287,718
Earnings (loss) before income taxes	(55,972)	(42,787)	40,470	33,399	123,595
Income tax recovery (expense)					
Current	1,309	(29,472)	(5,261)	(6,446)	(5,406)
Future	(17,041)	22,753	(24,489)	12,472	(11,447)
	(15,732)	(6,719)	(29,750)	6,026	(16,853)
Net earnings (loss) for the year	$ (71,704)	$ (49,506)	$ 10,720	$ 39,425	$ 106,742
Net earnings (loss) per share					
Basic	$ (0.25)	$ (0.19)	$ 0.04	$ 0.16	$ 0.50
Diluted	$ (0.25)	$ (0.19)	$ 0.04	$ 0.15	$ 0.48
Weighted average shares outstanding					
Basic	290,922,452	264,603,527	255,269,183	254,166,789	215,609,932
Diluted	290,922,452	264,603,527	255,453,093	255,257,756	222,892,929

Year-end Financial Highlights

	2010	2009	2008	2007	2006
Working capital	$ 271,731	$ 173,806	$ 21,947	$ 235,739	$ 297,957
Other assets	40,819	27,544	53,606	80,181	27,622
Mineral property, plant and equipment	367,083	327,416	357,725	121,337	159,299
Total assets	905,484	741,679	591,629	634,589	515,631
Shareholders' equity and capital securities	543,936	543,634	415,438	486,776	447,748
Common shares outstanding	291,856,984	290,688,386	255,717,071	254,452,862	253,700,033

Selected Quarterly Financial Data Thousands of US dollars, except per share data (unaudited)

	2010 Quarter Ended				2009 Quarter Ended			
	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Revenue	$ 148,701	$ 88,331	$122,737	$ 125,278	$110,698	$120,163	$ 130,297	$ 123,818
Earnings (loss)	(72,020)	(8,881)	4,260	4,937	(67,755)	(8,563)	5,402	21,410
Earnings (loss) per share								
Basic	$ (0.25)	$ (0.03)	$ 0.01	$ 0.02	$ (0.23)	$ (0.03)	$ 0.02	$ 0.08
Diluted	$ (0.25)	$ (0.03)	$ 0.01	$ 0.02	$ (0.23)	$ (0.03)	$ 0.02	$ 0.08

Northgate Minerals Corp.
Annual Report 2010
Page 80

Mineral Reserves and Resources

Mineral Reserves – Proven & Probable

At December 31, 2010	Category	Quantity (tonnes)	Grades Gold (g/t)	Grades Copper (%)	Contained Minerals Gold (ounces)	Contained Minerals Copper (000s lbs)
Kemess South	Proven	3,495,000	0.24	0.12	27,000	9,247
Fosterville	Proven	446,000	7.19	n/a	103,000	n/a
	Probable	2,659,000	4.35	n/a	372,000	n/a
		3,105,000	4.76		475,000	
Stawell						
(underground)	Proven	254,000	3.69	n/a	30,000	n/a
(open pit)	Probable	452,000	1.96	n/a	28,000	n/a
(underground)	Probable	1,342,000	4.06	n/a	175,000	n/a
		2,048,000	3.55		234,000	
Young-Davidson						
(open pit)	Proven	3,793,000	1.60	n/a	195,000	n/a
(open pit)	Probable	2,388,000	1.69	n/a	130,000	n/a
(underground)	Proven	3,469,000	3.22	n/a	359,000	n/a
(underground)	Probable	22,740,000	2.92	n/a	2,135,000	n/a
		32,390,000	2.71		2,819,000	
Total Proven & Probable Reserves		**41,038,000**			**3,555,000**	**9,247**

Mineral Resources – Measured and Indicated

At December 31, 2010	Category	Quantity (tonnes)	Grades Gold (g/t)	Grades Copper (%)	Contained Minerals Gold (ounces)	Contained Minerals Copper (000s lbs)
Kemess Underground	Indicated	136,500,000	0.56	0.29	2,610,000*	861,000
Young-Davidson						
(underground)	Indicated	132,000	3.08	n/a	13,100	n/a
Fosterville						
(<100m from surface)	Measured	2,745,000	2.21	n/a	195,000	n/a
(<100m from surface)	Indicated	4,760,000	1.54	n/a	236,000	n/a
(>100m from surface)	Indicated	1,556,000	4.67	n/a	234,000	n/a
		9,061,000	2.28		665,000	
Stawell						
(<100m from surface)	Indicated	2,975,000	2.19	n/a	209,000	n/a
(>100m from surface)	Indicated	448,000	4.62	n/a	67,000	n/a
		3,423,000	2.51		276,000	
Total Measured & Indicated Resources		**149,116,000**			**3,564,000**	

* Includes silver contribution @ 55 ounces of silver to one ounce of gold.

Northgate Minerals Corp.
Annual Report 2010
Page 81

Mineral Resources – Inferred

At December 31, 2010	Category	Quantity (tonnes)	Grades: Gold (g/t)	Grades: Copper (%)	Contained Minerals: Gold (ounces)	Contained Minerals: Copper (000s lbs)
Kemess Underground	Inferred	6,000,000	0.42	0.22	90,000*	30,000
Young-Davidson						
(open pit)	Inferred	20,000	1.76	n/a	1,000	n/a
(underground)	Inferred	5,950,000	3.40	n/a	650,000	n/a
		5,970,000	3.40		651,000	
Fosterville						
(<100m from surface)	Inferred	2,379,000	1.70	n/a	130,000	n/a
(>100m from surface)	Inferred	3,044,000	4.77	n/a	467,000	n/a
		5,423,000	3.42		597,000	
Stawell						
(<100m from surface)	Inferred	25,000	2.30	n/a	2,000	n/a
(>100m from surface)	Inferred	680,000	4.97	n/a	109,000	n/a
		705,000	4.90		111,000	
Total Inferred Resources		**18,098,000**			**1,449,000**	

* Includes silver contribution @ 55 ounces of silver to one ounce of gold.

Northgate Minerals Corp.
Annual Report 2010
Page 82

Note to US Investors:

The Corporation prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this report are defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Corporation uses certain terms, such as, "measured mineral resources", "indicated mineral resources", "inferred mineral resources" and "probable mineral reserves", that the SEC does not recognize (these terms may be used in this report and are included in the Company's public filings which have been filed with securities commissions or similar authorities in Canada).

Note to Reserves and Resources

1. The terms "Mineral Reserve", "Proven Mineral Reserve" and "Probable Mineral Reserve" used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves Definitions and Guidelines adopted by the CIM Council on August 20, 2000. The terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource", and "Inferred Mineral Resource" used in this report are Canadian mining terms as defined in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects under the guidelines set out in the CIM Standards. Mineral reserves and mineral resources for Kemess South and Young-Davidson have been estimated in accordance with the definitions contained in the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards and National Instrument 43-101.
2. Mineral reserves and mineral resources for Fosterville and Stawell have been estimated in accordance with the AusIMM JORC Code and have been reconciled to CIM Standards as prescribed by NI 43-101.
3. All mineral resources are exclusive of mineral reserves.
4. Mineral resources that are not mineral reserves do not have demonstrated economic viability.
5. Mineral reserves and resources are rounded to 1,000 tonnes, 0.01 g/t gold and 1,000 ounces. Minor discrepancies in summations may occur due to rounding.
6. Mineral reserves were calculated using the following parameters:
   - **Kemess South:** Exchange rate Cdn$/US$1.03; gold price $1,300/oz; copper price $4.00/lb; and, silver price $15.00/oz. Operating assumptions were as follows: gold recovery 57.5%; copper recovery 77.8%; mining costs Cdn$1.20/tonne; milling costs Cdn$4.00/tonne; and, G&A costs Cdn$1.50/tonne.
   - **Young-Davidson:** Underground mineral reserves were estimated using an average long-term gold price of $725/oz (Cdn$853/oz). A 1.7 g/t gold cut-off grade was applied to the underground resource model for the sublevel cave and longhole shrinkage mining methods based on 15% dilution, mining costs of Cdn$21.74, process costs of Cdn$11.40, G&A costs of Cdn$2.75 and a gold recovery of 92.5%. A 2.3 g/t gold cut-off grade was applied to the longhole retreat mining method to account for the additional capital development and lower productivity of this mining method. The open pit gold cut-off considers ore-based operating costs of $12.11/tonne (processing and G&A), a gold recovery of 91%, a $0.68/tonne stockpile rehandle cost and royalty costs as appropriate. A 0.62 g/t cut-off was applied within royalty free claims, 0.68 g/t cut-off and 0.69 g/t cut-off applied to claims subject to royalty agreements. For open pit reserves, the following parameters were used: exchange rate Cdn$/US$1.00, gold price $1,200/oz, a 91.5% gold recovery and a Cdn$18.82/tonne open pit operating cost to estimate a breakeven cut-off of approximately 0.6 g/t gold. A minimum true thickness of approximately five metres was employed in defining the mineralized drill intercepts.
   - **Fosterville:** Gold price A$1,165/oz; cut-off grade applied was variable for underground ore depending on width, mining method and ground conditions; dilution of 5%-30% and mining recovery of 70%-100% were applied depending on mining method.
   - **Stawell:** Gold price A$1,165/oz; cut-off grade applied was variable for underground ore depending upon width, mining method and ground conditions. Wonga surface and Magdala surface above 130 mRL and above, a nominal 0.8 g/t gold cut-off was applied.
7. Mineral resources were calculated using the following economic parameters:
   - **Young-Davidson:** Mineral resources were estimated using an average long-term gold price of $750/oz (Cdn$806/oz). Underground mineralized wireframes constructed based on approximately a 1.70 g/t gold cut-off grade, a 1.3 g/t incremental cut-off grade and a minimum true thickness of three metres. Open pit mineralized wireframes constructed based on approximately a 0.60 g/t gold cut-off grade and a minimum true thickness of five metres.
   - **Kemess Underground:** Mineral resources were estimated using an average long-term exchange rate Cdn$/US$1.00, gold price of $1,100/oz, copper price of $ 2.80/lb and silver of $20.00/oz. Gold recoveries of 68% and copper recoveries of 90% were used.
   - **Fosterville:** Gold price A$1,250/oz; cut-off grade applied were 0.5 g/t gold for oxide, 1.0 g/t gold for near-surface sulphide (above 5050mRL) and 3.0 g/t gold for underground sulphide (below 5050mRL).
   - **Stawell:** Gold price A$1,250/oz; Wonga Surface and Magdala surface above 130 mRL and above, a nominal 0.8 g/t gold cut-off was applied.
8. Mineral reserve estimates were prepared by:
   - **Kemess South:** Gordon Skrecky, Chief Mine Geologist, Kemess mine. Mr. Skrecky is a member of the Association of Professional Engineers and Geoscientists of British Columbia and has over 24 years of experience in mineral resource estimation.
   - **Young-Davidson:** Underground mineral reserve estimates were prepared by Gary Taylor, Mining Manager, AMEC Americas Limited ("Amec"), Jay Melnyk, Principal Mining Manager, Amec, and Carl Edmunds, Exploration Manager, Northgate Minerals Corporation. Mr. Taylor is a member of the Association of Professional Engineers of Saskatchewan and the Association of Professional Engineers of the Province of Manitoba and has over 37 years of relevant geological experience. Mr. Melnyk is a member of the Association of Professional Engineers and Geoscientists of British Columbia and has over 20 years of relevant geological experience. Mr. Edmunds is a member of the Association of Professional Engineers, Geologists and Geophysicists of British Columbia and has 23 years of experience in mineral resource estimation. Open pit mineral reserve estimates were prepared by Jim Gray, GR Technical Services Ltd. Mr. Gray is a member of the Association of Professional Engineers and Geoscientists of the province of British Columbia, the Association of Professional Engineers, Geologists and Geophysicists of Alberta and the Canadian Institute of Mining and Metallurgy and has over 31 years of relevant engineering experience.
   - **Fosterville:** Ion Hann, Mining Manager, Northgate and Marcus Binks, Processing Manager, Northgate. Mr. Hann is a member of the Australasian Institute of Mining and Metallurgy and has over 20 years of relevant engineering experience. Mr. Binks is a member of the Australasian Institute of Mining and Metallurgy and has over 18 years of relevant metallurgical experience.
   - **Stawell:** Austin Hemphill, Mine Technical Superintendent, Northgate. Mr. Hemphill is a member of the Australasian Institute of Mining and Metallurgy and has over eight years of relevant engineering experience.
9. Mineral resource estimates were prepared by:
   - **Young-Davidson:** Carl Edmunds, Exploration Manager, Northgate.
   - **Kemess Underground:** Northgate's geological staff, which includes a number of individuals who are Qualified Persons as defined under NI 43-101 and under the supervision of Carl Edmunds, Exploration Manager, Northgate.
   - **Fosterville:** Simon Hitchman, District Exploration Geologist, Northgate and Paul Napier, Senior Mine Geologist, Northgate. Mr. Hitchman is a member of the Australasian Institute of Mining and Metallurgy and the Australian Institute of Geoscientists and has over 24 years of relevant geological experience. Mr. Napier is a member of the Australasian Institute of Mining and Metallurgy and has 13 years of relevant geological experience.
   - **Stawell:** Mark Haydon, Geology Manager, Stawell Gold Mines. Mr. Haydon is a member of the Australasian Institute of Geoscientists and has over 16 years of relevant geological experience.

Northgate Minerals Corp.
Annual Report 2010
Page 83

Directors & Officers

Board of Directors

Mark Daniel, [2,3]
Toronto, ON, Canada
Corporate Director and
Retired Mining Company Executive

Paul J. Dowd [2,3,4]
Burnside, SA, Australia
Corporate Director and
Mining Company Executive

Patrick D. Downey, CA [1,4]
Whitby, ON, Canada
Retired Mining Company Executive

Richard J. Hall [2,4]
Centennial, CO, USA
Corporate Director and
Mining Company Executive

Douglas P. Hayhurst, FCA [1,4]
Vancouver, BC, Canada
Corporate Director and Retired IBM
Business Consulting Services
and PricewaterhouseCoopers Executive

Terry A. Lyons
Vancouver, BC, Canada
Chairman,
Northgate Minerals Corporation

Conrad A. Pinette [1,3]
Vancouver, BC, Canada
Retired Forest Company Executive and
Corporate Director

Kenneth G. Stowe
Oakville, ON, Canada
President & Chief Executive Officer,
Northgate Minerals Corporation

1 Member of the Audit Committee
2 Member of the Corporate Governance & Compensation Committee
3 Member of the Health, Safety & Environment Committee
4 Member of the Finance Committee

Officers

Kenneth G. Stowe
President and Chief Executive Officer

Jon A. Douglas
Senior Vice President and
Chief Financial Officer

Peter MacPhail
Chief Operating Officer

Christopher J. Rockingham
Vice President, Exploration and
Business Development

Matthew J. Howorth
Vice President, General Counsel
and Corporate Secretary

Eugene T. Lee
Vice President, Finance

Operations Management

Luc Guimond
Executive General Manager, Australia

Troy Cole
General Manager, Stawell

Ian Holland
General Manager, Fosterville

Gordon Skrecky
Project Manager, Kemess

J. Andrew Cormier
Project Manager, Young-Davidson

Northgate Minerals Corp.
Annual Report 2010
Page 84

Cautionary Note Regarding Forward-Looking Statements and Information:

This Northgate report contains "forward-looking information", as such term is defined in applicable Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, concerning Northgate's future financial or operating performance and other statements that express management's expectations or estimates of future developments, circumstances or results. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "expects", "believes", "anticipates", "budget", "scheduled", "estimates", "forecasts", "intends", "plans" and variations of such words and phrases, or by statements that certain actions, events or results "may", "will", "could", "would" or "might" "be taken", "occur" or "be achieved". Forward-looking information is based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which Northgate operates, are inherently subject to significant operational, economic and competitive uncertainties and contingencies. Northgate cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Northgate's actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to, gold and copper price volatility; fluctuations in foreign exchange rates and interest rates; the impact of any hedging activities; discrepancies between actual and estimated production, between actual and estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success of exploration and permitting activities. In addition, the factors described or referred to in the section entitled "Risk Factors" in Northgate's Annual Information Form for the year ended December 31, 2010 or under the heading "Risks and Uncertainties" in Northgate's 2010 Annual Report, both of which are available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this report. Although Northgate has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate or that management's expectations or estimates of future developments, circumstances or results will materialize. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information in this report is made as of the date of this report, and Northgate disclaims any intention or obligation to update or revise such information, except as required by applicable law.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

The Corporation prepares its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this report are defined in accordance with National Instrument 43-101-Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Corporation uses certain terms, such as, "measured mineral resources", "indicated mineral resources", "inferred mineral resources" and "probable mineral reserves", that the SEC does not recognize (these terms may be used in this report and are included in the Corporation's public filings which have been filed with securities commissions or similar authorities in Canada).

Northgate Minerals Corp.
Annual Report 2010
Page 85

SCHEDULE B

Interim Condensed Consolidated Financial Statements

For the three and nine months ended September 30, 2011
(unaudited)

Interim Condensed Consolidated Statements of Financial Position

	September 30	December 31
Thousands of US dollars, unaudited	2011	2010
Assets
Current Assets
Cash and cash equivalents	$133,346	$334,840
Trade and other receivables, including derivatives	18,677	62,051
Income taxes receivable	12,072	2,236
Inventories (note 4)	23,908	46,268
Prepaid expenses	3,595	2,367
Total Current Assets	191,598	447,762
Non-current Assets
Other assets (note 5)	50,523	40,819
Deferred tax assets	9,440	13,014
Mineral property, plant and equipment	516,248	323,903
Investments (note 6)	1,799	36,519
Total Non-current Assets	578,010	414,255
Total Assets	$769,608	$862,017
Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities, including derivatives	$72,757	$93,534
Short-term loan (note 7)	—	40,161
Equipment financing obligations	8,117	7,945
Provisions (note 8)	15,619	38,359
Total Current Liabilities	96,493	179,999
Non-current Liabilities
Equipment financing obligations	12,387	10,763
Convertible senior notes	135,306	131,235
Option component of convertible senior notes	39,976	47,414
Other long-term liabilities	345	379
Provisions (note 8)	34,160	30,459
Deferred tax liabilities	12,769	—
Total Non-current Liabilities	234,943	220,250
Total Liabilities	331,436	400,249
Shareholders' Equity
Common shares	408,616	407,029
Contributed surplus	10,938	8,915
Accumulated other comprehensive income	16,761	23,014
Retained earnings	1,857	22,810
Total Shareholders' Equity	438,172	461,768
Total Liabilities and Shareholders' Equity	$769,608	$862,017

Subsequent events (notes 5 and 17)
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Northgate Minerals Corporation | Q3 2011 | 1

Interim Condensed Consolidated Statements of Comprehensive Income

Thousands of US dollars,	Three Months Ended Sep 30		Nine Months Ended Sep 30
except share and per share amounts, unaudited	2011	2010	2011	2010
Revenue	$89,608	$88,331	$280,051	$336,346
Operating expenses
Cost of sales (note 4)	57,994	95,047	232,256	315,733
Administrative and general	5,983	2,721	15,214	9,370
Exploration	6,447	7,284	17,035	17,930
Decommissioning and site rehabilitation (note 8)	3,617	—	16,269	—
Primero arrangement agreement (note 12)	25,373	—	25,373	—
Other expenses (income) (note 13)	3,341	(174)	7,575	(1,495)
	102,755	104,878	313,722	341,538
Loss from operating activities	(13,147)	(16,547)	(33,671)	(5,192)
Financing income (expenses)
Interest income	764	1,115	3,222	2,935
Finance costs (note 11)	(847)	(683)	(2,323)	(2,118)
Currency translation gain (loss)	(8,282)	5,399	(2,024)	2,093
Fair value adjustment on option component of convertible notes	(6,567)	—	7,438	—
Write-down of investments	—	(5)	—	(374)
	(14,932)	5,826	6,313	2,536
Loss before income taxes	(28,079)	(10,721)	(27,358)	(2,656)
Income tax recovery (expense)	385	2,069	6,405	(2,442)
Net loss for the period	(27,694)	(8,652)	(20,953)	(5,098)
Other comprehensive income (loss)
Unrealized gain (loss) on available for sale investments	(83)	87	204	(849)
Unrealized gain (loss) on translation of foreign operations	(19,774)	31,042	(11,391)	16,849
Reclassification of impairment on available for sale investments to profit or loss	—	5	—	374
Reclassification of realized loss (gain) on available for sale investments to profit or loss	—	(26)	4,934	232
	(19,857)	31,108	(6,253)	16,606
Comprehensive income (loss)	$(47,551)	$22,456	$(27,206)	$11,508
Loss per share (note 14)
Basic	$(0.09)	$(0.03)	$(0.07)	$(0.02)
Diluted	$(0.09)	$(0.03)	$(0.09)	$(0.02)
Weighted average shares outstanding (note 14)
Basic	292,098,088	290,957,352	291,971,924	290,846,108
Diluted	292,098,088	290,957,352	333,618,184	290,846,108

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Northgate Minerals Corporation | Q3 2011 | 2

Interim Condensed Consolidated Statements of Cash Flows

	Three Months Ended Sep 30		Nine Months Ended Sep 30
Thousands of US dollars, unaudited	2011	2010	2011	2010

Operating Activities
Net loss for the period	$(27,694)	(8,652)	$(20,953)	(5,098)
Adjustments for:
Depreciation and depletion	17,574	29,278	70,245	88,750
Unrealized currency translation losses (gains)	3,773	(750)	3,041	140
Gain on disposal of assets	91	(29)	(1,704)	(1,334)
Stock-based compensation	620	577	2,532	2,564
Accrual (reversal) of employee severance costs	(879)	520	374	1,393
Interest income	(764)	(1,115)	(3,222)	(2,935)
Finance costs	847	683	2,323	2,118
Income tax expense (recovery)	(385)	(2,069)	(6,405)	2,442
Income tax credited to operating expenses	—	—	(1,188)	—
Change in fair value of forward contracts	—	14,837	(1,364)	1,766
Fair value adjustment on option component of convertible notes	6,567	—	(7,438)	—
Decommissioning and site rehabilitation expense	3,617	—	16,269	—
Write-down of investments	—	5	—	374
Loss (gain) on sale of investments	—	(26)	(17)	232
Changes in operating working capital and other (note 16)	(13,283)	(26,166)	(24,357)	(28,443)
Interest received	407	1,115	2,886	2,935
Interest paid	(568)	(532)	(4,558)	(1,585)
Income taxes paid	(82)	(905)	(209)	(29,260)
	(10,159)	6,771	26,255	34,059
Investing Activities
Decrease (increase) in restricted cash	245	(11)	294	(9,890)
Purchase of plant and equipment	(4,892)	(6,174)	(11,991)	(26,882)
Mineral property development	(18,517)	(17,089)	(50,754)	(43,659)
Assets under construction	(77,801)	(17,434)	(174,365)	(34,154)
Proceeds from sale of equipment	3,007	—	18,989	513
Proceeds from insurable asset disposition	—	—	—	1,619
Proceeds from sale of investments	—	37	40,954	119
Purchase of investments	—	—	(201)	—
Deferred transaction costs paid	—	(738)	(1,194)	(898)
	(97,958)	(41,409)	(178,268)	(113,232)
Financing Activities
Repayment of equipment financing obligations	(1,377)	(2,070)	(8,462)	(5,436)
Cash from equipment financing	—	—	1,275	—
Repayment of short-term loan	—	(320)	(40,161)	(1,048)
Repayment of other long-term liabilities	(403)	(217)	(1,404)	(646)
Issuance of common shares	863	249	1,078	658
	(917)	(2,358)	(47,674)	(6,472)
Effect of exchange rate changes on cash and cash equivalents	(2,089)	997	(1,807)	275
Decrease in cash and cash equivalents	(111,123)	(35,999)	(201,494)	(85,370)
Cash and cash equivalents, beginning of period	244,469	204,173	334,840	253,544
Cash and cash equivalents, end of period	$133,346	$168,174	$133,346	$168,174

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Northgate Minerals Corporation | Q3 2011 | 3

Interim Condensed Consolidated Statements of Shareholders' Equity

	Number of	Common		Unrealized gains	Cumulative
Thousands of US dollars,	Common	Shares	Contributed	(losses) on	translation	Retained
except common shares, unaudited	Shares	Amount	Surplus	investments*	account*	Earnings	Total
Balance at December 31, 2010	291,856,984	$407,029	$8,915	$(4,967)	$27,981	$22,810	$461,768
Shares issued under employee
share purchase plan	148,361	291	—	—	—	—	291
Shares issued on exercise of options	398,700	1,150	(363)	—	—	—	787
Stock-based compensation	—	146	2,386	—	—	—	2,532
Net loss	—	—	—	—	—	(20,953)	(20,953)
Other comprehensive income	—	—	—	5,138	(11,391)	—	(6,253)
Balance at September 30, 2011	292,404,045	$408,616	$10,938	$171	$16,590	$1,857	$438,172

* Accumulated other comprehensive income

	Number of	Common		Unrealized gains	Cumulative
Thousands of US dollars,	Common	Shares	Contributed	(losses) on	translation	Retained
except common shares, unaudited	Shares	Amount	Surplus	investments*	account*	Earnings	Total
Balance at December 31, 2009	290,688,386	$402,879	$7,090	$(4,108)	$—	$125,976	$531,837
Shares issued under employee
share purchase plan	166,998	329	—	—	—	—	329
Shares issued on exercise of options	201,450	494	(165)	—	—	—	329
Stock-based compensation	—	164	2,400	—	—	—	2,564
Net loss	—	—	—	—	—	(5,098)	(5,098)
Other comprehensive income	—	—	—	(243)	16,849	—	16,606
Balance at September 30, 2010	291,056,834	$403,866	$9,325	$(4,351)	$16,849	$120,878	$546,567

* Accumulated other comprehensive income
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Northgate Minerals Corporation | Q3 2011 | 4

Notes to Condensed Consolidated Interim Financial Statements
Unaudited
All dollar amounts are stated in United States dollars unless otherwise indicated.
Tables are expressed in thousands of United States dollars, except share and per share amounts.

Note 1    Corporate Information

Northgate Minerals Corporation (“Northgate” or the “Corporation”) is a company domiciled in Canada, engaged in gold and copper mining and related activities including exploration, development and processing. The Corporation’s principal producing assets are its 100% interests in the Fosterville and Stawell Gold mines in Australia. The Corporation also holds a 100% interest in the Young-Davidson property, a development project in Canada and the Kemess property in Canada.

The condensed consolidated interim financial statements of the Corporation as at and for the three and nine months ended September 30, 2011 comprise the Corporation and its subsidiaries (together referred to as the “Group”).

On October 26, 2011, Northgate was acquired by AuRico Gold Inc. (“AuRico”). Refer to note 17.

Note 2    Statement of Compliance

If not for the acquisition by AuRico, the consolidated financial statements for the year ending December 31, 2011 would have been the first annual financial statements the Group prepares using IFRS. Previously, the Group prepared its consolidated annual and consolidated interim financial statements in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).

For a summary of the Group’s significant accounting policies under IFRS, refer to note 2 to the Group’s condensed consolidated interim financial statements for the three months ended March 31, 2011. These accounting policies have been applied consistently to all periods presented. An explanation of the effect of IFRS adoption on the Group’s Consolidated interim financial statements for the three and nine months ended September 30, 2010 is provided in note 18. For a summary of the effect of IFRS adoption on the Group’s consolidated statement of financial position as at January 1, 2010 and December 31, 2010, refer to note 16 to the Group’s condensed consolidated interim financial statements for the three months ended March 31, 2011.

These condensed consolidated interim financial statements do not include all disclosures required by IFRS for annual financial statements and should be read in conjunction with the Group’s consolidated financial statements and the notes thereto included in the Group’s Annual Report for the year ended December 31, 2010 and the Group’s condensed consolidated interim financial statements for the three months ended March 31, 2011.

Note 3    New Accounting Pronouncements

Financial Instruments

In November 2009, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), which introduces new requirements for classifying and measuring financial assets. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. In October 2010, IFRS 9 was amended to include requirements for classifying and measuring financial liabilities. The standard is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. Northgate is currently evaluating the impact of this standard on its consolidated financial statements.

Northgate Minerals Corporation | Q3 2011 | 5

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

Consolidation

In May 2011, the IASB issued IFRS 10, Consolidated Financial Statements (“IFRS 10”), which replaces the consolidation requirements in IAS 27, Consolidated and Separate Financial Statements, and Standing Interpretations Committee (“SIC”) Interpretation 12, Consolidation - Special Purpose Entities. IFRS 10 introduces a single consolidation model for all entities based on control, irrespective of the nature of the investee, and is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. Northgate currently does not anticipate the adoption of IFRS 10 to have a significant impact on its consolidated financial statements.

In addition, the IASB issued IFRS 12, Disclosure of Interests in Other Entities (“IFRS 12”), which combines and enhances the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates and unconsolidated structured entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013.

Joint Ventures

In May 2011, the IASB issued IFRS 11, Joint Arrangements (“IFRS 11”), which replaces IAS 31, Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method.

IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. Northgate is currently evaluating the impact of this standard on its consolidated financial statements.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13, Fair Value Measurement (“IFRS 13”), which replaces the fair value measurement guidance contained in existing IFRS standards with a single source of fair value measurement guidance. IFRS 13 defines fair value, provides guidance on how to determine fair value and requires disclosures about fair value measurements. However, IFRS 13 does not change the requirements regarding which items should be measured or disclosed at fair value. IFRS 13 is effective for annual periods beginning on or after January 1, 2013 with early application permitted. Northgate is currently evaluating the impact of this standard on its consolidated financial statements.

Stripping Costs in the Production Phase of a Surface Mine

In October 2011, the IASB issued IFRIC 20, Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”), which provides guidance on the accounting for waste removal costs that are incurred in surface mining activity during the production phase of a mine when two benefits accrue to the entity from the stripping activity: useable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. Northgate is currently evaluating the impact of this standard on its consolidated financial statements.

Northgate Minerals Corporation | Q3 2011 | 6

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

Note 4    Inventories and Cost of Sales

	September 30	December 31
	2011	2010
Concentrate and unshipped gold doré	$529	$14,925
Gold in circuit	4,623	5,385
Stockpiled ore	2,482	5,601
Supplies	16,274	20,357
	$23,908	$46,268

At September 30, 2011, the carrying value of stockpiled ore at Stawell was recorded at its net realizable value of $827,000, resulting in a write-down of $430,000.

The cost of sales balance on the statement of comprehensive income is comprised of the following items:

	Three months ended		Nine months ended
	Q3 2011	Q3 2010	Q3 2011	Q3 2010
Change in inventory	$(299)	$(11,890)	$15,184	$(8,379)
Mining and milling costs	36,770	58,881	122,727	177,211
Marketing and other costs	3,986	18,845	24,181	58,340
Depreciation	17,537	29,211	70,164	88,561
	$57,994	$95,047	$232,256	$315,733

Note 5    Other Assets

	September 30	December 31
	2011	2010
Restricted cash (closure bonds)	$38,305	$40,441
Deferred transaction costs	1,376	378
Investment tax credit recoverable	10,842	—
	$50,523	$40,819

On May 5, 2011, the Group entered into a Cdn$40,000,000 senior secured revolving credit facility (the “Revolver”) with BNP Paribas. Security provided by Northgate in support of its obligations under the Revolver included a charge over certain Kemess South assets and a pledge of Northgate’s shares in certain of its Australian subsidiaries. The Revolver, maturing on June 30, 2014, provided additional financial resources, if necessary, for the Corporation in its construction of the Young-Davidson Mine. Under the terms of the Revolver, standby fees were charged at 1.75% on any undrawn funds and amounts drawn would bear interest at Canadian LIBOR plus 5% or the lender’s cost of funds plus 5%.

For the nine months ended September 30, 2011, transaction costs of $1,194,000 have been paid in relation to the Revolver. These costs have been recognized as deferred transaction costs included in other assets. As the Group has no intention to draw on the Revolver, the deferred transaction costs are amortized over the term of the credit facility on a straight-line basis.

On October 26, 2011, upon the acquisition of Northgate by AuRico (note 17), the Revolver was closed.

At September 30, 2011, other assets include $10,842,000 investment tax credit recoverable generated by the Group that will be used to reduce income taxes payable in the future.

Northgate Minerals Corporation | Q3 2011 | 7

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

Note 6    Investments

In February 2011, Northgate sold 100% of the auction rate securities (“ARS”) that it had held as investments since 2007 for net proceeds of $40,954,000 and used the proceeds to repay the outstanding balance of the short-term loan (note 7).

For the nine months ended September 30, 2011, a gain of $17,000 was recorded in net profit for the sale, being net of $4,934,000 previously unrealized losses transferred from other comprehensive income to net profit.

Note 7    Short-Term Loan

In February 2011, Northgate used the proceeds from the sale of its entire portfolio of ARS investments (note 6) to repay the outstanding balance of the short-term loan originally made by Lehman Brothers in 2007 in association with the investment account in which Northgate’s investments had been held.

Note 8    Provisions

	September 30	December 31
	2011	2010
Current
Provision for severance costs	$347	$6,193
Provision for annual and long-service leave	10,001	9,658
Decommissioning and site rehabilitation provision	5,271	22,508
	$15,619	$38,359
Non-current
Provision for long-service leave	2,681	2,424
Decommissioning and site rehabilitation provision	31,479	28,035
	$34,160	$30,459

Northgate accounts for reclamation liabilities by recognizing any statutory, contractual or other legal and constructive obligations related to the decommissioning and rehabilitation of tangible long-lived assets when such obligations are incurred, if a reasonable estimate of fair value can be made. Due to uncertainties concerning environmental remediation, the ultimate cost of future decommissioning and site rehabilitation costs could differ from the amounts recognized by the Group. The estimate of the total provision is subject to change based on amendments to laws and regulations, changes in technology, price movements and changes in interest rates, and as new information concerning the Group’s decommissioning and rehabilitation costs becomes available.

For the three and nine months ended September 30, 2011, the estimated decommissioning and site rehabilitation provision at Kemess South has increased by $3,617,000 and $16,269,000, respectively. The revisions in estimates have been recognized as decommissioning and site rehabilitation expense in the statement of comprehensive income.

Northgate Minerals Corporation | Q3 2011 | 8

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

Note 9    Share-Based Payments

No stock options were granted to employees during the three months ended September 30, 2011(2010 - nil). During the three months ended September 30, 2011, $510,000 (2010 – $524,000) of stock–based compensation was expensed related to outstanding stock options. The amount recognized as an expense is net of $70,000 of stock-based compensation capitalized to mineral property, plant and equipment related to the development of Young-Davidson.

During the three months ended September 30, 2011, a total of 44,500 options were cancelled and 393,700 were exercised.

At September 30, 2011, there were 8,844,000 options outstanding, of which 5,144,950 were exercisable.

During the three months ended June 30, 2011, the Group granted a total of 100,000 (2010 – nil) options to employees, with a term of seven years and exercisable at Cdn$2.58 per share. Of the options granted, 20,000 vested immediately with remaining options vesting in equal amounts on the anniversary date of the grant over the next four years. The fair value of the options granted for the three months ended June 30, 2011 was $149,000. During the three months ended June 30, 2011, $557,000 (2010 – $545,000) of stock–based compensation was expensed related to outstanding stock options. The amount recognized as an expense is net of $81,000 of stock-based compensation capitalized to mineral property, plant and equipment related to the development of Young-Davidson.

During the three months ended June 30, 2011, a total of 34,000 options were cancelled and 4,000 were exercised.

At June 30, 2011, there were 9,282,200 options outstanding, of which 5,543,450 were exercisable.

During the three months ended March 31, 2011, the Group granted a total of 1,986,000 (2010 – 2,110,000) options to employees, with a term of seven years and exercisable at Cdn$2.89 per share. Of the options granted, 397,200 vested immediately with remaining options vesting in equal amounts on the anniversary date of the grant over the next four years. The fair value of the options granted for the three months ended March 31, 2011 was $3,260,000 (2010 – $4,104,000). During the three months ended March 31, 2011, $1,063,000 (2010 – $1,330,000) of stock–based compensation was expensed related to outstanding stock options. The amount recognized as an expense is net of $105,000 of stock-based compensation capitalized to mineral property, plant and equipment related to the development of Young-Davidson.

During the three months ended March 31, 2011, a total of 107,000 options were cancelled and 1,000 were exercised.

The fair value of the share options granted was estimated using the Black–Scholes pricing model with the following weighted-average assumptions:

	For	For	For	For	For	For
	Options	Options	Options	Options	Options	Options
	Granted	Granted	Granted	Granted	Granted	Granted
	in Q3 2011	in Q3 2010	in Q2 2011	in Q2 2010	in Q1 2011	in Q1 2010
Risk-free interest rate	—	—	2.50%	—	2.36%	2.64%
Annual dividends	—	—	—	—	—	—
Expected stock price volatility	—	—	69.16%	—	69.40%	70.63%
Expected option life	—	—	4.5 years	—	4.5 years	4.5 years
Per share fair value of options
granted (Cdn$)	—	—	$1.44	—	$1.62	$2.02

Northgate Minerals Corporation | Q3 2011 | 9

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

Note 10    Financial Instruments

The Group had entered into forward sales contracts with Mitsui Bussan Commodities Ltd. (“Mitsui”) to fix the price of copper for certain Kemess South production. These forward contracts are recognized on a mark-to-market basis in profit or loss. All contracts matured prior to September 30, 2011. At December 31, 2010, the fair value of outstanding contracts was a liability of $16,435,000, which was included in accounts payable and accrued liabilities.

The change in fair value of the forward contracts recognized in revenues was nil for the three months ended September 30, 2011 (2010 – loss of $14,837,000) and a gain of $1,364,000 for the nine months ended September 30, 2011 (2010 – loss of $1,766,000).

Note 11    Finance Costs

	Three months ended		Nine months ended
	Q3 2011	Q3 2010	Q3 2011	Q3 2010
Interest on borrowings	$440	$417	$1,142	$1,321
Unwinding of discount on provisions	407	266	1,181	797
	$847	$683	$2,323	$2,118

For the three and nine months ended September 30, 2011, borrowing costs of $2,792,000 and $8,223,000, respectively, net of interest income earned on unused funds, have been capitalized to mineral property, plant and equipment in relation to the Young-Davidson development (2010 – nil).

Note 12    Primero Arrangement Agreement

On July 13, 2011, Northgate announced that the Corporation and Primero Mining Corp. ("Primero") entered into a definitive arrangement agreement (the “Arrangement Agreement”) to combine their respective businesses. The transaction was subject to obtaining court and regulatory approvals, as well as approval of the shareholders of Northgate at a special meeting scheduled to take place on September 21, 2011.

On August 29, 2011, Northgate announced that the Corporation and AuRico entered into a definitive agreement (the “Agreement”) to combine their respective businesses. The transaction was subsequently completed on October 26, 2011 (note 17). A break fee of Cdn$25,000,000 was paid to Primero in accordance with the Arrangement Agreement. The break fee was recorded in the statement of comprehensive income for the three and nine months ended September 30, 2011.

Note 13    Other Expenses (Income)

For the three and nine months ended September 30, 2011, other expenses included $3,227,000 and $10,386,000, respectively, of mine closure related costs at Kemess South. In addition, for the three and nine months ended September 30, 2011, net gains of $110,000 and $1,545,000, respectively, have been recognized in other expenses for the sale of certain Kemess South equipment.

For the nine months ended September 30, 2011, other expenses also included a $975,000 gain from an insurance settlement related to the auction rate securities.

For the nine months ended September 30, 2010, other income included insurance proceeds of $1,619,000 relating to the replacement of equipment that was damaged at Stawell in February 2010. The effect on production was negligible and the asset had previously been derecognized.

Northgate Minerals Corporation | Q3 2011 | 10

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

Note 14    Loss Per Share

	Three months ended		Nine months ended
	Q3 2011	Q3 2010	Q3 2011	Q3 2010
Net loss for the period	$(27,694)	$(8,652)	$(20,953)	$(5,098)
Effect of dilutive securities:
Fair value adjustment on option component of convertible notes	—	—	(7,438)	—
Diluted net loss for the period	$(27,694)	$(8,652)	$(28,391)	$(5,098)
Basic weighted average shares outstanding	292,098,088	290,957,352	291,971,924	290,846,108
Effect of dilutive securities:
Stock options	—	—	—	—
Convertible senior notes	—	—	41,646,260	—
Diluted weighted average shares outstanding	292,098,088	290,957,352	333,618,184	290,846,108
Basic loss per share	$(0.09)	$(0.03)	$(0.07)	$(0.02)
Diluted loss per share	$(0.09)	$(0.03)	$(0.09)	$(0.02)

Note 15    Segmented Information

The Group’s primary segment reporting basis is by individual mine as the assessment of performance and resource allocation decisions are made on the same basis. The Corporate segment includes costs incurred for corporate activity in Canada and Australia as well as revenues and costs that are not attributable to the individual mines for performance assessment. Thus, hedging activity and exploration costs not attributable to the individual mines are included in the Corporate segment as the decisions concerning these expenditures are approved at the corporate level.

The operating segment results for the three months ending September 30, 2011 are as follows:

				Young-
	Fosterville	Stawell	Kemess	Davidson	Corporate	Total
Revenues	$54,404	$33,820	$1,384	$—	$—	$89,608
Depreciation and depletion[1]	5,582	11,952	—	3	37	17,574
Exploration	1,267	2,075	—	955	2,150	6,447
Profit (loss), before income taxes	24,471	1,730	(5,695)	(1,143)	(47,442)	(28,079)
Capital expenditures [2]	11,812	10,693	—	95,295	52	117,852
Mineral property, plant and equipment	70,008	94,302	18,949	332,116	873	516,248
Total assets	95,658	111,699	34,376	346,719	181,156	769,608
Total liabilities	23,690	27,831	22,103	59,687	198,125	331,436

1

Depreciation and depletion of Fosterville, Stawell, Kemess and Young-Davidson are included in cost of sales in the statement of comprehensive income. Depreciation and depletion of Corporate is included in administrative and general expenses in the statement of comprehensive income.

2	Capital expenditures include property, plant and equipment purchased outright and financed.

Northgate Minerals Corporation | Q3 2011 | 11

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

The operating segment results for the three months ending September 30, 2010 are as follows:

				Young-
	Fosterville	Stawell	Kemess	Davidson	Corporate	Total
Revenues	$28,176	$19,663	$55,329	$—	$(14,837)	$88,331
Depreciation and depletion[1]	8,744	11,228	9,239	—	67	29,278
Exploration	2,899	1,535	2,235	487	128	7,284
Profit (loss) before income taxes	(1,844)	(8,364)	10,714	(712)	(10,515)	(10,721)
Capital expenditures [2]	14,906	9,038	598	29,359	2	53,903
Mineral property, plant and equipment	130,547	108,222	52,006	69,849	933	361,557
Total assets	148,341	120,902	135,085	83,419	239,597	727,344
Total liabilities	25,969	28,023	44,640	19,879	62,266	180,777

1

Depreciation and depletion of Fosterville, Stawell and Kemess are included in cost of sales in the statement of comprehensive income. Depreciation and depletion of Corporate is included in administrative and general expenses in the statement of comprehensive income.

2	Capital expenditures include property, plant and equipment purchased outright and financed.

The operating segment results for the nine months ending September 30, 2011 are as follows:

				Young-
	Fosterville	Stawell	Kemess	Davidson	Corporate	Total
Revenues	$125,068	$79,690	$73,929	$—	$1,364	$280,051
Depreciation and depletion[1]	21,972	32,444	15,740	8	81	70,245
Exploration	3,463	7,928	87	2,655	2,902	17,035
Profit (loss), before income taxes	34,134	(13,559)	(13,444)	(2,831)	(31,658)	(27,358)
Capital expenditures [2]	34,147	34,559	—	201,678	96	270,480

1

Depreciation and depletion of Fosterville, Stawell, Kemess and Young-Davidson are included in cost of sales in the statement of comprehensive income. Depreciation and depletion of Corporate is included in administrative and general expenses in the statement of comprehensive income.

2	Capital expenditures include property, plant and equipment purchased outright and financed.

The operating segment results for the nine months ending September 30, 2010 are as follows:

				Young-
	Fosterville	Stawell	Kemess	Davidson	Corporate	Total
Revenues	$92,426	$63,188	$182,498	$—	$(1,766)	$336,346
Depreciation and depletion[1]	25,940	29,726	32,895	—	189	88,750
Exploration	8,096	4,208	3,361	1,926	339	17,930
Profit (loss), before income taxes	3,148	(18,026)	20,798	(2,466)	(6,110)	(2,656)
Capital expenditures [2]	36,558	28,690	6,235	58,885	314	124,037

1
Depreciation and depletion of Fosterville, Stawell and Kemess are included in cost of sales in the statement of comprehensive income. Depreciation and depletion of Corporate is included in administrative and general expenses in the statement of comprehensive income.

2	Capital expenditures include property, plant and equipment purchased outright and financed.

Northgate Minerals Corporation | Q3 2011 | 12

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

Revenues per geographical region for the three months and nine months ending September 30, 2011, are as follows:

	Three months ended		Nine months ended
	Q3 2011	Q3 2010	Q3 2011	Q3 2010
Canada	$1,384	$40,492	$75,293	$180,732
Australia	88,224	47,839	204,758	155,614
	$89,608	$88,331	$280,051	$336,346

As at September 30, 2011, mineral property, plant and equipment per geographical region is shown as follows:

	September 30, 2011	December 31, 2010
Canada	$351,355	$165,047
Australia	164,893	158,856
	$516,248	$323,903

Note 16    Supplementary Cash Flow Information

Changes in non-cash working capital and other:

	Three months ended		Nine months ended
	Q3 2011	Q3 2010	Q3 2011	Q3 2010
Trade and other receivables	$10,238	$(13,980)	$43,356	$(12,515)
Prepaid expenses	286	387	1,153	1,021
Inventories	(535)	(8,875)	13,196	(5,424)
Accounts payable and accrued liabilities	(9,095)	3,491	(26,991)	3,447
Settlement of forward contracts	—	(912)	(15,081)	(723)
Decommissioning and site rehabilitation costs paid	(11,951)	(6,277)	(33,681)	(14,249)
Severance costs paid	(2,226)	—	(6,309)	—
	$(13,283)	$(26,166)	$(24,357)	$(28,443)

Supplementary information:

	Three months ended		Nine months ended
	Q3 2011	Q3 2010	Q3 2011	Q3 2010
Non-cash transactions:
Purchase of mineral property, plant and equipment through financing arrangements	34	8,172	9,835	12,697
Mine construction financed by working capital	16,608	5,034	23,535	6,645
Insurance premiums financed by a loan facility	—	—	949	—
Investment tax credit recorded as a reduction to mineral property, plant and equipment	—	1,816	—	3,488
Unwinding of discount on convertible senior notes capitalized to mineral property, plant and equipment	1,356	—	4,071	—

Northgate Minerals Corporation | Q3 2011 | 13

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

Note 17    Subsequent Event

On October 26, 2011 (“the acquisition date”), Northgate and AuRico completed the combination of their respective businesses whereby AuRico acquired all of the issued and outstanding common shares of Northgate. For each common share, Northgate shareholders received 0.365 common shares of AuRico. The Arrangement was effected pursuant to the provisions of the Business Corporations Act (British Columbia) and was approved by the Supreme Court of British Columbia. In connection with the acquisition, Northgate amalgamated with AuRico and the shares of Northgate were delisted from the TSX and the NYSE Amex.

Northgate will be combined with the results of AuRico commencing on the acquisition date.

Note 18    Transition to IFRS

For all periods up to and including the year ended December 31, 2010, the Group prepared its financial statements in accordance with Canadian GAAP. If not for the acquisition by AuRico, the consolidated financial statements for the year ending December 31, 2011 would have been the first annual financial statements the Group prepares using IFRS.

These condensed consolidated interim financial statements, including the comparative information, have been prepared using accounting policies set out in note 2 to the Group’s condensed consolidated interim financial statements for the three months ended March 31, 2011.

Refer to the Group’s condensed consolidated interim financial statements for the three months ended March 31, 2011 for detailed information on Northgate’s IFRS transition, including exemptions taken under IFRS 1, First-time Adoption of International Financial Reporting Standards, additional annual disclosures required under IFRS for the year ended December 31, 2010, as well as how the transition from Canadian GAAP to IFRS has affected the Group’s statement of financial position as at January 1, 2010 and December 31, 2010 and the Group’s statement of comprehensive income for the year ended December 31, 2010.

The following tables and notes explain how the transition from Canadian GAAP to IFRS has affected the Group’s financial position as at September 30, 2010 and the statement of comprehensive income for the three and nine months ended September 30, 2010.

Northgate Minerals Corporation | Q3 2011 | 14

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

Reconciliation of equity as reported under Canadian GAAP to IFRS

The September 30, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

		September 30, 2010
	Note	Canadian GAAP	Effect of	IFRS
			transition to
			IFRS
Assets
Current Assets
Cash and cash equivalents		$168,174	$—	$168,174
Trade and other receivables		44,314	—	44,314
Income taxes receivable		5,724	—	5,724
Inventories	c	51,220	2,489	53,709
Prepaid expenses		1,488	—	1,488
Deferred tax asset	f	5,969	(5,969)	—
Total Current Assets		276,889	(3,480)	273,409
Non-current Assets
Other assets		38,157	—	38,157
Deferred transaction costs		898	—	898
Deferred tax asset	f	6,418	9,770	16,188
Mineral property, plant and equipment	a,b,c	388,536	(26,979)	361,557
Investments		37,135	—	37,135
Total Non-current Assets		471,144	(17,209)	453,935
Total Assets		$748,033	$(20,689)	$727,344
Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable and accrued liabilities	g	$82,551	$(14,302)	$68,249
Short term loan		40,467	—	40,467
Capital lease obligations		8,294	—	8,294
Provisions	b,g	17,239	14,497	31,736
Deferred tax liability	f	881	(881)	—
Total Current Liabilities		149,432	(686)	148,746
Non-current Liabilities
Capital lease obligations		10,487	—	10,487
Other long-term liabilities	g	2,588	(2,228)	360
Provisions	b,g	18,600	2,584	21,184
Deferred tax liability	f	425	(425)	—
Total Non-current Liabilities		32,100	(69)	32,031
Total Liabilities		181,532	(755)	180,777
Shareholders' Equity
Common shares		403,867	(1)	403,866
Contributed surplus	d	8,311	1,014	9,325
Accumulated other comprehensive loss	e	15,749	(3,251)	12,498
Retained earnings		138,574	(17,696)	120,878
Total Sharehoders' Equity		566,501	(19,934)	546,567
Total Liabilities and Shareholders' Equity		$748,033	$(20,689)	$727,344

Northgate Minerals Corporation | Q3 2011 | 15

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

Reconciliation of comprehensive income as reported under Canadian GAAP to IFRS

The Canadian GAAP income statement and statement of comprehensive income for the three months ended September 30, 2010 has been reconciled to IFRS as follows:

		Three months ended September 30, 2010
	Note	Canadian GAAP	Effect of	IFRS
			transition to
			IFRS
Revenue		$88,331	$—	$88,331
Operating expenses
Cost of sales	a,b,c,g	92,310	2,737	95,047
Administrative and general	d,g	2,566	155	2,721
Exploration		7,284	—	7,284
Other income		(174)	—	(174)
		101,986	2,892	104,878
Loss from operating activities		(13,655)	(2,892)	(16,547)
Financing income (expenses)
Interest income	g	698	417	1,115
Finance costs	b,g	—	(683)	(683)
Accretion of site closure and reclamation costs	g	(414)	414	—
Currency translation gain	b	4,560	839	5,399
Write-down of investments		(5)	—	(5)
		4,839	987	5,826
Loss before income taxes		(8,816)	(1,905)	(10,721)
Income tax recovery (expense)	f	(65)	2,134	2,069
Net loss		$(8,881)	$229	$(8,652)
Other comprehensive income (loss)
Unrealized gain on available for sale securities		87	—	87
Unrealized gain on translation of foreign operations	e	36,282	(5,240)	31,042
Reclassification of other than temporary loss on available for sale securities to net earnings		5	—	5
Reclassification of realized gain on available for sale investments to net earnings		(26)	—	(26)
		36,348	(5,240)	31,108
Comprehensive income		$27,467	$(5,011)	$22,456
Loss per share
Basic		$(0.03)		$(0.03)
Diluted		$(0.03)		$(0.03)
Weighted average shares outstanding
Basic		290,957,352		290,957,352
Diluted		290,957,352		290,957,352

Northgate Minerals Corporation | Q3 2011 | 16

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

The Canadian GAAP income statement and statement of comprehensive income for the nine months ended September 30, 2010 have been reconciled to IFRS as follows:

		Nine months ended September 30, 2010
	Note Canadian GAAP		Effect of	IFRS
			transition to
			IFRS
Revenue		$336,346	$—	$336,346
Operating expenses
Cost of sales	a,b,c,g	305,624	10,109	315,733
Administrative and general	d,g	9,056	314	9,370
Exploration		17,930	—	17,930
Other income		(1,495)	—	(1,495)
		331,115	10,423	341,538
Profit (loss) from operating activities		5,231	(10,423)	(5,192)
Financing income (expenses)
Interest income	g	1,614	1,321	2,935
Finance costs	b,g	—	(2,118)	(2,118)
Accretion of site closure and reclamation costs	g	(1,244)	1,244	—
Currency translation gain	b	1,819	274	2,093
Write-down of investments		(374)	—	(374)
		1,815	721	2,536
Profit (loss) before income taxes		7,046	(9,702)	(2,656)
Income tax recovery (expense)	f	(6,730)	4,288	(2,442)
Net profit (loss)		$316	$(5,414)	$(5,098)
Other comprehensive income (loss)
Unrealized loss on available for sale securities		(849)	—	(849)
Unrealized gain on translation of foreign operations	e	19,697	(2,848)	16,849
Reclassification of other than temporary loss on available for sale securities to net earnings		374	—	374
Reclassification of realized loss on available for sale investments to net earnings		232	—	232
		19,454	(2,848)	16,606
Comprehensive income		$19,770	$(8,262)	$11,508
Earnings (loss) per share
Basic		$0.00		$(0.02)
Diluted		$0.00		$(0.02)
Weighted average shares outstanding
Basic		290,846,108		290,846,108
Diluted		292,160,978		290,846,108

Northgate Minerals Corporation | Q3 2011 | 17

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

Adjustments to the cash flow statement

The adoption of IFRS has had no impact on the net cash flows of the Group. The changes made to the statements of financial position and statements of comprehensive income have resulted in various adjustments within cash flow from operations on the statements of cash flows. However, as there have been no changes to the net cash flows of the Group, no reconciliations have been presented.

Notes to the IFRS reconciliations above

(a)	Impairment of long-lived assets

Under Canadian GAAP, the Group applied a two part impairment test to the net carrying amount of mine assets, whereby the first step compared the net carrying value of the asset group to the aggregate of estimated undiscounted future net cash flows expected from their use and eventual disposition. If the net carrying value of the asset group exceeded the amount ultimately recoverable, the asset was written down to its fair value. IAS 36, Impairment of Assets, uses a one-step approach for testing and measuring asset impairments, with asset carrying values being compared to the higher of value in use and fair value less costs to sell (“recoverable amount”). Value in use is defined as being equal to the present value of future cash flows expected to be derived from the asset in its current state. In the absence of an active market, fair value less costs to sell may also be determined using discounted cash flows.

Northgate tested the recoverability of its long-lived assets for potential impairment at January 1, 2010 and December 31, 2010 in accordance with IFRS. The carrying value of the Group’s cash generating units (“CGU”), the lowest level of assets and liabilities for which there are independent identifiable cash flows, was compared to the fair value less costs to sell of the related CGU. The Group calculated fair value less costs to sell by discounting the estimated cash flows expected from the use and eventual disposition of the assets and applying a multiple to the discounted cash flows.

At January 1, 2010, the Group identified impairment indicators at both its Stawell and Fosterville mines. Under Canadian GAAP, impairment charges were recognized for the Fosterville mine to write it down to its recoverable amount at December 31, 2009. Accordingly, no IFRS adjustments were required. The Group determined that the carrying value of the Stawell assets were impaired under the IFRS model, and recorded an impairment loss in the amount of $39,946,000.

The discounted cash flows used for the impairment analyses were based on detailed mine plans, incorporating management’s assumptions and estimates of revenues and related costs. Significant assumptions in the impairment testing for Stawell as of January 1, 2010 included a gold price of A$1,200/oz for 2010 to 2011, A$1,150/oz for 2012 to 2013 and A$1,100/oz thereafter. The discount rate and multiple used in the determination of fair value was 6.5% and 1.0x.

The Stawell impairment reflected management’s better understanding of the production profile and operating costs of the mine based on operating experience, particularly as the mine continued to convert resources at depth. The updated life of mine plans indicated higher tonnes, which entails higher costs as a result of newer reserves and resources being identified in lower areas of the mine. Contributors to higher costs included ventilation and cooling chiller requirements, power costs, increased trucking fleet requirements due to haul distances and the related increases in consumables.

As a result of the impairment write-down recorded as of January 1, 2010 in accordance with IFRS, depreciation expense for the three and nine months ended September 30, 2010 are lower by $867,000 and $2,584,000, respectively, compared to depreciation expense previously recorded under Canadian GAAP. As at September 30, 2010, the mineral property, plant and equipment balance in accordance with IFRS is $40,292,000 lower than that previously recorded under Canadian GAAP due to these adjustments.

Northgate Minerals Corporation | Q3 2011 | 18

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

(b)	Decommissioning and site rehabilitation provision and related asset

In estimating the decommissioning and site rehabilitation provision, IFRS requires the use of a discount rate specific to the liability at each reporting date whereas Canadian GAAP requires the use of the entity’s credit-adjusted risk free rate, which is revised only when there is an upward revision in expected cash outflows. Northgate applied the simplified model permitted by IFRS 1 to calculate the opening net book value of the related asset, resulting in an increase of $801,000 to the current provision, an increase of $598,000 to the long-term provision, and a decrease of $2,152,000 to the related asset as of January 1, 2010.

As a result of this opening adjustment, unwinding of the discount recorded in finance costs and depreciation expense recorded under IFRS are lower compared to those previously recorded under Canadian GAAP during 2010.

Furthermore, under IFRS, Northgate’s decommissioning and site rehabilitation provision is determined to be a non-monetary liability whereas it was considered to be a monetary liability under Canadian GAAP. Therefore, for its Canadian operations, foreign exchange gains and losses on the translation of the provision into the functional currency previously recorded under Canadian GAAP have been removed for IFRS purposes.

Due to above-mentioned differences between IFRS and Canadian GAAP, as of September 30, 2010, the current provision is $195,000 higher, long-term provision is $356,000 higher, and the related asset is $514,000 lower compared to the balances previously reported under Canadian GAAP.

(c)	Fair value as deemed cost election

IFRS 1 permits a first-time adopter to reset the cost of its property, plant and equipment based on fair value in accordance with the provisions of IFRS 1. The Group has applied the IFRS 1 election and reset certain plant and equipment as at January 1, 2010 at fair value, which was determined by an independent appraiser. As a result of applying this election, plant and equipment having a net book value of $25,692,000 has been restated at their fair value of $56,460,000 as at January 1, 2010, which is deemed to be the historical cost on a prospective basis. Accordingly, depreciation expense under IFRS is higher than previously recorded under Canadian GAAP by $4,243,000 and $14,268,000 for the three and nine months ended September 30, 2010, respectively. In addition, a higher depreciation expense has been included in inventory as of September 30, 2010.

As at September 30, 2010, the mineral property, plant and equipment balance in accordance with IFRS is $13,827,000 higher than that previously recorded under Canadian GAAP due to the above-mentioned adjustments.

(d)	Share-based payments

Under Canadian GAAP, the Group calculated the fair value of share-based payments with graded vesting as one grant and the resulting fair value was recognized on a straight-line basis over the vesting period. Under IFRS, each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches. This results in accelerated recognition of stock option expenses under IFRS.

(e)	Other comprehensive income

Other comprehensive income includes the change in the cumulative translation adjustment (“CTA”). The Group has elected under IFRS 1 to reset the CTA to nil as at January 1, 2010. Furthermore, due to other IFRS adjustments, the assets and liabilities that are used to calculate the CTA are different under IFRS as under Canadian GAAP. As a result, CTA and other comprehensive income are different under IFRS than under Canadian GAAP for the three and nine months ended September 30, 2010.

Northgate Minerals Corporation | Q3 2011 | 19

Notes to Condensed Consolidated Interim Financial Statements
Unaudited

(f)	Income taxes

IFRS prohibits the recognition of a deferred tax asset or liability arising on initial recognition where the transaction is not a business combination and at the time of transaction, there is no impact on accounting profit or taxable profit. Accordingly, as at January 1, 2010 the Group reversed the deferred tax liability recognized under Canadian GAAP on the Young-Davidson mineral properties at the time of Northgate’s acquisition of the Young-Davidson assets.

The Group’s tax basis of the assets and liabilities and other tax deductions of its Canadian operations are denominated in Canadian dollars whereas the functional currency of these operations is the US dollar. IAS 12, Income Taxes, requires that these Canadian dollar tax basis to be translated into the functional currency at the foreign exchange rate in effect on the reporting date and that the changes in the tax basis as a result of such translation be tax-effected and recorded as a deferred tax or liability. Previously in accordance with Canadian GAAP, Northgate did not record the tax effect of foreign exchange fluctuations.

Additionally, deferred taxes have been adjusted for the changes to net book values arising as a result of the accounting adjustments from Canadian GAAP to IFRS. All deferred tax assets and liabilities are classified as long-term under IFRS.

The impact on deferred tax assets arising from the above changes is summarized as follows:

Sep 30, 2010
Initial recognition exemption	$5,311
Deferred tax on foreign exchange	1,395
Deferred tax on other transitional adjustments	(1,599)
Reclassification of deferred taxes from current to non-current	5,088
Offset deferred tax liability with deferred tax asset	(425)
$9,770

(g)	Presentation

The Group has made changes to the presentation of certain items on the statement of financial position, statement of comprehensive income and statement of cash flow to conform with IFRS requirements.

Northgate Minerals Corporation | Q3 2011 | 20

SCHEDULE C

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Capital Gold Corporation
New York, New York

We have audited the accompanying consolidated balance sheet of Capital Gold Corporation and Subsidiaries as of July 31, 2010 and the related consolidated statement of operations, stockholders’ equity, and cash flows for the year then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Capital Gold Corporation and Subsidiaries at July 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Capital Gold Corporation and Subsidiaries’ internal control over financial reporting as of July 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated October 14, 2010 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP
New York, New York

October 14, 2010

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Capital Gold Corporation and Subsidiaries
New York, New York

We have audited Capital Gold Corporation and Subsidiaries internal control over financial reporting as of July 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Capital Gold Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Capital Gold Corporation and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of July 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Capital Gold Corporation and Subsidiaries as of July 31, 2010, and the related consolidated statement of operations, stockholders’ equity, and cash flows for the year then ended and our report dated October 14, 2010 expressed an unqualified opinion thereon.

/s/BDO USA, LLP
New York, New York

October 14, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders of
Capital Gold Corporation
New York, New York

We have audited the accompanying consolidated balance sheet of Capital Gold Corporation and Subsidiaries ("the Company") as of July 31, 2009, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended July 31, 2009.  We also have audited Capital Gold Corporation and Subsidiaries' internal control over financial reporting as of July 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting".  Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of  Capital Gold Corporation and Subsidiaries as of July 31, 2009, and the consolidated results of their operations and their cash flows for each of the years in the two-year period ended July 31, 2009 in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, Capital Gold Corporation and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of July 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As discussed in Note 2 to the Consolidated Financial Statements, the consolidated balance sheet as of July 31, 2009 and consolidated statement of stockholders' equity for the years ended July 31, 2009 and 2008 have been restated.

/s/ WOLINETZ, LAFAZAN & COMPANY, P.C.

Rockville Centre, New York
October 12, 2009 (Except for Note 2 as to which the date is October 14, 2010)

CAPITAL GOLD CORPORATION
CONSOLIDATED BALANCE SHEET (in thousands, except for share and per share amounts)

ASSETS
Current Assets:	July 31, 2010	July 31, 2009 (Restated)
Cash and Cash Equivalents (Note 3)	$12,125	$6,448
Accounts Receivable (Note 3)	-	2,027
Stockpiles and Ore on Leach Pads (Note 6)	32,896	20,024
Material and Supply Inventories (Note 5)	1,953	1,381
Marketable Securities (Note 4)	30	35
Prepaid Expenses	431	277
Other Current Assets (Note 7)	1,471	1,101
Total Current Assets	48,906	31,293

Mining Concessions (Note 10)	52	51
Property & Equipment – net (Note 8)	21,390	18,492
Intangible Assets – net (Note 9)	730	318

Other Assets:
Deferred Financing Costs (Note 16)	1,351	2,232
Deferred Tax Asset (Note 22)	-	32
Security Deposits	66	66
Total Other Assets	1,417	2,330
Total Assets	$72,495	$52,484
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable	$907	$988
Accrued Expenses (Note 21)	5,040	1,633
Derivative Contracts (Note 20)	40	193
Deferred Tax Liability (Note 22)	7,462	4,233
Current Portion of Long-term Debt (Note 16)	3,600	3,600
Total Current Liabilities	17,049	10,647

Reclamation and Remediation Liabilities (Note 12)	2,373	1,594
Other Liabilities	373	78
Non-Current Deferred Tax Liability (Note 22)	971	-
Long-Term Debt (Note 16)	800	4,400
Total Long-term Liabilities	4,517	6,072

Commitments and Contingencies (Notes 1 and 23)	-	-

Stockholders’ Equity:
Common Stock, Par Value $.0001 Per Share;
Authorized 75,000,000 shares; Issued and
Outstanding 48,768,665 and 48,463,406 shares, respectively	5	5
Additional Paid-In Capital	65,391	64,071
Accumulated Deficit	(10,095)	(22,089)
Deferred Compensation	(80)	(319)
Accumulated Other Comprehensive Income (Note 13)	(4,292)	(5,903)
Total Stockholders’ Equity	50,929	35,765
Total Liabilities and Stockholders’ Equity	$72,495	$52,484

The accompanying notes are an integral part of the financial statements.

CAPITAL GOLD CORPORATION
CONSOLIDATED STATEMENT OF OPERATIONS
(in thousands, except for share and per share amounts)

	For The Year Ended
	July 31,
	2010	2009	2008
Revenues
Sales – Gold, net	$60,645	$42,757	$33,104
Costs and Expenses:
Costs Applicable to Sales	22,017	13,883	10,690
Depreciation and Amortization	2,939	2,041	2,350
General and Administrative	8,573	5,464	5,586
Exploration	1,616	1,600	938
Total Costs and Expenses	35,145	22,988	19,564
Income from Operations	25,500	19,769	13,540

Other Income (Expense):
Interest Income	13	43	77
Interest Expense	(1,365)	(1,575)	(2,295)
Other Income (Expense)	(129)	(313)	(95)
Loss on change in fair value of derivative	-	(1,975)	(1,356)
Total Other Income (Expense)	(1,481)	(3,820)	(3,669)

Income before Income Taxes	24,019	15,949	9,871

Income Tax Expense (Note 21)	(12,025)	(5,542)	(3,507)

Net Income	$11,994	$10,407	$6,364

Income Per Common Share
Basic	$0.25	$0.22	$0.15
Diluted	$0.25	$0.21	$0.13

Basic Weighted Average Common Shares Outstanding	48,512,828	48,315,116	43,759,999
Diluted Weighted Average Common Shares Outstanding	48,703,035	49,882,770	48,867,282

The accompanying notes are an integral part of the financial statements.

CAPITAL GOLD CORPORATION
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(in thousands, except for share and per share amounts)

					Accumulated
			Additional		Other		Total
	Common Stock		paid-in-	Accumulated	Comprehensive	Deferred	Stockholders’
	Shares	Amount	Capital	Deficit	Income/(Loss)	Compensation	Equity
Balance at July 31, 2007 (Restated)	42,042,804	$4	$54,132	$(38,860)	$121	$(52)	$15,345
Options and warrants issued for services	-	-	433	-	-	194	627
Private placement, net	5,748,545	1	7,472				7,473
Common stock issued for services provided	402,500	-	1,051			(691)	360
Net income for the year ended July 31, 2008	-	-	-	6,364	-	-	6,364
Change in fair value on interest rate swaps	-	-	-	-	(141)	-	(141)
Unrealized loss on marketable securities	-	-	-	-	(25)	-	(25)
Equity adjustment from foreign currency translation	-	-	-	-	2,504	-	2,504
Total comprehensive income	-	-	-	-	-	-	8,702
Balance at July 31, 2008 (Restated)	48,193,849	$5	$63,088	$(32,496)	$2,459	$(549)	$32,507

The accompanying notes are an integral part of the financial statements.

CAPITAL GOLD CORPORATION
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(in thousands, except for share and per share amounts)

					Accumulated
			Additional		Other		Total
	Common Stock		paid-in-	Accumulated	Comprehensive	Deferred	Stockholders’
	Shares	Amount	capital	Deficit	Income/(Loss)	Compensation	Equity
Balance at July 31, 2008	48,193,849	$5	$63,088	$(32,496)	$2,459	$(549)	$32,507
Equity based compensation	-	-	551	-	-	230	781
Common stock issued upon the exercising of options and warrants	213,932	-	319	-	-	-	319
Issuance of restricted common stock	55,625	-	113			-	113
Net income for the year ended July 31, 2009	-	-	-	10,407	-	-	10,407
Change in fair value on interest rate swaps	-	-	-	-	23	-	23
Unrealized loss on marketable securities	-	-	-	-	(30)	-	(30)
Equity adjustment from foreign currency translation	-	-	-	-	(8,355)	-	(8,355)
Total comprehensive income	-	-	-	-	-	-	2,045
Balance at July 31, 2009 (Restated)	48,463,406	$5	$64,071	$(22,089)	$(5,903)	$(319)	$35,765

The accompanying notes are an integral part of the financial statements.

CAPITAL GOLD CORPORATION
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(in thousands, except for share and per share amounts)

					Accumulated
			Additional		Other		Total
	Common Stock		paid-in-	Accumulated	Comprehensive	Deferred	Stockholders’
	Shares	Amount	capital	Deficit	Income/(Loss)	Compensation	Equity
Balance at July 31, 2009	48,463,406	$ 5	$64,071	$(22,089)	$(5,903)	$(319)	$ 35,765
Equity based compensation, net of forfeitures	(63,333)	-	755	-	-	239	994
Common stock issued upon the exercising of options and warrants	368,592	-	565	-	-	-	565
Net income for the year ended July 31, 2010	-	-	-	11,994	-	-	11,994
Change in fair value on interest rate swaps	-	-	-	-	153	-	153
Unrealized loss on marketable securities	-	-	-	-	(5)	-	(5)
Equity adjustment from foreign currency translation	-	-	-	-	1,463	-	1,463
Total comprehensive income	-	-	-	-	-	-	13,605
Balance at July 31, 2010	48,768,665	$ 5	$65,391	$(10,095)	$(4,292)	$(80)	$50,929

The accompanying notes are an integral part of the financial statements.

CAPITAL GOLD CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
(in thousands, except for share and per share amounts)

	For The
	Year Ended
	July 31,
	2010	2009	2008
Cash Flow From Operating Activities:
Net Income	$11,994	$10,407	$6,364
Adjustments to Reconcile Net Loss to
Net Cash Provided by Operating Activities:
Depreciation and Amortization	2,939	2,041	2,300
Amortization of Deferred Financing Costs	992	978	1,088
Accretion of Reclamation and Remediation	145	156	124
Loss on change in fair value of derivative	-	1,975	1,356
Equity Based Compensation	994	894	987
Changes in Operating Assets and Liabilities:
Decrease (Increase) in Accounts Receivable	2,027	(550)	(1,477)
Increase in Prepaid Expenses	(154)	(58)	(146)
Increase in Inventory	(12,323)	(6,786)	(8,913)
Decrease (Increase) in Other Current Assets	(370)	(570)	2,055
Decrease (Increase) in Other Long-term Assets	32	538	(573)
Decrease (Increase) in Mining Reclamation Bond	-	82	(46)
Increase (Decrease) in Accounts Payable	(81)	200	171
Decrease in Derivative Liability	-	(2,689)	(1,166)
Increase (Decrease) in Reclamation and Remediation	634	(228)	-
Increase in Other Long-term Liabilities	295	16	62
Increase in Deferred Tax Liability	4,200	2,170	2,063
Increase (Decrease) in Accrued Expenses	3,407	(1,040)	2,069
Net Cash Provided By Operating Activities	14,731	7,536	6,318

Cash Flow From Investing Activities:
Decrease in Other Investments	-	-	28
Purchase of Mining, Milling and Other Property and
Equipment	(6,048)	(4,994)	(5,417)
Purchase of Intangibles	(467)	(180)	(90)
Net Cash Used in Investing Activities	(6,515)	(5,174)	(5,479)

The accompanying notes are an integral part of the financial statements.

CAPITAL GOLD CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS – CONTINUED
(in thousands, except for share and per share amounts)

	For The
	Year Ended
	July 31,
	2010	2009	2008

Cash Flow From Financing Activities:
Proceeds from Affiliate, net	$-	$6	$7
Repayments on Credit Facility	(3,600)	(4,500)	-
Proceeds From Issuance of Common Stock	565	319	7,474
Deferred Finance Costs	(113)	-	(175)
Net Cash (Used in)Provided By Financing Activities	(3,148)	(4,175)	7,306
Effect of Exchange Rate Changes	609	(2,731)	622
Increase (Decrease) In Cash and Cash Equivalents	5,677	(4,544)	8,767
Cash and Cash Equivalents - Beginning	6,448	10,992	2,225
Cash and Cash Equivalents – Ending	$12,125	$6,448	$10,992

Supplemental Cash Flow Information:
Cash Paid For Interest	$396	$647	$1,235
Cash Paid For Income Taxes	$6,669	$4,213	$1,373
Non-Cash Financing Activities:
Issuance of common stock and warrants as payment of financing costs	$-	$-	$103
Change in Fair Value of Interest Rate Swaps	$153	$23	$141
Change in Fair Value of Asset Retirement Obligation	$634	$222	$293

The accompanying notes are an integral part of the financial statements.

CAPITAL GOLD CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JULY 31, 2010
(in thousands, except for per share and ounce amounts)

NOTE 1 - Basis of Presentation

Capital Gold Corporation ("Capital Gold", "the Company", "we" or "us") was incorporated in February 1982 in the State of Nevada. During March 2003, the Company's stockholders approved an amendment to the Articles of Incorporation to change its name from Leadville Mining and Milling Corp. to Capital Gold Corporation. In November 2005, the Company reincorporated in Delaware.  Capital Gold Corporation is engaged in the mining, exploration and development of gold properties in Mexico.  Our primary focus is on the operation and development of the El Chanate project, as well as the development of our Orion Project in the State of Nayarit Mexico.  All of the Company's mining activities are being performed in Mexico.

On June 29, 2001, the Company exercised an option and purchased from AngloGold North America Inc. and AngloGold (Jerritt Canyon) Corp. (“AngloGold”) 100% of the issued and outstanding stock of Minera Chanate, S.A. de C.V., a subsidiary of those two companies (“Minera Chanate”). Minera Chanate's assets consisted of certain exploitation and exploration concessions in the States of Sonora, Chihuahua and Guerrero, Mexico. These concessions are sometimes referred to as the El Chanate Concessions.

Pursuant to the terms of the agreement, on December 15, 2001, the Company made a $50 payment to AngloGold. AngloGold is entitled to receive the remainder of the purchase price by way of an ongoing percentage of net smelter returns of between 2% and 4% plus 10% net profits interest (until the total net profits interest payment received by AngloGold equals $1,000). AngloGold's right to a payment of a percentage of net smelter returns and the net profits interest will terminate at such point as they aggregate $18,018.

During the first part of calendar 2008, Royal Gold, Inc. acquired from Anglo Gold the right to receive both of the net smelter returns.  As of July 31, 2010, we have incurred approximately $5,567 with regard to the net smelter return.  In addition, in March 2009, we paid  the total $1,000 net profit interest to Royal Gold.  As of July 31, 2010, we have approximately $11,451 remaining to be incurred on the net smelter return.

Under the terms of the agreement, the Company had granted AngloGold the right to designate one of its wholly-owned Mexican subsidiaries to receive a one time option (the “Option”) to purchase 51% of Minera Chanate (or such entity that owns the Minera Chanate concessions at the time of option exercise) (the “Back-In Right”). That Option was exercisable over a 180 day period commencing at such time as the Company notifies AngloGold that it has made a good faith determination that it has gold-bearing ore deposits on any one of the identified group of El Chanate Concessions, when aggregated with any ore that the Company has mined, produced and sold from such concessions, of in excess of two million ounces of contained gold. The exercise price would equal twice the Company's project costs on the properties during the period commencing on December 15, 2000 and ending on the date of such notice.

In January 2008, pursuant to the terms of the agreement, the Company made a good faith determination and notified AngloGold that the drill indicated resources at the El Chanate gold mine exceeded the target number of ounces of contained gold. The term "drill indicated resources" is defined in the agreement.  A drill indicated resource number does not rise to the level of, and should not be considered proven and probable reserves as those terms are defined under SEC guidelines.   AngloGold had 180 days from the date of notification, or July 28, 2008, to determine whether or not it would choose to exercise the Option for the Back-In Right. On July 1, 2008, AngloGold notified the Company that it would not be exercising the Back-In Right.

NOTE 2 – PRIOR YEAR RESTATEMENT

In connection with completing the consolidated financial statements as of July 31, 2010, the Company determined that it had previously incorrectly translated the carrying value of its property and equipment as part of its consolidating procedures.  This error resulted in both an overstatement of property and equipment and accumulated other comprehensive income.  The effect of correcting the Company’s prior year financial statements is presented as follows:

Financial Statement Caption	As Previously Reported	As Corrected
Property and equipment – 7/31/09	$22,417	$18,492
Accumulated Other Comprehensive Income (Loss) – 7/31/09	$(1,978)	$(5,903)
Accumulated Other Comprehensive Income (Loss) – 7/31/08	$760	$2,459
Accumulated Other Comprehensive Income (Loss) – 7/31/07	$304	$121
Foreign currency translation adjustment – year ended 7/31/09	$(2,731)	$(8,355)
Foreign currency translation adjustment – year ended 7/31/08	$622	$2,504

        This restatement had no impact on the Company’s previously reported net income or cash flows from operations;  the Company has determined that the impact of this restatement is not material to the previously issued annual and interim unaudited consolidated financial statements using the guidance of SEC Staff Accounting Bulletin ("SAB”) No. 99 and SAB 108.

NOTE 3 - Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Capital Gold Corporation and its wholly owned and majority owned subsidiaries, Leadville Mining and Milling Holding Corporation, Minera Santa Rita, S.A de R.L. de C.V. (“MSR”) and Oro de Altar S. de R. L. de C.V. (“Oro”) as well as the accounts within Caborca Industrial S.A. de C.V. (“Caborca Industrial”), a Mexican corporation 100% owned by a former officer and director of the Company for mining support services. Ownership was relinquished upon their recent resignations, and as of July 31, 2010, the Company was in the process of transitioning ownership.  These services include, but are not limited to, the payment of mining salaries and related costs. Caborca Industrial bills the Company for these services at slightly above cost.  This entity is considered a variable interest entity in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") guidance for consolidation accounting.  All significant intercompany accounts and transactions are eliminated in consolidation.  Certain items in these financial statements have been reclassified to conform to the current period presentation.

The financial information in the accompanying consolidated financial statements as of the fiscal year ended July 31, 2009 and all prior periods presented has been recast so that the basis of presentation is consistent with that of the financial information as of July 31, 2010. This recast reflects a 1-for-4 reverse stock split of the Company’s common stock that became effective on January 25, 2010.

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents include money market accounts.

Accounts Receivable

Accounts receivable represents amounts due but not yet received from customers upon sales of precious metals.

Marketable Securities

The Company accounts for its investments in marketable securities in accordance with ASC guidance for Investments—Debt and Equity Securities.

Management determines the appropriate classification of all securities at the time of purchase and re-evaluates such designation as of each balance sheet date. The Company has classified its marketable equity securities as available for sale securities and has recorded such securities at fair value using the closing quoted market price on the exchange the securities are traded as of the balance sheet date. The Company uses the specific identification method to determine realized gains and losses. Unrealized holding gains and losses are excluded from earnings and, until realized, are reported as a separate component of stockholders' equity.

Ore on Leach Pads and Inventories (“In-Process Inventory”)

Costs that are incurred in or benefit the productive process are accumulated as ore on leach pads and inventories. Ore on leach pads and inventories are carried at the lower of average cost or market. The current portion of ore on leach pads and inventories is determined based on the amounts to be processed within the next 12 months. The major classifications are as follows:

Ore on Leach Pads

The recovery of gold from certain gold ores is achieved through the heap leaching process. Under this method, oxide ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. Costs are added to ore on leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces are recovered based on the average cost per estimated recoverable ounce of gold on the leach pad.

The estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on fire assay data) and a recovery percentage (based on ore type and column testwork). It is estimated that the Company’s leach pad at El Chanate will recover all ounces placed within a one year period from date of placement.

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process needs to be constantly monitored and estimates need to be refined based on actual results over time. The Company’s operating results may be impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads.

In-process Inventory

In-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific processing facility, but include leach in-circuit, flotation and column cells and carbon in-pulp inventories. In-process material are measured based on assays of the material fed into the process and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed into the process attributable to the source material coming from the mines and/or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities incurred to that point in the process.

Precious Metals Inventory

Precious metals inventories include gold doré and/or gold bullion. Precious metals that result from the Company’s mining and processing activities are valued at the average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs.

Materials and Supplies

Materials and supplies are valued at the lower of average cost or net realizable value. Cost includes applicable taxes and freight.

Property, Plant and Mine Development

Expenditures for new facilities or equipment and expenditures that extend the useful lives of existing facilities or equipment are capitalized and depreciated using the straight-line method at rates sufficient to depreciate such costs over the estimated productive lives, which do not exceed the related estimated mine lives, of such facilities based on proven and probable reserves.

Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property are capitalized as incurred and are amortized using the units-of-production (“UOP”) method over the estimated life of the ore body based on estimated recoverable ounces or pounds in proven and probable reserves.

Impairment of Long-Lived Assets

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets, including goodwill, if any. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on quantities of recoverable minerals, expected gold and other commodity prices (considering current and historical prices, price trends and related factors), production levels and operating costs of production and capital, all based on life-of-mine plans. Existing proven and probable reserves and value beyond proven and probable reserves, including mineralization other than proven and probable reserves and other material that is not part of the resource base, are included when determining the fair value of mine site reporting units at acquisition and, subsequently, in determining whether the assets are impaired. The term “recoverable minerals” refers to the estimated amount of gold or other commodities that will be obtained after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from exploration stage mineral interests are risk adjusted based on management’s relative confidence in such materials. In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of future cash flows from other asset groups. The Company’s estimates of future cash flows are based on numerous assumptions and it is possible that actual future cash flows will be significantly different than the estimates, as actual future quantities of recoverable minerals, gold and other commodity prices, production levels and operating costs of production and capital are each subject to significant risks and uncertainties.

Reclamation and Remediation Costs (“Asset Retirement Obligations”)

Reclamation costs are allocated to expense over the life of the related assets and are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation and closure costs. The Asset Retirement Obligation is based on when the spending for an existing environmental disturbance and activity to date will occur. The Company reviews, on an annual basis, unless otherwise deemed necessary, the Asset Retirement Obligation at its mine site in accordance with ASC guidance for asset retirement and environmental obligations.

Deferred Financing Costs

Deferred financing costs which were included in other assets relate to costs incurred in connection with bank borrowings and are amortized over the term of the related borrowings.

Intangible Assets

Purchased intangible assets consisting of rights of way, easements, net profit interests, etc. are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the economic lives of the respective assets, generally five years or using the units of production method. It is the Company’s policy to assess periodically the carrying amount of its purchased intangible assets to determine if there has been an impairment to their carrying value. Impairments of other intangible assets are determined in accordance with ASC guidance for intangibles. There was no impairment at July 31, 2010.

Fair Value of Financial Instruments

The carrying value of our financial instruments, including cash and cash equivalents, marketable securities, loans receivable, accrued expenses and accounts payable approximated fair value because of the short maturity of these instruments.  The carrying amount of the Company’s accounts receivable balance approximates fair value.  The carrying value of the Company’s long-term debt approximates fair value.

Revenue Recognition

Revenue is recognized from the sale of gold dore when persuasive evidence of an arrangement exists, the price is determinable, the product has been shipped to the refinery, the title has been transferred to the customer and collection of the sales price is reasonably assured from the customer.  The Company sells its precious metal content to a financial institution. Revenues are determined by selling the precious metal content at the spot price. Sales are calculated based upon assay of the dore’s precious metal content and its weight.  The Company sells approximately 95% of the precious metal content contained within the dore from the refinery based upon the preliminary assay of the Company. The residual ounces are sold upon obtaining the final assay and settlement for the shipment. The Company forwards an irrevocable transfer letter to the refinery to authorize the transfer of the precious metal content to the customer.  The sale is recorded by the Company upon the refinery pledging the precious metal content to the customer.  The Company waits until the dore precious metal content is pledged to the customer at the refinery to recognize the sale because collectability is not ensured until the dore precious metal content is pledged.  The sale price is not subject to change subsequent to the initial revenue recognition date.

Revenues from by-product sales, which consists of silver, are credited to Costs applicable to sales as a by-product credit.  By-product sales amounted to $1,400, $1,076 and $707 for the fiscal years ended July 31, 2010, 2009 and 2008, respectively.

Foreign Currency Translation

Assets and liabilities of the Company's Mexican subsidiaries are translated to US dollars using the current exchange rate for assets and liabilities. Amounts on the statement of operations are translated at the average exchange rates during the year. Gains or losses resulting from foreign currency translation are included as a component of other comprehensive income (loss).

Comprehensive Income (Loss)

Comprehensive income (loss) which is reported on the accompanying consolidated statement of stockholders' equity as a component of accumulated other comprehensive income (loss) consists of accumulated foreign translation gains and losses, the fair value change in our interest rate swap agreement and net unrealized gains and losses on available-for-sale securities.

Income Taxes

On October 1, 2007, the Mexican Government enacted legislation which introduces certain tax reforms as well as a new minimum flat tax system, which was effective for tax year 2008.  This new flat tax system integrates with the regular income tax system and is based on cash-basis net income that includes only certain receipts and expenditures.  The flat tax is set at 17.5% of cash-basis net income for tax year 2010, which increased from 17% for tax year 2009.  If the flat tax is positive, it is reduced by the regular income tax and any excess is paid as a supplement to the regular income tax.  For the tax year 2010, the Mexican Government introduced a reform where if the flat tax is negative, companies will not be permitted to reduce the income tax, as it may only serve to reduce the regular flat tax payable in that year or can be carried forward for a period of up to ten years to reduce any future flat tax.

On January 1, 2010, the Mexican government enacted legislation, which increases the regular income tax rate from 28% to 30%.  The regular income tax rate will decrease to 29% in 2013 and then back to 28% in 2014, according to legislation.

Companies are required to prepay income taxes on a monthly basis based on the greater of the flat tax or regular income tax as calculated for each monthly period.  As the new legislation was recently enacted, it remains subject to ongoing varying interpretations.  There is the possibility of implementation amendments by the Mexican Government and the estimated future income tax liability recorded at the balance sheet date may change.

Deferred income tax assets and liabilities are determined based on differences between the financial statement reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws in effect when the differences are expected to reverse. In accordance with ASC guidance for income taxes, the measurement of deferred income tax assets is reduced, if necessary, by a valuation allowance for any tax benefits, which are, on a more likely than not basis, not expected to be realized. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted.

Equity Based Compensation

In connection with offers of employment to the Company’s executives as well as in consideration for agreements with certain consultants, the Company issues options and warrants to acquire its common stock. Employee and non-employee awards are made at the discretion of the Board of Directors.

Such options and warrants may be exercisable at varying exercise prices currently ranging from $1.40 to $3.73 per share of common stock. Certain of these grants are exercisable immediately upon grant while others vest. Certain grants have vested or are vesting over a period of between three and five years. Also, certain grants contain a provision whereby they become immediately exercisable upon a change of control.

The Company accounts for stock compensation under ASC guidance for compensation – stock compensation, which requires the Company to expense the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This expense must be recognized ratably over the requisite service period following the date of grant.

The Company accounts for non-employee equity based awards in which goods or services are the consideration received for the equity instruments issued at their fair value.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model. Expected volatility is based on the historical volatility of the price of the Company’s stock. The risk-free interest rate is based on U.S. Treasury issues with a term equal to the expected life of the option. The Company uses historical data to estimate expected dividend yield, and expected life. The estimate of the number of forfeitures considers historical employee turnover rates and expectations about the future.  The estimated per share weighted average grant-date fair values of stock options and warrants granted during the fiscal years ended July 31, 2010, 2009 and 2008 were $2.16,  $1.16 and $1.36, respectively. The fair values of the options and warrants granted were estimated based on the following weighted average assumptions:

	Year ended July 31,
	2010	2009	2008
Expected volatility	71.25% – 79.72%	69.98 – 79.72%	47.60 – 60.88%
Risk-free interest rate	1.76 – 2.48%	0.86 – 1.56%	4.61%
Expected dividend yield	-	-	-
Expected life	5 years	2 - 5 years	5.5 years
Forfeiture rate	-	-	-

Stock option and activity for employees during the fiscal years ended July 31, 2010, 2009 and 2008 are as follows (all tables in thousands, except for option, price and term data):

	Number of Options	Weighted average exercise price	Weighted average remaining contracted term (years)	Aggregate intrinsic value

Outstanding at July 31, 2007	625,000	$1.36	1.20	$255
Options granted*	625,000	2.52	-	-
Options exercised	(362,500)	1.28	-	-
Options expired	-	-	-	-
Outstanding at July 31, 2008	887,500	$2.20	4.00	$334
Options granted*	250,000	1.96	-	-
Options exercised	(176,432)	1.48	-	-
Options expired	(86,068)	1.40	-	-
Outstanding at July 31, 2009	875,000	$2.36	5.18	$70
Options granted*	500,000	$3.60	-	-
Options exercised	(128,638)	2.39	-	-
Options expired	(1,015,112)	2.93	-	-
Options outstanding at July 31, 2010	231,250	$2.52	4.37	$280
Options exercisable at July 31, 2010	138,750	$2.52	4.37	$168

* Issuances under 2006 Equity Incentive Plan.

Unvested stock option balances for employees at July 31, 2010, 2009 and 2008 are as follows:

	Number of Options	Weighted average exercise price	Weighted average remaining contracted term (years)	Aggregate Intrinsic value
Outstanding at July 31, 2007	37,500	$1.28	1.67	$17
Options granted	625,000	2.52	-	-
Options vested	(225,000)	2.32	-	-
Unvested Options Outstanding at July 31, 2008	437,500	$2.52	4.49	$8
Options granted	250,000	1.96	-	-
Options vested	(250,000)	2.24	-	-
Unvested Options outstanding at July 31, 2009	437,500	$2.36	5.18	$35
Options granted	500,000	3.60	-	-
Options vested	(237,500)	3.23	-	-
Options expired	(607,500)	3.02	-	-
Unvested Options outstanding at July 31, 2010	92,500	$2.52	4.37	$112

Stock option and warrant activity for non-employees during the years ended July 31, 2010, 2009 and 2008 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contracted term (years)	Aggregate Intrinsic value
Warrants and options outstanding at July 31, 2007	5,633,886	$1.32	1.48	$2,578
Options granted*	428,750	2.64
Options exercised	(5,388,886)	1.32	-	-
Options expired	(170,000)	1.20	-	-
Warrants and options outstanding at July 31, 2008	503,750	$2.48	3.54	$54
Options granted	350,000	2.00	-	-
Options exercised	(37,500)	1.56	-	-
Options expired	(37,500)	1.56	-	-
Warrants and options outstanding at July 31, 2009	778,750	$2.36	3.36	$73
Options granted	237,500	3.63	-	-
Warrants and options exercised	(239,954)	2.83	-	-
Options expired	(388,796)	2.16	-	-
Options outstanding at July 31, 2010	387,500	$3.02	3.97	$250
Options exercisable at July 31, 2010	220,833	$2.88	1.24	$187

* 278,750 issued under 2006 Equity Incentive Plan.

Unvested stock option balances for non-employees at July 31, 2010, 2009 and 2008 are as follows:

	Number of Options	Weighted Average Exercise Price	Weighted average remaining contracted term (years)	Aggregate Intrinsic value
Outstanding at July 31, 2007	-	-	-	-
Options granted	162,500	2.52	-	-
Options vested	(48,750)	2.52	-	-
Outstanding at July 31, 2008	113,750	$2.52	4.49	$3
Options granted	318,750	1.96	-	-
Options vested	(191,875)	2.04	-	-
Outstanding at July 31, 2009	240,625	$2.16	4.88	$70
Options granted	237,500	3.63	-	-
Options vested	(154,166)	3.18	-	-
Options expired	(157,292)	2.25	-	-
Unvested options outstanding at July 31, 2010	166,667	$3.21	4.32	$77

The impact on the Company’s results of operations of recording equity based compensation for the fiscal years ended July 31, 2010, 2009 and 2008, for employees and non-employees was approximately $994, $894 and $987 and reduced earnings per share by $0.02, $0.02 and $0.02 per basic and diluted share, respectively.  The Company has not recognized any tax benefit or expense for the fiscal years ended July 31, 2010, 2009 and 2008, related to these items due to the Company’s net operating losses and corresponding valuation allowance within the U.S. (See Note 22).

As of July 31, 2010 and 2009, there was approximately $217 and $792, respectively, of unrecognized equity based compensation cost related to options granted to executives and employees which have not yet vested.

Reclassifications

Certain items in these financial statements have been reclassified to conform to the current period presentation. These reclassifications had no impact on the Company’s results of operations, stockholders’ equity or cash flows.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents and marketable securities. The Company maintains cash balances at financial institutions which exceed the current Federal Deposit Insurance Corporation limit of $250,000 at times during the year.

Accounting for Derivatives and Hedging Activities

The Company entered into two identically structured derivative contracts with Standard Bank in March 2006.  Each derivative consisted of a series of forward sales of gold and a purchase gold cap.  The Company agreed to sell a total volume of 121,927 ounces of gold forward to Standard Bank at a price of $500 per ounce on a quarterly basis during the period from March 2007 to September 2010.  The Company also agreed to a purchase gold cap on a quarterly basis during this same period and at identical volumes covering a total volume of 121,927 ounces of gold at a price of $535 per ounce.  Although these contracts were not designated as hedging derivatives, they served an economic purpose of protecting the company from the effects of a decline in gold prices.  Because they were not designated as hedges, however, special hedge accounting does not apply.  Derivative results were simply marked to market through earnings, with these effects recorded in other income or other expense, as appropriate in accordance with ASC guidance for derivatives and hedging.

On February 24, 2009, the Company settled with Standard Bank, Plc., the remaining 58,233 ounces of gold under the original Gold Price Protection arrangements entered into in March 2006. The purpose of these arrangements at the time was to protect the Company in the event the gold price dropped below $500 per ounce. Total remuneration to unwind these arrangements was approximately $1,906. In conjunction with the settlement of the gold price protection agreement, the Company incurred an Other Expense of approximately $1,391 during the fiscal quarter ended April 30, 2009.

The Company entered into interest rate swap agreements in accordance with the terms of its credit facility, which requires that the Company hedge at least 50 percent of the Company’s outstanding debt under this facility.  The agreements entered into cover $9,375 or 75% of the outstanding debt. Both swaps covered this same notional amount of $9,375, but over different time horizons.  The first covered the six months commencing October 11, 2006 and terminated on March 31, 2007 and the second covering the period from March 30, 2007 with a termination date of December 31, 2010.  The interest rate swap agreements are accounted for as cash flow hedges, whereby “effective” hedge gains or losses are initially recorded in other comprehensive income and later reclassified to the interest expense component of earnings coincidently with the earnings impact of the interest expenses being hedged. “Ineffective” hedge results are immediately recorded in earnings also under interest expense.  No component of hedge results will be excluded from the assessment of hedge effectiveness.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Recently Issued Accounting Pronouncements

The Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board (“FASB”) established the FASB Accounting Standards Codification (“ASC”) as the single source of authoritative GAAP to be applied by nongovernmental entities. The ASC is a new structure which took existing accounting pronouncements and organized them by accounting topic. Relevant authoritative literature issued by the Securities and Exchange Commission (“SEC”) and select SEC staff interpretations and administrative literature was also included in the ASC. All other accounting guidance not included in the ASC is non-authoritative. The ASC was effective for the Company’s interim quarterly period beginning August 1, 2009. The adoption of the ASC did not have an impact on the Company’s consolidated financial position, results of operations or cash flows.

Share-Based Payment Transactions

Effective August 1, 2009, the Company adopted a provision in accordance with ASC guidance for earnings per share (originally issued as FASB Staff Position No. EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities”).  This guidance establishes that unvested share-based payment awards that contain nonforfeitable rights to dividends are participating securities and shall be included in the computation of earnings per share under the two-class method. The adoption of the ASC did not have a material effect on the Company’s Consolidated Financial Statements.

Fair Value Measurements

In January 2010, the ASC guidance for fair value measurements and disclosure was updated to require additional disclosures related to: i) transfers in and out of level 1 and 2 fair value measurements and ii) enhanced detail in the level 3 reconciliation. The guidance was amended to provide clarity about: i) the level of disaggregation required for assets and liabilities and ii) the disclosures required for inputs and valuation techniques used to measure fair value for both recurring and nonrecurring measurements that fall in either level 2 or level 3. The updated guidance was effective for the Company’s interim reporting period beginning February 1, 2010, with the exception of the Level 3 disaggregation, which is effective for the fiscal years beginning August 1, 2011. The Company adopted this guidance on the Company’s consolidated financial position, results of operations and cash flows.

Variable Interest Entities

In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a variable interest entity (“VIE”). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE. The updated guidance is effective for the Company’s fiscal year beginning August 1, 2010. The Company currently accounts for Caborca Industrial (“CI”) as a VIE and is evaluating the potential impact of adopting this statement on the Company’s consolidated financial position, results of operations and cash flows.

Equity-linked Financial Instruments

In June 2008, the ASC guidance for derivatives and hedging when accounting for contracts in an entity’s own equity was updated to clarify the determination of whether an instrument (or embedded feature) is indexed to an entity’s own stock which would qualify as a scope exception from hedge accounting. The updated guidance was effective for the Company’s fiscal year beginning August 1, 2009. The adoption had no impact on the Company’s consolidated financial position or results of operations.

Accounting for the Useful Life of Intangibles

In April 2008, the ASC guidance for goodwill and other intangibles was updated to amend the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of this update is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under guidance for business combinations. The updated guidance was effective for the Company’s fiscal year beginning August 1, 2009 and was applied prospectively to intangible assets acquired after the effective date. The adoption had no impact on the Company’s consolidated financial position, results of operations or cash flows.

NOTE 4 - Marketable Securities

Marketable securities are classified as current assets and are summarized as follows:

	(in thousands)
	July 31, 2010	July 31, 2009
Marketable equity securities, at cost	$50	$50
Marketable equity securities, at fair value (See Notes 13)	$30	$35

NOTE 5 – Material and Supplies Inventories

	(in thousands)
	July 31, 2010	July 31, 2009
Materials, supplies and other	$1,953	$1,381
Total	$1,953	$1,381

NOTE 6 - Ore on Leach Pads and Inventories (“In-Process Inventory”)

	(in thousands)
	July 31, 2010	July 31, 2009
Ore on leach pads	$32,896	$20,024
Total	$32,896	$20,024

Costs that are incurred in or benefit the productive process are accumulated as ore on leach pads and inventories. Ore on leach pads and inventories are carried at the lower of average cost or market. The current portion of ore on leach pads and inventories is determined based on the amounts to be processed within the next 12 months.

In-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific processing facility, but include leach in-circuit, flotation and column cells and carbon in-pulp inventories. In-process material are measured based on assays of the material fed into the process and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed into the process attributable to the source material coming from the mines and/or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities incurred to that point in the process.

NOTE 7 – Other Current Assets

Other current assets consist of the following:

	(in thousands)
	July 31, 2010	July 31, 2009
Value added tax to be refunded	$891	$1,032
Note receivable – Nayarit	350	-
MRS receivable (Note 10)	210	-
Loans receivable – affiliate	15	33
Deposit	5	26
Other	-	10
Total Other Current Assets	$1,471	$1,101

NOTE 8 – Property and Equipment

Property and Equipment consist of the following:

	(in thousands)
	July 31, 2010	July 31, 2009
Process equipment and facilities	$29,038	$22,304
Mining equipment	2,180	1,853
Mineral properties	152	166
Construction in progress	165	71
Computer and office equipment	366	347
Improvements	13	13
Furniture	43	41
Total	31,957	24,795
Less: accumulated depreciation	(10,567)	(6,303)
Property and equipment, net	$21,390	$18,492

In May 2010, the Company initiated the planning and permitting on the construction of an additional leach pad.  The total capacity of this additional leach pad will be approximately 8.5 million tonnes and cost approximately $7,500.  Construction commenced in July 2010.

Depreciation expense for the fiscal years ended July 31, 2010, 2009 and 2008 was approximately $2,884, $1,998 and $1,820, respectively.

NOTE 9 - Intangible Assets

Intangible assets consist of the following:

	(in thousands)
	July 31, 2010	July 31, 2009
Water Rights	$510	$241
Reforestation fee	271	73
Mobilization Payment to Mineral Contractor	70	70
Investment in Right of Way	18	18
Total	869	402
Accumulated Amortization	(139)	(84)
Intangible assets, net	$730	$318

Purchased intangible assets consisting of rights of way, water rights, and easements, etc. are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the economic lives of the respective assets, generally five years or using the UOP method. It is the Company’s policy to assess periodically the carrying amount of its purchased intangible assets to determine if there has been an impairment to their carrying value. Impairments of other intangible assets are determined in accordance with ASC guidance for goodwill and other intangibles. There was no impairment at July 31, 2010.

The Right of Way, Water Rights, Reforestation Fee and the Mobilization Payment were recorded at cost and are being amortized using the units of production method.  Amortization expense for the year ended July 31, 2010, 2009 and 2008 was approximately $55, $43 and $530, respectively.

Amortization of intangibles anticipated for each of the next five years is as follows for the fiscal year ended July 31, 2011 - $63, 2012 - $56, 2013 - $54, 2014 - $61, 20105 - $55.

NOTE 10 - Mining Concessions

Mining concessions consists of the following:

	(in thousands)
	July 31, 2010	July 31, 2009
El Chanate	$49	$45
El Charro	25	25
Total	74	70
Less: accumulated amortization	(22)	(19)
Total	$52	$51

The El Chanate concessions are carried at historical cost and are being amortized using the units of production method. They were acquired in connection with the purchase of the stock of Minera Chanate (see Note 1).   Amortization expense for the years ended July 31, 2010, 2009 and 2008 was approximately $3, $8 and $8, respectively.

MSR acquired an additional mining concession – El Charro. El Charro lies within the current El Chanate property boundaries. MSR is required to pay 1 1/2% net smelter royalty in connection with the El Charro concession.

NOTE 11 – Note Receivable

On January 25, 2010, the Company entered into a Collateral Agreement (the “Collateral Agreement”) with Metal Recovery Solutions, LLC (“MRS”), a privately-held Nevada company, in which it was proposed that the Company would acquire twenty-five percent of all of the issued and outstanding equity of MRS for an aggregate investment of $2,000.

The Collateral Agreement required the Company to promptly pay $500 to MRS, with the Company’s intention to invest the remaining $1,500 being set forth in a letter of intent (the “LOI”) entered into on January 25, 2010, the material terms of which are non-binding. The Company’s obligation to invest the remaining $1,500 would only arise if the Company and MRS signed a definitive Investment Agreement (the “Investment Agreement”) pursuant to which it is contemplated that such remaining funds will be invested in stages, according to milestones that MRS was expected to reach in the deployment of a gold recovery technology pilot program at the Company’s El Chanate mine.

The consummation of the Investment Agreement was contingent upon MRS meeting certain requirements, including requirements with respect to its budget, business plan, securing the employment of its founders and securing rights to certain technology. In the event that the Investment Agreement would not be consummated, the Collateral Agreement provides that the $500 payment to MRS be repaid with interest (the “MRS Repayment”). Such repayment was secured by cash flows from MRS’s Consulting / Services Agreement with a third-party gold mining company, the expected value of which was $1,275 to MRS.  The Investment Agreement was also subject to final approval by the Board of Directors of the Company and the managers of MRS.

On March 25, 2010, the Company elected not to pursue the implementation of the MRS technology at its El Chanate mine.  Accordingly, the Company demanded repayment of the amounts paid to MRS in accordance with the letter agreement between MRS and the Company.  On May 12, 2010, the parties agreed to reduce the MRS Repayment to $450 and the Company is currently receiving repayment based on the original Collateral Agreement. The Company recorded the remaining receivable amount of $210 as of July 31, 2010 as an Other Current Asset (See Note 7).

NOTE 12 - Reclamations and Remediation Liabilities (“Asset Retirement Obligations”)

The Company includes environmental and reclamation costs on an ongoing basis, in our internal revenue and cost projections.  No assurance can be given that environmental regulations will not be changed in a manner that would adversely affect the Company’s planned operations.  As of July 31, 2010, we estimated the reclamation costs for the El Chanate site to be approximately $4,094.  Reclamation costs are allocated to expense over the life of the related assets and are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation and abandonment costs.  The Asset Retirement Obligation is based on when the spending for an existing environmental disturbance and activity to date will occur. The Company reviews, on an annual basis, unless otherwise deemed necessary, the Asset Retirement Obligation at each mine site.  The Company reviewed the estimated present value of the El Chanate mine reclamation and closure costs as of July 31, 2010.  As of July 31, 2010 and 2009, approximately $2,373 and $1,594, respectively, was accrued for reclamation obligations relating to mineral properties in accordance with ASC guidance for asset retirement and environmental obligations.

The following is a reconciliation of the liability for long-term Asset Retirement Obligations for the years ended July 31, 2010 and 2009:

(in thousands)
Balance as of July 31, 2008	$1,666
Additions, changes in estimates and other	(184)
Liabilities settled	(44)
Accretion expense	156
Balance as of July 31, 2009	$1,594
Additions, changes in estimates and other	634
Accretion expense	145
Balance as of July 31, 2010	$2,373

NOTE 13 – Accumulated Other Comprehensive Income

Accumulated other comprehensive income (loss) consists of foreign translation gains and losses, unrealized gains and losses on marketable securities and fair value changes on derivative instruments and is summarized as follows:

	Foreign currency items	Unrealized gain (loss) on securities	Change in fair value on interest rate swaps	Accumulated other comprehensive income
Balance as of July 31, 2007	$(124)	$40	$205	$121
Income (loss)	2,504	(25)	(141)	2,338
Balance as of July 31, 2008	2,380	15	64	2,459
Income (loss)	(8,355)	(30)	23	(8,362)
Balance as of July 31, 2009	$(5,975)	$(15)	$87	$(5,903)
Income (loss)	1,463	(5)	153	1,611
Balance as of July 31, 2010	$(4,512)	$(20)	$240	$(4,292)

The Company has not recognized any income tax benefit or expense associated with other comprehensive income items for the years ended July 31, 2010, 2009 and 2008.

NOTE 14 - Related Party Transactions

In August 2002, the Company purchased marketable equity securities of a related company. The Company recorded approximately $7, $6 and $6 in expense reimbursements including office rent from this entity for the years ended July 31, 2010, 2009 and 2008, respectively.

The Company utilizes a Mexican Corporation, Caborca Industrial, for mining services. Caborca Industrial was 100% owned by the Company’s former Chief Executive Officer and another former officer of the Company. Ownership was relinquished upon their recent resignations, and as of July 31, 2010, the Company was in the process of transitioning ownership. These services include but are not limited to the payment of mining salaries and related costs. Caborca Industrial bills the Company for these services at slightly above cost. Mining expenses charged by Caborca Industrial and eliminated upon consolidation amounted to approximately $5,807, $4,767 and $3,775 for the year ended July 31, 2010, 2009 and 2008, respectively.

The Company incurred approximately $7, $15 and $7 for the years ended July 31, 2010, 2009 and 2008, respectively, for services provided related to marketing materials. The firm providing the services is owned and operated by relatives of the Company’s former President and COO, John Brownlie.

During the years ended July 31, 2010, 2009 and 2008, the Company paid Jack Everett, its former Vice President Exploration and Director, consulting fees of $0, $0 and $100, respectively.  During the years ended July 31, 2010, 2009 and 2008, the Company paid Robert Roningen, a former director, legal and consulting fees of $28, $8 and $35, respectively.

NOTE 15 - Stockholders' Equity

Common Stock

At various stages in the Company’s development, shares of the Company’s common stock have been issued at fair market value in exchange for services or property received with a corresponding charge to operations, property and equipment or additional paid-in capital depending on the nature of services provided or property received.

The Company issued 287,500 shares of common stock and 3,150,000 common stock purchase warrants to Standard Bank as part of a commitment fee to entering into the credit facility on August 15, 2006, with its wholly-owned subsidiaries MSR and Oro.  The Company recorded the issuance of the 287,500 shares of common stock and 3,150,000 warrants as deferred financing costs of approximately $351 and $3,314, respectively, on the Company's balance sheet. The issuance of 287,500 shares was recorded at the fair market value of the Company's common stock at the closing date or $1.22 per share.  The warrants were valued at approximately $3,314 using the Black-Scholes option pricing model and were reflected as deferred financing costs on the Company’s balance sheet.

On July 17, 2008, the Company closed in escrow pending execution of Mexican collateral documents and certain other ministerial matters an Amended And Restated Credit Agreement (the “Credit Agreement”) involving our wholly-owned Mexican subsidiaries Minera Santa Rita S. de R.L. de C.V. (“MSR”) and Oro de Altar S. de R.L. de C.V. (“Oro”), as borrowers (“Borrowers”), the Company, as guarantor, and Standard Bank, as the lender. Pursuant to the Credit Agreement, the Company agreed to issue to Standard Bank a two year warrant to purchase an aggregate of 150,000 shares of our common stock at an exercise price of $3.40 per share.  The warrants were valued at approximately $103 using the Black-Scholes option pricing model and were reflected as deferred financing costs on the Company’s balance sheet as of July 31, 2008 .  The grant date fair value of each stock warrant was $0.68.

The balance of deferred financing costs related to these warrants, net of amortization, as of July 31, 2010 and 2009 was approximately $1,004 and $1,808.  Amortization expense for the years ended July 31, 2010, 2009 and 2008, was approximately $803, $803, and $930, respectively.

Recapitalization

In February 2007, the Company's Certificate of Incorporation was amended to increase the Company's authorized shares of capital stock from 50,000,000 to 62,500,000 shares.  In January 2008, the Company amended its Certificate of Incorporation to increase the Company’s authorized shares of capital stock from 62,500,000 to 75,000,000 shares.

Reverse Stock Split

In September 2008, our Board of Directors (the "Board") recommended to our stockholders a proposal to effect a reverse stock split of all outstanding shares of our Common Stock in an amount which our Board of Directors deemed appropriate to result in a sustained per share market price above $2.00 per share, to be at a ratio of not less than one-for-four and not more than one-for-six (the "Reverse Stock Split").  In conjunction with the Reverse Stock Split, our Board approved and recommended to our stockholders a proposal to effect a reduction in the number of shares of Common Stock authorized for issuance and an increase in the par value thereof in proportion to the Reverse Stock Split.  Our stockholders subsequently approved the reverse stock split in October 2008.

On January 25, 2010, the Company announced that, to meet minimum share price requirements in connection with its NYSE Euronext listing, it effected a reverse stock split, with every four (4) shares of common stock of the Company issued and outstanding being converted into one (1) share of common stock. As noted above, the reverse split was originally approved by shareholders at the Annual Shareholders Meeting held on October 31, 2008 and subsequently ratified by shareholders at the recent Annual Shareholders Meeting held on January 19, 2010.    No fractional common shares were issued in connection with the reverse split. A holder of common shares, who otherwise would have been entitled to receive a fractional share as a result of the reverse split, received an amount in cash equal to the dollar amount multiplied by such fractional entitlement.

On February 1, 2010, the securities of Capital Gold Corporation were approved by the NYSE EURONEXT LLC (the “Exchange”) for listing and registration.

Restricted Shares

On December 20, 2007, at the recommendation of the Compensation Committee of the Board of Directors, the Company’s executive officers, directors and employees were granted 273,750 restricted shares under our 2006 Equity Incentive Plan (the “Plan”).   The restricted shares granted vest equally over three years from the date of grant.  The fair value of the Company’s stock was $2.52 on the date of grant resulting in the Company recording approximately $691 in deferred compensation cost.  For the years ended July 31, 2010, 2009 and 2008, the Company has recorded approximately $112, $230, and $194 in equity compensation expense upon the vesting of a portion of restricted shares each period, respectively.

On July 17, 2008, at the recommendation of the Compensation Committee of the Board of Directors, the Company’s executive officers and directors were granted 128,750 shares under our 2006 Equity Incentive Plan. The restricted shares granted vested immediately.  The fair value of the Company’s stock was $2.80 on the date of grant resulting in the Company recording approximately $360 in stock based compensation expense.

During the year ended July 31, 2009, the Company issued 55,625 restricted shares to employees  under its 2006 Equity Incentive Plan. The restricted shares granted vested immediately.  The fair value of the Company’s stock ranged from $1.36 to $2.08 on the date of grant resulting in the Company recording approximately $113 in stock based compensation expense.

In 2010, as part of the settlement agreement with the Company’s former Executive Vice-President, upon his termination without cause, the unvested portion of a previous restricted share grant of 41,667 shares was forfeited. As part of the severance agreement with the Company’s former Chief Executive Officer, the unvested portion of a previous restricted share grant of 20,833 shares was forfeited. An additional 833 shares, the unvested portion of a previous restricted share grant, was forfeited by a former employee of the Company. For the year ended July 31, 2010, the Company recorded adjustments to additional paid in capital and deferred compensation costs totaling approximately $127 related to these forfeitures.

Warrants and Options

The fair value of each warrant and option award is estimated on the date of grant using a Black-Scholes option valuation model.  The Company issues warrants and options to purchase common stock with an exercise price of no less than fair market value of the underlying stock at the date of grant.

On August 13, 2007, the Company issued two year options to purchase the Company’s common stock at an exercise price ranging from $1.72 to $2.00 per share to outside parties for services provided.  These options are for the purchase of 116,250 shares and were issued under the 2006 Equity-Incentive Plan.  The Company utilized the Black-Scholes Method to fair value these options and recorded approximately $58 as stock based compensation expense.  The average grant date fair value of each stock option was $0.48 with an exercise price of no less than fair market value of the underlying stock at the date of grant.

On December 20, 2007,  at the recommendation of the Compensation Committee of the Board of Directors, the Company’s executive officers, directors and employees, Gifford Dieterle, John Brownlie, Christopher Chipman, Jeffrey Pritchard, Scott Hazlitt, Ian Shaw, John Postle, Mark Nesbitt, Roger Newell, Robert Roningen, and employees were granted 125,000, 125,000, 125,000, 125,000, 87,500, 37,500, 37,500, 37,500, 25,000, 25,000 and 37,500 stock options, respectively, aggregating 787,500 stock options under our 2006 Equity Incentive Plan. The stock options have a term of seven years and vest as follows: 20% vested upon issuance and the balance vest 20% annually thereafter. The exercise price of the stock options is $2.52 per share (per the Plan, the closing price on the Toronto Stock Exchange on the trading day immediately prior to the day of determination converted to U.S. Dollars). In the event of a termination of continuous service (other than as a result of a change of control, as defined in the Plan), unvested stock options shall terminate and, with regard to vested stock options, the exercise period shall be the lesser of the original expiration date or one year from the date continuous service terminates. Upon a change of control, all unvested stock options and unvested restricted stock grants immediately vest.  The Company utilized the Black-Scholes method to fair value the 787,500 options received by these individuals totaling $1,060.  For the fiscal years ended July 31, 2010, 2009 and 2008, the Company recorded approximately $113, $205 and $375 in stock based compensation expense on the vested portion of these stock options, respectively. The grant date fair value of each stock option was $1.36.

On November 1, 2008, the Company issued stock options with a two year term to purchase the Company’s common stock at an exercise price of $2.60 per share to an investor relations firm for services provided.  These options were for the purchase of 25,000 shares.  The Company utilized the Black-Scholes Method to fair value the 25,000 options received by this firm and recorded approximately $6 as stock based compensation expense.  The grant date fair value of each stock option was $0.24.

On December 3, 2008, the Company issued stock options with a two year term to purchase the Company’s common stock at an exercise price of $1.40 per share to its then securities counsel.  These options were for the purchase of 6,250 shares.  The Company utilized the Black-Scholes Method to fair value the 6,250 options received by these individuals and recorded approximately $4 as equity based compensation expense.  The grant date fair value of each stock option was $0.64.

On January 20, 2009, at the recommendation of the Compensation Committee and on the approval by the Board of Directors, the Company’s executive officers and directors were granted 568,750 stock options under our 2006 Equity Incentive Plan as incentive compensation. The stock options were awarded as follows:  Gifford Dieterle – 125,000, John Brownlie – 125,000, Jeffrey Pritchard – 125,000, Christopher Chipman – 62,500, Scott Hazlitt – 62,500, Ian Shaw – 18,750, John Postle – 12,500, Mark T. Nesbitt – 12,500, Roger Newell -12,500 and Robert Roningen – 12,500.  The stock options have a term of five years and vest as follows: one-third vested upon issuance and the balance vest on a one-third basis annually thereafter. The exercise price of the stock options is $1.96 per share (per the Plan, the closing price on the Toronto Stock Exchange on the trading day immediately prior to the day of determination converted to U.S. Dollars). In the event of a termination of continuous service (other than as a result of a change of control, as defined in the Plan), unvested stock options shall terminate and, with regard to vested stock options, the exercise period shall be the lesser of the original expiration date or one year from the date continuous service terminates. Upon a change of control, all unvested stock options and unvested restricted stock grants immediately vest.  The Company utilized the Black-Scholes method to fair value the 568,750 options received by these individuals totaling $647.  For the fiscal years ended July 31, 2010, 2009 and 2008, the Company recorded approximately $124, $335 and $0 in equity compensation expense on the vested portion of these stock options, respectively.  The grant date fair value of each stock option was $1.16.

On January 19, 2010, at the recommendation of the Compensation Committee of the Board of Directors, the Company’s Board of Directors approved the issuance of 500,000, 50,000, 50,000, 50,000 and 37,500 options to John Brownlie, Leonard J. Sojka, John Cutler, Stephen Cooper and Trey Wasser, respectively, aggregating 687,500 stock options under our 2006 Equity Incentive Plan. The stock options for John Brownlie and Trey Wasser have a term of five years and vest as follows: one-third vested upon issuance and the balance vests on a one-third basis annually thereafter. The stock options for Leonard J. Sojka, John Cutler, and Stephen Cooper have a term of five years and vest 25,000 on January 19, 2010, 12,500 on January 19, 2011 and 12,500 on January 19, 2012.  The exercise price of the stock options is $3.60 per share (per the Plan, the closing price on the Toronto Stock Exchange on the trading day immediately prior to the day of determination converted to U.S. Dollars). In the event of a termination of continuous service (other than as a result of a change of control, as defined in the Plan), unvested stock options shall terminate and, with regard to vested stock options, the exercise period shall be the lesser of the original expiration date or one year from the date continuous service terminates. Upon a change of control, all unvested stock options and unvested restricted stock grants immediately vest.  The Company utilized the Black-Scholes method to fair value the 687,500 options received by these individuals totaling $1,486.  For the year ended July 31, 2010 the Company recorded approximately $592 in equity compensation expense on the vested portion of these stock options, respectively. The grant date fair value of each stock option was $2.16.
On July 26, 2010, at the recommendation of the Compensation Committee of the Board of Directors, the Company’s Board of Directors approved the issuance of 25,000 and 25,000 options to Christopher Chipman and Scott Hazlitt, respectively, aggregating 50,000 stock options under our 2006 Equity Incentive Plan. The stock options have a term of five years and vest as follows: 50% vested upon issuance and the balance vests 25% annually thereafter. The exercise price of the stock options is $3.73 per share (per the Plan, the closing price on the Toronto Stock Exchange on the trading day immediately prior to the day of determination converted to U.S. Dollars). In the event of a termination of continuous service (other than as a result of a change of control, as defined in the Plan), unvested stock options shall terminate and, with regard to vested stock options, the exercise period shall be the lesser of the original expiration date or one year from the date continuous service terminates. Upon a change of control, all unvested stock options and unvested restricted stock grants immediately vest.  The Company utilized the Black-Scholes method to fair value the 50,000 options received by these individuals totaling $105.  For the year ended July 31, 2010 the Company recorded approximately $53 in equity compensation expense on the vested portion of these stock options, respectively. The grant date fair value of each stock option was $2.10.

The Company received proceeds of approximately $565, $319 and $7,474 during the years ended July 31, 2010, 2009 and 2008, from the exercising of an aggregate of 181,250, 213,932 and 5,748,544 of warrants and options, respectively, issued to investors in past private placements, to officers and directors as well as to outside parties for services rendered.  The Company also issued 187,342 shares upon the cashless exercising of options during the year ended July 31, 2010.

2006 Equity Incentive Plan

The 2006 Equity Incentive Plan (the “Plan”), approved by stockholders on February 21, 2007, is intended to attract and retain individuals of experience and ability, to provide incentive to the Company’s employees, consultants, and non-employee directors, to encourage employee and director proprietary interests in the Company, and to encourage employees to remain in the Company’s employ.

The Plan authorizes the grant of non-qualified and incentive stock options, stock appreciation rights and restricted stock awards (each, an “Award”). A maximum of 4,375,000 shares of common stock are reserved for potential issuance pursuant to Awards under the Plan.  Unless sooner terminated, the Plan will continue in effect for a period of 10 years from its effective date.

The Plan is administered by the Company’s Board of Directors which has delegated the administration to the Company’s Compensation Committee.  The Plan provides for Awards to be made to such of the Company’s employees, directors and consultants and its affiliates as the Board may select.

Stock options awarded under the Plan may vest and be exercisable at such times (not later than 10 years after the date of grant) and at such exercise prices (not less than Fair Market Value at the date of grant) as the Board may determine.  Unless otherwise determined by the Board, stock options shall not be transferable except by will or by the laws of descent and distribution. The Board may provide for options to become immediately exercisable upon a "change in control," as defined in the Plan.

On July 23, 2009, at the recommendation of the Compensation Committee and upon approval by the Board of Directors, the Company amended the 2006 Equity Incentive Plan to provide for cashless exercises of options by participants under the Plan.  Payment of the option exercise price may now be made (i) in cash or by check payable to the Company, (ii) in shares of Common Stock duly owned by the option holder (and for which the option holder has good title free and clear of any liens and encumbrances), valued at the fair market value on the date of exercise, or (iii) by delivery back to the Company from the shares acquired on exercise of the number of shares of common stock equal to the exercise price, valued at the fair market value on the date of exercise. Previously, the exercise price of an option must have been paid in cash.  No options may be granted under the Plan after the tenth anniversary of its effective date.  Unless the Board determines otherwise, there are certain continuous service requirements and the options are not transferable.

The Plan provides the Board with the general power to amend the Plan, or any portion thereof at any time in any respect without the approval of the Company’s stockholders, provided however, that the stockholders must approve any amendment which increases the fixed maximum percentage of shares of common stock issuable pursuant to the Plan, reduces the exercise price of an Award held by a director, officer or ten percent stockholder or extends the term of an Award held by a director, officer or ten percent stockholder.  Notwithstanding the foregoing, stockholder approval may still be necessary to satisfy the requirements of Section 422 of the Code, Rule 16b-3 of the Securities Exchange Act of 1934, as amended or any applicable stock exchange listing requirements. The Board may amend the Plan in any respect it deems necessary or advisable to provide eligible employees with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Incentive Stock Options and/or to bring the Plan and/or Incentive Stock Options granted under it into compliance therewith.  Rights under any Award granted before amendment of the Plan cannot be impaired by any amendment of the Plan unless the Participant consents in writing.  The Board is empowered to amend the terms of any one or more Awards; provided, however, that the rights under any Award shall not be impaired by any such amendment unless the applicable Participant consents in writing and further provided that the Board cannot amend the exercise price of an option, the Fair Market Value of an Award or extend the term of an option or Award without obtaining the approval of the stockholders if required by the rules of the Toronto Stock Exchange or any stock exchange upon which the common stock is listed.

Information regarding the employee and non-employee options approved by the Compensation Committee under the Equity Incentive Plan for the fiscal years ended July 31, 2010, 2009 and 2008 is summarized below:
	2010			2009			2008
	Shares	Option Price	Weighted Average Exercise Price	Shares	Option Price	Weighted Average Exercise Price	Shares	Option Price	Weighted Average Exercise Price
Outstanding beginning at year	1,503,750	$1.40-2.60	$2.24	1,166,250	$1.44-1.80	$1.52	262,500	$1.44-1.80	$1.52
Granted	737,500	3.60-3.73	$3.61	600,000	1.40-2.60	$2.00	903,750	1.52-2.52	$2.44
Canceled	(1,403,908)	-	-	(86,068)	-	-	-	-	-
Exercised	(218,592)	-	-	(176,432)	-	-	-	-	-
Outstanding end of year	618,750	$1.96-3.73	$2.84	1,503,750	$1.40-2.60	$2.24	1,166,250	$1.44-2.52	$2.24
Exercisable	359,583	$1.96-3.73	$2.74	975,625	$1.40-2.60	$2.40	840,000	$1.44-2.52	$2.16
Weighted average remaining contractual life (years)	4-5 years	-	-	4-5 years	-	-	5-6 years	-	-
Available for future grants	2,819,766	-	-	150,625	-	-	806,250	-	-

NOTE 16 - Debt

Long term debt consists of the following:	(in thousands)

	July 31, 2010	July 31, 2009

Total long-term debt	$4,400	$8,000

Less current portion	(3,600)	(3,600)

Long-term debt	$800	$4,400

In September 2008, the Company entered into an Amended and Restated Credit Agreement (the “Credit Agreement”) involving our wholly owned Mexican subsidiaries MSR and Oro, as borrowers (“Borrowers”), the Company, as guarantor, and Standard Bank, as the lender. The Credit Agreement amends and restates the prior credit agreement between the parties dated August 15, 2006 (the “Original Agreement”).  Under the Original Agreement, MSR and Oro borrowed money in an aggregate principal amount of up to US$12,500 (the “Term Loan”) for the purpose of constructing, developing and operating the El Chanate gold mining project in Sonora State, Mexico.  The Company guaranteed the repayment of the Term Loan and the performance of the obligations under the Credit Agreement.  As of July 31, 2010 and 2009, the accrued interest on this facility was approximately $11 and $21, respectively.

The Credit Agreement also established a new senior secured revolving credit facility that permits the Borrowers to borrow up to $5,000 during the one year period after the closing of the Credit Agreement.  Term Loan principal shall be repaid quarterly commencing on September 30, 2008 and consists of four payments in the amount of $1,125, followed by eight payments in the amount of $900 and two final payments in the amount of $400.  There is no prepayment fee.  There was no amount outstanding on the revolving credit facility as of July 31, 2010.  Principal under the Term Loan and the credit facility shall bear interest at a rate per annum equal to the LIBO Rate plus 2.5% and 2.0% per annum, respectively.

The Credit Facility contains covenants customary for a term note, including but not limited to restrictions (subject to certain exceptions) on incurring additional debt, creating liens on its property, declaring or paying dividends, disposing of any assets, merging with other companies and making any investments.  The Company is required to meet and maintain certain financial covenants, including (i) a ratio of current assets to current liabilities at all times greater than or equal to 1.20:1.00, (ii) a quarterly minimum tangible net worth at all times of at least U.S. $30,000, (iii) maintain a ratio of  debt to cash flow from operations of no greater than 2.50:1.00, and (iv) a quarterly average minimum liquidity of U.S. $500.  In addition, the Credit Agreement restricts, among other things, the Company’s ability to incur additional debt, create liens on its property, dispose of any assets, merge with other companies, enter into hedge agreements, organize or invest in subsidiaries or make any investments above a certain dollar limit.  A failure to comply with the restrictions contained in the Credit Agreement could lead to an event of default thereunder which could result in an acceleration of such indebtedness. As a condition to closing the Nayarit Business Combination, the Company obtained the consent of Standard Bank.

The Loan is secured by all of the tangible and intangible assets and property owned by MSR and Oro.  As additional collateral for the Loan, the Company, together with its subsidiary, Leadville Mining & Milling Holding Corporation, pledged all of its ownership interest in MSR and Oro.

On September 17, 2009, our $5,000 revolving loan contained within the Credit Agreement expired. The Company had not drawn on this facility during the term period.

On June 30, 2010, Capital Gold Corporation (“Capital Gold” or the “Company”) entered into the First Amendment to the Amended and Restated Credit Agreement (the “Amendment”) by and among our wholly-owned Mexican subsidiaries Minera Santa Rita S. de R.L. de C.V. and Oro de Altar S. de R.L. de C.V., as borrowers (“Borrowers”), the Company, as guarantor, and Standard Bank PLC (“Standard Bank”), as the lender.  The Amendment amends the Amended and Restated Credit Agreement between the parties entered into on September 18, 2008 with retroactive effect from July 17, 2008 (the “Credit Agreement”), which amended and restated the Credit Agreement between the parties dated August 15, 2006.  The Credit Agreement provided for a senior secured term credit facility in the aggregate amount of $12,500 (the “Term Facility”) and provided for a senior secured revolving credit facility in the aggregate principal amount of $5,000 (the “Revolving Facility”).   Capital Gold guarantees all obligations of the Borrowers under the Term Facility and the Revolving Facility. The material amendments to the Credit Agreement contained in the Amendment are as follows:

The Amendment increases the Revolving Facility to $7,500.  The Revolving Facility is available for a two-year period commencing June 30, 2010.  The Borrowers may request a borrowing of the Revolving Facility from time to time, provided that each borrowing shall be in a minimum aggregate amount of $500.  All amounts due under the Revolving Facility, including all accrued interest and other amounts described in the Credit Agreement, shall be due and payable on June 30, 3012.

Amounts borrowed under the Term Facility and the Revolving Facility bear interest at a rate per annum equal to the LIBO Rate, as defined in the Credit Agreement, for the applicable interest period plus the applicable margin.  The applicable margin for the Revolving Facility was increased in the Amendment to 3.0% per annum.

As of July 31, 2010, the Company was in compliance with all debt covenants and default provisions.  The accounts of Caborca Industrial are not subject to the debt covenants and default provisions.

In March 2006, the Company entered into a gold price protection arrangement to protect it against future fluctuations in the price of gold and interest rate swap agreements in October 2006 in accordance with the terms of the credit arrangements with Standard Bank (See Note 20 for more details on these transactions).

Future principal payments on the term loan are as follows (in thousands):

Fiscal Years Ending July 31,

2011	$3,600
2012	800
$4,400

NOTE 17 – Mining, Engineering and Supply Contracts

In early December 2005, the Company’s wholly-owned Mexican subsidiary, MSR, which holds the rights to develop and mine El Chanate Project, entered into a Mining Contract with a Mexican mining contractor, Sinergia Obras Civiles y Mineras, S.A. de C.V, ("Sinergia").

Pursuant to the Mining Contract, Sinergia, using its own equipment, generally is performing all of the mining work (other than crushing) at the El Chanate Project.  Sinergia’s mining rates are subject to escalation on an annual basis.  This escalation is tied to the percentage escalation in Sinergia’s costs for various parts for its equipment, interest rates and labor.  One of the principals of Sinergia is one of the former principals of FG.  FG was the Company’s former joint venture partner.

NOTE 18 - Employee and Consulting Agreements

Employment Agreements

On August 29, 2007, at the recommendation of the Compensation Committee, the Board increased the salaries of the Company’s executive officers to be commensurate with industry standards and amended their respective agreements accordingly. The new salaries were as follows: Gifford A. Dieterle, President, Treasurer and Chairman of the Board, $250; John Brownlie, Chief Operating Officer, $225; Christopher Chipman, Chief Financial Officer, $175 (consulting fee); Jeffrey W. Pritchard, Vice President - Investor Relations and Secretary, $195; Roger A. Newell, Vice President - Development, $135; and J. Scott Hazlitt, Vice President - Mine Development, $135. The salary increase for Mr. Brownlie and the consulting fee increase for Mr. Chipman were retroactive to May 1, 2007 and the salary increase for Mr. Pritchard is retroactive to August 1, 2007.

On July 17, 2008, at the recommendation of the Compensation Committee of our Board of Directors, the Company’s executive officers were awarded salary increases effective August 1, 2008. The new salaries were as follows: Gifford A. Dieterle, President, Treasurer and Chairman of the Board, $288; John Brownlie, Chief Operating Officer, $259; Christopher Chipman, Chief Financial Officer, $201 (consulting fee); Jeffrey W. Pritchard, Vice President - Investor Relations and Secretary, $224; and J. Scott Hazlitt, Vice President - Mine Development, $155.

On October 28, 2008, the Company entered into an Engagement Agreement with John Brownlie, our Chief Operating Officer.  The agreement supersedes a May 12, 2006 employment agreement between us and Mr. Brownlie.  Pursuant to the Engagement Agreement, Mr. Brownlie serves as our Chief Operating Officer and receives a base annual fee of at least $259 and is entitled to annual bonuses.  The Engagement Agreement runs through August 31, 2009, and automatically renews thereafter for additional one year periods unless terminated by either party within 30 days of a renewal date. We can terminate the agreement for cause or upon 30 days notice without cause. Mr. Brownlie can terminate the agreement upon 60 days notice without cause or, if there is a breach of the agreement by us that is not timely cured, upon 30 days notice. In the event that we terminate him without cause or he terminates due to our breach, he will be entitled to certain severance payments. We previously entered into a change of control agreement with Mr. Brownlie similar to the agreements entered into with our other executive officers.

On November 1, 2008, the Company entered into an Amended and Restated Engagement Agreement with J. Scott Hazlitt, our Vice President Mine Development.  The agreement supersedes a January 1, 2007 employment agreement between us and Mr. Hazlitt.  Pursuant to the Engagement Agreement, as amended, Mr. Hazlitt serves as our Vice President Mine Development and receives a base annual fee of at least $155 and is entitled to annual bonuses.  The Engagement Agreement runs through August 31, 2009, and automatically renews thereafter for additional one year periods unless terminated by either party within 30 days of a renewal date. The Company can terminate the agreement for cause or upon 30 days notice without cause. Mr. Hazlitt can terminate the agreement upon 60 days notice without cause or, if there is a breach of the agreement by us that is not timely cured, upon 30 days notice. In the event that the Company terminates him without cause or he terminates due to our breach, he will be entitled to certain termination payments. The Company previously entered into a change of control agreement with Mr. Hazlitt similar to the agreements entered into with our other executive officers.

On January 20, 2009, at the recommendation of the Compensation Committee and upon approval by the Board of Directors, effective as of January 1, 2009, the Company entered into (i) amended and restated employment agreements with Gifford Dieterle, President and Treasurer, and Jeffrey Pritchard, Executive Vice President and (ii) amended and restated engagement agreements with Christopher Chipman, Chief Financial Officer, John Brownlie, Chief Operating Officer, and J. Scott Hazlitt, Vice President of Mine Development (collectively, the “Amended Agreements”).

On January 19, 2010, the Compensation Committee of the Board of Directors of the Company approved a new employment agreement (the “Agreement”) for John Brownlie, the Company’s President, Chief Operating Officer and a Director of the Company. The term of the agreement is for three years commencing January 19, 2010, and will automatically extend for consecutive one-year terms unless Mr. Brownlie or the Company notifies the other party that it does not wish to extend the Agreement. The Agreement provided for an initial base salary to Mr. Brownlie of $275 plus an immediate payment of $375 for reaching certain milestones. The Agreement provided for an additional payment upon the accomplishment of other goals. The Agreement also granted Mr. Brownlie 500,000 stock options.  The exercise price of the stock options is $3.60 per share (per the Plan, the closing price on the Toronto Stock Exchange on the trading day immediately prior to the day of determination converted to U.S. Dollars). In the event of a termination of continuous service (other than as a result of a change of control, as defined in the Plan), unvested stock options shall terminate and, with regard to vested stock options, the exercise period shall be the lesser of the original expiration date or one year from the date continuous service terminates. Upon a change of control, all unvested stock options and unvested restricted stock grants immediately vest.  The Company utilized the Black-Scholes method to fair value the 500,000 options.  For the year ended July 31, 2010, the Company recorded approximately $360 in equity compensation expense on the vested portion of these stock options.  The grant date fair value of each stock option was $2.16.  The stock options have a term of five years and vest as follows: one-third vested upon issuance and the balance vests on a one-third basis annually thereafter.

On March 18, 2010, at the recommendation of the Compensation Committee and upon approval by the Board of Directors, effective January 19, 2010, the Company entered into amended and restated engagement agreements with Christopher Chipman, Chief Financial Officer, and J. Scott Hazlitt, Vice President of Mine Development. The new salaries were as follows: Christopher Chipman, Chief Financial Officer, $225 and J. Scott Hazlitt, Vice President of Mine Development, $175.

On July 1, 2010, at the recommendation of the Compensation Committee and upon approval by the Board of Directors, the Company entered into an amended and restated engagement agreement with J. Scott Hazlitt, in connection with his promotion from Vice President of Mine Development to Chief Operating Officer. Mr. Hazlitt’s salary was increased to $200 in connection with his promotion.

Each of the Amended Agreements modify the previous employment agreement or engagement agreement in three ways.  First, the Company removed a provision from the Agreement Regarding Change in Control, which is attached as an exhibit to each of the Amended Agreements, that provided that, upon a change in control of the Company, the exercise price of all issued and outstanding options would decrease to $0.01. Second, the Company made the terms of each of the Amended Agreements consistent so that each Amended Agreement expires on December 31, 2011.  Finally, the Amended Agreements incorporate amendments made in December 2008 to the employment agreements and engagement agreements to bring such agreements into documentary compliance with Section 409A of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

The Company has the right to terminate any executive’s employment for cause or on 30 days’ prior written notice without cause or in the event of the executive’s disability (as defined in the agreements).  The agreements automatically terminate upon an executive’s death.  “Cause” is defined in the agreements as (1) a failure or refusal to perform the services required under the agreement; (2) a material breach by executive of any of the terms of the agreement; or (3) executive’s conviction of a crime that either results in imprisonment or involves embezzlement, dishonesty, or activities injurious to the Company’s reputation. In the event that the Company terminates an executive’s employment without cause or due to the disability of the executive, the executive will be entitled to a lump sum severance payment equal to one month’s salary, in the case of termination for disability, and up to 12 month’s salary (depending upon years of service), in the case of termination without cause.

Each executive has the right to terminate his employment agreement on 60 days’ prior written notice or, in the event of a material breach by the Company of any of the terms of the agreement, upon 30 days’ prior written notice.  In the event of a claim of material breach by the Company of the agreement, the executive must specify the breach and its failure to either (i) cure or diligently commence to cure the breach within the 30 day notice period, or (ii) dispute in good faith the existence of the material breach.   In the event that an agreement terminates due to the Company’s breach, the executive is entitled to severance payments in equal monthly installments beginning in the month following the executive’s termination equal to three month’ salary plus one additional month’s salary for each year of service to the Company.  Severance payments cannot exceed 12 month’s salary.

In conjunction with the employment agreements, the Company’s board of directors deeming it essential to the best interests of its stockholders to foster the continuous engagement of key management personnel and recognizing that, as is the case with many publicly held corporations, a change of control might occur and that such possibility, and the uncertainty and questions which it might raise among management, might result in the departure or distraction of management personnel to the detriment of the company and its stockholders, determined to reinforce and encourage the continued attention and dedication of members of the Company’s management to their engagement without distraction in the face of potentially disturbing circumstances arising from the possibility of a change in control of the company, it entered into identical agreements regarding change in control with the executives.  Each of the agreements regarding change in control continues through December 31, 2011 and automatically to the third anniversary thereof unless the Company gives notice to the executive prior to the date of such extension that the agreement term will not be extended. Notwithstanding the foregoing, if a change in control occurs during the term of the agreements, the term of the agreements will continue through the second anniversary of the date on which the change in control occurred.  Each of the agreements entitles the executive to change of control benefits, as defined in the agreements and summarized below, upon his termination of employment with the Company during a potential change in control, as defined in the agreements, or after a change in control, as defined in the agreements, when his termination is caused (1) by the Company for any reason other than permanent disability or cause, as defined in the agreement (2) by the executive for good reason as defined in the agreements or, (3) by the executive for any reason during the 30 day period commencing on the first date which is six months after the date of the change in control.  Each executive would receive a lump sum cash payment of three times his base salary and three times his bonus award from the prior year, as well as outplacement benefits.  Each agreement also provides that the executive is entitled to a payment to make him whole for any federal excise tax imposed on change of control or severance payments received by him.

A “Change of Control” is deemed to occur on the earlier of (1) the date any person is or becomes the beneficial owner of securities representing 30% or more of the voting power of the Company’s then outstanding securities; (2) the date on which the following individuals cease for any reason to constitute a majority of the number of directors then serving: (i)individuals who, as of the date of the Change of Control Agreement, constitute the Board and (ii) any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company’s stockholders was approved or recommended by a vote of at least two-thirds (2/3) of the directors then still in office who either were directors on the date of the Change of Control Agreement or whose appointment, election or nomination for election was previously so approved or recommended; (3) the consummation of a merger or consolidation of the Company or any direct or indirect subsidiary with another entity, other than a transaction where the individuals serving on the board of directors constitute at least a majority of the combined entity and the outstanding securities continue to represent at least 50% of the combined voting power of the combined entity or a transaction to effect a recapitalization of the Company where no person is or becomes the holder of securities representing 30% or more of the combined voting power; (4) the approval by the stockholders of the Company or a plan of complete liquidation or dissolution of the Company; or (5) the sale or disposition or all or substantially all of the Company’s assets, other than a sale or disposition to an entity of which 50% the combined voting power is held by the Company’s stockholders.

However, a Change in Control will not be deemed to occur if the record holders of the Company’s stock continue to have substantially the same proportionate ownership of the Company following such transaction or series of transactions.

A “Potential Change of Control” occurs when (1) the Company enters into an agreement, the consummation of which would result in a Change in Control; (2) a person publicly announces an intention to take or to consider taking actions, the consummation of which would result in a Change in Control, which announcement has not been rescinded; (3) a person becomes the beneficial owner of securities representing 20% or more of outstanding shares of common stock of the Company or the combined voting power of the Company’s then outstanding securities; or (4) the Board adopts a resolution that a Potential Change of Control exists, which resolution has not been modified.

Severance Agreements

On September 17, 2009, the Company terminated Jeffrey W. Pritchard as Executive Vice President and Secretary of the Company without cause pursuant to a restructuring of its corporate investor relations functions.  The termination was effective September 15, 2009.  Mr. Pritchard also resigned as a Director of the Company effective September 29, 2009.  As part of the settlement, Mr. Pritchard received a lump sum payment of approximately $426.

On March 11, 2010, the Company entered into an agreement with Gifford A. Dieterle , the Chief Executive Officer (“CEO”) of the Company  and Chairman of the Board, pursuant to which Mr. Dieterle resigned his position as CEO and Chairman of the Board, effective March 18, 2010. Pursuant to the agreement, Mr. Dieterle received lump sum payments totaling approximately $376 in September 2010, and additional payments totaling approximately $288 will be due in 2011. In addition, Mr. Dieterle is due an issuance of $100 in shares of the Company's common stock, initially proposed to be received in September 2010.  The number of common shares to be issued was determined by dividing $100 by the volume weighted average closing sale price for the 10 trading days prior to September 18, 2010 on NYSE EURONEXT.  The Toronto Stock Exchange (“TSX”) provided conditional approval for this issuance provided no more than 27,000 common shares were to be issued without additional written consent of TSX.  TSX provided this additional written consent on October 4, 2010 to allow the issuance of an additional 1,571 shares, for a total of 28,571 shares pursuant to the severance agreement.  The shares were issued, accordingly, on October 4, 2010.

On April 29, 2010, the Company entered into a severance agreement and general release with John Brownlie, the Company’s President and Chief Operating Officer (“COO”), pursuant to which Mr. Brownlie’s employment agreement terminated and he resigned as President and COO effective upon the consummation of the Business combination between the Company and Nayarit Gold on August 2, 2010.  Pursuant to the Severance Agreement, Mr. Brownlie is entitled to severance payments in the aggregate amount of approximately $1,388, payable over a six month period beginning June 2010; along with an additional $375 associated with the closing of the business combination agreement with Nayarit.  As of July 31, 2010, we have paid approximately $753.

NOTE 19 - Fair Value Measurements

ASC guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by ASC guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at July 31, 2010 (in thousands)
Assets:	Total	Level 1	Level 2	Level 3
Cash equivalents	$2,798	$2,798	$-	$-
Marketable securities	30	30	-	-
	$2,828	$2,828	$-	$-
Liabilities:
Interest rate swap	40	-	40	-
	$40	$-	$40	$-

The Company’s cash equivalent instruments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily money market securities.

The Company’s marketable equity securities are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable equity securities is calculated as the quoted market price of the marketable equity security multiplied by the quantity of shares held by the Company.

The Company has an interest rate swap contract to hedge a portion of the interest rate risk exposure on its outstanding loan balance. The hedged portion of the Company’s debt is valued using pricing models which require inputs, including risk-free interest rates and credit spreads. Because the inputs are derived from observable market data, the hedged portion of the debt is classified within Level 2 of the fair value hierarchy.

NOTE 20 - Sales Contracts, Commodity and Financial Instruments

Gold Price Protection Agreement

In March 2006, in conjunction with the Company’s credit facility, the Company entered into two identically structured derivative contracts with Standard Bank (See Note 16).  Both derivatives consisted of a series of forward sales of gold and a purchase gold cap.  Under these contracts, the Company agreed to sell a total volume of 121,927 ounces of gold forward to Standard Bank at a price of $500 per ounce on a quarterly basis during the period from March 2007 to September 2010.  The Company also agreed to purchase gold caps.  The caps allow the Company to buy gold at a price of $535 per ounce covering the same volume and horizon as the forward sales.  This combination of forward sales with purchased call options synthesizes a put position, which, in turn, serves to put a floor on the Company’s sales price.

On February 24, 2009, the Company settled with Standard Bank, the remaining 58,233 ounces of gold under the original Gold Price Protection arrangements entered into in March 2006. The purpose of these arrangements at the time was to protect the Company in the event the gold price dropped below $500 per ounce. Total remuneration to unwind these arrangements was approximately $1,906. In conjunction with the settlement of the gold price protection agreement, the Company incurred an Other Expense of approximately $1,391 during the year ended July 31, 2009.

Prior to unwinding these arrangements, the volume of these derivative positions represented about 44% and 86% of sales during the years ended July 31, 2009 and 2008, respectively, such that these derivative positions mitigate the Company’s gold price risk, rather than eliminate or reverse the natural exposure of the Company.

In accordance with ASC guidance for derivatives and hedging, these contracts must be carried on the balance sheet at their fair value.  The Company records these changes in fair value and any cash settlements within Other Income or Expense. The contracts were not designated as hedging derivatives, and therefore special hedge accounting is not applied.

The following is a reconciliation of the derivative contracts regarding the Company’s Gold Price Protection agreement:

(in thousands)
Liability balance as of July 31, 2008	$738
Loss on change in fair value of derivative	1,975
Net cash settlements	(2,713)
Liability balance as of July 31, 2009	$-
Loss on change in fair value of derivative	-
Net cash settlements	-
Liability balance as of July 31, 2010	$-

Rather than modifying the original Gold Price Protection agreement with Standard Bank to satisfy these forward sale obligations, the Company opted for a net cash settlement between the call option purchase price of $535 and the forward sale price of $500, or $35.00 per ounce.

Interest Rate Swap Agreement

On October 11, 2006, prior to our initial draw on the Credit Facility, the Company entered into an interest rate swap agreement covering about 75% of the expected variable rate debt exposure.  Only 50% coverage is required under the Credit Facility.  The termination date on this swap position is December 31, 2010.  However, the Company intends to use discretion in managing this risk as market conditions vary over time, allowing for the possibility of adjusting the degree of hedge coverage as it deems appropriate.  In any case, the Company’s use of interest rate derivatives will be restricted to use for risk management purposes.

The Company uses variable-rate debt to finance a portion of the El Chanate Project.  Variable-rate debt obligations expose the Company to variability in interest payments due to changes in interest rates.  As a result of these arrangements, the Company will continuously monitor changes in interest rate exposures and evaluate hedging opportunities.  The Company’s risk management policy permits it to use any combination of interest rate swaps, futures, options, caps and similar instruments, for the purpose of fixing interest rates on all or a portion of variable rate debt, establishing caps or maximum effective interest rates, or otherwise constraining interest expenses to minimize the variability of these effects.

The interest rate swap agreements are accounted for as cash flow hedges, whereby “effective” hedge gains or losses are initially recorded in other comprehensive income (“OCI”) and later reclassified to the interest expense component of earnings coincidently with the earnings impact of the interest expenses being hedged.  “Ineffective” hedge results are immediately recorded in earnings also under interest expense.  No component of hedge results will be excluded from the assessment of hedge effectiveness.  The amount expected to be reclassified from other comprehensive income to earnings during the year ending July 31, 2010 from these two swaps was determined to be immaterial.

The following is a reconciliation of the derivative contract regarding the Company’s Interest Rate Swap agreement:

(in thousands)
Liability balance as of July 31, 2008	$192
Change in fair value of swap agreement	130
Interest expense (income)	50
Net cash settlements	(179)
Liability balance as of July 31, 2009	$193
Change in fair value of swap agreement	27
Interest expense (income)	-
Net cash settlements	(180)
Liability balance as of July 31, 2010	$40

The Company is exposed to credit losses in the event of non-performance by counterparties to these interest rate swap agreements, but the Company does not expect any of the counterparties to fail to meet their obligations. To manage credit risks, the Company selects counterparties based on credit ratings, limits its exposure to a single counterparty under defined guidelines, and monitors the market position with each counterparty as required by ASC guidance for derivatives and hedging.

The Effect of Derivative Instruments on the Statement of Financial Performance (in thousands):

Quarter Ended	Derivatives in Cash Flow Hedging Relationships	Effective Results Recognized in OCI	Location of Results Reclassifed from AOCI to Earnings	Amount Reclassified from AOCI to Income	Ineffective Results Recognized in Earnings	Location of Ineffective Results
7/31/08	Interest Rate contracts	$ 19	Interest Income (Expense)	(49)	-	N/A
10/31/08	Interest Rate contracts	$ (38)	Interest Income (Expense)	(38)	-	N/A
1/31/09	Interest Rate contracts	$ (95)	Interest Income (Expense)	(35)	-	N/A
4/30/09	Interest Rate contracts	$ (16)	Interest Income (Expense)	(55)	-	N/A
7/31/09	Interest Rate contracts	$ (19)	Interest Income (Expense)	(55)	-	N/A
10/31/09	Interest Rate contracts	$ (16)	Interest Income (Expense)	(53)	-	N/A
1/31/10	Interest Rate contracts	$ (8)	Interest Income (Expense)	(48)	-	N/A
4/30/10	Interest Rate contracts	$ (1)	Interest Income (Expense)	(38)	-	N/A
7/31/10	Interest Rate contracts	$ (2)	Interest Income (Expense)	(30)	-	N/A

Quarter Ended	Derivatives Not Designated in Hedging Relationships	Location of Results	Amount of Gain (Loss)
7/31/08	Gold contracts	Other Income (Expense)	$ (319)
10/31/08	Gold contracts	Other Income (Expense)	$ (304)
1/31/09	Gold contracts	Other Income (Expense)	$ (274)
4/30/09	Gold contracts	Other Income (Expense)	$ -
7/31/09	Gold contracts	Other Income (Expense)	$ -
10/31/09	Gold contracts	Other Income (Expense)	$ -
1/31/10	Gold contracts	Other Income (Expense)	$ -
4/30/10	Gold contracts	Other Income (Expense)	$ -
7/31/10	Gold contracts	Other Income (Expense)	$ -

Fair Value of Derivative Instruments in a Statement of Financial Position and the Effect of Derivative Instruments on the Statement of Financial Performance (in thousands):

	Liability Derivatives
July 31, 2008	Balance Sheet Location	Fair Values
Derivatives designated as hedging instruments
Interest rate derivatives	Other Liabilities	$192
Derivatives designated as non-hedging instruments
Gold derivatives	Other Liabilities	$738

	Liability Derivatives
October 31, 2008	Balance Sheet Location	Fair Values
Derivatives designated as hedging instruments
Interest rate derivatives	Current Liabilities	$199
Derivatives designated as non- hedging instruments
Gold derivatives	Current Liabilities	$734

	Liability Derivatives
January 31, 2009	Balance Sheet Location	Fair Values
Derivatives designated as hedging instruments
Interest rate derivatives	Current Liabilities	$268
Derivatives designated as non-hedging instruments
Gold derivatives	Current Liabilities	$719

	Liability Derivatives
April 30, 2009	Balance Sheet Location	Fair Values
Derivatives designated as hedging instruments
Interest rate derivatives	Current Liabilities	$228

	Liability Derivatives
July 31, 2009	Balance Sheet Location	Fair Values
Derivatives designated as hedging instruments
Interest rate derivatives	Current Liabilities	$193

	Liability Derivatives
October 31, 2009	Balance Sheet Location	Fair Values
Derivatives designated as hedging instruments
Interest rate derivatives	Current Liabilities	$154
Derivatives designated as non- hedging instruments

	Liability Derivatives
January 31, 2010	Balance Sheet Location	Fair Values
Derivatives designated as hedging instruments
Interest rate derivatives	Current Liabilities	$112
Derivatives designated as non-hedging instruments

	Liability Derivatives
April 30, 2010	Balance Sheet Location	Fair Values
Derivatives designated as hedging instruments
Interest rate derivatives	Current Liabilities	$72

	Liability Derivatives
July 31, 2010	Balance Sheet Location	Fair Values
Derivatives designated as hedging instruments
Interest rate derivatives	Current Liabilities	$40

NOTE 21 – Accrued Expenses

Accrued expenses consist of the following:

	July 31, 2010	July 31, 2009
Net smelter return	$388	$212
Mining contract	497	30
Income tax payable	1,900	507
Utilities	126	128
Interest	11	21
Legal and professional	70	125
Salaries, wages and related benefits	662	533
Severance	1,279	-
Other liabilities	107	77
	$5,040	$1,633

NOTE 22 - Income Taxes

The Company’s income tax expense consisted of:

	July 31, 2010	July 31, 2009	July 31, 2008
Current:
United States	$-	$-	$-
Foreign	(8,062)	(3,909)	(2,111)
	(8,062)	(3,909)	(2,111)
Deferred:
United States	-	-	-
Foreign	(3,963)	(1,633)	(1,396)
	(3,963)	(1,633)	(1,396)
Total	$(12,025)	$(5,542)	$(3,507)

The Company’s income (loss) from operations before income tax consisted of:

	July 31, 2010	July 31, 2009	July 31, 2008

United States	$(9,817)	$(6,631)	$(6,556)
Foreign	33,836	22,580	16,427
Total	$24,019	$15,949	$9,871

The Company’s income tax expense differed from the amounts computed by applying the United States statutory corporate income tax rate for the following reasons:

	(in thousands)
	July 31, 2010	July 31, 2009	July 31, 2008

Income before income tax	$24,019	$15,949	$9,871
US statutory corporate income tax rate	34%	34%	34%
Income tax expense computed at US statutory corporate income tax rate	(8,166)	(5,423)	(3,356)
Reconciling items:
Change in valuation allowance on deferred tax assets	(2,843)	(1,474)	(1,137)
Royalty payments non-deductible	(844)	-	-
Prior year true-ups	(722)	-	-
Other	(521)	-	-
Difference in foreign tax	1,071	1,355	986
Income tax expense	$(12,025)	$(5,542)	$(3,507)

Components of the Company’s deferred income tax assets (liabilities) are as follows:

	July 31, 2010	July 31, 2009	July 31, 2008
Net deferred income tax assets (liabilities), non-current:
Remediation and reclamation costs	$-	$(44)	$(29)
Net operating losses	15,592	12,004	9,334
Depreciation and amortization	(971)	76	602
	$14,621	$12,036	$9,907
Valuation allowances	(15,592)	(12,004)	(9,334)
	$(971)	$32	$573

Net deferred income tax liabilities, current:
Inventory valuation	$(7,679)	$(3,846)	$(1,925)
Accounts receivable	-	(567)	(413)
Other	217	180	275
	$(7,462)	$(4,233)	$(2,063)

The Company has not provided for U.S. Federal and foreign withholding taxes on $44,607 of foreign subsidiary undistributed earnings as of July 31, 2010. Such earnings are intended to be reinvested indefinitely.

On October 1, 2007, the Mexican Government enacted legislation which introduces certain tax reforms as well as a new minimum flat tax system, which was effective for tax year 2008.  This new flat tax system integrates with the regular income tax system and is based on cash-basis net income that includes only certain receipts and expenditures.  The flat tax is set at 17.5% of cash-basis net income for tax year 2010, which increased from 17% for tax year 2009.  If the flat tax is positive, it is reduced by the regular income tax and any excess is paid as a supplement to the regular income tax.  For the tax year 2010, the Mexican Government introduced a reform where if the flat tax is negative, companies will not be permitted to reduce the income tax, as it may only serve to reduce the regular flat tax payable in that year or can be carried forward for a period of up to ten years to reduce any future flat tax.

On January 1, 2010, the Mexican government enacted legislation, which increases the regular income tax rate from 28% to 30%.  The regular income tax rate will decrease to 29% in 2013 and then back to 28% in 2014, according to legislation.

Companies are required to prepay income taxes on a monthly basis based on the greater of the flat tax or regular income tax as calculated for each monthly period.  There is the possibility of implementation amendments by the Mexican Government and the estimated future income tax liability recorded at the balance sheet date may change.

Deferred income tax assets and liabilities are determined based on differences between the financial statement reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws in effect when the differences are expected to reverse. The measurement of deferred income tax assets is reduced, if necessary, by a valuation allowance for any tax benefits, which are, on a more likely than not basis, not expected to be realized; in accordance with ASC guidance for income taxes. Net deferred tax benefits related to the U.S. operations have been fully reserved at July 31, 2010 and 2009. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted.

For income tax purposes in the United States, the Company had available net operating loss carryforwards ("NOL") as of July 31, 2010, 2009 and 2008 of $35,833, $27,912 and $22,179, respectively to reduce future federal taxable income. If any of the NOL's are not utilized, they will expire at various dates through 2028. There may be certain limitations as to the future annual use of the NOLs due to certain changes in the Company's ownership.

NOTE 23 - Commitments and Contingencies

Lease Commitments

The Company occupies office space in New York City under a non-cancelable escalating operating lease that commenced on September 1, 2007 and terminates on August 31, 2012. In addition to base rent, the lease calls for payment of utilities and other occupancy costs.  The Company also occupies office space in Caborca, Sonora, Mexico that commenced on March 2, 2009 and terminates on March 1, 2013.  The Company occupies space in Hermosillo, Sonora, Mexico that commenced on March 1, 2010 and terminates on February 28, 2011.

The Company leased 12 mining concessions totaling 1,790 hectares located northwest of Saric, Sonora, Mexico.  These concessions are about a sixty mile drive northeast of the El Chanate project.  The lease agreement, which allows us to explore the property,  required an initial payment of $45 upon execution of the lease.  In addition, we are required to make ten payments of $25 every four months beginning six months after execution of the lease agreement. The agreement also contains an option for us to acquire the mining concessions for a cash payment of $1,500 at the end of the term or December 2010.  If we elect not to exercise this option, we would have the ability to mine the concessions but pay a 1% net smelter return capped at $3,000.  Prior payments made under this lease agreement would be deductible from the $3,000 cap.

Approximate future minimum payments under these operating leases are as follows (in thousands):

Fiscal Years Ending July 31,

	2011	261
	2012	231
	2013	30
		$522

Rent expense was approximately $184, $155 and $107 for the years ended July 31, 2010, 2009 and 2008, respectively.

Land Easement

On May 25, 2005, MSR entered into an agreement for an irrevocable access easement and an irrevocable fluids (electricity, gas, water and others) easement to land located at Altar, Sonora, Mexico. The term of the agreement is five years, extendable for 1-year additional terms, upon MSR’s request. The agreement would be suspended only by force majeure; and extendable for the duration of the suspension.  In consideration for these easements, $18 was paid upon the signing of the agreement and yearly advance payments equal to two annualized general minimum wages (365 X 2 general minimum wages) in force in Altar, Sonora, Mexico, are required. These yearly payments are to be made on September 1 of each year, using the minimum wage in effect on that day for the calculation of the amount payable. These payments are to be made for as long as the construction and production mining works and activities of MSR are being carried out, and are to cease as soon as such works and activities are permanently stopped.

El Charro

In May 2005, the Company acquired rights to the El Charro concession for approximately $20 and a royalty of 1.5% of net smelter return.  The Company acquired the El Charro concession because it contains a known gold occurrence and is surrounded entirely by the Company’s other concessions.

NOTE 24 – Unaudited Supplementary Data

The following is a summary of selected fiscal quarterly financial information (unaudited and in thousands except per share data and price):

	2010
	Three Months Ended
	October 31	January 31	April 30	July 31
Revenues	$11,727	$13,228	$17,525	$18,164
Costs applicable to sales	$4,110	$4,625	$6,601	$6,680
Net income applicable to common shares	$2,939	$2,944	$2,779	$3,332
Net income per common share, basic	$0.06	$0.06	$0.06	$0.07
Net income per common share, diluted	$0.06	$0.06	$0.06	$0.07
Basic weighted-average shares outstanding	48,482	48,494	48,487	48,577
Diluted weighted-average shares outstanding	49,997	49,977	50,265	49,913
Closing price of common stock	$3.08	$2.94	$3.66	$3.73

	2009
	Three Months Ended
	October 31	January 31	April 30	July 31
Revenues	$9,175	$11,369	$12,395	$9,818
Costs applicable to sales	$3,042	$3,655	$3,698	$3,488
Net income applicable to common shares	$1,936	$3,196	$2,554	$2,721
Net income per common share, basic	$0.04	$0.06	$0.05	$0.06
Net income per common share, diluted	$0.04	$0.06	$0.05	$0.05
Basic weighted-average shares outstanding	48,211	48,299	48,341	48,394
Diluted weighted-average shares outstanding	49,586	49,,677	50,207	50,204
Closing price of common stock	$1.16	$2.52	$2.16	$2.44

NOTE 25 – SEGMENTED INFORMATION

Information is reported on a geographic basis, and therefore the Company’s operating segments are represented by operations in the U.S. and Mexico.  Revenue is derived from the sale of gold.

The following are the operating results by segment:

	Mexico	U.S.	July 31, 2010
Revenues from mining operations (El Chanate Mine)	$60,645	$-	$60,645
Property & Equipment – Net	$21,349	$41	$21,390

NOTE 26 – Business Combination

On February 10, 2010, Capital Gold Corporation (the “Company”) entered into a business combination agreement (the “Business Combination Agreement”) with Nayarit Gold Inc., (“Nayarit”), a corporation organized under the Ontario Business Corporation Act (“OBCA”).  Pursuant to the terms of the Business Combination Agreement, the Company and Nayarit intend to effect an amalgamation (the “Amalgamation”) of Nayarit and a corporation, to be organized under the OBCA as a wholly-owned subsidiary of the Company (“Merger Sub”), to form a combined entity (“AmalgSub” or “Surviving Company”), with AmalgSub continuing as the surviving entity following the Amalgamation.  By virtue of the Amalgamation, the separate existence of each of Nayarit and Merger Sub shall thereupon cease, and AmalgSub, as the surviving company in the Amalgamation, shall continue its corporate existence under the OBCA as a wholly-owned subsidiary of the Company. Pursuant to the terms of the Business Combination Agreement, by virtue of the Amalgamation and without any action on the part of Nayarit or the holders of any securities of Nayarit, all of the Nayarit shares of common stock (the “Nayarit Common Shares”) issued and outstanding immediately prior to the consummation of the Business Combination Agreement (other than Nayarit Common Shares held by dissenting stockholders of Nayarit) shall become exchangeable into the Company’s common stock on the basis of 0.134048 shares of Company common stock for each one (1) Nayarit Common Share (the “Amalgamation Consideration”).  The Business Combination was consummated on August 2, 2010 (See Note 27).

NOTE 27 – Subsequent Events

On August 4, 2010, Mr. Leonard Sojka resigned as a member of the Board of Directors of the Company.   Mr. Sojka did not resign from the Company’s Board of Directors as a result of any disagreements with the Company on any matter relating to the Company’s operations, policies or practices.

On August 27, 2010, the Board of Directors of the Company appointed Mr. Gary Huber to the Board. Mr. Huber was also appointed as a member of the Audit Committee, the Compensation Committee, the Nominating and the Corporate Governance Committee of the Board.

In August 2010, the Company committed to the purchase of agglomeration equipment for the El Chanate Mine.  The total cost of this equipment is approximately $2,000.  We paid $533 as a deposit toward the acquisition of this equipment.

In connection with the consummation of the Business Combination, the Company entered into a separate employment agreement with Colin Sutherland, the former CEO and President of Nayarit, to become the President of the Company. The agreement has an initial one year term, which automatically renews unless either party gives 60 days written notice prior to the expiration of the term. Either party may terminate the employment relationship at any time, subject to possible severance payments as set forth below.  Pursuant to the agreement, Mr. Sutherland is entitled to receive an annual base salary of $226. The agreement also provides for the award of an annual discretionary bonus. Also, at the recommendation of the Compensation Committee of the Board of Directors, the Company’s Board of Directors approved the issuance of 25,000 options to Mr. Sutherland under our 2006 Equity Incentive Plan. The stock options have a term of five years and vest as follows: 50% vested upon issuance and the balance vests 25% annually thereafter. The exercise price of the stock options is $3.73 per share

Pursuant to the employment agreement, the Company will be obligated to make severance payments to Mr. Sutherland if the employment relationship is terminated by the Company without Cause (as defined in the Employment Agreement) or by the employee for a material breach by the Company of any of the terms of the Employment Agreement.  The Employment Agreement provides for the payment of severance to Mr. Sutherland in the following amounts: (a) a lump sum equal to one year of base salary if the Company terminates without cause or employee terminates for material breach by the Company, provided at least one year has elapsed since the date of employee’s original employment; (b) a lump sum equal to eighteen months of base salary if the Company terminates without cause, provided at least five years has elapsed since the date of employee’s original employment; (c) a lump sum equal to three months of base salary in the event the Company does not renew the Employment Agreement pursuant to notice prior to the expiration of the term.

ACQUISITION OF NAYARIT GOLD, INC.

Capital Gold Corporation (“Capital Gold”) is a party to that certain Business Combination Agreement (the “Agreement”), dated as of February 10, 2010, as amended by Amendment No. 1 to the Agreement, dated as of April 29, 2010 and the Extension Agreement dated as of July 6, 2010, by and among Capital Gold, Nayarit Gold Inc. (“Nayarit”), John Brownlie, Colin Sutherland and Brad Langille.  The Business Combination was consummated on August 2, 2010. As a result of the Business Combination, Nayarit became a wholly-owned subsidiary of the Company.  In connection with the Business Combination, each outstanding share of Nayarit common stock was converted into 0.134048 shares of Capital Gold common stock, with cash paid in lieu of any fractional share.   Capital Gold issued 12,454,354 shares of its common stock in the Business Combination to Nayarit's current stockholders and has reserved for issuance an additional 1,621,981 and 903,483 shares of Capital Gold common stock upon the exercise of former Nayarit warrants and options, respectively.  Based on the number of outstanding shares of Nayarit common stock and Capital Gold common stock, after the consummation of the Business Combination, the stockholders of Nayarit own approximately 20.4% of Capital Gold on a non-diluted basis.

Based on the closing price of the Company’s common stock on August 2, 2010, the consideration received by Nayarit shareholders had a value of approximately $47.6 million as detailed below.

	Conversion Calculation	Estimated Fair Value	Form of Consideration
	(In thousands, except per share amounts)

Number of Nayarit shares outstanding as of the Amalgamation date	92,910

Exchange ratio(1)	0.134048

Number of shares issued to Nayarit shareholders	12,454

Value of Capital Gold common shares issued(1)	$3.71	$46,206	Capital Gold Common stock

Value of Nayarit’s options and warrants to be exchanged for Capital Gold options and warrants (2)		1,393	Capital Gold Options and Warrants

Total consideration transferred		$47,599

(1) In accordance with ASC 805, the fair value of equity securities issued as part of the consideration transferred was the closing market price of Capital Gold’s common stock on the effective date of the Amalgamation. The pro forma shares issued was 12,454,354 common shares, which is calculated by multiplying 0.134048 by 92,909,659, being the number of shares of Nayarit common stock outstanding on August 2, 2010.  Nayarit shareholders own approximately 20.4% of the issued and outstanding shares of Capital Gold common stock.

(2) Represents the fair value to acquire 1,621,981 and 903,483 shares of Capital Gold common stock upon the exercise of former Nayarit warrants and options, respectively. The fair value of the warrants and options were estimated using the Black-Scholes valuation model utilizing the assumptions noted below.

Stock price	$3.71
Post conversion strike price	$3.28 - $9.92
Average expected volatility	70%
Dividend yield	None
Average risk-free interest rate	0.29%
Average contractual term	.79 years
Black-Scholes average value per warrant and option	$0.57

The expected volatility of Capital Gold’s stock price is based on the average historical volatility which is based on daily observations and duration consistent with the expected life assumption and implied volatility.  The average contractual term of the warrants and options is based on the remaining contractual exercise term of each warrant and option.  The risk free interest rate is based on U.S. treasury securities with maturities equal to the expected life of the warrants and options.

The transaction has been accounted for using the acquisition method of accounting which requires, among other things, the assets acquired and liabilities assumed to be recognized at their fair values as of the acquisition date. The following table summarizes the estimated fair values of major assets acquired and liabilities assumed on August 2, 2010:

Fair Value (in thousands)
Cash and cash equivalents	$50
Short-term investments	2
Prepaid expenses and sundry receivables	1,238
Property, plant and equipment	196
Mineral interests – indicated and inferred	43,822
Exploration interests	3,627
Accounts payable and liabilities assumed	(1,336)
Net assets acquired	$47,599

A single estimate of fair value results from a complex series of judgments about future events and uncertainties and relies heavily on estimates and assumptions. The Company’s judgments used to determine the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact the Company’s results from operations. The Company’s management allocated the acquisition cost to the assets acquired and liabilities assumed based on the estimated fair value of Nayarit’s tangible and identifiable assets and liabilities.  The amount allocated to the mineral and exploration interests was based on a valuation report prepared by a third party appraisal firm.  The allocation is not considered final as of the date of this report as management is still reviewing certain of the underlying assumptions and calculations used in the allocation to the assets and liabilities of Nayarit that were acquired.  However, the Company believes the final purchase price allocation will not be materially different than presented herein.

During the twelve months ended July 31, 2010, the Company incurred transaction costs consisting primarily of legal, professional, investment advisory and accounting fees of $2.4 million.  These costs are included in general and administrative expenses on the consolidated statement of operations.

Pro forma Information

The following unaudited pro forma results of operations of the Company for the fiscal years ended July 31, 2010 and 2009 assume that the acquisition of the operating assets of the significant business acquired during 2010 and 2009 had occurred on August 1 of the respective year in which the business was acquired and for the comparable period only. These unaudited pro forma results are not necessarily indicative of either the actual results of operations that would have been achieved had the companies been combined during these periods, or are they necessarily indicative of future results of operations.

(in thousands)
	Year Ended July 31, 2010	Year Ended July 31, 2009
Revenues	$60,645	$42,757
Net income	$10,905	$2,270
Income per common share:
Basic – net income	$0.18	$0.04
Diluted – net income	$0.18	$0.03

2010 Pro forma Results – Twelve Months Ended July 31, 2010

The 2010 pro forma results were calculated by combining the results of Capital Gold with the stand-alone historical results of Nayarit Gold for the twelve months ended June 30, 2010. The elimination of $2.4 million in transaction related costs were made which would have been incurred during the twelve months ended July 31, 2010 had the acquisition commenced on August 1, 2009.

NAYARIT COMMITMENTS

Nayarit through its wholly-owned subsidiary, Nayarit Gold de Mexico, S.A. de C.V. (“Nayarit Mexico”), has the exclusive right to explore and, as the case may be, exploit the “La Estrella” (title 196009) mining concession.  For the exploration rights of La Estrella, Nayarit Mexico has paid as of October 1, 2010 the amount of $550 plus applicable Value Added Tax, and shall pay the following amounts in the dates indicated below, after which payment, Nayarit Mexico will acquire 100% interest to La Estrella concession:

(i)	$100 plus applicable Value Added Tax, in December 8, 2010;

(ii)	$100 plus applicable Value Added Tax, in June 8, 2011;

(iii)	$175 plus applicable Value Added Tax, in December 8; 2011

(iv)	$175 plus applicable Value Added Tax, in June 8, 2012; and

(v)	$350 plus applicable Value Added Tax, in December 8, 2012.

Nayarit Mexico has the unlimited right to explore the following mining concessions (“Huajicari Concessions”), in accordance with the terms of and Exploration and Assignment Option Agreement of Mining Concessions (the “Option Agreement”) dated May 8, 2008, which was entered into by and between Compañía Minera Huajicari, S.A. de C.V. (“Huajicari”) and Nayarit Mexico and amendment thereto, dated December 10, 2009:

CLAIM	TITLE NUMBER
“San Juan Fracc. I”	205392
“San Juan Fracc. II”	205393
“San Francisco Tres”	203136
“San Juan I”	221365
“Isis”	214395
“San Miguel”	224392

For the exploration rights of the Huajicari Concessions as described above, Nayarit Mexico has paid through October 1, 2010 the amount of $2,250, and shall pay $250 by October 31, 2010, after which payment, Nayarit Mexico will acquire 100% interest to Huajicari Concessions.

DEFINITIVE AGREEMENT – GAMMON GOLD, INC.

On October 1, 2010, the Company and Gammon Gold Inc. (“Gammon Gold”) have entered into a definitive merger agreement pursuant to which Gammon Gold will offer to acquire all of the issued and outstanding common shares of Capital Gold in a cash and share transaction (the “Acquisition”). The total consideration for the purchase of 100% of the fully diluted in-the-money shares of Capital Gold is approximately US $288 million or US $4.57 per Capital Gold share based on Gammon Gold’s closing price on September 24, 2010 on the NYSE. The Acquisition has the unanimous support of both companies’ Boards of Directors and Officers.  Under the terms of the Acquisition, each common share of Capital Gold will be exchanged for 0.5209 common shares of Gammon Gold and a cash payment in the amount of US$0.79 per share. Based on the September 24, 2010 closing price of Capital Gold’s shares on the NYSE EURONEXT, the acquisition price represents a 20% premium to the close on September 24th and a 30% premium to the 20-day volume weighted average price on the NYSE EURONEXT ending on that date.  This transaction is subject to approval by shareholders of Capital Gold and no assurance can be given to a successful consummation of this transaction.

LEGAL PROCEEDINGS

On October 4, 2010, Walter Earl Jenkins and Jonathan Schroeder, each represented by the same law firm, filed identical lawsuits against Capital Gold, its directors and Gammon Gold in New York Supreme Court claiming, among other things, that the directors of Capital Gold breached their fiduciary duties to Capital Gold in connection with the approval of the merger agreement between Capital Gold and Gammon Gold. The plaintiffs purport to represent a class of all stockholders of Capital Gold stock other than stockholders who are affiliates of Capital Gold. The plaintiffs have asked the Court to enjoin Capital Gold from consummating its merger with Gammon Gold.

On October 7, 2010, Mel Leone filed a lawsuit against Capital Gold, its directors and Gammon Gold in New York Supreme Court.

On October 8, 2010, W. Jeffrey Kramer filed a lawsuit against Capital Gold, its directors, its Chief Financial Officer and Gammon Gold in New York Supreme Court.

On October 8, 2010, Helmut Boehm filed a lawsuit against Capital Gold, its directors, Gammon Gold and Capital Gold AcquireCo, Inc., a wholly-owned subsidiary of Gammon Gold, in the Court of Chancery in the state of Delaware.

Each of the above-referenced complaints state claims and seek relief substantially identical to the claims made and relief sought in the Jenkins and Schroeder lawsuits. Capital Gold believes all plaintiffs’ allegations are without merit and intends to vigorously defend itself against such allegations.

NOTE 28 - Reconciliation of United States Generally Accepted Accounting Principles to Canadian Generally Accepted Accounting Principles

Capital Gold prepared its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America ("US GAAP"), which differ in certain respects from those principles that would have been followed had the consolidated financial statements been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). Set out below are the material adjustments to the consolidated financial statements for the year ending July 31, 2010, in order to conform to Canadian GAAP.

The following table reconciles the balance sheet amounts as at July 31, 2010, as reported under US GAAP, with those amounts that would have been reported under Canadian GAAP:

		As at July 31, 2010
			Canadian
			GAAP	Canadian
	NOTES	US GAAP	Adjustments	GAAP
ASSETS
Current Assets:
Cash and Cash Equivalents		$12,125		$12,125
Accounts Receivable				-
Stockpiles and Ore on Leach Pads		32,896		32,896
Material and Supply Inventories		1.953		1,953
Marketable Securities		30		30
Prepaid Expenses		431		431
Other Current Assets		1,471		1,471
Total Current Assets		48.906		48,906

Mining Concessions		52		52
Property & Equipment - net		21,390		21,390
Intangible Assets - net		730		730

Other Assets:
Deferred Financing Costs	(a.)	1,351	(1,351)	-
Deferred Tax Asset		-		-
Security Deposits		66		66
Total Other Assets		1,417	(1,351)	66
Total Assets		$72,495	$(1,351)	$71,144

LIABILITIES AND STOCKHOLDERS - EQUITY
Current Liabilities:
Accounts Payable		$907		$907
Accrued Expenses		5,040		5,040
Derivative Contracts		40		40
Deferred Tax Liability		7,462		7,462
Current Portion of Long-term Debt	(a)	3,600	(1,044)	2,556
Total Current Liabilities		17,049	(1,044)	16,005

Reclamation and Remediation Liabilities		2,373	-	2.373,
Other Liabilities		373	-	373.
Non-Current Deferred Tax L ability		971	-	971
Long-Term Debt	(a)	800	(307)	493
Total Long-term Liabilities		4,517	(307)	4,210

Commitments and Contingencies

Stockholders ' Equity:
Common Stock, Par Value 8.0001 Per Share:
Authorized 75,000,000 shares: Issued and
Outstanding 48,768,665 shares		5		5
Additional Paid-In Capital		65.391		65,391
Accumulated Deficit		(10,095)		(10,095)
Deferred Compensation		(80)		(80)
Accumulated Other Comprehensive Income		(4,292)		(4,292)
Total Stockholders' Equity		50,929		50,929
Total Liabilities and Stockholders' Equity		$72,495	$(1,351)	$71,144

The following table reconciles net income for the year ended July 31, 2010, as reported under US GAAP, with the net income that would have been reported under Canadian GAAP:

Year Ended
July 31, 2010
Net Income — US GAAP	$11,994
Canadian GAAP Adjustments	-
Net Income — Canadian GAAP	$11,994

Notes to the Reconciliation to Canadian GAAP:

(a)     Deferred debt issuance costs

Under US GAAP, in accordance with APB 21 — Interest on Receivables and Payables, the Company presented its deferred financing costs separately as an asset on the balance sheet. Under Canadian GAAP, the Company was required to net its deferred financing costs against the related long-term debt. The impact of this presentation adjustment was a reduction in total assets and total liabilities of $1,351.

SCHEDULE D

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 10-Q

☒  QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended January 31, 2011

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from               to

Commission File Number:  0-13078

CAPITAL GOLD CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	13-3180530
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

76 Beaver Street, 14th floor, New York, NY 10005
(Address of principal executive offices)

Registrant’s telephone number, including area code:               (212) 344-2785

(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes           ☒                      No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐           No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer	☐	Accelerated filer ☒

Non-accelerated filer	☐	Smaller reporting company ☐
(do not check if smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Indicate the number of shares outstanding of each of the issuer's classes of common equity as of the latest practicable date.

Class	Outstanding at March 3, 2011

Common Stock, par value $.0001 per share	61,427,278

PART I.  FINANCIAL INFORMATION

Item 1.  Financial Statements

The accompanying financial statements are unaudited for the interim periods, but include all adjustments (consisting only of normal recurring adjustments), which we consider necessary for the fair presentation of results for the three and six months ended January 31, 2011.

Moreover, these financial statements do not purport to contain complete disclosure in conformity with U.S. generally accepted accounting principles and should be read in conjunction with our audited financial statements as of, and for the fiscal year ended July 31, 2010.

The results reflected for the three and six months ended January 31, 2011 are not necessarily indicative of the results for the entire fiscal year ending July 31, 2011.

CAPITAL GOLD CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEET
(in thousands, except for share and per share amounts)

	January 31, 2011 (unaudited)	July 31, 2010
ASSETS
Current Assets:
Cash and Cash Equivalents	$8,863	$12,125
Ore on Leach Pads (Note 6)	40,547	32,896
Material and Supply Inventories (Note 5)	2,807	1,953
Marketable Securities (Note 4)	181	30
Prepaid Expenses	375	431
Other Current Assets (Note 7)	2,844	1,471
Total Current Assets	55,617	48,906

Mining Concessions (Note 11)	18,005	52
Property & Equipment – net (Note 8)	72,376	21,390
Goodwill (Note 9)	3,520	-
Intangible Assets – net (Note 10)	725	730

Other Assets:
Deferred Financing Costs	816	1,351
Security Deposits	77	66
Other Assets	2	-
Total Other Assets	895	1,417
Total Assets	$151,138	$72,495
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts Payable	$1,224	$907
Accrued Expenses (Note 18)	7,204	5,040
Derivative Contracts (Note 17)	-	40
Deferred Tax Liability (Note 19)	7,754	7,462
Current Portion of Long-term Debt (Note 16)	2,600	3,600
Total Current Liabilities	18,782	17,049

Reclamation and Remediation Liabilities (Note 12)	2,769	2,373
Other Liabilities	263	373
Non-Current Deferred Tax Liability (Note 19)	18,074	971
Long-Term Debt (Note 16)	-	800
Total Long-term Liabilities	21,106	4,517

Commitments and Contingencies	-	-

Stockholders’ Equity:
Common Stock, Par Value $.0001 Per Share;
Authorized 75,000,000 shares; Issued and
Outstanding 61,338,136 and 48,768,665 shares, respectively	6	5
Additional Paid-In Capital	113,627	65,391
Accumulated Deficit	(1,853)	(10,095)
Deferred Compensation	-	(80)
Accumulated Other Comprehensive Income (Note 13)	(530)	(4,292)
Total Stockholders’ Equity	111,250	50,929
Total Liabilities and Stockholders’ Equity	$151,138	$72,495

The accompanying notes are an integral part of the financial statements.

CAPITAL GOLD CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)
(in thousands, except for share and per share amounts)

	For The Three Months Ended
	January 31,
	2011	2010
Revenues
Sales – Gold, net	$20,038	$13,228
Costs and Expenses:
Costs Applicable to Sales	7,676	4,625
Depreciation and Amortization	1,030	624
General and Administrative	1,430	2,031
Exploration	826	349
Total Costs and Expenses	10,962	7,629
Income from Operations	9,076	5,599

Other Income (Expense):
Interest Income	3	4
Interest Expense	(273)	(344)
Other Income (Expense)	10	(37)
Total Other Expense	(260)	(377)

Income before Income Taxes	8,816	5,222

Income Tax Expense	(3,526)	(2,278)

Net Income	$5,290	$2,944

Income Per Common Share
Basic	$0.09	$0.06
Diluted	$0.09	$0.06

Basic Weighted Average Common Shares Outstanding	61,330,448	48,494,297
Diluted Weighted Average Common Shares Outstanding	61,643,859	49,976,904

The accompanying notes are an integral part of the financial statements.

CAPITAL GOLD CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)
(in thousands, except for share and per share amounts)

	For The Six Months Ended
	January 31,
	2011	2010
Revenues
Sales – Gold, net	$38,989	$24,955
Costs and Expenses:
Costs Applicable to Sales	14,886	8,735
Depreciation and Amortization	1,990	1,224
General and Administrative	4,964	3,660
Exploration	1,449	681
Total Costs and Expenses	23,289	14,300
Income from Operations	15,700	10,655

Other Income (Expense):
Interest Income	6	8
Interest Expense	(575)	(720)
Other Income (Expense)	11	(62)
Total Other Expense	(558)	(774)

Income before Income Taxes	15,142	9,881

Income Tax Expense	(6,900)	(3,997)

Net Income	$8,242	$5,884

Income Per Common Share
Basic	$0.13	$0.12
Diluted	$0.13	$0.12

Basic Weighted Average Common Shares Outstanding	61,150,592	48,505,818
Diluted Weighted Average Common Shares Outstanding	61,403,902	49,861,776

The accompanying notes are an integral part of the financial statements.

CAPITAL GOLD CORPORATION
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
(in thousands, except for share and per share amounts)

					Accumulated
			Additional		Other		Total
	Common Stock		paid-in-	Accumulated	Comprehensive	Deferred	Stockholders’
	Shares	Amount	Capital	Deficit	Income/(Loss)	Compensation	Equity

Balance at July 31, 2010	48,768,665	$5	$65,391	$(10,095)	$(4,292)	$(80)	$50,929
Nayarit Acquisition	12,453,363	1	47,598	-	-	-	47,599
Equity based compensation, net of forfeitures	(20,833)	-	181	-	-	80	261
Common stock issued upon the exercising of options and warrants	136,108	-	457	-	-	-	457
Net income for the six months ended January 31, 2011	-	-	-	8,242	-	-	8,242
Change in fair value on interest rate swaps	-	-	-	-	(23)	-	(23)
Unrealized gain on marketable securities	-	-	-	-	149	-	149
Equity adjustment from foreign currency translation	-	-	-	-	3,636	-	3,636
Total comprehensive income	-	-	-	-	-	-	12,004
Balance at January 31, 2011	61,337,303	$6	$113,627	$(1,853)	$(530)	$-	$111,250

The accompanying notes are an integral part of the financial statements.

CAPITAL GOLD CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)
(in thousands, except for share and per share amounts)

	For The
	Six Months Ended
	January 31,
	2011	2010
Cash Flow From Operating Activities:
Net Income	$8,242	$5,884
Adjustments to Reconcile Net Income to
Net Cash Provided by Operating Activities:
Depreciation and Amortization	1,990	1,224
Amortization of Deferred Financing Costs	499	485
Accretion of Reclamation and Remediation	88	76
Gain on sale of property and equipment	(2)	-
Equity Based Compensation	261	848
Changes in Operating Assets and Liabilities, excluding business combination
Increase in Accounts Receivable	-	(390)
Decrease (increase) in Prepaid Expenses	73	(103)
Increase in Inventory	(6,366)	(6,175)
Increase in Other Current Assets	(406)	(8)
Increase in Other Deposits	-	(103)
Increase (decrease) in Accounts Payable	(712)	439
Increase (decrease) in Other Liability	(119)	1
Increase in Reclamation and Remediation	209	184
Increase in Deferred Tax Liability	-	46
Increase in Accrued Expenses	2,042	2,802
Net Cash Provided By Operating Activities	5,799	5,210

Cash Flow From Investing Activities:
Purchase of Mining, Milling and Other Property and
Equipment	(7,708)	(4,031)
Proceeds from sale of Mining, Milling and Other Property and
Equipment	7	-
Purchase of Intangibles	-	(391)
Investment in Privately Held Company	-	(500)
Cash Acquired in Nayarit Business Combination	50	-
Net Cash Used in Investing Activities	(7,651)	(4,922)

The accompanying notes are an integral part of the financial statements.

CAPITAL GOLD CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS – CONTINUED
(UNAUDITED)
(in thousands, except for share and per share amounts)

	For The
	Six Months Ended
	January 31,
	2011	2010

Cash Flow From Financing Activities:
Repayments from Affiliate, net	5	4
Payment of Deferred Finance Costs	-	(150)
Repayments on Notes Payable	(1,800)	(1,800)
Proceeds From Issuance of Common Stock	358	53
Net Cash Used in Financing Activities	(1,437)	(1,893)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	27	100
Decrease In Cash and Cash Equivalents	(3,262)	(1,505)
Cash and Cash Equivalents - Beginning	12,125	6,448
Cash and Cash Equivalents – Ending	$8,863	4,943

Supplemental Cash Flow Information:
Cash Paid For Interest	$81	$242
Cash Paid For Income Taxes	$4,281	$2,156
Non-Cash Financing Activities:
Change in Fair Value of Interest Rate Swaps	$40	$81
Non-Cash Investing Activities:
Fair Value of Common Stock Issued Upon
Acquisition of Nayarit Gold, Inc.	$47,599	-

The accompanying notes are an integral part of the financial statements.

CAPITAL GOLD CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
(in thousands, except for per share and ounce amounts)

NOTE 1 - Basis of Presentation

Capital Gold Corporation ("Capital Gold", "the Company", "we" or "us") was incorporated in February 1982 in the State of Nevada. During March 2003, the Company's stockholders approved an amendment to the Articles of Incorporation to change its name from Leadville Mining and Milling Corp. to Capital Gold Corporation. In November 2005, the Company reincorporated in Delaware.  Capital Gold Corporation is engaged in the mining, exploration and development of gold properties in Mexico.  Our primary focus is on the operation and development of the El Chanate project, as well as the development of our Orion Project in the State of Nayarit Mexico.  All of the Company's mining activities are being performed in Mexico.

On February 10, 2010, Capital Gold Corporation entered into a business combination agreement (the “Nayarit Business Combination Agreement”), as amended and extended, with Nayarit, a corporation organized under the Ontario Business Corporation Act (“OBCA”) pursuant to which, on August 2, 2010, Nayarit became a wholly-owned subsidiary of Capital Gold (the “Nayarit Business Combination”). The Company effected the amalgamation (the “Amalgamation”) of Nayarit and a corporation, organized under the OBCA as a wholly-owned subsidiary of the Company (“Merger Sub”), to form a combined entity (“AmalgSub” or “Surviving Company”), with AmalgSub continuing as the surviving entity following the Amalgamation.  By virtue of the Amalgamation, the separate existence of each of Nayarit and Merger Sub cease, and AmalgSub, as the surviving company in the Amalgamation, continue its corporate existence under the OBCA as a wholly-owned subsidiary of the Company. Pursuant to the terms of the Nayarit Business Combination Agreement, all of the Nayarit shares of common stock (the “Nayarit Common Shares”) issued and outstanding immediately prior to the consummation of the Nayarit Business Combination Agreement (other than Nayarit Common Shares held by dissenting stockholders of Nayarit) were exchanged into the Company’s common stock on the basis of 0.134048 shares of Company common stock for each one (1) Nayarit Common Share.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and with article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles for complete financial statements. In the opinion of the Company’s management, the accompanying condensed consolidated financial statements reflect all adjustments (which include only normal recurring adjustments) necessary to present fairly the condensed consolidated financial position and results of operations and cash flows for the periods presented. They include the accounts of Capital Gold Corporation and its wholly owned and majority owned subsidiaries, Leadville Mining and Milling Holding Corporation, Minera Santa Rita, S.A de R.L. de C.V.(“MSR”) and Oro de Altar S. de R. L. de C.V. (“Oro”), Nayarit Gold, Inc. (“NYG”) and Nayarit Gold de Mexico (“NYM”), as well as the accounts within Caborca Industrial S.A. de C.V. (“Caborca Industrial”), a Mexican corporation that is 100% owned by two of the Company’s former officers and directors for mining support services.  Ownership was relinquished upon their recent resignations, and as of January 31, 2011, the Company was in the process of transitioning ownership. These services include, but are not limited to, the payment of mining salaries and related costs. Caborca Industrial bills the Company for these services at slightly above cost.  This entity is considered a variable interest entity under accounting rules provided under ASC guidance for consolidation accounting.

All significant intercompany accounts and transactions are eliminated in consolidation.  Certain items in these financial statements have been reclassified to conform to the current period presentation. These reclassifications had no impact on the Company’s balance sheet, results of operations, stockholders’ equity or cash flows.

The notes to the consolidated financial statements contained in the Annual Report on Form 10-K for the year ended July 31, 2010 should be read in conjunction with these condensed consolidated financial statements.  Results of operations for interim periods are not necessarily indicative of the results of operations for a full year.

NOTE 2 – Summary of Significant Accounting Policies

Recently Issued Accounting Pronouncements

Fair Value Measurements

In January 2010, the ASC guidance for fair value measurements and disclosure was updated to require additional disclosures related to: i) transfers in and out of level 1 and 2 fair value measurements and ii) enhanced detail in the level 3 reconciliation. The guidance was amended to provide clarity about: i) the level of disaggregation required for assets and liabilities and ii) the disclosures required for inputs and valuation techniques used to measure fair value for both recurring and nonrecurring measurements that fall in either level 2 or level 3. The updated guidance was adopted, with the exception of the Level 3 disaggregation, which is effective for the fiscal years beginning August 1, 2011. The Company adopted this guidance on the Company’s consolidated financial position, results of operations and cash flows.

NOTE 3 - Equity Based Compensation

In connection with offers of employment to the Company’s executives as well as in consideration for agreements with certain consultants, the Company issues options and warrants to acquire its common stock. Employee and non-employee awards are made at the discretion of the Board of Directors.

Such options and warrants may be exercisable at varying exercise prices currently ranging from $1.96 to $9.64 per share of common stock. Certain of these grants are exercisable immediately upon grant while others vest. Certain grants have vested or are vesting over a period of between three to five years. Also, certain grants contain a provision whereby they become immediately exercisable upon a change of control.

The Company accounts for stock compensation under ASC guidance for compensation – stock compensation, which requires the Company to expense the cost of employees services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This expense must be recognized ratably over the requisite service period following the date of grant.

The cumulative effect of applying the forfeiture rates is not material. ASC guidance requires that excess tax benefits related to stock option exercises be reflected as financing cash inflows instead of operating cash inflows.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model. Expected volatility is based on the historical volatility of the price of the Company stock. The risk-free interest rate is based on U.S. Treasury issues with a term equal to the expected life of the option. The Company uses historical data to estimate expected dividend yield, expected life and forfeiture rates. The estimated per share weighted average grant-date fair values of stock options and warrants granted during the six months ended January 31, 2011, and 2010 were $1.93 and $2.16. The fair values of the options and warrants granted were estimated based on the following weighted average assumptions:

	Six months ended January 31,
	2011	2010
Expected volatility	58.66%-66.28%	71.25%
Risk-free interest rate	1.46%-1.76%	2.48%
Expected dividend yield	-	-
Expected life	5 years	5.0 years
Forfeiture rate	-	-

Stock option and activity for employees during the fiscal years ended July 31, 2010 and 2009, and six months ended January 31, 2011 are as follows (all tables in thousands, except for option, price and term data):

	Number of Options	Weighted average exercise price	Weighted average remaining contracted term (years)	Aggregate intrinsic value

Outstanding at July 31, 2008	887,500	$2.20	4.00	$334
Options granted1	250,000	1.96	-	-
Options exercised	(176,432)	1.48	-	-
Options expired	(86,068)	1.40	-	-
Outstanding at July 31, 2009	875,000	2.36	5.18	70
Options granted1	500,000	3.60	-	-
Options exercised	(128,638)	2.39	-	-
Options expired	(1,015,112)	2.93	-	-
Options outstanding at July 31, 2010	231,250	2.52	4.37	280
Options granted2	237,466	4.61	-	-
Options exercised	(11,394)	3.52	-	-
Options expired	-	-	-	-
Options outstanding at January 31, 2011	457,322	$3.58	3.05	$553
Options exercisable at January 31, 2011	398,572	$3.70	2.91	$434

1 Issuances under 2006 Equity Incentive Plan.
2 212,466 options added pursuant to the business combination with Nayarit that closed on August 2, 2010; 25,000 options were issued under 2006 Equity Incentive Plan.

Unvested stock option balances for employees at January 31, 2011 are as follows:

	Number of Options	Weighted average exercise price	Weighted average remaining contracted term (years)	Aggregate Intrinsic value
Unvested Options Outstanding at July 31, 2008	437,500	$2.52	4.49	$8
Options granted	250,000	1.96	-	-
Options vested	(250,000)	2.24	-	-

Unvested Options outstanding at July 31, 2009	437,500	$2.36	5.18	$35
Options granted	500,000	3.60	-	-
Options vested	(237,500)	3.23	-	-
Options expired	(607,500)	3.02	-	-

Unvested Options outstanding at July 31, 2010	92,500	$2.52	4.37	$112
Options granted	25,000	3.73	-	-
Options vested	(58,750)	2.78	-	-
Options expired	-	-	-	-
Unvested Options outstanding at January 31, 2011	58,750	$2.78	4.00	$118

Stock option and warrant activity for non-employees during the years ended July 31, 2010 and 2009, and six months ended January 31, 2011 are as follows:

	Number of options	Weighted average exercise price	Weighted average remaining contracted term (years)	Aggregate Intrinsic value
Warrants and options outstanding at July 31, 2008	503,750	$2.48	3.54	$54
Options granted1	350,000	2.00	-	-
Options exercised	(37,500)	1.56	-	-
Options expired	(37,500)	1.56	-	-
Warrants and options outstanding at July 31, 2009	778,750	$2.36	3.36	$73
Options granted1	237,500	3.63	-	-
Warrants and options exercised	(239,954)	2.83	-	-
Options expired	(388,796)	2.16	-	-
Warrants and options outstanding at July 31, 2010	387,500	$3.02	3.97	$250
Options granted2	2,644,162	4.64	-	-
Options exercised	(60,518)	3.49	-	-
Options expired	(600,272)	5.76	-	-
Warrants and options outstanding at January 31, 2011	2,370,872	$4.12	1.50	$1,577
Warrants and options exercisable at January 31, 2011	1,883,372	$4.29	.42	$945

1 Issuances under 2006 Equity Incentive Plan.
2 2,219,162 options added pursuant to the business combination with Nayarit that closed on August 2, 2010; 425,000 options were issued under 2006 Equity Incentive Plan.

Unvested stock option balances for non-employees at January 31, 2011 are as follows:

	Number of Options	Weighted Average Exercise price	Weighted average remaining contracted term (years)	Aggregate Intrinsic value
Outstanding at July 31, 2008	113,750	$2.52	4.49	$3
Options granted	318,750	1.96	-	-
Options vested	(191,875)	2.04	-	-
Outstanding at July 31, 2009	240,625	$2.16	4.88	$70
Options granted	237,500	3.63	-	-
Options vested	(154,166)	3.18	-	-
Options expired	(157,292)	2.25	-	-
Outstanding at July 31, 2010	166,667	$3.21	4.32	$77
Options granted	425,000	3.47	-	-
Options vested	(79,168)	2.74	-	-
Options expired	(25,000)	3.60	-	-
Unvested options outstanding at January 31, 2011	487,499	$3.49	4.50	$632

The impact on the Company’s results of operations of recording equity based compensation for the six months ended January 31, 2011 and 2010, for employees and non-employees was approximately $261 and $848.  The Company has not recognized any tax benefit or expense for the six months ended January 31, 2011 and 2010, related to these items due to the Company’s net operating losses and corresponding valuation allowance within the U.S. (See Note 19).

As of January 31, 2011, there was approximately $854 of unrecognized equity based compensation cost related to options granted which have not yet vested.

NOTE 4 - Marketable Securities

Marketable securities are classified as current assets and are summarized as follows:

	(in thousands)
	January 31, 2011	July 31, 2010
Marketable equity securities, at cost	$52	$50
Marketable equity securities, at fair value	$181	$30

NOTE 5 – Material and Supplies Inventories

	(in thousands)
	January 31, 2011	July 31, 2010
Materials, supplies and other	$2,807	$1,953
Total	$2,807	$1,953

NOTE 6 - Ore on Leach Pads and Inventories (“In-Process Inventory”)

	(in thousands)
	January 31, 2011	July 31, 2010
Ore on leach pads	$40,547	$32,896
Total	$40,547	$32,896

Costs that are incurred in or benefit the productive process are accumulated as ore on leach pads and inventories. Ore on leach pads and inventories are carried at the lower of average cost or market. The current portion of ore on leach pads and inventories is determined based on the estimated amounts to be processed within the next 12 months.

In-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific processing facility, but include leach in-circuit, flotation and column cells and carbon in-pulp inventories. In-process material are measured based on assays of the material fed into the process and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed into the process attributable to the source material coming from the mines and/or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities incurred to that point in the process.

NOTE 7 – Other Current Assets

Other current assets consist of the following:

	(in thousands)
	January 31, 2011	July 31, 2010
Value added tax to be refunded	$2,588	$891
Note receivable – Nayarit	-	350
MRS receivable	-	210
Loans receivable – affiliate	10	15
Deposit	238	5
Other	8	-
Total Other Current Assets	$2,844	$1,471

NOTE 8 – Property and Equipment

Property and Equipment consist of the following:

	(in thousands)
	January 31, 2011	July 31, 2010
Process equipment and facilities	$35,880	$29,038
Mining equipment	2,266	2,180
Mineral properties	45,528	152
Construction in progress	1,860	165
Computer and office equipment	552	366
Improvements	48	13
Furniture	73	43
Total	86,207	31,957
Less: accumulated depreciation	(13,831)	(10,567)
Property and equipment, net	$72,376	$21,390

Depreciation expense for the six months ended January 31, 2011 and 2010 was approximately $1,957 and $1,201, respectively.

NOTE 9 - Goodwill

On August 2, 2010 the Company acquired Nayarit Gold, Inc. (“Nayarit”) for approximately $47,599 in net consideration paid. The allocation of the fair value of the acquisition resulted in goodwill. None of the goodwill recognized is expected to be deductible for income tax purposes.  As of January 31, 2011, the balance of goodwill was $3,520 (See Note 21).

No impairment charges were recorded for the six months ended January 31, 2011.

NOTE 10 - Intangible Assets

Intangible assets consist of the following:

	(in thousands)
	January 31, 2011	July 31, 2010
Water Rights	$526	$510
Reforestation fee	293	271
Mobilization Payment to Mineral Contractor	63	70
Investment in Right of Way	9	18
Total	891	869
Accumulated Amortization	(166)	(139)
Intangible assets, net	$725	$730

Purchased intangible assets consisting of rights of way, water rights, easements, net profit interests, etc. are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the economic lives of the respective assets, generally five years or using the Units of Production (“UOP”) method. It is the Company’s policy to assess periodically the carrying amount of its purchased intangible assets to determine if there has been an impairment to their carrying value. Impairments of other intangible assets are determined in accordance with ASC guidance for goodwill and other intangibles. There was no impairment at January 31, 2011.

Amortization expense for the six months ended January 31, 2011 and 2010 was approximately $33 and $23, respectively.

NOTE 11 - Mining Concessions

Mining concessions consists of the following:

	(in thousands)
	January 31, 2011	July 31, 2010
Sonora concessions	$34	$52
Nayarit concessions	17,971	-
Total	$18,005	$52

The Sonora concessions are carried at historical cost and are being amortized using the UOP method. Amortization expense for the six months ended January 31, 2011 and 2010 was approximately $3 and $3, respectively.

On August 2, 2010 the Company acquired Nayarit Gold, Inc. (“Nayarit”) for approximately $47,599 in net consideration paid. The allocation of the fair value of the acquisition included exploration interests. As of January 31, 2011, the balance of these exploration interests was $17,971 (See Note 21).

NOTE 12 - Reclamations and Remediation Liabilities (“Asset Retirement Obligations”)

The Company includes environmental and reclamation costs on an ongoing basis, in our internal revenue and cost projections.  No assurance can be given that environmental regulations will not be changed in a manner that would adversely affect the Company’s planned operations.  As of January 31, 2011, we estimated the reclamation costs for the El Chanate site to be approximately $4,782.  Reclamation costs are allocated to expense over the life of the related assets and are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation and abandonment costs.  The Asset Retirement Obligation is based on when the spending for an existing environmental disturbance and activity to date will occur. The Company reviews, on an annual basis, unless otherwise deemed necessary, the Asset Retirement Obligation at each mine site.  The Company reviewed the estimated present value of the El Chanate mine reclamation and closure costs as of January 31, 2011.  As of January 31, 2011, approximately $2,769 was accrued for reclamation obligations relating to mineral properties in accordance with ASC guidance for asset retirement and environmental obligations.

The following is a reconciliation of the liability for long-term Asset Retirement Obligations for the six months ended January 31, 2011:

(in thousands)
Balance as of July 31, 2010	$2,373
Additions, changes in estimates and other	308
Accretion expense	88
Balance as of January 31, 2011	$2,769

NOTE 13 – Accumulated Other Comprehensive Income

Accumulated other comprehensive income (loss) consists of foreign currency translation gains and losses, unrealized gains and losses on marketable securities and fair value changes on derivative instruments and is summarized as follows:

	Foreign currency items	Unrealized gain (loss) on securities	Change in fair value on interest rate swaps	Accumulated other comprehensive income
Balance as of July 31, 2010	$(4,512)	$(20)	$240	$(4,292)
Income	3,636	149	(23)	3,762
Balance as of January 31, 2011	$(876)	$129	$217	$(530)

The Company has not recognized any income tax benefit or expense associated with other comprehensive income items for the year ended July 31, 2010 and the six months ended January 31, 2011.

NOTE 14 - Related Party Transactions

The Company utilizes a Mexican Corporation, Caborca Industrial, for mining services. Caborca Industrial was 100% owned by the Company’s former Chief Executive Officer and another former officer of the Company. Ownership was relinquished upon their recent resignations, and as of January 31, 2011, the Company was in the process of transitioning ownership. These services include but are not limited to the payment of mining salaries and related costs. Caborca Industrial bills the Company for these services at slightly above cost. Mining expenses charged by Caborca Industrial and eliminated upon consolidation amounted to approximately $3,317, and $2,578 for the six months ended January 31, 2011, and 2010, respectively.

On April 29, 2010, the Company entered into a severance agreement and general release with Mr. Brownlie, pursuant to which Mr. Brownlie’s employment agreement terminated and he resigned as President and COO effective upon the consummation of the Business combination between the Company and Nayarit Gold on August 2, 2010.  Pursuant to the Severance Agreement, Mr. Brownlie was entitled to severance payments in the aggregate amount of approximately $1,388, payable over a six month period beginning June 2010; along with an additional $375 associated with the closing of the business combination agreement with Nayarit.  As of January 31, 2011, we have paid all amounts due under this agreement.

NOTE 15 - Stockholders' Equity

Common Stock

The Company received proceeds of approximately $358 during the six months ended January 31, 2011 from the exercising of an aggregate of 101,209 options. The Company also issued 6,328 shares upon the cashless exercising of options during the six months ended January 31, 2011.

During the six months ended January 31, 2011 and 2010, the Company recorded approximately $261 and $848 in equity compensation expense, net of related forfeitures, related to the vesting of restricted stock and stock option grants, respectively.  As of January 31, 2011, all compensation costs related to restricted stock granted have been recognized in full.

As part of the severance agreement with the Company’s former President and Chief Operating Officer, the unvested portion of a previous restricted share grant of 20,833 shares was forfeited. As of January 31, 2011, the Company recorded adjustments to additional paid in capital and deferred compensation costs totaling approximately $53 related to this forfeiture.

The Company accounts for non-employee equity based awards in which goods or services are the consideration received for the equity instruments issued at their fair value.

Reverse Stock Split

On January 25, 2010, the Company announced that, to meet minimum share price requirements in connection with its NYSE EURONEXT LLC (the “Exchange”) listing, it effected a reverse stock split, with every four (4) shares of common stock of the Company issued and outstanding being converted into one (1) share of common stock. As noted above, the reverse split was originally approved by shareholders at the Annual Shareholders Meeting held on October 31, 2008 and subsequently ratified by shareholders at the recent Annual Shareholders Meeting held on January 19, 2010.    No fractional common shares were issued in connection with the reverse split. A holder of common shares, who otherwise would have been entitled to receive a fractional share as a result of the reverse split, received an amount in cash equal to the dollar amount multiplied by such fractional entitlement.

On February 1, 2010, the securities of Capital Gold Corporation were approved by the Exchange for listing and registration.

2006 Equity Incentive Plan

The 2006 Equity Incentive Plan (the “Plan”), approved by stockholders on February 21, 2007, is intended to attract and retain individuals of experience and ability, to provide incentive to the Company’s employees, consultants, and non-employee directors, to encourage employee and director proprietary interests in the Company, and to encourage employees to remain in the Company’s employ.

The Plan authorizes the grant of non-qualified and incentive stock options, stock appreciation rights and restricted stock awards (each, an “Award”). A maximum of 4,375,000 shares of common stock are reserved for potential issuance pursuant to Awards under the Plan.  Unless sooner terminated, the Plan will continue in effect for a period of 10 years from its effective date.

The Plan is administered by the Company’s Board of Directors which has delegated the administration to the Company’s Compensation Committee.  The Plan provides for Awards to be made to such of the Company’s employees, directors and consultants and its affiliates as the Board may select.

Stock options awarded under the Plan may vest and be exercisable at such times (not later than 10 years after the date of grant) and at such exercise prices (not less than Fair Market Value at the date of grant) as the Board may determine.  Unless otherwise determined by the Board, stock options shall not be transferable except by will or by the laws of descent and distribution. The Board may provide for options to become immediately exercisable upon a "change in control," as defined in the Plan.

On July 23, 2009, at the recommendation of the Compensation Committee and upon approval by the Board of Directors, the Company amended the 2006 Equity Incentive Plan to provide for cashless exercises of options by participants under the Plan.  Payment of the option exercise price may now be made (i) in cash or by check payable to the Company, (ii) in shares of Common Stock duly owned by the option holder (and for which the option holder has good title free and clear of any liens and encumbrances), valued at the fair market value on the date of exercise, or (iii) by delivery back to the Company from the shares acquired on exercise of the number of shares of common stock equal to the exercise price, valued at the fair market value on the date of exercise. Previously, the exercise price of an option must have been paid in cash.  No options may be granted under the Plan after the tenth anniversary of its effective date.  Unless the Board determines otherwise, there are certain continuous service requirements.

The Plan provides the Board with the general power to amend the Plan, or any portion thereof at any time in any respect without the approval of the Company’s stockholders, provided however, that the stockholders must approve any amendment which increases the fixed maximum percentage of shares of common stock issuable pursuant to the Plan, reduces the exercise price of an Award held by a director, officer or ten percent stockholder or extends the term of an Award held by a director, officer or ten percent stockholder.  Notwithstanding the foregoing, stockholder approval may still be necessary to satisfy the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), Rule 16b-3 of the Securities Exchange Act of 1934, as amended or any applicable stock exchange listing requirements. The Board may amend the Plan in any respect it deems necessary or advisable to provide eligible employees with the maximum benefits provided or to be provided under the provisions of the Code and the regulations promulgated thereunder relating to Incentive Stock Options and/or to bring the Plan and/or Incentive Stock Options granted under it into compliance therewith.  Rights under any Award granted before amendment of the Plan cannot be impaired by any amendment of the Plan unless the Participant consents in writing.  The Board is empowered to amend the terms of any one or more Awards; provided, however, that the rights under any Award shall not be impaired by any such amendment unless the applicable Participant consents in writing and further provided that the Board cannot amend the exercise price of an option, the Fair Market Value of an Award or extend the term of an option or Award without obtaining the approval of the stockholders if required by the rules of the Toronto Stock Exchange or any stock exchange upon which the common stock is listed.

On August 2, 2010, in connection with the consummation of the Business Combination, and at the recommendation of the Compensation Committee of the Board of Directors, the Company’s Board of Directors approved the issuance of 25,000 options to Colin Sutherland under our 2006 Equity Incentive Plan. The stock options have a term of five years and vest as follows: 50% vested upon issuance and the balance vests 25% annually thereafter. The exercise price of the stock options is $3.73 per share.  In the event of a termination of continuous service (other than as a result of a change of control, as defined in the Plan), unvested stock options shall terminate and, with regard to vested stock options, the exercise period shall be the lesser of the original expiration date or one year from the date continuous service terminates. Upon a change of control, all unvested stock options and unvested restricted stock grants immediately vest.  The Company utilized the Black-Scholes method to fair value the 25,000 options totaling $48.  For the six months ended January 31, 2011 the Company recorded approximately $30 in equity compensation expense on the vested portion of these stock options, respectively. The grant date fair value of each stock option was $1.90.

On August 18, 2010, at the recommendation of the Compensation Committee of the Board of Directors, the Company’s Board of Directors approved the issuance of 175,000, 175,000 and 75,000 options to Stephen Cooper, John Cutler and Gary Huber, respectively, aggregating 425,000 stock options under our 2006 Equity Incentive Plan. The stock options have a term of five years and vest as follows: one-third vested upon first anniversary of date of grant and the balance vests one-third annually thereafter. The exercise price of the stock options is $3.47 per share (per the Plan, the closing price on the NYSE Stock Exchange on the trading day immediately prior to the day of determination converted to U.S. Dollars). In the event of a termination of continuous service (other than as a result of a change of control, as defined in the Plan), unvested stock options shall terminate and, with regard to vested stock options, the exercise period shall be the lesser of the original expiration date or one year from the date continuous service terminates. Upon a change of control, all unvested stock options and unvested restricted stock grants immediately vest.  The Company utilized the Black-Scholes method to fair value the 425,000 options received by these individuals totaling $823.  For the six months ended January 31, 2011 the Company recorded approximately $125 in equity compensation expense on the vested portion of these stock options, respectively. The grant date fair value of each stock option was $1.94.

On March 11, 2010, the Company entered into an agreement with Gifford A. Dieterle, the former Chief Executive Officer (“CEO”) of the Company and Chairman of the Board, pursuant to which Mr. Dieterle resigned his position as CEO and Chairman of the Board, effective March 18, 2010. Pursuant to the agreement, Mr. Dieterle received lump sum payments totaling approximately $376 in September 2010, and additional payments totaling approximately $288 will be due in 2011. As of January 31, 2011, the Company has paid approximately $24.  In addition, Mr. Dieterle was due an issuance of $100 in shares of the Company's common stock, initially proposed to be received in September 2010.  The number of common shares to be issued was determined by dividing $100 by the volume weighted average closing sale price for the 10 trading days prior to September 18, 2010 on NYSE EURONEXT.  The Toronto Stock Exchange (“TSX”) provided conditional approval for this issuance provided no more than 27,000 common shares were to be issued without additional written consent of TSX.  TSX provided this additional written consent on October 4, 2010 to allow the issuance of an additional 1,571 shares, for a total of 28,571 shares pursuant to the severance agreement.  The shares were issued, accordingly, on October 4, 2010.

NOTE 16 - Debt

Long term debt consists of the following:	(in thousands)

	January 31, 2011	July 31, 2010

Total long-term debt	$2,600	$4,400

Less current portion	(2,600)	(3,600)

Long-term debt	$-	$800

In September 2008, the Company entered into an Amended and Restated Credit Agreement (the “Credit Agreement”) involving our wholly owned Mexican subsidiaries MSR and Oro, as borrowers (“Borrowers”), the Company, as guarantor, and Standard Bank, as the lender. The Credit Agreement amends and restates the prior credit agreement between the parties dated August 15, 2006.  Under the Credit Agreement, MSR and Oro borrowed money in an aggregate principal amount of up to US$12,500 (the “Term Loan”) for the purpose of constructing, developing and operating the El Chanate gold mining project in Sonora State, Mexico.  The Company guaranteed the repayment of the Term Loan and the performance of the obligations under the Credit Agreement.  As of January 31, 2011 and 2010, the accrued interest on the Term Loan was approximately $6 and $14, respectively.

Term Loan principal shall be repaid quarterly. Payments commenced on September 30, 2008 and consisted of four payments in the amount of $1,125, followed by eight payments in the amount of $900 and two final payments in the amount of $400.  There is no prepayment fee.  Principal under the Term Loan shall bear interest at a rate per annum equal to the LIBOR Rate plus 2.5% per annum.

The Credit Agreement contains covenants customary for a term note, including but not limited to restrictions (subject to certain exceptions) on incurring additional debt, creating liens on its property, declaring or paying dividends, disposing of any assets, merging with other companies and making any investments.  The Company is required to meet and maintain certain financial covenants, including (i) a ratio of current assets to current liabilities at all times greater than or equal to 1.20:1.00, (ii) a quarterly minimum tangible net worth at all times of at least U.S. $30,000, (iii) maintain a ratio of debt to cash flow from operations of no greater than 2.50:1.00, and (iv) a quarterly average minimum liquidity of U.S. $500.  In addition, the Credit Agreement restricts, among other things, the Company’s ability to incur additional debt, create liens on its property, dispose of any assets, merge with other companies, enter into hedge agreements, organize or invest in subsidiaries or make any investments above a certain dollar limit.  A failure to comply with the restrictions contained in the Credit Agreement could lead to an event of default thereunder which could result in an acceleration of such indebtedness. As a condition to closing the Nayarit Business Combination, the Company obtained the consent of Standard Bank.

The Loan is secured by all of the tangible and intangible assets and property owned by MSR and Oro.  As additional collateral for the Loan, the Company, together with its subsidiary, Leadville Mining & Milling Holding Corporation, pledged all of its ownership interest in MSR and Oro.

On September 17, 2009, our $5,000 revolving loan contained within the Credit Agreement expired. The Company had not drawn on this facility during the term period and determined that during that time it was not cost beneficial to maintain the revolving loan on a going forward basis.

On June 30, 2010, Capital Gold Corporation entered into the First Amendment to the Amended and Restated Credit Agreement (the “Amendment”) by and among our wholly-owned Mexican subsidiaries Minera Santa Rita S. de R.L. de C.V. and Oro de Altar S. de R.L. de C.V., as borrowers (“Borrowers”), the Company, as guarantor, and Standard Bank PLC (“Standard Bank”), as the lender.  The Amendment amends the Credit Agreement, which amended and restated the Credit Agreement between the parties dated August 15, 2006.  The Credit Agreement provided for a senior secured term credit facility in the aggregate amount of $12,500 (the “Term Facility”) and provided for a senior secured revolving credit facility in the aggregate principal amount of $5,000 (the “Revolving Facility”).   Capital Gold guarantees all obligations of the Borrowers under the Term Facility and the Revolving Facility. The material amendments to the Credit Agreement contained in the Amendment are as follows:

The Amendment increases the Revolving Facility to $7,500.  The Revolving Facility is available for a two-year period commencing June 30, 2010.  The Borrowers may request a borrowing of the Revolving Facility from time to time, provided that each borrowing shall be in a minimum aggregate amount of $500.  All amounts due under the Revolving Facility, including all accrued interest and other amounts described in the Credit Agreement, shall be due and payable on June 30, 3012.

Amounts borrowed under the Term Facility and the Revolving Facility bear interest at a rate per annum equal to the LIBO Rate, as defined in the Credit Agreement, for the applicable interest period plus the applicable margin.  The applicable margin for the Revolving Facility was increased in the Amendment to 3.0% per annum.

As of January 31, 2011, the Company and its related entities were in compliance with all debt covenants and default provisions.  The accounts of Caborca Industrial are not subject to the debt covenants and default provisions.

Future principal payments on the term loan are as follows (in thousands):

Fiscal Years Ending July 31,

2011	$2,200
2012	400
$2,600

NOTE 17 - Sales Contracts, Commodity and Financial Instruments

Interest Rate Swap Agreement

On October 11, 2006, prior to our initial draw on the Credit Agreement, the Company entered into an interest rate swap agreement covering about 75% of the expected variable rate debt exposure.  Only 50% coverage is required under the Credit Agreement.  The interest rate swap contract terminated on December 31, 2010.  However, the Company intends to use discretion in managing this risk as market conditions vary over time, allowing for the possibility of adjusting the degree of hedge coverage as it deems appropriate.  In any case, the Company’s use of interest rate derivatives will be restricted to use for risk management purposes.

The Company uses variable-rate debt to finance a portion of the El Chanate Project.  Variable-rate debt obligations expose the Company to variability in interest payments due to changes in interest rates.  As a result of these arrangements, the Company will continuously monitor changes in interest rate exposures and evaluate hedging opportunities.  The Company’s risk management policy permits it to use any combination of interest rate swaps, futures, options, caps and similar instruments, for the purpose of fixing interest rates on all or a portion of variable rate debt, establishing caps or maximum effective interest rates, or otherwise constraining interest expenses to minimize the variability of these effects.

The interest rate swap agreements are accounted for as cash flow hedges, whereby “effective” hedge gains or losses are initially recorded in other comprehensive income and later reclassified to the interest expense component of earnings coincidently with the earnings impact of the interest expenses being hedged.  “Ineffective” hedge results are immediately recorded in earnings also under interest expense.  No component of hedge results will be excluded from the assessment of hedge effectiveness.

The following is a reconciliation of the derivative contract regarding the Company’s Interest Rate Swap agreement:

(in thousands)
Liability balance as of July 31, 2010	$40
Change in fair value of swap agreement	1
Net cash settlements	(41)
Liability balance as of January 31, 2011	$-

The Company is exposed to credit losses in the event of non-performance by counterparties to these interest rate swap agreements, but the Company does not expect any of the counterparties to fail to meet their obligations. To manage credit risks, the Company selects counterparties based on credit ratings, limits its exposure to a single counterparty under defined guidelines, and monitors the market position with each counterparty as required by ASC guidance for derivatives and hedging.

The Effect of Derivative Instruments on the Statement of Financial Position (in thousands):

Quarter Ended	Derivatives in Cash Flow Hedging Relationships	Effective Results Recognized in OCI	Location of Results Reclassified from AOCI to Earnings	Amount Reclassified from AOCI to Income	Ineffective Results Recognized in Earnings	Location of Ineffective Results
7/31/09	Interest Rate contracts	$(19)	Interest Income (Expense)	(55)	-	N/A
10/31/09	Interest Rate contracts	$(16)	Interest Income (Expense)	(53)	-	N/A
1/31/10	Interest Rate contracts	$(8)	Interest Income (Expense)	(48)	-	N/A
4/30/10	Interest Rate contracts	$(1)	Interest Income (Expense)	(38)	-	N/A
7/31/10	Interest Rate contracts	$(2)	Interest Income (Expense)	(30)	-	N/A
10/31/10	Interest Rate contracts	$(1)	Interest Income (Expense)	(22)	-	N/A
01/31/11	Interest Rate contracts	-	Interest Income (Expense)	(17)	-	N/A

Fair Value of Derivative Instruments in a Statement of Financial Position and the Effect of Derivative Instruments on the Statement of Financial Performance (in thousands):

	Liability Derivatives
July 31, 2010	Balance Sheet Location	Fair Values
Derivatives designated as hedging instruments
Interest rate derivatives	Current Liabilities	$40

	Liability Derivatives
October 31, 2010	Balance Sheet Location	Fair Values
Derivatives designated as hedging instruments
Interest rate derivatives	Current Liabilities	$17

	Liability Derivatives
January 31, 2011	Balance Sheet Location	Fair Values
Derivatives designated as hedging instruments
Interest rate derivatives	Current Liabilities	$-

NOTE 18 – Accrued Expenses

Accrued expenses consist of the following:

	January 31, 2011	July 31, 2010

Net smelter return	$409	$388
Mining contract	370	497
Income tax payable	4,518	1,900
Utilities	159	126
Interest	6	11
Legal and professional	228	70
Salaries, wages and related benefits	846	662
Leach pad expansion	150	-
Severance	263	1,279
Other liabilities	255	107

	$7,204	$5,040

NOTE 19 - Income Taxes

The Company’s Income (loss) before income tax for the three and six months ended consisted of:

	(in thousands)		(in thousands)
	For The Three Months Ended		For The Six Months Ended
	January 31, 2011	January 31, 2010	January 31, 2011	January 31, 2010

United States	$(1,668)	$(2,317)	$(5,317)	$(4,224)
Foreign	10,484	7,539	20,459	14,105
Total	$8,816	$5,222	$15,142	$9,881

The Company’s current intent is to permanently reinvest its foreign affiliate’s earnings; accordingly, no U.S. income taxes have been provided for the unremitted earnings of the Company’s foreign affiliate.

On October 1, 2007, the Mexican Government enacted legislation which introduces certain tax reforms as well as a new minimum flat tax system.  This new flat tax system integrates with the regular income tax system and is based on cash-basis net income that includes only certain receipts and expenditures.  The flat tax is set at 17.5% of cash-basis net income as determined, with transitional rates of 16.5% and 17.0% in 2008 and 2009, respectively.  If the flat tax is positive, it is reduced by the regular income tax and any excess is paid as a supplement to the regular income tax.  If the flat tax is negative, it can be carried forward for a period of up to ten years to reduce any future flat tax.

On January 1, 2010, the Mexican government enacted legislation, which increases the regular income tax rate from 28% to 30%.  The regular income tax rate will decrease to 29% in 2013 and then back to 28% in 2014, according to legislation.

Companies are required to prepay income taxes on a monthly basis based on the greater of the flat tax or regular income tax as calculated for each monthly period.  There is the possibility of implementation amendments by the Mexican Government and the estimated future income tax liability recorded at the balance sheet date may change.

Deferred income tax assets and liabilities are determined based on differences between the financial statement reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws in effect when the differences are expected to reverse. The measurement of deferred income tax assets is reduced, if necessary, by a valuation allowance for any tax benefits, which are, on a more likely than not basis, not expected to be realized; in accordance with ASC guidance for income taxes. Net deferred tax benefits related to the U.S. operations have been fully reserved. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted.

NOTE 20 - Fair Value Measurements

ASC guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by ASC guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at January 31, 2011 (in thousands)
	Total	Level 1	Level 2	Level 3
Assets:
Cash equivalents	$2,804	$2,804	$-	$-
Marketable securities	181	181	-	-
	$2,985	$2,985	$-	$-

The Company’s cash equivalent instruments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily money market securities.

The Company’s marketable equity securities are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable equity securities is calculated as the quoted market price of the marketable equity security multiplied by the quantity of shares held by the Company.

NOTE 21 - Acquisition of Nayarit Gold, Inc.

Capital Gold Corporation (“Capital Gold”) is a party to that certain Business Combination Agreement (the “Agreement”), dated as of February 10, 2010, as amended by Amendment No. 1 to the Agreement, dated as of April 29, 2010 and the Extension Agreement dated as of July 6, 2010, by and among Capital Gold, Nayarit Gold Inc. (“Nayarit”), John Brownlie, Colin Sutherland and Brad Langille.  The Business Combination was consummated on August 2, 2010. As a result of the Business Combination, Nayarit became a wholly-owned subsidiary of the Company.  In connection with the Business Combination, each outstanding share of Nayarit common stock was converted into 0.134048 shares of Capital Gold common stock, with cash paid in lieu of any fractional share.  Capital Gold issued 12,453,363 shares of its common stock in the Business Combination to Nayarit's current stockholders and has reserved for issuance an additional 1,621,981 and 903,483 shares of Capital Gold common stock upon the exercise of former Nayarit warrants and options, respectively.  Based on the number of outstanding shares of Nayarit common stock and Capital Gold common stock, after the consummation of the Business Combination, the stockholders of Nayarit own approximately 20.4% of Capital Gold on a non-diluted basis.

Based on the closing price of the Company’s common stock on August 2, 2010, the consideration received by Nayarit shareholders had a value of approximately $47.6 million as detailed below.

	Conversion Calculation	Estimated Fair Value	Form of Consideration
	(In thousands, except per share amounts)

Number of Nayarit shares outstanding as of the Amalgamation date	92,910

Exchange ratio(1)	0.134048

Number of shares issued to Nayarit shareholders	12,454

Value of Capital Gold common shares issued(1)	$3.71	$46,206	Capital Gold Common stock

Value of Nayarit’s options and warrants to be exchanged for Capital Gold options and warrants (2)		1,393	Capital Gold Options and Warrants

Total consideration transferred		$47,599

(1) In accordance with ASC 805, the fair value of equity securities issued as part of the consideration transferred was the closing market price of Capital Gold’s common stock on the effective date of the Amalgamation. The shares issued were calculated by multiplying 0.134048 by 92,909,659, being the number of shares of Nayarit common stock outstanding on August 2, 2010.  Nayarit shareholders own approximately 20.4% of the issued and outstanding shares of Capital Gold common stock.

(2) Represents the fair value to acquire 1,621,981 and 903,483 shares of Capital Gold common stock upon the exercise of former Nayarit warrants and options, respectively. The fair value of the warrants and options were estimated using the Black-Scholes valuation model utilizing the assumptions noted below.

Stock price	$3.71
Post conversion strike price	$3.28 - $9.92
Average expected volatility	70%
Dividend yield	None
Average risk-free interest rate	0.29%
Average contractual term	.79 years
Black-Scholes average value per warrant and option	$0.57

The expected volatility of Capital Gold’s stock price is based on the average historical volatility which is based on daily observations and duration consistent with the expected life assumption and implied volatility.  The average contractual term of the warrants and options is based on the remaining contractual exercise term of each warrant and option.  The risk free interest rate is based on U.S. treasury securities with maturities equal to the expected life of the warrants and options.

The transaction has been accounted for using the acquisition method of accounting which requires, among other things, the assets acquired and liabilities assumed to be recognized at their fair values as of the acquisition date. The following table summarizes the estimated fair values of major assets acquired and liabilities assumed on August 2, 2010:

Fair Value (in thousands)
Cash and cash equivalents	$50
Short-term investments	2
Prepaid expenses and sundry receivables	1,238
Property, plant and equipment	196
Mineral interests – indicated and inferred	43,780
Exploration interests	16,730
Goodwill	3,394
Accounts payable and liabilities assumed	(1,336)
Deferred tax liability	(16,455)
Net assets acquired	$47,599

A single estimate of fair value results from a complex series of judgments about future events and uncertainties and relies heavily on estimates and assumptions. The Company’s judgments used to determine the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact the Company’s results from operations. The Company’s management allocated the acquisition cost to the assets acquired and liabilities assumed based on the estimated fair value of Nayarit’s tangible and identifiable assets and liabilities.  The amount allocated to the mineral and exploration interests was based on a valuation report prepared by a third party appraisal firm.  The allocation is considered final as of the date of this report as management reviewed certain of the underlying assumptions and calculations used in the allocation to the assets and liabilities of Nayarit that were acquired.

During the six months ended January 31, 2011, the Company incurred transaction costs consisting primarily of legal, professional, investment advisory and accounting fees of $971.  These costs are included in general and administrative expenses on the consolidated statement of operations.

Pro forma Information

The following unaudited pro forma results of operations of the Company for the six months ended January 31, 2011 and 2010 assume that the Nayarit acquisition had occurred on August 1, 2009. These unaudited pro forma results are not necessarily indicative of either the actual results of operations that would have been achieved had the companies been combined during these periods, nor are they necessarily indicative of future results of operations.

(in thousands)
	Six Months Ended January 31, 2011	Six Months Ended January 31, 2010
Revenues	$38,989	$24,955
Net income	$8,242	$4,231
Income per common share:
Basic – net income	$0.13	$0.07
Diluted – net income	$0.13	$0.07

NOTE 22 – Definitive Agreement – Gammon Gold, Inc.

On October 1, 2010, the Company and Gammon Gold Inc. (“Gammon Gold”) entered into a definitive merger agreement pursuant to which, if consummated, Gammon Gold will acquire all of the issued and outstanding common shares of Capital Gold in a cash and share transaction (the “Gammon Transaction”). The total consideration for the purchase of 100% of the fully diluted shares of Capital Gold is approximately US$288 million or US$4.57 per Capital Gold share based on Gammon Gold’s closing price on September 24, 2010 on the NYSE. The Gammon Transaction has the unanimous support of both companies’ Boards of Directors and Officers.  Under the terms of the Gammon Transaction, each common share of Capital Gold will be exchanged for 0.5209 common shares of Gammon Gold and a cash payment in the amount of US$0.79 per share. Based on the September 24, 2010 closing price of Capital Gold’s shares on the NYSE EURONEXT, the acquisition price represents a 20% premium to the close on September 24th and a 30% premium to the 20-day volume weighted average price on the NYSE EURONEXT ending on that date.  The consummation of the Gammon Transaction is subject to numerous contingencies as described in the related merger agreement including, but not limited to, Capital Gold stockholder approval. A special meeting of CGC’s stockholders will be held on March 18, 2011.

On March 9, 2011, CGC, Gammon Gold and Capital Gold AcquireCo, Inc. entered into Amendment No. 2 to the Agreement and Plan of Merger, dated October 1, 2010, as amended on October 29, 2010, which provides for Gammon Gold to acquire CGC. Pursuant to the amendment, the termination fee payable by CGC, under certain circumstances, was reduced from $10.3 million to $5.75 million. In addition, Gammon Gold’s ability to terminate the agreement for any reason with the payment of a $2 million termination fee was eliminated.

NOTE 23 – Subsequent Events

Legal Proceedings

Subsequent to the announcement of the merger, eleven putative shareholder class action complaints were filed challenging the transaction. Five complaints were filed in the Supreme Court of the State of New York, New York County, the New York Actions, and six were filed in the Delaware Court of Chancery, the Delaware Actions. The New York complaints captioned Jenkins v. Capital Gold Corp., et al., Index No. 651651/2010; Schroeder v. Capital Gold Corp., et al., Index No. 651652/2010; and Leone v. Capital Gold Corp., et al., Index No. 651690/2010, name as defendants the directors of CGC, as well as CGC and Gammon Gold. The New York complaint captioned Kramer v. Capital Gold Corp., et al., Index No. 651678/2010, names as defendants the directors of CGC, CGC’s Chief Financial Officer and Secretary as well as CGC and Gammon Gold. The New York complaint captioned Stanford v. Cooper, et al., Index No. 651827/2010, names as defendants the directors of CGC, as well as CGC, Gammon Gold and Capital Gold AcquireCo, Inc., Gammon Gold’s wholly-owned subsidiary. The New York plaintiffs allege generally that the CGC officers and directors breached their fiduciary duties to CGC stockholders by agreeing to an unfair price and an inappropriate sale process, and that the individual defendants agreed to the merger to benefit themselves personally at the expense of stockholder interests. The Kramer and Stanford complaints allege in addition that the proposed transaction involves unreasonable deal protection devices, including a nonsolicitation agreement, matching rights, and an unreasonable termination fee. The New York Actions further claim that CGC and Gammon Gold aided and abetted the purported breaches of fiduciary duties. The New York Actions seek injunctive relief, including enjoining the transaction and rescinding all agreements made in anticipation of the transaction or awarding the plaintiffs and the purported class rescissory damages. The New York Actions additionally seek attorneys’ and other fees and costs, in addition to seeking other relief.  On February 15, 2011, the New York court entered an order consolidating the New York actions, and on March 2, 2011, lead plaintiffs served an amended complaint.  The defendants’ date to answer or move to dismiss the consolidated complaints is April 18, 2011.

The Delaware complaints captioned Boehm v. Capital Gold Corp., et al. Case No. 5887-VCL; and Wood v. Capital Gold Corp., et al., Case No. 5920- , name as defendants the directors of CGC, as well as CGC, Gammon Gold, and Capital Gold AcquireCo, Inc. The Delaware complaint captioned Pait v. Sutherland, et al., Case No. 5899-VCN, names as defendants the directors of CGC and Gammon Gold. The Delaware complaints captioned Reggio v. Capital Gold Corp., et al., Case No. 5939- , Blumenthal v. Capital Gold Corp., Case No. 5940- , and McClure v. Capital Gold Corp., et al., Case No. 5945- , name as defendants CGC and its directors, as well as Gammon Gold. The Delaware Actions allege generally that the CGC directors breached their fiduciary duties to CGC’s stockholders by agreeing to an unfair price, an inappropriate sale process, and unreasonable deal protection devices, including a non-solicitation agreement, matching rights, an unreasonable termination fee, and an impermissible director voting agreement. The Boehm, Wood, Reggio, Blumenthal and McClure complaints further claim that CGC, Gammon Gold, and/or Capital Gold AcquireCo, Inc. aided and abetted the purported breaches of fiduciary duties. The Delaware Actions seek injunctive relief, including enjoining the transaction, rescinding all agreements made in anticipation of the transaction or awarding the plaintiff and the purported class rescissory damages, and directing the individual defendants to account to the plaintiff and the purported class upon any damages suffered as a result of individual defendant wrongdoing. The Delaware Actions also seek attorneys’ and other fees and costs, in addition to seeking other relief.

On November 2, 2010, a putative shareholder class action was filed regarding the Company’s merger with Gammon, captioned Bromberg v. Capital Gold Corp., Case No. 651904/2010 (NY Sup.). The claims stated and relief sought are substantially identical to the claims made and relief sought in the Jenkins and Schroeder lawsuits referred above.

On Nov. 12, 2010, the Delaware Court of Chancery entered an Order of Consolidation and a Stipulation and Scheduling Order, whereby the Court, inter alia, consolidated the Delaware Actions except for Boehm, which had been withdrawn, and set a schedule for expedited discovery.  On November 16, 2010, plaintiffs in the Delaware Actions filed an amended and consolidated class action complaint in the Court of Chancery.  Answers to the amended and consolidated class action complaint, which deny the allegations and assert affirmative defenses, were filed on December 6, 2010, by defendants CGC and its directors, and on December 7, 2010, by defendants Gammon Gold and Gammon Gold AcquireCo.

On November 22, 2010, Helmut Boehm filed a suit in the United States District Court for the Southern District of New York, captioned Boehm v. Capital Gold, et al., 10-CIV-8818 (RMB), naming as defendants CGC and its directors, as well as Gammon Gold and Capital Gold AcquireCo.  The complaint alleges that CGC and its directors violated Section 14(a) and Section 20(a) of the Securities Exchange Act by issuing or causing to be issued a registration statement containing material misleading statements and omissions.  The complaint also asks the District Court to exercise its jurisdiction over putative class action claims under Delaware law against CGC and its directors for breach of fiduciary duty and against CGC, Gammon and Capital Gold AcquireCo for aiding and abetting breach of fiduciary duty.  The basis for all claims and request for relief are substantially identical to those in the amended and consolidated class action complaint filed in Delaware.  On February 25, 2011, defendants filed a joint motion to dismiss or stay the District Court action.  The District Court granted Plaintiff Boehm’s request to file a motion for a preliminary injunction to enjoin the motion as a cross-motion on or by March 4, 2011, and briefing on all motions is to be completed by March 12, 2011.

On March 9, 2011, counsel to the parties to the Delaware Actions entered into a Memorandum of Understanding (“MOU”) that expresses an agreement in principle to settle the Delaware Actions, subject to approval by the Delaware Court of Chancery and on terms and conditions that include, among other things, certain supplemental disclosures that are contained in the supplement to the proxy filed on March 10, 2011, and certain amendments to the terms of the merger agreement, as discussed elsewhere in the supplement to the proxy.  If the Delaware Court of Chancery approves the settlement contemplated in the MOU, upon approval of the settlement by the Delaware Vice Chancellor, a non-opt out class of Capital Gold shareholders will be certified and a final judgment will be entered dismissing the Delaware Actions with prejudice and releasing all claims that could be asserted by the class against the defendants relating to the proposed merger between Capital Gold and Gammon Gold, including any claims under federal law.  Subject to court approval of the settlement, counsel for the purported class will apply to the Delaware Court of Chancery for reimbursement of its reasonable fees and expenses incurred in connection with the actions.  The settlement will not take effect unless the merger between Gammon Gold and Capital Gold is consummated.

The defendants believe the Delaware Actions, the New York Actions and Boehm lack merit and intend to defend their positions in these matters vigorously to the extent they are not fully resolved by the settlement.

Timmins Gold

On February 10, 2011, Timmins Gold announced an offer for stockholders of the Company to exchange their shares of Common Stock directly for Timmins Shares (the “Exchange Offer”). The Exchange Offer is based on the same economic terms as the merger proposal submitted by Timmins Gold to the Company on September 3, 2010, September 17, 2010, October 12, 2010, December 2, 2010 and December 21, 2010, which the CGC Board, following lengthy deliberations and a careful review of all aspects of the proposal with management and its legal and financial advisors, concluded was not a superior proposal to the Gammon transaction and not in the best interests of the Company and its stockholders.

After conducting site due diligence, meeting with certain members of management of Timmins Gold, reviewing the operations of Timmins Gold and material provided by Timmins Gold, on January 31, 2011, the CGC Board concluded unanimously that the Timmins Merger Proposal did not constitute a superior proposal to the terms of the Gammon Merger.  Such conclusion was based upon a variety of different factors, including a review and analysis of the Timmins Merger Proposal, the due diligence materials provided by Timmins Gold, the failure of Timmins Gold to substantiate its representation that it had the ability to pay the termination fee under the Gammon Merger Agreement and other costs and expenses of a transaction with the Company without risk to the future day-to-day operations of a combined entity, and the failure of Timmins Gold to provide all of the due diligence materials requested by the Company.  On February 1, 2011, the M&A Committee notified Timmins Gold that the CGC Board resolved to terminate its consideration of the Timmins Merger Proposal because of its determination that such proposal is not a superior proposal to the terms of the Gammon Merger.

In addition to the Exchange Offer, Timmins Gold is soliciting consents in order to facilitate its ability to successfully consummate the Exchange Offer by asking our shareholders to: (i) repeal certain provisions of our by-laws, (ii) remove all members of our board of directors and (iii) elect certain individuals nominated by Timmins Gold to the Company’s board of directors.  According to Timmins Gold’s preliminary consent statement, dated February 10, the Timmins nominees would be committed, subject to their duties as directors of the Company, to take action to expedite consummation of the Exchange Offer.  In accordance with Delaware law and the Company’s By-laws, the Board set March 7, 2011 as the record date (the “Record Date”) for the determination of the Company’s stockholders who are entitled to execute, withhold or revoke consents relating to the Timmins Consent Solicitation.  Only holders of record as of the close of business on the Record Date may execute, withhold or revoke consents with respect to the Timmins Consent Solicitation.

Item 2.	Management's Discussion and Analysis of Financial Condition and Results of Operations.
(in thousands, except for per share and ounce amounts)

Cautionary Statement on Forward-Looking Statements

Certain statements in this report constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Certain of such forward-looking statements can be identified by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “should,” or “anticipates” or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties.  All statements other than statements of historical fact, included in this report regarding our financial position, business and plans or objectives for future operations are forward-looking statements.  Without limiting the broader description of forward-looking statements above, we specifically note that statements regarding exploration, costs, grade, production and recovery rates, permitting, financing needs and the availability of financing on acceptable terms or other sources of funding are all forward-looking in nature.

Such forward-looking statements involve known and unknown risks, uncertainties and other factors, including but not limited to, the factors discussed below in Part II; Item 1A. “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements and other factors referenced in this report.  We do not undertake and specifically decline any obligation to publicly release the results of any revisions which may be made to any forward-looking statement to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

We utilize certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with accounting principles generally accepted in the United States. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.

General

Capital Gold Corporation (the “Company”, “we” , “our”) is engaged in the mining, exploration and development of gold properties in Mexico.  Our primary focus is on the operation and development of the El Chanate mine in Sonora, Mexico, as well as the development of our Orion Project in the State of Nayarit Mexico.   Through our recent acquisition of Nayarit Gold, Inc. (“Nayarit”) on August 2, 2010, we control approximately 257,000 acres (104,000 hectares) of mining concessions known as the Orion Project.  The Orion Project lies in the Sierra Madre Occidental, a prolific mining district in Western Mexico.  We also conduct gold exploration in other locations in Sonora, Mexico. (The financial data in this discussion is in thousands, except where otherwise specifically noted.)

On February 10, 2010, Capital Gold Corporation entered into a business combination agreement (the “Nayarit Business Combination Agreement”), as amended and extended, with Nayarit, a corporation organized under the Ontario Business Corporation Act (“OBCA”) pursuant to which, on August 2, 2010, Nayarit became a wholly-owned subsidiary of Capital Gold (the “Nayarit Business Combination”). We effected the amalgamation (the “Amalgamation”) of Nayarit and a corporation, organized under the OBCA as a wholly-owned subsidiary of the Company (“Merger Sub”), to form a combined entity (“AmalgSub” or “Surviving Company”), with AmalgSub continuing as the surviving entity following the Amalgamation.  By virtue of the Amalgamation, the separate existence of each of Nayarit and Merger Sub cease, and AmalgSub, as the surviving company in the Amalgamation, continue its corporate existence under the OBCA as a wholly-owned subsidiary of the Company. Pursuant to the terms of the Nayarit Business Combination Agreement, all of the Nayarit shares of common stock (the “Nayarit Common Shares”) issued and outstanding immediately prior to the consummation of the Nayarit Business Combination Agreement (other than Nayarit Common Shares held by dissenting stockholders of Nayarit) were exchanged into the Company’s common stock on the basis of 0.134048 shares of Company common stock for each one (1) Nayarit Common Share (the “Amalgamation Consideration”).

On October 1, 2010, the Company and Gammon Gold Inc. (“Gammon Gold”) entered into a definitive merger agreement pursuant to which, if consummated, Gammon Gold will acquire all of the issued and outstanding common shares of Capital Gold in a cash and share transaction (the “Gammon Transaction”). The total consideration for the purchase of 100% of the fully diluted shares of Capital Gold is approximately US$288 million or US$4.57 per Capital Gold share based on Gammon Gold’s closing price on September 24, 2010 on the NYSE. The Gammon Transaction has the unanimous support of both companies’ Boards of Directors and Officers.  Under the terms of the Gammon Transaction, each common share of Capital Gold will be exchanged for 0.5209 common shares of Gammon Gold and a cash payment in the amount of US$0.79 per share. Based on the September 24, 2010 closing price of Capital Gold’s shares on the NYSE EURONEXT, the acquisition price represents a 20% premium to the close on September 24th and a 30% premium to the 20-day volume weighted average price on the NYSE EURONEXT ending on that date.  The consummation of the Gammon Transaction is subject to numerous contingencies as described in the related merger agreement including, but not limited to, Capital Gold stockholder approval.

On March 9, 2011, CGC, Gammon Gold and Capital Gold AcquireCo, Inc. entered into Amendment No. 2 to the Agreement and Plan of Merger, dated October 1, 2010, as amended on October 29, 2010, which provides for Gammon Gold to acquire CGC. Pursuant to the amendment, the termination fee payable by CGC, under certain circumstances, was reduced from $10.3 million to $5.75 million. In addition, Gammon Gold’s ability to terminate the agreement for any reason with the payment of a $2 million termination fee was eliminated.

On February 10, 2011, Timmins Gold announced an offer for stockholders of the Company to exchange their shares of Common Stock directly for Timmins Shares (the “Exchange Offer”). The Exchange Offer is based on the same economic terms as the merger proposal submitted by Timmins Gold to the Company on September 3, 2010, September 17, 2010, October 12, 2010, December 2, 2010 and December 21, 2010, which the CGC Board, following lengthy deliberations and a careful review of all aspects of the proposal with management and its legal and financial advisors, concluded was not a superior proposal to the Gammon transaction and not in the best interests of the Company and its stockholders.

After conducting site due diligence, meeting with certain members of management of Timmins Gold, reviewing the operations of Timmins Gold and material provided by Timmins Gold, on January 31, 2011, the CGC Board concluded unanimously that the Timmins Merger Proposal did not constitute a superior proposal to the terms of the Gammon Merger.  Such conclusion was based upon a variety of different factors, including a review and analysis of the Timmins Merger Proposal, the due diligence materials provided by Timmins Gold, the failure of Timmins Gold to substantiate its representation that it had the ability to pay the termination fee under the Gammon Merger Agreement and other costs and expenses of a transaction with the Company without risk to the future day-to-day operations of a combined entity, and the failure of Timmins Gold to provide all of the due diligence materials requested by the Company.  On February 1, 2011, the M&A Committee notified Timmins Gold that the CGC Board resolved to terminate its consideration of the Timmins Merger Proposal because of its determination that such proposal is not a superior proposal to the terms of the Gammon Merger.

In addition to the Exchange Offer, Timmins Gold is soliciting consents in order to facilitate its ability to successfully consummate the Exchange Offer by asking our shareholders to: (i) repeal certain provisions of our by-laws, (ii) remove all members of our board of directors and (iii) elect certain individuals nominated by Timmins Gold to the Company’s board of directors.  According to Timmins Gold’s preliminary consent statement, dated February 10, the Timmins nominees would be committed, subject to their duties as directors of the Company, to take action to expedite consummation of the Exchange Offer.  In accordance with Delaware law and the Company’s By-laws, the Board set March 7, 2011 as the record date (the “Record Date”) for the determination of the Company’s stockholders who are entitled to execute, withhold or revoke consents relating to the Timmins Consent Solicitation.  Only holders of record as of the close of business on the Record Date may execute, withhold or revoke consents with respect to the Timmins Consent Solicitation.

Receipt of Technical Report for Updated Reserves at El Chanate

During 2009, we conducted exploration activities in the El Chanate pit area including, core drilling at depth to determine the potential of increasing its reserves further. The data obtained from geological mapping of the deposit’s mine pit areas, combined with assays from samples of the exploration drilling therein, were used to expand information in our mine database. SRK Consulting (U.S.), Inc. (“SRK”) of Lakewood, Colorado, an independent consulting firm, used this data to re-estimate El Chanate’s Mineral Reserves. These efforts resulted in a significant expansion of our reserve estimates, which we reported in our Form 10-K for the year ended July 31, 2009.  With the receipt of SRK’s technical report titled NI 43-101 Technical Report, Capital Gold Corporation, El Chanate Gold Mine, Sonora, Mexico and dated November 27, 2009 (the “SRK Report”), with respect to the updated reserve estimation and the updated mine plan and mine production schedule, current as of October 1, 2009, we re-published our previously announced reserve estimates along with additional information. The SRK Report complies with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Both Bart A. Stryhas PhD., Principal Resource Geologist, and Bret C. Swanson, BE(Mining), MAusIMM, are “Qualified Persons” as defined by NI 43-101.

Our proven and probable reserve tonnage increased to 70.6 million metric tonnes with an average gold grade of 0.66 grams per tonne (77.7 million US short tons at 0.0193 ounces per ton). The proven and probable reserve has 1,504,000 contained ounces of gold. The open pit strip ratio for the life of mine is 2.88:1 (2.88 tonnes of waste to one tonne of ore).  For the next year, our mine plan anticipates the open pit strip ratio will average 2:1. Determination of operational pre-stripping (increase in strip ratio) will be made after further geological drilling and determination of corporate strategy within the three year window of opportunity. There is also the potential to improve the life of mine strip ratio as the report identifies material within the pit design classified as waste that with additional drilling could be reclassified as ore. The updated pit design for the revised mine plan is based on a plant recovery of gold that varies by rock types, but is expected to average 58.25%. A gold price of US$800 (SEC three year average as of October 1, 2009) per ounce was used to re-estimate the reserves compared with a gold price of $750 per ounce used in the previous reserve estimate.  The stated proven and probable mineral reserves have been prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).  CIM definitions for proven and probable reserves convert directly from measured and indicated mineral resources with the application of appropriate economic parameters. These reserves are equivalent to proven and probable reserves as defined by the United States Securities and Exchange Commission (SEC) Industry Guide 7.

The following summary is extracted from the SRK Report.   Please note that the reserves as stated are an estimate of what can be economically and legally recovered from the mine and, as such, incorporate losses for dilution and mining recovery.    The 1,504,000 ounces of contained gold represents ounces of gold contained in ore in the ground, and therefore does not reflect losses in the recovery process.  Total gold produced is estimated to be 876,000 ounces, or approximately 58.25% of the contained gold. The gold recovery rate is expected to average approximately 58.25% for the entire ore body.  Individual portions of the ore body may experience varying recovery rates ranging from about 48% to 65%.  Oxidized and sandstone ore types may have recoveries of about 65%; siltstone ore types recoveries may be about 48% and latite intrusive ore type recoveries may be about 50%.

El Chanate Mine

Production Summary

	Metric	U.S.
Materials
Reserves
Proven	22.4 Million Tonnes @ 0.70 g/t (1)	24.7 Million Tons @ 0.0204 opt (1)
Probable	48.2 Million Tonnes @ 0.65 g/t (1)	53.0 Million Tons @ 0.0189 opt (1)
Total Reserves (2)	70.6 Million Tonnes @ 0.66 g/t (1)	77.7 Million Tons @ 0.0193 opt (1)
Waste	203.5 Million Tonnes	224.3 Million Tons
Total Ore/Waste	274.1 Million Tonnes	302.0 Million tons

Contained Gold	46.78 Million grams	1,504,000 Oz

Production
Ore Crushed	5.4 Million Tonnes /Year	6.0 Million Tons/Year
	14,868 Mt/d (1)	16,390 t/d (1)

Operating Days/Year	365 Days per year	365 Days per year
Gold Plant Average Recovery	58.25%	58.25%
Average Annual Production	2.1 Million grams	67,391 Oz
Total Gold Produced	27.25 Million grams	876,080 Oz

(1)	“g/t” means grams per metric tonne, “opt” means ounces per ton, “Mt/d” means metric tonnes per day and “t/d” means tons per day.
(2)	The reserve estimates are mainly based on a gold cutoff grade of 0.15 g/t for sandstone and 0.19 grams for siltstone and latite within the pit design.

The SRK resource estimation is based on information from 371 holes for a total of 55,294 meters of drilling.  There are 333 reverse circulation holes and 38 core holes.  The drill holes were carefully logged, sampled and tested with gold fire assay (industry standard).  A geological model was constructed based on four general rock groups which are cut by thrust faults and normal faults.  The mineral resource model blocks are 6m (meters) x 6m x 6m. All block grade estimates were made using 6m bench composites.  An ordinary Kriging algorithm was employed to generate a categorical indicator grade shell based on a 0.1ppm gold threshold.  An inverse distance cubed algorithm was used for the gold grade estimation within the grade shells.

The life of mine plan used as the basis for the reserve is based on operating gold cutoff grades of 0.15 to 0.19 g/t, depending on the ore type to be processed.  The internal (in-pit) and break even cutoff grade calculations are as follows:

Cutoff Grade Calculation Basic Parameters	Internal Cutoff Grade	Break Even Cutoff Grade
Gold Price	US$800/oz	US$800/oz
Gold Selling Cost (4% Royalty, Refining, Transport, Silver Credit, etc)	$25.258/oz	$25.258/oz
Gold Recovery*	58.25%	58.25%

Operating Costs per Tonne of Ore
Mining		$1.08/tonne
Processing – Heap leach	$2.357/tonne	$2.357/tonne

Total	$2.357/tonne	$3.44/tonne

Cutoff Grade	Grams per Tonne	Grams per Tonne
Head Grade Cutoff (58.25% average recovery)	0.15 g/t gold	0.24 g/t gold
Recovered Gold Grade Cutoff	0.09 g/t gold	0.14 g/t gold

* Plant recovery of gold varies by rock type but weighted average gold recovery is expected to average 58.25% based on work done to date.

In May 2010, we initiated the planning and permitting on the construction of an additional leach pad to the east of the existing leach pads.  The total capacity of this additional leach pad will be approximately 8.5 million tonnes (when stacked to six lifts) and cost approximately $7,500.  This pad will be expanded on the south, east and possibly west sides to accommodate the current ore reserve.  When combined with the original and west pads the aggregate capacity will be approximately 20.1 million tonnes.  As of January 31, 2011, we have expended nearly $2,000 towards the construction of this new leach pad. The remaining capital expenditure is anticipated to be expended over the next four months.  Site clearing was initiated in May 2010 and construction commenced in July 2010.  We initiated stacking on the first panel of the leach pad on December 31, 2010.  Stacking on additional panels have and will commence upon completion of the each panel until construction is complete which is anticipated by May 2011.

In July 2010, the Company commenced the use of belt agglomeration with cement which is added to the crushed ore at the El Chanate mine to improve the flow of leaching solution.   We have engaged an independent consultant with respect to heap leaching optimization, which has resulted in recommendations to increase the barren solution flow to the leach pad, increase the pregnant solution flow to the recovery plant, and redirect the low grade solution to the leach pads.  When fully implemented, these operational changes combined with the agglomeration with cement and barren solution may result in improvements in leaching time.  We ordered two agglomeration drums which arrived on site and are now operational.   The use of agglomeration drums will allow for better mixing of cement and lime with the crushed ore, producing a consistent quality control of the product.  The belt agglomeration was a temporary measure until the drums were delivered and operational. The cost of these agglomeration drums and an additional overland conveyor is anticipated to be $2,000.  The full amount was expended as of January 31, 2011.

In October 2009, we procured additional water rights at El Chanate that has enabled us to drill another water supply well.  The new well was completed in October 2010 and will allow for a further increase in solution flow to the leach pads.

We commenced a reverse circulation drill program at our El Chanate mine in April 2010.  The primary reason for the drilling is to replace depleted reserves and improve the forecast accuracy of the mine plan with infill holes.  Drill holes will test the north pit wall for mineralization as well as the outer limits of the pit, and outlying prospective areas.  The program is budgeted to continue through April 2011.  The data from drilling will be used to update the block model for mine planning, and we plan to update our resource estimate before the end of our fiscal year ending July 31, 2011.  Since April 2010 we have drilled 166 reverse circulation holes totaling approximately 20,507 meters.

The following table represents a summary of cumulative activity in connection with our proven and probable mineral reserves:

Proven and probable mineral reserve (Ktonnes of ore)	January 31, 2011	July 31, 2010	July 31, 2009
Ore
Beginning balance (Ktonnes)	66,712	40,911	35,417
Additions	-	30,388	9,342
Reductions	(2,497)	(4,587)	(3,848)
Ending Balance	64,215	66,712	40,911

Contained gold
Beginning balance (thousand of ounces)	1,411	859	719
Additions	-	662	239
Reductions	(56)	(110)	(99)
Ending Balance	1,355	1,411	859

El Chanate is an open pit mining and heap leach processing operation.  Ore is hauled by truck from the pits to the processing plant.  The recovery of gold from certain gold ores is achieved through the heap leaching process. Under this method, ore is placed on impermeable leach pads where it is treated with dilute alkaline cyanide bearing solution, which dissolves gold and silver contained within the ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered.  The processing is a closed circuit, solution is reused, and the process is designed to be zero discharge. The mining and other mobile equipment is mostly refurbished as is the smaller of the two Adsorption, Desorption, Refinery (“ADR”) processing plants.  All other equipment and infrastructure at the El Chanate mine were new when procured.  Management continuously analyzes production results and considers improvements and modernizations as deemed necessary.

Equipment and infrastructure include: A three stage crushing plant, a fleet of haul trucks, loaders and mining support equipment, a leach pad and solution holding ponds, two ADR processing plants, and a refinery.  In addition, there are numerous ancillary support facilities including warehouses, maintenance shops, roadways, administrative offices, power and water supply systems, and a fully equipped assay and metallurgical laboratory.

El Oso Project - Saric Properties – Sonora, Mexico

In April 2008, we leased 12 mining concessions totaling 1,789 hectares located northwest of Saric, Sonora. In addition, we own a claim for approximately 2,233 additional hectares adjacent to this property. The approximate 4,022 hectare area is accessible by paved roads and has cellular phone service from hilltops.  These concessions and this claim are about 60 miles northeast of the El Chanate project. Mineralization is evident throughout the concession group and is hosted by shear zones and stockwork quartz veins in volcanic and intrusive rocks. We have completed exploration work consisting of geological mapping, systematic geochemical sampling of rock and soils, geophysical surveys, trenching and 73 reverse circulation drill holes totaling 6,121 meters and more recently a one meter interval topographic survey over the concession area.  SRK of Lakewood, Colorado has visited the site and has monitored the quality assurance and quality control during these drill campaigns.  We anticipate SRK will assist on the next phase of the exploration program.  All of the drill hole samples have been assayed by ALS Chemex.  The ALS Chemex facility in Hermosillo does the sample preparation, and the assays are performed at the ALS Chemex’s Vancouver laboratory.

In January 2010, we initiated an additional drill campaign at Saric that consisted of 13 core holes totaling approximately 1,100 meters.  The drilling was completed on February 23, 2010 and targeted the existing mineralized structure to confirm the geologic interpretation and confirm the accuracy of previous reverse circulation drilling. The drill-hole samples were assayed by ALS Chemex.  Currently, we are planning to initiate a geophysical survey in mid-2011.  The intention of the geophysical survey is to assist us in determining the focus of our next drill campaign. We are advancing the land agreements and environmental permits to allow further disturbance associated with exploration on our mineral concessions.

The lease agreement required an initial payment of $45 upon execution of the lease.  We are required to pay an additional $250, consisting of ten payments of $25 every four months beginning six months after execution of the lease agreement. The agreement also contains an option to acquire the mining concessions for a cash payment of $1,500 at the end of the term (December 2011).  If we elect not to exercise this option, we would have the ability to mine the concessions by paying a 1% net smelter return to the owners of the leased concessions, capped at $3,000.  Prior payments made under this lease agreement would be deductible from the $3,000 cap.

Orion Project

Through our recent acquisition of Nayarit on August 2, 2010, we control approximately 257,000 acres (104,000 hectares) of mining concessions known as the Orion Project.  The Orion Project lies in the Sierra Madre Occidental, a prolific mining district in Western Mexico. Nayarit was a junior mineral exploration company that was incorporated in November, 2003 and became a public company by virtue of its amalgamation with Canhorn Chemical Corporation on May 2, 2005.  With this recent acquisition, our plan is to continue exploration work on the Orion Project in the State of Nayarit, Mexico. As an exploration stage project, the Orion Project currently does not produce any gold.  The original exploration focus was on the known mineralization of the La Estrella property, one of the original properties making up the Orion Gold Project. With expansion of the property area by almost 1200% in 2005 and 2006, other targets were identified and the strategy has taken on more of a district approach. A reconnaissance drill program initiated in 2007 throughout a small portion of the northern area in the concession resulted in the discovery of the Animas System, which was the focus of Nayarit's diamond drill program.

The Orion Project lies in the prolific Sierra Madre Occidental, which is known to host numerous multi-million ounce gold-silver deposits. The Orion Project is one of the larger contiguous concessions in the Sierra Madre, composed of 257,000 acres (104,000 hectares).  The Orion Project is located on the southeast flank of the Sierra Madre, about 125km south of  the famous Tayoltita district which has reserves reported to be in excess of 20 million gold equivalent ounces.  The concessions are located approximately 110km north–northwest of Tepic, state capital of Nayarit, México, 150km southeast of Mazatlan, Sinaloa.  The Orion Project is located 13 km south–southeast of the town of Acaponeta, Nayarit, in the Motaje Mining District as identified by the Servicio Geologico Mexicano (formerly the Consejo de Recursos Minerales).  We anticipate progressing this project to a pre-feasibility stage by the second quarter 2011.

Nayarit Gold de Mexico, S.A. de C.V. (“Nayarit Mexico”), our wholly-owned subsidiary, has the exclusive right to explore and, as the case may be, exploit the “La Estrella” (title 196009) mining concession, in accordance with the terms of an exploration agreement (the “Exploration Agreement”) dated November 28, 2003 which was entered into by and between Mr. Adrian Evodio Prado Gomez and Minera Portree de Zacatecas, S.A. de C.V., which conveyed its rights to Nayarit Mexico in accordance with the terms of a Conveyance Agreement dated May 20, 2004 (the “Conveyance Agreement”) and amendments thereto dated May 17, 2004, July 29, 2004, November 28, 2007, November 28, 2008 and a letter of intent for a new amendment dated December 4, 2009 (the “Estrella Amendments”).

For the exploration rights of La Estrella as described above, Nayarit Mexico has paid up to date the amount of $650 plus applicable Value Added Tax, and shall pay the following amounts in the dates indicated below, after which payment, Nayarit Mexico will acquire 100% interest to La Estrella concession:

(i)	$100 plus applicable Value Added Tax, in December 8, 2010, which was paid;

(ii)	$100 plus applicable Value Added Tax, in June 8, 2011;

(iii)	$175 plus applicable Value Added Tax, in December 8; 2011

(iv)	$175 plus applicable Value Added Tax, in June 8, 2012; and

(v)	$350 plus applicable Value Added Tax, in December 8, 2012.

The Exploration Agreement and Amendments thereto may be terminated by Nayarit Mexico at any time through a written communication addressed to Prado.

Nayarit Mexico has the unlimited right to explore the following mining concessions (“Huajicari Concessions”), in accordance with the terms of and Exploration and Assignment Option Agreement of Mining Concessions (the “Option Agreement”) dated May 8, 2008, which was entered into by and between Compañía Minera Huajicari, S.A. de C.V. (“Huajicari”) and Nayarit Mexico and amendment thereto, dated December 10, 2009:

CLAIM	TITLE NUMBER
“San Juan Fracc. I”	205392
“San Juan Fracc. II”	205393
“San Francisco Tres”	203136
“San Juan I”	221365
“Isis”	214395
“San Miguel”	224392

For the exploration rights of the Huajicari Concessions as described above, Nayarit Mexico has paid the full amount of $2,500 as of January 31, 2011.  As such, Nayarit Mexico has acquired 100% interest in the Huajicari Concessions in terms of a conveyance agreement that was formalized in early December 2010.

The term granted to Nayarit Mexico for the exploration of the above mentioned mining is 2 years commencing as of the date of execution of the Option Agreement but Nayarit Mexico may terminate the agreement at any time through a written communication addressed to Huajicari.

Nayarit Gold Inc. purchased the Orion Concession by Asset Purchase Agreement dated January 30, 2004. With respect to the Orion concession, Nayarit has granted a 3.5% net smelter return royalty payable to Belitung Limited, an Ontario incorporated company. Nayarit may purchase the royalty outright at any time for CDN$250 in cash or non-assessable common shares. In addition, Nayarit is also subject to a net profits interest on Orion of 10% payable to a previous property owner.

Table: Mining Concessions Controlled by Nayarit Gold de Mexico, SA de CV

Concession Name	Title	File No.	Owner	Surface (ha)
BONANZA I	227603	6923	NAYARIT GOLD DE MÉXICO SA de CV	200.00
EL DORADO	228887	7013	NAYARIT GOLD DE MÉXICO SA de CV	23,001.85
EL MAGNIFICO	221592	6758	NAYARIT GOLD DE MÉXICO SA de CV	7,595.74
EL MAGNIFICO F-I	221588	6758	NAYARIT GOLD DE MÉXICO SA de CV	6.90
EL MAGNIFICO F-II	221589	6758	NAYARIT GOLD DE MÉXICO SA de CV	32.00
EL MAGNIFICO F-III	221590	6758	NAYARIT GOLD DE MÉXICO SA de CV	6.96
EL MAGNIFICO F-IV	221591	6758	NAYARIT GOLD DE MÉXICO SA de CV	8.84
GROSS F I	228826	7002	NAYARIT GOLD DE MÉXICO SA de CV	67,148.77
GROSS F- II	228827	7002	NAYARIT GOLD DE MÉXICO SA de CV	16.00
ORION	205616	6253	NAYARIT GOLD DE MÉXICO SA de CV	527.50
REESE	227775	6980	NAYARIT GOLD DE MÉXICO SA de CV	3,104.29
SAN JUAN I	221365	3/1/639	COMPAÑIA MINERA HUAJICARI SA de CV	45.63
SAN FRANCISCO 3	203136	3/1.3/243	COMPAÑIA MINERA HUAJICARI SA de CV	32.75
SAN JUAN F - II	205393	6250	COMPAÑIA MINERA HUAJICARI SA de CV	0.81
ISIS	214395	6617	COMPAÑIA MINERA HUAJICARI SA de CV	101.34
SAN JUAN F-I	205392	6250	COMPAÑIA MINERA HUAJICARI SA de CV	1,339.01
SAN MIGUEL	224392	3/1/723	COMPAÑIA MINERA HUAJICARI SA de CV	1,177.38
LA ESTRELLA	196009	3/1.3/232	ADRIAN EVODIO PRADO GÓMEZ	146.35

Nayarit Gold has initiated the generation of an environmental impact assessment of the concession(s) (the “EIA”) which is substantially complete. There are no known environmental liabilities on the Concession.  We have received the environmental permits to initiate construction and have made the change of land use with the regulatory authority in Mexico.  Notification to the regulatory authority is required before construction can begin and we are working on obtaining the explosives permit for mining purposes.

We continue to investigate other exploration projects in northern Mexico and other locations.

Result of Operations

Three months ended January 31, 2011 compared to three months ended January 31, 2010

Net income for the three months ended January 31, 2011 and 2010 was approximately $5,290 and $2,944, respectively, representing an increase of approximately 80% over the prior period.  The primary reason for the increase in net income can be attributed to the increase in sales offset by the corresponding increase in costs applicable to sales during the current period as compared to the same period in the prior year.

Revenues & Costs Applicable to Sales

Gold sales for the three months ended January 31, 2011 totaled approximately $20,038 as compared to $13,228 in the prior period representing an increase of approximately $6,810 or 51%.  We sold 14,573 ounces at an average realizable price per ounce of approximately $1,375 in the current period.  We sold 11,816 ounces at an average realizable price per ounce of $1,119 during the same period last year.

Costs applicable to sales were approximately $7,676 and $4,625, respectively, for the three months ended January 31, 2011 and 2010, an increase of approximately $3,051 or 66%.  Cash costs of $516 per ounce of gold sold for the three months ended January 31, 2011 was 39% higher than the $372 for the three months ended January 31, 2010.  The primary reasons for this increase in cash cost per ounce sold in the current period were attributable to:

•
An increase in mining costs of approximately $1,916 or 69% over the prior period.  This was primarily due to higher mining contractor costs of approximately $1,206 or 79% compared to the prior period primarily due to an increase in tonnage mined of 1,457,000 tonnes or 65%, higher diesel fuel consumption of $487 due to an increase in tonnage mined and longer haul distance as the pit deepens, and higher explosive costs of $93 due to the increase in tonnage mined;

•
Higher crushing costs of approximately of $493, an increase of 59% over the prior period, mainly due to: 1) an increase in tonnage going through the crushing circuit of 172,000 tonnes or 16% over the prior period;  2) an increase in electricity consumption and maintenance costs as well as an increase in the usage of crusher parts and supplies with the corresponding increase in tonnage; and 3) an increase in labor costs associated with the hiring of additional crusher operators;

•
An increase in leaching and ADR plant costs of approximately $405 or 22% mainly due to a general increase in consumption of gold leaching chemicals and reagents as well as electricity usage in the processing of ore.  The increased consumption can be mainly attributed to the increased tonnage processed during the current period as compared to the prior period as well as an the result of increasing the gold leaching chemicals and solution flow to the leach pad as we increased the level of lifts or height of the leach pad as well as the increased surface area under leach.

Total costs were $585 per ounce of gold sold for the three months ended January 31, 2011 as compared to $425 total cost per ounce sold in the prior period.  The primary reason for this increase in total costs can be attributable to the reasons detailed above as well as the increase in depreciation and amortization resulting from additions to capital expenditures.

Revenues from by-product sales, which consist of silver, are credited to Costs applicable to sales as a by-product credit. By-product sales amounted to $744 and $290 for the three months ended January 31, 2011 and 2010, on silver ounces sold of 24,687 and 16,400, respectively.

Depreciation and Amortization

Depreciation and amortization expense during the three months ended January 31, 2011 and 2010 was approximately $1,030 and $624, respectively.  The primary reason for the increase of approximately $406, or 65%, in the current period was due to an increase in depreciation and amortization charges related to property, plant and equipment additions.

General and Administration Expense

General and administrative expenses during the three months ended January 31, 2011 were approximately $1,430, a decrease of approximately $601, or 30%, from the three months ended January 31, 2010. The primary reason for the decrease in general and administrative expenses was due to lower salaries and wages of $348 and lower stock compensation expense of $586 related to the resignations of officers and directors in the prior year.  This decrease in general and administrative expense was slightly offset by an in increase in legal expense of $318 mainly due to regulatory filings and litigation with regard to the merger and acquisition activity during the period as well as higher merger and acquisition related expenses of $171 related to the Gammon Gold transaction.

Exploration Expense

Exploration expense during the three months ended January 31, 2011 and 2010 was approximately $826 and $349, respectively, or an increase of $477, or 137%.  The primary reason for the increase in exploration expense can be attributed to on-going exploration work being conducted at our Orion Project in Nayarit State, Mexico, not experienced in the prior period.  We closed our business combination with Nayarit Gold Inc. on August 2, 2010, and have incurred exploration costs of $350 during the current period.

In addition, we initiated a reverse circulation drill program in April 2010.  The primary reason for the drilling is to potentially replace depleted reserves and improve the forecast accuracy of our mine plan going forward with in-fill drill holes.  This program is also designed to test the north pit wall for mineralization as well as outer limits of the pit and outlying prospective areas.  We anticipate this program continuing until April 2011.  The data from this drill program will be used to update the geological block model for mine planning purposes and to potentially update our reserve estimate before the end of our fiscal year ended July 31, 2011.  Since April 2010, we have drilled 166 reverse circulation holes totaling approximately 20,507 meters.

Other Income and Expense

Interest expense was approximately $273 for the three months ended January 31, 2011 compared to approximately $344 for the same period a year earlier.  This decrease was due to lower interest charges incurred during the current period, based on a lower average debt balance compared to the prior period.  As of January 31, 2011 and 2010, there was $2,600 and $6,200, respectively, outstanding on our term note with Standard Bank.

Six months ended January 31, 2011 compared to six months ended January 31, 2010

Net income for the six months ended January 31, 2011 and 2010 was approximately $8,242 and $5,884, respectively, representing an increase of approximately 40% over the prior period.  The primary reasons for the increase in net income can be attributed to the increase in sales offset by both an increase in costs applicable of sales in conjunction with that of the increase in sales and an increase in general and administrative expenses incurred during the current period as compared to the prior period.  General and administrative costs increased $1,304 or 36% mainly due to our activity related to the business combination with Nayarit Gold Inc. that closed on August 2, 2010 and the proposed business combination with Gammon Gold.  See “General and Administrative Expense” below for more detail of these costs that were incurred during the current period.

Due to the business combination with Nayarit Gold Inc. that closed on August 2, 2010, general and administrative costs, as well as exploration expense, increased for the six months ended January 31, 2011 by approximately $197 and $545, respectively, as compared to the prior period.

Revenues & Costs Applicable to Sales

Gold sales for the six months ended January 31, 2011 totaled approximately $38,989 as compared to $24,955 in the prior period representing an increase of approximately $14,034 or 56%.  We sold 29,410 ounces at an average realizable price per ounce of approximately $1,326 in the current period.  We sold 23,549 ounces at an average realizable price per ounce of $1,060 during the same period last year.

Costs applicable to sales were approximately $14,886 and $8,735, respectively, for the six months ended January 31, 2011 and 2010, an increase of approximately $6,151 or 70%.  Cash costs of $495 per ounce of gold sold for the six months ended January 31, 2011 was 39% higher than the $355 for the six months ended January 31, 2010.  The primary reasons for this increase in cash cost per ounce sold in the current period were attributable to:

•
An increase in mining costs of approximately $3,800 or 70% over the prior period.  This was primarily due to higher mining contractor costs of approximately $2,348 or 78% compared to the prior period primarily due to an increase in tonnage mined of 2,744,000 tonnes or 60%, higher diesel fuel consumption of $952 due to an increase in tonnage mined and longer haul distance as the pit deepens, and higher explosive costs of $270 due to the increase in tonnage mined;

•
Higher crushing costs of approximately of $816, an increase of 51% over the prior period, mainly due to: 1) an increase in tonnage going through the crushing circuit of 276,000 tonnes or12% over the prior period;  2) an increase in electricity consumption of $177 as well as an increase in the usage of crusher parts and supplies of $404 with the corresponding increase in tonnage; and 3) an increase in labor costs of $235 associated with the hiring of additional crusher operators;

•
An increase in leaching and ADR plant costs of approximately $782 or 22% mainly due to a general increase in consumption of gold leaching chemicals and reagents of $588 as well as electricity usage of $97 in the processing of ore.  The increased consumption can be mainly attributed to the increased tonnage processed during the current period as compared to the prior period as well as an the result of increasing the gold leaching chemicals and solution flow to the leach pad as we increased the level of lifts or height of the leach pad as well as the increased surface area under leach.

Total costs were $562 per ounce of gold sold for the six months ended January 31, 2011 as compared to $407 total cost per ounce sold in the prior period.  The primary reason for this increase in total costs can be attributable to the reasons detailed above as well as the increase in depreciation and amortization resulting from additions to capital expenditures.

Revenues from by-product sales, which consist of silver, are credited to Costs applicable to sales as a by-product credit. By-product sales amounted to $1,291 and $544 for the six months ended January 31, 2011 and 2010, on silver ounces sold of 49,738 and 32,160, respectively.

Depreciation and Amortization

Depreciation and amortization expense during the six months ended January 31, 2011 and 2010 was approximately $1,990 and $1,224, respectively.  The primary reason for the increase of approximately $766, or 63%, in the current period was due to an increase in depreciation and amortization charges related to property, plant and equipment additions.

General and Administration Expense

General and administrative expenses during the six months ended January 31, 2011 were approximately $4,964, an increase of approximately $1,304, or 36%, from the six months ended January 31, 2010. The primary reason for the increase in general and administrative expenses was due to:  1) an increase in merger and acquisition related expenses of $2,046, including investment advisory fees incurred as a result of the closing of the Nayarit Gold Inc. business combination as of August 2, 2010 ($880) as well as fees associated with obtaining a fairness opinion related to entering into a definitive agreement with Gammon Gold Inc. ($401); 2) increase in legal fees associated with the above referenced merger and acquisition activity including work related to regulatory filings and litigation of $415; and 3) decrease in salaries and wages of $684 and stock compensation expense of $588 due to resignations of officers and directors in the prior period.

Exploration Expense

Exploration expense during the six months ended January 31, 2011 and 2010 was approximately $1,449 and $681, respectively, or an increase of $768, or 113%.  The primary reason for the increase in exploration expense can be attributed to on-going exploration work being conducted at our Orion Project in Nayarit State, Mexico.  We closed our business combination with Nayarit Gold Inc. on August 2, 2010, and incurred exploration costs of $545 during the current period.

In addition, we initiated a reverse circulation drill program in April 2010.  The primary reason for the drilling is to potentially replace depleted reserves and improve the forecast accuracy of our mine plan going forward with in-fill drill holes.  This program is also designed to test the north pit wall for mineralization as well as outer limits of the pit and outlying prospective areas.  We anticipate this program continuing until April 2011.  The data from this drill program will be used to update the geological block model for mine planning purposes and to potentially update our reserve estimate before the end of our fiscal year ended July 31, 2011.  Since April 2010, we have drilled 166 reverse circulation holes totaling approximately 20,507 meters.

Other Income and Expense

Interest expense was approximately $575 for the six months ended January 31, 2011 compared to approximately $720 for the same period a year earlier.  This decrease was due to lower interest charges incurred during the current period, based on a lower average debt balance compared to the prior period.  As of January 31, 2011 and 2010, there was $2,600 and $6,200, respectively, outstanding on our term note with Standard Bank.

Income Tax Expense

Income tax expense was $6,900 during the six months ended January 31, 2011, compared to $3,997 for the same period in the prior fiscal year.  The factors that most significantly impacted our increase in income tax expense of $2,903 or 73% were the increase in income before taxes in the current period of $5,261 as compared to the prior year as well as the increase in the Mexican statutory tax rate from 28% to 30% that was enacted on January 1, 2010.  The increase in income before taxes was primarily due to the increase in sales offset by an increase in costs applicable of sales in conjunction with that of the increase in sales.

Changes in Foreign Exchange Rates

During the six months ended January 31, 2011 and 2010, we recorded equity adjustments from foreign currency translations of approximately $3,636 and $100, respectively.  These translation adjustments are related to changes in the rates of exchange between the Mexican Peso, Canadian dollar and the U.S. dollar and are included as a component of other comprehensive income.  The Mexican Peso and the U.S. dollar exchange rate as of January 31, 2011 was 12.2237.  The Canadian dollar and the U.S. dollar exchange rate as of January 31, 2011 was $1.0017.  As of July 31, 2010, the Mexican Peso and the U.S. dollar exchange rate was 12.7012.

Summary of Quarterly Results
(000’s except per share Data)

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	January 31, 2011	January 31, 2010	January 31, 2011	January 31, 2010

Revenues	$20,038	$13,228	$38,989	$24,955
Net Income	$5,290	$2,944	$8,242	$5,884
Basic net income per share	$0.09	$0.06	$0.13	$0.12
Diluted net income per share	$0.09	$0.06	$0.13	$0.12
Gold ounces sold	14,573	11,816	29,410	23,549
Average price received	$1,375	$1,119	$1,326	$1,060
Cash cost per ounce sold(1)	$516	$372	$495	$355
Total cost per ounce sold(1)	$585	$425	$562	$407

(1)
"Cash costs per ounce sold" is a Non-GAAP measure which includes all direct mining costs, refining and transportation costs and by-product credits as well as royalties as reported in the Company's financial statements.  “Total cost per ounce sold” is a Non-GAAP measure which includes “cash costs per ounce sold” as well as depreciation and amortization as reported in the Company's financial statements.

The following table reconciles the Non-GAAP measure “Cash costs per ounce sold” to the GAAP measure of “Costs applicable to sales per ounce sold”:

	For the Three	For the Three	For the Six	For the Six
	Months Ended	Months Ended	Months Ended	Months Ended
Reconciliation from non-GAAP measure to US GAAP	January 31, 2011	January 31, 2010	January 31, 2011	January 31, 2010

Cash cost per ounce sold	$516	$372	$495	$355
Intercompany management fee	12	14	13	14
Other	(1)	5	(2)	2
Costs applicable to sales per ounce sold*	$527	$391	$506	$371

*This measurement excludes depreciation and amortization.

Summary of Results of Operations

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	January 31, 2011	January 31, 2010	January 31, 2011	January 31, 2010

Tonnes of ore mined	1,276,664	1,097,645	2,497,904	2,233,537
Tonnes of waste removed	2,411,070	1,113,353	4,805,691	2,326,179
Ratio of waste to ore	1.89	1.03	1.92	1.04
Tonnes of ore processed	1,261,952	1,090,184	2,488,089	2,212,367
Grade (grams/tonne)	0.67	0.74	0.66	0.72
Gold (ounces)
- Produced(1)	14,947	12,045	29,751	23,953
- Sold	14,573	11,816	29,410	23,549

(1)	Gold produced each year does not necessarily correspond to gold sold during the year, as there is a time delay in the actual sale of the gold.

Liquidity and Capital Resources

Operating activities

Cash provided by operating activities during the six months ended January 31, 2011 and 2010 was $5,799 and $5,210, respectively.   The primary reason for the increase in cash flow provided by operating activities was due to a higher ounces being sold at a higher realized gold price during the current quarter versus that of the same period in the prior year.

Investing Activities

Cash used in investing activities during the six months ended January 31, 2011, amounted to approximately $7,651, primarily due to leach pad expansion costs incurred during the current period, the procurement of agglomeration equipment, payments made regarding the Huajicari concessions, and additions to our asset retirement obligation.  Cash used in investing activities during the six months ended January 31, 2010, amounted to approximately $4,922, primarily for the acquisition of an additional tertiary crusher and screen plant, additional water rights, as well as costs incurred for leach pad expansion.

In May 2010, we initiated the planning and permitting on the construction of an additional leach pad to the east of the existing leach pads.  The total capacity of this additional leach pad will be approximately 8.5 million tonnes (when stacked to six lifts) and cost approximately $7,500.  This pad will be expanded on the south, east and possibly west sides to accommodate the current ore reserve.  When combined with the original and west pads the aggregate capacity will be approximately 20.1 million tonnes.  As of January 31, 2011, we have expended nearly $3,558 towards the expansion of this new leach pad. The remaining capital expenditure is anticipated to be expended over the next four months.  Site clearing was initiated in May 2010 and construction commenced in July 2010.  We initiated stacking on the first panel of the leach pad on December 31, 2010.  Stacking on additional panels have and will commence upon completion of the each panel until construction is complete which is anticipated by May 2011.

In July 2010, the Company commenced the use of belt agglomeration with cement which is added to the crushed ore at the El Chanate mine to improve the flow of leaching solution.   We have engaged an independent consultant with respect to heap leaching optimization, which has resulted in recommendations to increase the barren solution flow to the leach pad, increase the pregnant solution flow to the recovery plant, and redirect the low grade solution to the leach pads.  When fully implemented, these operational changes combined with the agglomeration with cement and barren solution may result in improvements in leaching time.  We ordered two agglomeration drums which arrived on site and are now operational.   The use of agglomeration drums will allow for better mixing of cement and lime with the crushed ore, producing a consistent quality control of the product.  The belt agglomeration was a temporary measure until the drums were delivered and operational. The cost of these agglomeration drums and an additional overland conveyor is anticipated to be $2,154.  The full amount was expended as of January 31, 2011.

For the exploration rights of the Huajicari Concessions, Nayarit Mexico paid the remaining $500 that was due under this agreement during the six months ended January 31, 2011.  As such, Nayarit Mexico has acquired a 100% interest in the Huajicari Concessions under the terms of a conveyance agreement that was formalized in early December 2010.

Financing Activities

Cash used in financing activities during the six months ended January 31, 2011 amounted to approximately $1,437, primarily from repayments on the Credit Agreement in the amount of $1,800.  We also received proceeds of approximately $358 in the current period from the issuance of common stock upon the exercising of 101,209 options.  Cash used in financing activities during the six months ended January 31, 2010 amounted to approximately $1,893, primarily from repayments on the Credit Agreement in the amount of $1,800.  We also received proceeds of approximately $53 during this period from the issuance of common stock upon the exercising of 125,000 options.

 Business Combination Agreements

On October 1, 2010, the Company and Gammon Gold Inc. (“Gammon Gold”) entered into a definitive merger agreement pursuant to which Gammon Gold offered to acquire all of the issued and outstanding common shares of Capital Gold in a cash and share transaction (the “Gammon Transaction”). The total consideration for the purchase of 100% of the fully diluted shares of Capital Gold is approximately US$288 million or US$4.57 per Capital Gold share based on Gammon Gold’s closing price on September 24, 2010 on the NYSE. The Gammon Transaction has the unanimous support of both companies’ Boards of Directors and Officers.  Under the terms of the Gammon Transaction, each common share of Capital Gold will be exchanged for 0.5209 common shares of Gammon Gold and a cash payment in the amount of US$0.79 per share. Based on the September 24, 2010 closing price of Capital Gold’s shares on the NYSE EURONEXT, the acquisition price represents a 20% premium to the close on September 24th and a 30% premium to the 20-day volume weighted average price on the NYSE EURONEXT ending on that date.  The consummation of the Gammon Transaction is subject to numerous contingencies as described in the related merger agreement including, but not limited to, Capital Gold stockholder approval.

On August 2, 2010, the Company acquired Nayarit Gold, Inc. (“Nayarit”). As a result of the Business Combination, Nayarit became a wholly-owned subsidiary of the Company.  In connection with the Business Combination, each outstanding share of Nayarit common stock was converted into 0.134048 shares of Capital Gold common stock, with cash paid in lieu of any fractional share.  Capital Gold issued 12,454,354 shares of its common stock in the Business Combination to Nayarit's current stockholders and has reserved for issuance an additional 1,621,981 and 903,483 shares of Capital Gold common stock upon the exercise of former Nayarit warrants and options, respectively.  Based on the number of outstanding shares of Nayarit common stock and Capital Gold common stock, after the consummation of the Business Combination, the stockholders of Nayarit own approximately 20.4% of Capital Gold on a non-diluted basis.

Labor issues

The workforce at the El Chanate mine is currently non-unionized; however, a national labor union is seeking to permit workers to vote on whether or not they would like to organize under such labor union. CGC is reviewing its options with respect to the union’s activities. If the workforce were permitted to unionize, such activity could result in higher production costs at the El Chanate mine. The Labor Board of Mexico City has granted the aforementioned national labor union the right to vote to determine if such union should be permitted to represent the workforce. Prior to the date of the vote, CGC may enter into a voluntary agreement with the union. If CGC does not arrive at a voluntary agreement with the union, and the workforce votes to permit the union to represent it, CGC will be required to negotiate an agreement with the union. If the national labor union does not represent CGC’s workforce, CGC could continue as a non-unionized mine or elect to negotiate with a different union. The national labor union seeking to unionize CGC’s workforce may illegally interrupt operations at the El Chanate mine, which could have a material adverse effect on CGC’s business, financial condition or results of operations. On January 14, 2011, a vote was scheduled to be held at the mine site regarding a national labor union. The Labor Board of Mexico City had granted the national labor union the right to vote to determine if such union should be permitted to represent the workforce at El Chanate. The national labor union elected not to travel to site and conduct the vote to unionize on such date. As of the date of this filing, the mine site has the ability to continue as a non-unionized workforce or negotiate with a different union.

Term loan and Revolving Credit Facility

In September 2008, we closed an Amended And Restated Credit Agreement (the “Credit Agreement”) involving our wholly-owned Mexican subsidiaries MSR and Oro, as borrowers (“Borrowers”), us, as guarantor, and Standard Bank PLC (“Standard Bank”), as the lender.  The Credit Agreement amends and restates the prior credit agreement between the parties dated August 15, 2006.  Under the Credit Agreement, MSR and Oro borrowed money in an aggregate principal amount of up to $12,500 (the “Term Loan”) for the purpose of constructing, developing and operating the El Chanate gold mining project in Sonora State, Mexico.  We guaranteed the repayment of the Term Loan and the performance of the obligations under the Credit Agreement.  As of January 31, 2011, the outstanding amount on the term note was $2,600 and accrued interest on this agreement was approximately $6.

 Term Loan principal shall be repaid quarterly and commenced on September 30, 2008 and consisted of four payments in the amount of $1,125, followed by eight payments in the amount of $900 and two final payments in the amount of $400. There is no prepayment fee.  Principal under the Term Loan shall bear interest at a rate per annum equal to the LIBO Rate, as defined in the Credit Agreement, for the applicable Interest Period plus the Applicable Margin. An Interest Period can be one, two, three or six months, at the option of the Borrowers. The Applicable Margin for the Term Loan is 2.5% per annum. Pursuant to the terms of the Credit Agreement, operating accounts remain subject to an account pledge agreement between MSR and Standard Bank.

The Loan is secured by all of the tangible and intangible assets and property owned by MSR and Oro.  As additional collateral for the Loan, the Company, together with its subsidiary, Leadville Mining & Milling Holding Corporation, pledged all of its ownership interest in MSR and Oro.

On June 30, 2010, Capital Gold Corporation (“Capital Gold” or the “Company”) entered into the First Amendment to the Amended and Restated Credit Agreement (the “Amendment”) by and among the Borrowers (as defined above), the Company, as guarantor, and Standard Bank, as the lender.  The Amendment amends the Credit Agreement the parties entered into on September 18, 2008 with retroactive effect from July 17, 2008, which amended and restated the Credit Agreement between the parties dated August 15, 2006.  The Credit Agreement provided for a senior secured term credit facility in the aggregate amount of $12,500 (the “Term Facility”) and provided for a senior secured revolving credit facility in the aggregate principal amount of $5,000 (the “Revolving Facility”).   Capital Gold guarantees all obligations of the Borrowers under the Term Facility and the Revolving Facility. The material amendments to the Credit Agreement contained in the Amendment are as follows:

The Amendment increases the Revolving Facility to $7,500.  The Revolving Facility is available for a two-year period commencing June 30, 2010.  The Borrowers may request a borrowing of the Revolving Facility from time to time, provided that each borrowing shall be in a minimum aggregate amount of $500.  All amounts due under the Revolving Facility, including all accrued interest and other amounts described in the Credit Agreement, shall be due and payable on June 30, 2012.

Amounts borrowed under the Term Facility and the Revolving Facility bear interest at a rate per annum equal to the LIBO Rate, as defined in the Credit Agreement, for the applicable interest period plus the applicable margin.  The applicable margin for the Revolving Facility was increased in the Amendment to 3.0% per annum.

The Borrowers are to use the proceeds of the Revolving Facility to fund general corporate and working capital requirements in connection with the El Chanate gold mining project and the Saric gold exploration project.

Debt Covenants

Capital Gold’s Credit Agreement with Standard Bank, as amended, requires it, among other obligations, to meet certain financial covenants including, but not limited to, (i) a ratio of current assets to current liabilities at all times greater than or equal to 1.20:1.00, (ii) a quarterly minimum tangible net worth at all times of at least U.S. $30,000, (iii) maintain a ratio of  debt to cash flow from operations of no greater than 2.50:1.00, and (iv) a quarterly average minimum liquidity of U.S. $500.  In addition, the Credit Agreement restricts, among other things, Capital Gold’s ability to incur additional debt, create liens on its property, dispose of any assets, merge with other companies, enter into hedge agreements, organize or invest in subsidiaries or make any investments above a certain dollar limit.  A failure to comply with the restrictions contained in the Credit Agreement could lead to an event of default thereunder which could result in an acceleration of such indebtedness. As a condition to closing the Nayarit Business Combination, Capital Gold obtained the consent of Standard Bank.

As of January 31, 2011, we and our related entities were in compliance with all debt covenants and default provisions.

Environmental and Permitting Issues

Management does not expect that environmental issues will have an adverse material effect on our liquidity or earnings.  The Company complies with all laws, rules and regulations concerning mining, environmental, health, zoning and historical preservation issues and we are not aware of any environmental issues or reclamation issues at the El Chanate concessions.  We have received the required Mexican government permits for operations.  Any revisions to our mine plan may require us to amend the permits.

We received the annual extension to the explosive use permit from the relevant authorities.  The permit is valid through December 2011.

We include environmental and reclamation costs on an ongoing basis, in our revenue and cost projections.  No assurance can be given that environmental regulations will not be revised by the Mexican authorities in the future.  As of January 31, 2011, we have estimated the reclamation costs for the El Chanate site to be approximately $4,782 if we had to reclaim the property as of that date.  Reclamation costs are allocated to expense over the life of the related assets and are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation and closure costs. The asset retirement obligation is based on when the spending for an existing environmental disturbance and activity to date will occur. We review, on an annual basis, unless otherwise deemed necessary, the asset retirement obligation for the mine site.  We reviewed the estimated present value of the El Chanate mine reclamation and closure costs as of January 31, 2011 primarily due to the addition of the new leach pad in accordance with ASC guidance for asset retirement and environmental obligations.  As of January 31, 2011, our reclamation and remediation liability was $2,769.

Recently Issued Accounting Pronouncements

See Note 2 to the Condensed Consolidated Financial Statements contained in Item 1. Financial Statements above.

Disclosure About Off-Balance Sheet Arrangements

We do not have any transactions, agreements or other contractual arrangements that constitute off-balance sheet arrangements.

Critical Accounting Policies

Our financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management’s application of accounting policies. Critical accounting policies for us include inventory, revenue recognition, property, plant and mine development, impairment of long-lived assets, accounting for equity-based compensation, environmental remediation costs, accounting for derivative and hedging activities, income taxes and use of estimates.

Ore on Leach Pads and Inventories (“In-Process Inventory”)

Costs that are incurred in or benefit the productive process are accumulated as ore on leach pads and inventories. Ore on leach pads and inventories are carried at the lower of average cost or market. The current portion of ore on leach pads and inventories is determined based on the amounts to be processed within the next 12 months. The major classifications are as follows:

Ore on Leach Pads

The recovery of gold from ore is achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore. The resulting “pregnant” solution is further processed in a processing plant that extracts gold from this solution producing gold doré. Costs are applied to ore on leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to the mining operation. Costs are removed from ore on leach pads as ounces are recovered based on the average cost per estimated recoverable ounce of gold on the leach pad.

The estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on fire assay data) and a recovery percentage (based on ore type and column testwork). It is estimated that the Company’s leach pad at El Chanate will recover all ounces placed within a one year period from date of placement.

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process needs to be constantly monitored and estimates need to be refined based on actual results over time. The Company’s operating results may be impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads.

In-process Inventory

In-process inventories represent materials that are currently in the process of being converted to a saleable product. Conversion processes vary depending on the nature of the ore and the specific processing facility, but include leach in-circuit, flotation and column cells and carbon in-pulp inventories. In-process material are measured based on assays of the material fed into the process and the projected recoveries of the respective plants. In-process inventories are valued at the average cost of the material fed into the process attributable to the source material coming from the mines and/or leach pads plus the in-process conversion costs, including applicable depreciation relating to the process facilities incurred to that point in the process.

Precious Metals Inventory

Precious metals inventories include gold doré and/or gold bullion. Precious metals that result from the Company’s mining and processing activities are valued at the average cost of the respective in-process inventories incurred prior to the refining process, plus applicable refining costs.

Materials and Supplies

Materials and supplies are valued at the lower of average cost or net realizable value. Cost includes applicable taxes and freight.

Mineral Reserves

Critical estimates are inherent in the process of determining our reserves. Our reserves are affected largely by our assessment of future metals prices, as well as by engineering and geological estimates of ore grade, accessibility and production cost. Metals prices are estimated at long-term averages. Our assessment of reserves occurs periodically and we utilize external firms to conduct such reserve estimates.

Reserves are a key component in valuation of our properties, plants and equipment. Reserve estimates are used in determining appropriate rates of units-of-production depreciation, with net book value of many assets depreciated over remaining estimated reserves. Reserves are also a key component in forecasts, with which we compare future cash flows to current asset values to ensure that carrying values are reported appropriately. Reserves also play a key role in the valuation of certain assets in the determination of the purchase price allocations for our acquisitions.  Reserves are a culmination of many estimates and are not guarantees that we will recover the indicated quantities of metals.

Property, Plant and Mine Development

Expenditures for new facilities or equipment and expenditures that extend the useful lives of existing facilities or equipment are capitalized and depreciated using the straight-line method at rates sufficient to depreciate such costs over the estimated productive lives, which do not exceed the related estimated mine lives, of such facilities based on proven and probable reserves.

Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, costs incurred prospectively to develop the property will be capitalized as incurred and are amortized using the units-of-production (“UOP”) method over the estimated life of the ore body based on estimated recoverable ounces or pounds in proven and probable reserves.

Goodwill

Goodwill is not amortized and is assessed for impairment at the reporting unit level on at least an annual basis. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, a potential goodwill impairment has been identified and must be quantified by comparing the estimated fair value of the reporting unit’s goodwill to its carrying value. Any goodwill impairment will result in a reduction in the carrying value of goodwill on the consolidated balance sheet and in the recognition of a non-cash impairment charge in operating income.

The Company’s goodwill relates exclusively to the acquisition of Nayarit Gold Inc. including its mineral property and exploration property interests.

Impairment of Long-Lived Assets

We review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets, including goodwill, if any. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on quantities of recoverable minerals, expected gold and other commodity prices (considering current and historical prices, price trends and related factors), production levels and operating costs of production and capital, all based on life-of-mine plans. Existing proven and probable reserves and value beyond proven and probable reserves, including mineralization other than proven and probable reserves and other material that is not part of the measured, indicated or inferred resource base, are included when determining the fair value of mine site reporting units at acquisition and, subsequently, in determining whether the assets are impaired. The term “recoverable minerals” refers to the estimated amount of gold or other commodities that will be obtained after taking into account losses during ore processing and treatment. Estimates of recoverable minerals from such exploration stage mineral interests are risk adjusted based on management’s relative confidence in such materials. In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of future cash flows from other asset groups. Our estimates of future cash flows are based on numerous assumptions and it is possible that actual future cash flows will be significantly different than the estimates, as actual future quantities of recoverable minerals, gold and other commodity prices, production levels and operating costs of production and capital are each subject to significant risks and uncertainties.

Reclamation and Remediation Costs (Asset Retirement Obligations)

Reclamation costs are allocated to expense over the life of the related assets and are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation and closure costs. The asset retirement obligation is based on when the spending for an existing environmental disturbance and activity to date will occur. We review, on an annual basis, unless otherwise deemed necessary, the asset retirement obligation at our mine site in accordance with ASC guidance for asset retirement and environmental obligations.

Deferred Financing Costs

Deferred financing costs which were included in other assets relate to costs incurred in connection with bank borrowings and are amortized over the term of the related borrowings.

Intangible Assets

Purchased intangible assets consisting of rights of way, easements, net profit interests, etc. are carried at cost less accumulated amortization. Amortization is computed using the straight-line method over the economic lives of the respective assets, generally five years or using the units of production method. It is our policy to assess periodically the carrying amount of our purchased intangible assets to determine if there has been an impairment to their carrying value. Impairments of intangible assets are determined in accordance with ASC guidance for intangibles. There was no impairment at January 31, 2011.

Fair Value of Financial Instruments

The carrying value of our financial instruments, including cash and cash equivalents, marketable securities, loans receivable, accrued expenses and accounts payable approximated fair value because of the short maturity of these instruments.  The carrying amount of the Company’s accounts receivable balance approximates fair value.  The carrying value of the Company’s long-term debt approximates fair value due to the variable nature of its interest rate.

Revenue Recognition

Revenue is recognized from the sale of gold doré when persuasive evidence of an arrangement exists, the price is determinable, the product has been shipped to the refinery, the title has been transferred to the customer and collection of the sales price is reasonably assured from the customer.  The Company sells its precious metal content to a financial institution. Revenues are determined by selling the precious metal content at the spot price. Sales are calculated based upon assay of the doré’s precious metal content and its weight.  The Company sells approximately 95% of the precious metal content contained within the doré from the refinery based upon the preliminary assay of the Company. The residual ounces are sold upon obtaining the final assay and settlement for the shipment. The Company forwards an irrevocable transfer letter to the refinery to authorize the transfer of the precious metal content to the customer.  The sale is recorded by the Company upon the refinery pledging the precious metal content to the customer.  The Company waits until the doré precious metal content is pledged to the customer at the refinery to recognize the sale because collectability is not ensured until the doré precious metal content is pledged.  The sale price is not subject to change subsequent to the initial revenue recognition date.

Revenues from by-product sales, which consist of silver, will be credited to Costs applicable to sales as a by-product credit.  By-product sales amounted to $1,291 and $544 for the three months ended January 31, 2011 and 2010.

Foreign Currency Translation

Assets and liabilities of the Company's Mexican subsidiaries are translated to US dollars using the current exchange rate for assets and liabilities. Amounts on the statement of operations are translated at the average exchange rates during the year. Gains or losses resulting from foreign currency translation are included as a component of other comprehensive income (loss).

Comprehensive Income (Loss)

Comprehensive income (loss) which is reported on the accompanying consolidated statement of stockholders' equity as a component of accumulated other comprehensive income (loss) consists of accumulated foreign translation gains and losses, the fair value change in our interest rate swap agreement and net unrealized gains and losses on available-for-sale securities.

Income Taxes

On October 1, 2007, the Mexican Government enacted legislation which introduces certain tax reforms as well as a new minimum flat tax system, which was effective for tax year 2008.  This new flat tax system integrates with the regular income tax system and is based on cash-basis net income that includes only certain receipts and expenditures.  The flat tax is set at 17.5% of cash-basis net income for tax year 2010, which increased from 17% for tax year 2009.  If the flat tax is positive, it is reduced by the regular income tax and any excess is paid as a supplement to the regular income tax.  For the tax year 2010, the Mexican Government introduced a reform where if the flat tax is negative, companies will not be permitted to reduce the income tax, as it may only serve to reduce the regular flat tax payable in that year or can be carried forward for a period of up to ten years to reduce any future flat tax.

On January 1, 2010, the Mexican government enacted legislation, which increases the regular income tax rate from 28% to 30%.  The regular income tax rate will decrease to 29% in 2013 and then back to 28% in 2014, according to legislation.

Companies are required to prepay income taxes on a monthly basis based on the greater of the flat tax or regular income tax as calculated for each monthly period.  This legislation remains subject to ongoing varying interpretations.  There is the possibility of implementation amendments by the Mexican government and the estimated future income tax liability recorded at the balance sheet date may change.

Deferred income tax assets and liabilities are determined based on differences between the financial statement reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws in effect when the differences are expected to reverse. In accordance with ASC guidance for income taxes, the measurement of deferred income tax assets is reduced, if necessary, by a valuation allowance for any tax benefits, which are, on a more likely than not basis, not expected to be realized. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in the period that such tax rate changes are enacted.

Equity Based Compensation

In connection with offers of employment to our executives as well as in consideration for agreements with certain consultants, we issue options and warrants to acquire our common stock. Employee and non-employee awards are made in the discretion of the Board of Directors.

We account for stock compensation under ASC guidance for compensation – stock compensation, which requires the Company to expense the cost of employees services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This expense must be recognized ratably over the requisite service period following the date of grant.

Accounting for Derivatives and Hedging Activities

On October 11, 2006, prior to our initial draw on the Credit Agreement, we entered into interest rate swap agreements in accordance with the terms of the Credit Agreement, which requires that we hedge at least 50% of our outstanding debt under this agreement.  The agreements entered into cover $9,375 or 75% of the outstanding debt. Both swaps covered this same notional amount of $9,375, but over different time horizons.  The first covered the six months that commenced on October 11, 2006 and terminated on March 31, 2007 and the second covers the period from March 30, 2007 through December 31, 2010. We intend to use discretion in managing this risk as market conditions vary over time, allowing for the possibility of adjusting the degree of hedge coverage as we deem appropriate.  However, any use of interest rate derivatives will be restricted to use for risk management purposes.

We used variable-rate debt to finance a portion of the El Chanate Project. Variable-rate debt obligations expose us to variability in interest payments due to changes in interest rates.  As a result of these arrangements, we will continuously monitor changes in interest rate exposures and evaluate hedging opportunities. Our risk management policy permits us to use any combination of interest rate swaps, futures, options, caps and similar instruments, for the purpose of fixing interest rates on all or a portion of variable rate debt, establishing caps or maximum effective interest rates, or otherwise constraining interest expenses to minimize the variability of these effects.

The interest rate swap agreements are accounted for as cash flow hedges, whereby “effective” hedge gains or losses are initially recorded in other comprehensive income and later reclassified to the interest expense component of earnings coincidently with the earnings impact of the interest expenses being hedged. “Ineffective” hedge results are immediately recorded in earnings also under interest expense.  No component of hedge results is excluded from the assessment of hedge effectiveness.

We are exposed to credit losses in the event of non-performance by counterparties to these interest rate swap agreements, but we do not expect any of the counterparties to fail to meet their obligations. To manage credit risks, we select counterparties based on credit ratings, limit our exposure to a single counterparty under defined guidelines, and monitor the market position with each counterparty as required by ASC guidance for derivatives and hedging.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Item 3.  Quantitative and Qualitative Disclosures About Market Risk. (in thousands, except for per share and ounce amounts)

Metal Price

Changes in the market price of gold significantly affects our profitability and cash flow.  Gold prices can fluctuate widely due to numerous factors, such as demand; forward selling by producers; central bank sales, purchases and lending; investor sentiment; the relative strength of the U.S. dollar and global mine production levels.

Foreign Currency

Changes in the foreign currency exchange rates in relation to the U.S. dollar may affect our profitability and cash flow.  Foreign currency exchange rates can fluctuate widely due to numerous factors, such as supply and demand for foreign and U.S. currencies and U.S. and foreign country economic conditions.  Most of our assets and operations are in Mexico; therefore, we are more susceptible to fluctuations in the Mexican peso / U.S. dollar exchange.  Our Mexico operations sell their metal production based on a U.S. dollar gold price as is the general, world-wide convention.  Fluctuations in the local currency exchange rates in relation to the U.S. dollar can increase or decrease profit margins to the extent costs are paid in local currency at foreign operations.  Foreign currency exchange rates in relation to the U.S. dollar have not had a material impact on our determination of proven and probable reserves.  However, if a sustained weakening of the U.S. dollar in relation to the Mexican peso that impacts our cost structure was not mitigated by offsetting increases in the U.S. dollar gold price or by other factors, then profitability, cash flows and the amount of proven and probable reserves in the applicable foreign country could be reduced.  The extent of any such reduction would be dependent on a variety of factors including the length of time of any such weakening of the U.S. dollar, and management’s long-term view of the applicable exchange rate.  We believe, however, that this exchange rate variability has not had a material impact on our financial statements.

Interest Rate Swap Contracts

On October 11, 2006, prior to our initial draw on the Credit Agreement, we entered into interest rate swap agreements in accordance with the terms of the Credit Agreement.  Although the Credit Facility requires that we hedge at least 50% of our outstanding debt under this facility, we elected to cover $9,375 or 75% of the outstanding debt.  Our interest rate swap contract terminated on December 31, 2010.  However, we intend to use discretion in managing this risk as market conditions vary over time, allowing for the possibility of adjusting the degree of hedge coverage as we deem appropriate.  In any case, our use of interest rate derivatives will be restricted to use for risk management purposes.

Item 4. Controls and Procedures.

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").  This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized, and reported within the required time periods.  In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.  Our President and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this quarterly report.  They have concluded that, as of that date, our disclosure controls and procedures were effective at ensuring that required information will be disclosed on a timely basis in our reports filed under the Exchange Act.

No change in our internal control over financial reporting occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

Item 1.	Legal Proceedings.

 Subsequent to the announcement of the merger, eleven putative shareholder class action complaints were filed challenging the transaction. Five complaints were filed in the Supreme Court of the State of New York, New York County, the New York Actions, and six were filed in the Delaware Court of Chancery, the Delaware Actions. The New York complaints captioned Jenkins v. Capital Gold Corp., et al., Index No. 651651/2010; Schroeder v. Capital Gold Corp., et al., Index No. 651652/2010; and Leone v. Capital Gold Corp., et al., Index No. 651690/2010, name as defendants the directors of CGC, as well as CGC and Gammon Gold. The New York complaint captioned Kramer v. Capital Gold Corp., et al., Index No. 651678/2010, names as defendants the directors of CGC, CGC’s Chief Financial Officer and Secretary as well as CGC and Gammon Gold. The New York complaint captioned Stanford v. Cooper, et al., Index No. 651827/2010, names as defendants the directors of CGC, as well as CGC, Gammon Gold and Capital Gold AcquireCo, Inc., Gammon Gold’s wholly-owned subsidiary. The New York plaintiffs allege generally that the CGC officers and directors breached their fiduciary duties to CGC stockholders by agreeing to an unfair price and an inappropriate sale process, and that the individual defendants agreed to the merger to benefit themselves personally at the expense of stockholder interests. The Kramer and Stanford complaints allege in addition that the proposed transaction involves unreasonable deal protection devices, including a nonsolicitation agreement, matching rights, and an unreasonable termination fee. The New York Actions further claim that CGC and Gammon Gold aided and abetted the purported breaches of fiduciary duties. The New York Actions seek injunctive relief, including enjoining the transaction and rescinding all agreements made in anticipation of the transaction or awarding the plaintiffs and the purported class rescissory damages. The New York Actions additionally seek attorneys’ and other fees and costs, in addition to seeking other relief.  On February 15, 2011, the New York court entered an order consolidating the New York actions, and on March 2, 2011, lead plaintiffs served an amended complaint.  The defendants’ date to answer or move to dismiss the consolidated complaints is April 18, 2011.

The Delaware complaints captioned Boehm v. Capital Gold Corp., et al. Case No. 5887-VCL; and Wood v. Capital Gold Corp., et al., Case No. 5920- , name as defendants the directors of CGC, as well as CGC, Gammon Gold, and Capital Gold AcquireCo, Inc. The Delaware complaint captioned Pait v. Sutherland, et al., Case No. 5899-VCN, names as defendants the directors of CGC and Gammon Gold. The Delaware complaints captioned Reggio v. Capital Gold Corp., et al., Case No. 5939- , Blumenthal v. Capital Gold Corp., Case No. 5940- , and McClure v. Capital Gold Corp., et al., Case No. 5945- , name as defendants CGC and its directors, as well as Gammon Gold. The Delaware Actions allege generally that the CGC directors breached their fiduciary duties to CGC’s stockholders by agreeing to an unfair price, an inappropriate sale process, and unreasonable deal protection devices, including a non-solicitation agreement, matching rights, an unreasonable termination fee, and an impermissible director voting agreement. The Boehm, Wood, Reggio, Blumenthal and McClure complaints further claim that CGC, Gammon Gold, and/or Capital Gold AcquireCo, Inc. aided and abetted the purported breaches of fiduciary duties. The Delaware Actions seek injunctive relief, including enjoining the transaction, rescinding all agreements made in anticipation of the transaction or awarding the plaintiff and the purported class rescissory damages, and directing the individual defendants to account to the plaintiff and the purported class upon any damages suffered as a result of individual defendant wrongdoing. The Delaware Actions also seek attorneys’ and other fees and costs, in addition to seeking other relief.

On November 2, 2010, a putative shareholder class action was filed regarding the Company’s merger with Gammon, captioned Bromberg v. Capital Gold Corp., Case No. 651904/2010 (NY Sup.). The claims stated and relief sought are substantially identical to the claims made and relief sought in the Jenkins and Schroeder lawsuits referred above.

On Nov. 12, 2010, the Delaware Court of Chancery entered an Order of Consolidation and a Stipulation and Scheduling Order, whereby the Court, inter alia, consolidated the Delaware Actions except for Boehm, which had been withdrawn, and set a schedule for expedited discovery.  On November 16, 2010, plaintiffs in the Delaware Actions filed an amended and consolidated class action complaint in the Court of Chancery.  Answers to the amended and consolidated class action complaint, which deny the allegations and assert affirmative defenses, were filed on December 6, 2010, by defendants CGC and its directors, and on December 7, 2010, by defendants Gammon Gold and Gammon Gold AcquireCo.

On November 22, 2010, Helmut Boehm filed a suit in the United States District Court for the Southern District of New York, captioned Boehm v. Capital Gold, et al., 10-CIV-8818 (RMB), naming as defendants CGC and its directors, as well as Gammon Gold and Capital Gold AcquireCo.  The complaint alleges that CGC and its directors violated Section 14(a) and Section 20(a) of the Securities Exchange Act by issuing or causing to be issued a registration statement containing material misleading statements and omissions.  The complaint also asks the District Court to exercise its jurisdiction over putative class action claims under Delaware law against CGC and its directors for breach of fiduciary duty and against CGC, Gammon and Capital Gold AcquireCo for aiding and abetting breach of fiduciary duty.  The basis for all claims and request for relief are substantially identical to those in the amended and consolidated class action complaint filed in Delaware.  On February 25, 2011, defendants filed a joint motion to dismiss or stay the District Court action.  The District Court granted Plaintiff Boehm’s request to file a motion for a preliminary injunction to enjoin the motion as a cross-motion on or by March 4, 2011, and briefing on all motions is to be completed by March 12, 2011.

On March 9, 2011, counsel to the parties to the Delaware Actions entered into a Memorandum of Understanding (“MOU”) that expresses an agreement in principle to settle the Delaware Actions, subject to approval by the Delaware Court of Chancery and on terms and conditions that include, among other things, certain supplemental disclosures that are contained in the supplement to the proxy filed on March 10, 2011, and certain amendments to the terms of the merger agreement, as discussed elsewhere in the supplement to the proxy.  If the Delaware Court of Chancery approves the settlement contemplated in the MOU, upon approval of the settlement by the Delaware Vice Chancellor, a non-opt out class of Capital Gold shareholders will be certified and a final judgment will be entered dismissing the Delaware Actions with prejudice and releasing all claims that could be asserted by the class against the defendants relating to the proposed merger between Capital Gold and Gammon Gold, including any claims under federal law.  Subject to court approval of the settlement, counsel for the purported class will apply to the Delaware Court of Chancery for reimbursement of its reasonable fees and expenses incurred in connection with the actions.  The settlement will not take effect unless the merger between Gammon Gold and Capital Gold is consummated.

The defendants believe the Delaware Actions, the New York Actions and Boehm lack merit and intend to defend their positions in these matters vigorously to the extent they are not fully resolved by the settlement.

Item 1A.	Risk Factors

The risks described below should not be considered to be comprehensive and all-inclusive.  Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations.  If any events occur that give rise to the following risks, our business, financial condition, cash flow or results of operations could be materially and adversely affected, and as a result, the trading price of our common stock could be materially and adversely impacted.  These risk factors should be read in conjunction with other information set forth in this report, including our Consolidated Financial Statements and the related Notes.

Risks related to our business and operations

While Capital Gold believes that it will continue to generate positive cash flow and profits from operations, if it encounters unexpected problems, it may need to raise additional capital.   If additional capital is required and Capital Gold is unable to obtain it from outside sources, Capital Gold may be forced to reduce or curtail its operations or its anticipated exploration activities.

Prior to the first fiscal quarter of 2008, Capital Gold was not able to generate cash flow from operations.  While it is now generating positive cash flow and profits, if Capital Gold encounters unexpected problems and it is unable to continue to generate positive cash flow and profits, it may need to raise additional capital.  Capital Gold also may need to raise additional capital for property acquisition and development and new exploration. To the extent that Capital Gold needs to obtain additional capital, management intends to raise such funds through the sale of its securities and/or joint venturing with one or more strategic partners.  Capital Gold cannot assure that adequate additional funding, if needed, will be available or on terms acceptable to it.  If Capital Gold needs additional capital and it is unable to obtain it from outside sources, Capital Gold may be forced to reduce or curtail its operations or its anticipated exploration activities.

Capital Gold’s Credit Agreement with Standard Bank plc (“Standard Bank”) imposes restrictive covenants on it.

Capital Gold’s Credit Agreement with Standard Bank requires it, among other obligations, to meet certain financial covenants including, but not limited to, (i) a ratio of current assets to current liabilities at all times greater than or equal to 1.20:1.00, (ii) a quarterly minimum tangible net worth at all times of at least U.S. $30,000,000, (iii) maintain a ratio of  debt to cash flow from operations of no greater than 2.50:1.00, and (iv) a quarterly average minimum liquidity of U.S. $500,000.  In addition, the Credit Agreement restricts, among other things, Capital Gold’s ability to incur additional debt, create liens on its property, dispose of any assets, merge with other companies, enter into hedge agreements, organize or invest in subsidiaries or make any investments above a certain dollar limit.  A failure to comply with the restrictions contained in the Credit Agreement could lead to an event of default thereunder which could result in an acceleration of such indebtedness.

Capital Gold’s mining contractor is using some reconditioned equipment which could adversely affect its cost assumptions and its ability to economically and successfully mine the project.

Sinergia Obras Civiles Y Mineras, S.A. de C.V. (“Sinergia”), Capital Gold’s mining contractor, is using a combination of fully functioning new and older equipment.  Such older equipment is subject to the risk of more frequent breakdowns and need for repair than new equipment.  If the equipment that Capital Gold or Sinergia uses breaks down and needs to be repaired or replaced, Capital Gold will incur additional costs and operations may be delayed, resulting in lower amounts of gold recovered.  In such event, Capital Gold’s capital and operating cost assumptions may be inaccurate and its ability to economically and successfully mine the El Chanate project may be hampered, resulting in decreased revenues and, possibly, a loss from operations.

The gold deposit Capital Gold has identified at El Chanate is relatively low-grade.  If Capital Gold’s estimates and assumptions are inaccurate, its results of operation and financial condition could be materially adversely affected.

The gold deposit Capital Gold is mining at its El Chanate mine is relatively low-grade.  If the estimates of ore grade or recovery rates turn out to be lower than the actual ore grade and recovery rates, if costs are higher than expected, or if Capital Gold experiences problems related to the mining, processing, or recovery of gold from ore at the mine, Capital Gold’s results of operation and financial condition could be materially adversely affected.  Moreover, it is possible that actual costs and economic returns may differ materially from Capital Gold’s best estimates.  There can be no assurance that Capital Gold’s operations at El Chanate will continue to be profitable.

Gold prices can fluctuate on a material and frequent basis due to numerous factors beyond Capital Gold’s control.  Capital Gold’s ability to generate profits from operations could be materially and adversely affected by such fluctuating prices.

The profitability of any gold mining operations in which Capital Gold has an interest will be significantly affected by changes in the market price of gold.  Gold prices fluctuate on a daily basis.  During the year ended January 31, 2011, the spot price for gold on the London Exchange has fluctuated between $1,058.00 and $1,421.00 per ounce.  Gold prices are affected by numerous factors beyond Capital Gold’s control, including:

•	industrial and commercial demand for gold,

•	the level of interest rates,

•	the rate of inflation,

•	central bank sales,

•	world supply of gold and

•	stability of exchange rates.

Each of these factors can cause significant fluctuations in gold prices. Such external factors are in turn influenced by changes in international investment patterns and monetary systems and political developments.  The current significant instability in the financial markets heightens these fluctuations.   The price of gold has historically fluctuated widely and, depending on the price of gold, revenues from mining operations may not be sufficient to offset the costs of such operations.

Capital Gold’s material property interests are in Mexico. Risks of doing business in a foreign country could adversely affect its results of operations and financial condition.

Capital Gold faces risks normally associated with any conduct of business in a foreign country with respect to its El Chanate Project in Sonora, Mexico, and its wholly owned subsidiary’s Orion Gold Project in the State of Nayarit, Mexico, including various levels of political and economic risk.  The occurrence of one or more of these events could have a material adverse impact on Capital Gold’s efforts or operations which, in turn, could have a material adverse impact on its cash flows, earnings, results of operations and financial condition.  These risks include the following:

•	labor disputes,

•	invalidity of governmental orders,

•	uncertain or unpredictable political, legal and economic environments,

•	war and civil disturbances,

•	changes in laws or policies,

•	taxation,

•	delays in obtaining or the inability to obtain necessary governmental permits,

•	governmental seizure of land or mining claims,

•	limitations on ownership,

•	limitations on the repatriation of earnings,

•	increased financial costs,

•	import and export regulations, including restrictions on the export of gold, and

•	foreign exchange controls.

These risks may limit or disrupt Capital Gold’s projects, restrict the movement of funds or impair contract rights or result in the taking of property by nationalization or expropriation without fair compensation.

High levels of violence in Mexico may adversely affect Capital Gold’s exploration of its Saric concessions.

Recently, fighting among rival drug cartels has led to unprecedented levels of violent crime in Mexico. The security of Capital Gold’s exploration activities is an important consideration, and this situation presents several risks to Capital Gold’s exploration activity in Saric, including, among others, that our employees or contractors may be directly affected by the violence which could delay the Company’s ability to execute its strategic plans. In response to such threats, Capital Gold may reduce its exploration activities in the areas of and surrounding its Saric concessions, and it may further reduce or cease entirely such activities in these areas. Such reduction or cessation of exploration could materially and adversely affect Capital Gold’s exploration efforts.

Capital Gold sells gold in U.S. dollars; however, it incurs a significant amount of its expenses in Mexican pesos.  If applicable currency exchange rates fluctuate, Capital Gold’s revenues and results of operations may be materially and adversely affected.

Capital Gold sells gold in U.S. dollars.  It incurs a significant amount of its expenses in Mexican pesos.  As a result, Capital Gold’s financial performance would be affected by fluctuations in the value of the Mexican peso to the U.S. dollar.

Changes in regulatory policy could adversely affect Capital Gold’s exploration and future production activities.

Any changes in government policy may result in changes to laws affecting:

•	ownership of assets,

•	land tenure,

•	mining policies,

•	monetary policies,

•	taxation,

•	rates of exchange,

•	environmental regulations,

•	labor relations,

•	repatriation of income and/or

•	return of capital.

Any such changes may affect Capital Gold’s ability to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility, particularly in Mexico, that future governments may adopt substantially different policies, which might extend to expropriation of assets, cannot be ruled out.

As Capital Gold currently does not enter into forward sales, commodity, derivatives or hedging arrangements with respect to its future gold production, it is exposed to the impact of any significant decrease in the gold price.

As a general rule, Capital Gold sells its gold at the prevailing market price. Currently, Capital Gold generally does not enter into forward sales, commodity, derivative or hedging arrangements to establish a price in advance for the sale of future gold production, although it may do so in the future. As a result, Capital Gold may realize the benefit of any short-term increase in the gold price, but is not protected against decreases in the gold price, and if the price of gold decreases significantly, Capital Gold’s revenues may be materially adversely affected.

Compliance with environmental regulations could adversely affect Capital Gold’s exploration and future production activities.

With respect to environmental regulation, future environmental legislation could require:

•	stricter standards and enforcement,

•	increased fines and penalties for non-compliance,

•	more stringent environmental assessments of proposed projects and

•	a heightened degree of responsibility for companies and their officers, directors and employees.

There can be no assurance that future changes to environmental legislation and related regulations, if any, will not adversely affect Capital Gold’s operations. Capital Gold could be held liable for environmental hazards that exist on the properties in which it holds interests, whether caused by previous or existing owners or operators of the properties. Any such liability could adversely affect its business and financial condition.

Capital Gold has insurance against losses or liabilities that could arise from its operations.  If it incurs material losses or liabilities in excess of its insurance coverage, its financial position could be materially and adversely affected.

Mining operations involve a number of risks and hazards, including:

•	environmental hazards,

•	industrial accidents,

•	metallurgical and other processing,

•	acts of God, and/or

•	mechanical equipment and facility performance problems.

Such risks could result in:

•	damage to, or destruction of, mineral properties or production facilities,

•	personal injury or death,

•	environmental damage,

•	delays in mining,

•	monetary losses, and/or

•	possible legal liability.

Industrial accidents could have a material adverse effect on Capital Gold’s future business and operations.  Capital Gold currently maintains general liability, business interruption, automobile and property insurance coverage.   Capital Gold cannot be certain that the insurance it has in place will cover all of the risks associated with mining or that it will be able to maintain insurance to cover these risks at economically feasible premiums. Capital Gold also might become subject to liability for pollution or other hazards which it cannot insure against or which it may elect not to insure against because of premium costs or other reasons. Losses from such events may have a material adverse effect on Capital Gold’s financial position.

Calculation of reserves and metal recovery dedicated to future production is not exact, might not be accurate and might not accurately reflect the economic viability of Capital Gold’s properties.

Reserve estimates may not be accurate.  There is a degree of uncertainty attributable to the calculation of reserves, resources and corresponding grades being dedicated to future production.  Until reserves or resources are actually mined and processed, the quantity of reserves or resources and grades must be considered as estimates only. In addition, the quantity of reserves or resources may vary depending on metal prices.  Any material change in the quantity of reserves, resource grade or stripping ratio may affect the economic viability of Capital Gold’s properties. In addition, there can be no assurance that mineral recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production.

Capital Gold is dependent on the efforts of certain key personnel and contractors to develop Capital Gold’s El Chanate Project and Orion Project.  If Capital Gold loses the services of these persons and contractors and it is unable to replace them, Capital Gold’s operations at its El Chanate Project may be disrupted and/or materially adversely affected.

Capital Gold is dependent on a relatively small number of key personnel who oversee the El Chanate Project and the Orion Project.  The loss of any one of Capital Gold’s key personnel could have an adverse effect on Capital Gold.  Capital Gold also is dependent upon Sinergia to provide mining services.  Sinergia commenced mining operations on March 25, 2007, and transitioned from the pre-production to production phase of the mining contract in July 2007.  Sinergia’s mining fleet is comprised of new and reconditioned equipment.  If Capital Gold loses the services of its key personnel, or if Sinergia is unable to effectively maintain its fleet, operations at its El Chanate Project may be disrupted and/or materially adversely affected.

There are uncertainties as to title matters in the mining industry.  Capital Gold believes that it has good title to its properties; however, any defects in such title that cause Capital Gold to lose its rights in mineral properties could jeopardize its business operations.

Capital Gold has investigated its rights to explore, exploit and develop its concessions in manners consistent with industry practice and, to the best of Capital Gold’s knowledge, those rights are in good standing.  However, Capital Gold cannot assure that the title to or its rights of ownership in the El Chanate, Orion and Huajicari concessions will not be challenged by third parties or governmental agencies.  In addition, there can be no assurance that the concessions in which Capital Gold has an interest are not subject to prior unregistered agreements, transfers or claims and title may be affected by undetected defects.  Any such defects could have a material adverse effect on Capital Gold.

Capital Gold’s ability to maintain long-term profitability eventually will depend on its ability to find, explore and develop additional properties.  Capital Gold’s ability to acquire such additional properties could be hindered by competition. If Capital Gold is unable to acquire, develop and economically mine additional properties, it most likely will not be able to be profitable on a long-term basis.

Gold is a non-renewable resource and gold mines continue to deplete their reserves while in operation.  They eventually become depleted of ore or become uneconomical to sustain mining operations.  The acquisition of gold properties and their exploration and development are subject to intense competition.  Companies with greater financial resources and larger staffs for exploration and development may be in a better position than Capital Gold to compete for such mineral properties.  If Capital Gold is unable to find, develop and economically mine new properties, Capital Gold most likely will not be able to be profitable on a long-term basis.

Capital Gold’s ability on a going forward basis to discover additional viable and economic mineral reserves is subject to numerous factors, most of which are beyond Capital Gold’s control and are not predictable. If Capital Gold is unable to discover such reserves, it most likely will not be able to be profitable on a long-term basis.

Exploration for gold is speculative in nature, involves many risks and is frequently unsuccessful.  Few properties that are explored are ultimately developed into commercially producing mines.  As noted above, Capital Gold’s long-term profitability will be, in part, directly related to the cost and success of exploration programs.  Any gold exploration program entails risks relating to:

•	the location of economic ore bodies,

•	development of appropriate metallurgical processes,

•	receipt of necessary governmental approvals, and

•	construction of mining and processing facilities at any site chosen for mining.

The commercial viability of a mineral deposit is dependent on a number of factors including:

•	the price of gold,

•	the particular attributes of the deposit, such as its

o	size

o	grade, and

o	proximity to infrastructure,

•	financing costs,

•	taxation,

•	royalties,

•	land use,

•	water use,

•	power use,

•	importing and exporting gold, and

•	environmental protection.

The effect of these factors cannot be accurately predicted.

Risks Related to Ownership of Capital Gold Stock

The issuance of a significant number of Capital Gold shares could adversely affect the market price of Capital Gold shares.

We completed the business combination with Nayarit on August 2, 2010; consequently, a significant number of additional shares of Capital Gold common stock became available for trading in the public market.  The increase in the number of Capital Gold shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Capital Gold shares.

The NYSE EURONEXT may delist Capital Gold’s securities from its exchange which could limit investors’ ability to make transactions in Capital Gold’s common stock and subject it to additional trading restrictions.

Capital Gold’s common stock is listed on the NYSE EURONEXT, a national securities exchange.  Although Capital Gold expects to continue to meet the minimum continued listing standards, it cannot assure you that its securities will continue to be listed on the NYSE EURONEXT in the future.

If the NYSE EURONEXT delists Capital Gold’s common shares from trading on its exchange, Capital Gold could face significant material adverse consequences, including:

•	a limited availability for market quotations for Capital Gold’s common stock;

•	reduced liquidity with respect to Capital Gold’s common stock;

•
a determination that Capital Gold’s common stock is a “penny stock,” which will require brokers trading in the common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for Capital Gold’s common stock;

•	limited amount of news and analyst coverage for Capital Gold’s common stock; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

In addition, Capital Gold would no longer be subject to NYSE EURONEXT rules, including rules requiring Capital Gold to have a certain number of independent directors and to meet other corporate governance standards.

Capital Gold does not intend to pay cash dividends in the near future.

Capital Gold’s board of directors determines whether to pay cash dividends on its issued and outstanding shares.  The declaration of dividends will depend upon Capital Gold’s future earnings, its capital requirements, its financial condition and other relevant factors.  Capital Gold’s board does not intend to declare any dividends on its shares for the foreseeable future.  Capital Gold anticipates that it will retain any earnings to finance the growth of its business and for general corporate purposes.

Additional Risks and Uncertainties related to the Business Combination with Nayarit completed August 2, 2010, and the combined entity

Having a reduced share position, as a result of the Nayarit Business Combination, may reduce the influence that Capital Gold’s stockholders have on the management of Capital Gold.

On August 2, 2010, Capital Gold issued approximately 12,454,354 shares of its common stock in the Nayarit Business Combination to Nayarit's then current stockholders and assumed warrants and options to purchase an additional approximately 1,621,981 and 903,483 shares of Capital Gold common stock held by Nayarit's warrant and option holders, respectively.  Based on the number of outstanding shares of Nayarit common stock and Capital Gold common stock, after the Amalgamation, the former stockholders of Nayarit own approximately 20.4% of Capital Gold.  Consequently, the ability of the continuing stockholders of Capital Gold following the Nayarit Business Combination to influence management of Capital Gold through the election of directors has been substantially reduced.

If the Nayarit Business Combination’s benefits do not meet the expectations of financial or industry analysts, the market price of Capital Gold’s securities may decline.

The market price of Capital Gold’s securities may decline as a result of the consummation of the Nayarit Business Combination if:

•	the Company does not achieve the perceived benefits of the Nayarit Business Combination as rapidly, or to the extent anticipated by, financial or industry analysts; or

•	the effect of the Nayarit Business Combination on Capital Gold’s financial results is not consistent with the expectations of financial or industry analysts.

Accordingly, investors may experience a loss as a result of a decline in the market price of Capital Gold’s securities.   A decline in the market price of Capital Gold’s securities also could adversely affect its ability to issue additional securities and its ability to obtain additional financing in the future.

The combined company may not realize the benefits currently anticipated due to challenges associated with integrating the operations of Capital Gold and Nayarit.

The success of the combined company will depend in large part on the success of management of the combined company integrating the operations of Nayarit with those of Capital Gold going forward.  The failure of the combined company to achieve such integration could result in the failure of the combined company to realize the anticipated benefits of the Nayarit Business Combination and could impair the results of operations, profitability, and financial results of the combined company.

There can be no assurance that Capital Gold or Nayarit uncovered every item that could have a material adverse effect on the combined company.

Although Capital Gold conducted business, financial and legal due diligence in connection with the Nayarit Business Combination, there can be no assurance that due diligence uncovered every item that could have a material adverse effect on the combined company.  Accordingly, there may be matters involving Nayarit and its financial statements that were not identified during their due diligence.  Any of these issues could materially and adversely affect the combined company’s financial condition.

 Additional risks and uncertainties related to our proposed merger with Gammon Gold Inc. which could materially adversely affect our business, financial condition or operating results.

Our merger with Gammon Gold is subject to certain conditions to closing that could result in the merger not being consummated or being delayed, either of which could negatively impact our stock price and future business and results of operations.

Consummation of the merger is subject to a number of customary conditions, including, but not limited to, the approval of the agreement and plan of merger by the stockholders of Capital Gold. There is no assurance that Capital Gold will receive the necessary approvals or satisfy the other conditions necessary for completion of the merger. If any of the conditions to the merger are not satisfied or, where waiver is permissible, not waived, the merger will not be consummated. Failure to complete the merger would prevent Capital Gold from realizing the anticipated benefits of the merger. Capital Gold has already and expects to continue to incur significant costs associated with transaction fees, professional services, taxes and other costs related to the merger. In the event that the merger is not completed, Capital Gold will remain liable for these costs and expenses. Furthermore, if the merger is not consummated, under some circumstances we may be required to promptly pay a $5.75 million breakup fee to Gammon, which could impact Capital Gold’s liquidity and results of operations. In addition, the current market price of Capital Gold common stock may reflect a market assumption that the merger will occur, and a failure to complete the merger could result in a negative perception by the market of us generally and a resulting decline in the market price of our common stock. Any delay in the consummation of the merger or any uncertainty about the consummation of the merger could also negatively impact Capital Gold’s stock price and future business and results of operations. We cannot assure you that the merger will be consummated, that there will be no delay in the consummation of the merger or that the merger will be consummated on the terms contemplated by the merger agreement.

Whether or not the merger is completed, the announcement and pendency of the merger could impact or cause disruptions in our business, which could have an adverse effect on our business and results of operations.

Whether or not the merger is consummated, the announcement and pendency of the merger could cause disruptions in or otherwise negatively impact our business and results of operations. Among others:

•	our employees may experience uncertainty about their future roles with the combined company, which might adversely affect our ability to retain and hire key personnel and other employees;

•
the attention of our management may be directed toward the completion of the merger and transaction-related considerations and may be diverted from the day-to-day operations and pursuit of other opportunities that could have been beneficial to our business; and

•	distributors or other vendors or suppliers may seek to modify or terminate their business relationships with us.

These disruptions could be exacerbated by a delay in the completion of the merger or termination of the merger agreement and could have an adverse effect on our business, results of operations or prospects if the merger is not completed or the business, results of operations or prospects of the combined company if the merger is completed.

Several lawsuits have been filed against Capital Gold and other parties challenging the Gammon Transaction, and an adverse judgment in such lawsuits may prevent the Merger from becoming effective or from becoming effective within the expected timeframe.

Capital Gold, the members of Capital Gold’s board of directors, Gammon Gold, and in some instances Capital Gold’s CFO have been named as defendants in purported class action lawsuits brought by Capital Gold stockholders challenging the proposed Gammon Transaction, seeking, among other things, to enjoin the defendants from consummating the Gammon Transaction on the agreed-upon terms.

The outcome of the pending and potential future litigation is difficult to predict and quantify and the defense of such claims or actions can be costly. In addition to diverting financial and management resources and general business disruption, we may suffer from adverse publicity that could harm our reputation, regardless of whether the allegations are valid or whether we are ultimately held liable. A temporary or permanent injunction could delay or prevent completion of the Gammon Transaction and such delay or failure of the transaction could cause the adverse results discussed above.

A judgment or settlement that is not covered by or is significantly in excess of our insurance coverage for any claims, or our obligations to indemnify the individual defendants, could materially and adversely affect our financial condition, results of operations and cash flows.

See "Item 1. Legal Proceedings" for more information about the putative class action lawsuits related to the Gammon Transaction that have been filed.

The price of Capital Gold’s shares may decline if no business combination transaction approved.

Following the announcement that Capital Gold may enter into a business combination transaction, Capital Gold’s share price materially appreciated. The public markets may have already priced the perceived value of the post-business combination company into the price of Capital Gold’s common stock. Therefore, if a business combination is not consummated, Capital Gold’s share price may decline.

The Timmins Gold Consent Solicitation may disrupt Capital Gold’s management and operations.

Timmins Gold has filed a consent solicitation with the Securities and Exchange Commission to remove Capital Gold’s board of directors and replace the board with its own slate of directors. The directors selected by Timmins Gold have no mining industry experience. If the consent solicitation is launched and is successful, the new board may implement changes which could disrupt the management and/or operations of Capital Gold, which could adversely affect our results of operations.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds.

None.

Item 3.	Defaults Upon Senior Securities.

None.

Item 4	Removed and reserved.

Item 5.	Other Information.

None.

Item 6.	Exhibits.

31.1	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 from the Company's President.
31.2	Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 from the Company's Chief Financial Officer.
32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 from the Company's President.
32.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 from the Company's Chief Financial Officer.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL GOLD CORPORATION

Date: March 14, 2011	By:	/s/ Colin Sutherland
Colin Sutherland
President and Director
(Principal Executive Officer)

Date: March 14, 2011	By:	/s/ Christopher M. Chipman
Christopher M. Chipman
Chief Financial Officer
(Principal Financial Officer)

Exhibit 31.1

Certification pursuant to Securities Exchange Act of 1934 Rule 13a-14(a) or 15(d) – 14(a):

I, Colin Sutherland, certify that:
1.	I have reviewed this quarterly report on Form 10-Q of Capital Gold Corporation;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrants’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.      The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2011

/s/ Colin Sutherland
Colin Sutherland
President (Principal Executive Officer)

Exhibit 31.2

Certification pursuant to Securities Exchange Act of 1934 Rule 13a-14(a) or 15(d) – 14(a):

I, Christopher Chipman, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Capital Gold Corporation;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a.
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.
Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.
Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrants’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5.      The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 14, 2011

/s/ Christopher M. Chipman
Christopher M. Chipman
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Capital Gold Corporation (the “Company”) on Form 10-Q for the quarter ended January 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Colin Sutherland, President of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

          (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Colin Sutherland
Colin Sutherland
President
(Principal Executive Officer)
March 14, 2011

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Capital Gold Corporation (the “Company”) on Form 10-Q for the quarter ended January 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Christopher Chipman, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

          (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

          (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Christopher Chipman
Christopher Chipman
Chief Financial Officer
(Principal Financial Officer)
March 14, 2011

 SCHEDULE E

Nayarit Gold Inc.
(AN EXPLORATION STAGE COMPANY)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED
JUNE 30, 2010 AND 2009

(UNAUDITED)
(Expressed in Canadian Dollars)

Nayarit Gold Inc. (An Exploration Stage Company)
Interim Consolidated Financial Statements
For the Three and Nine Months Ended June 30, 2010 and 2009
(Unaudited)
(Expressed in Canadian Dollars)

Nayarit Gold Inc. (An Exploration Stage Company)
Interim Consolidated Balance Sheets
(Unaudited)
(Expressed in Canadian Dollars)

	June 30,	September 30,
	2010	2009
Assets
Current assets
Cash	$183,109	$2,481,433
Short-term investments	2,500	8,614
Prepaids and sundry receivables (Note 7)	22,089	53,618
	207,698	2,543,665
Property, plant and equipment (Note 5)	206,400	244,463
Exploration property interests (Note 6)	24,653,967	22,408,137
	$25,068,065	$25,196,265
Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 7)	$922,588	$378,613
Shareholders' Equity
Share capital (Note 8)	27,959,380	26,272,181
Warrants (Note 9)	5,520,225	5,325,976
Contributed surplus (Note 10)	6,381,046	6,838,609
Deficit	(15,715,174)	(13,619,114)
	24,145,477	24,817,652
	$25,068,065	$25,196,265

Going Concern (Note 1)
Commitments and Contingencies (Note 11)
Subsequent Events (Note 13)

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Nayarit Gold Inc. (An Exploration Stage Company)
Interim Consolidated Statements of Loss, Comprehensive Loss and Deficit
(Unaudited)
(Expressed in Canadian dollars)

	For the three months ended June 30,		For the nine months ended June 30,
	2010	2009	2010	2009

Operating Expenses
Management and consulting fees	$207,397	$196,543	$745,026	$654,075
Travel & entertainment	47,284	80,795	187,064	233,419
Investor relations	36,509	108,330	122,492	293,147
Professional fees	42,752	119,988	88,690	184,450
Stock based compensation (Note 8(c))	24,605	114,839	68,648	618,865
General exploration expense	1,217		44,422	1,984
Communications	9,481	12,359	40,646	42,409
Amortization	13,327	10,956	39,245	64,724
Insurance expense	10,019	12,728	34,472	33,799
Occupancy cost	9,623	12,095	29,252	31,069
Transfer agent, listing and filing fees	4,944	4,660	26,701	29,370
Office and general	5,259	9,416	20,869	34,868
Interest and bank charges	986	1,394	3,740	18,453
Foreign exchange loss (gain)	12,553	(28,921)	(8,446)	(71,193)
Transaction costs	340,134	-	656,702	-

	766,090	655,182	2,099,523	2,169,439

Loss before the undemoted	(766,090)	(655,182)	(2,099,523)	(2,169,439)

Other Income (Expense)
Gain on disposal of asset	-	-	-	15,153
Unrealized (loss) in market value of investments	(1,000)	-	(1,000)	-
Interest income	8	8,911	4,463	34,637
Net Loss and Comprehensive
Loss for the Period	$(767,082)	$(646,271)	$(2,096,060)	$(2,119,649)

Deficit, beginning	(14,948,092)	(12,392,078)	(13,619,114)	(10,918,700)

Deficit, ending	$(15,715,174)	$(13,038,349)	$(15,715,174)	$(13,038,349)

Loss Per Share - basic and diluted	$(0.01)	$(0.01)	$(0.02)	$(0.03)

Weighted Average Outstanding Shares
basic and diluted	92,129,073	88,759,548	90,752,382	75,668,522

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Nayarit Gold Inc. (An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in Canadian dollars)

	For the three months ended June 30,		For the nine months ended June 30,
	2010	2009	2010	2009

Cash (Used In) Provided By:

Operating Activities
Net loss for the period	$(767,082)	$(646,271)	$(2,096,060)	$(2,119,649)
Items not involving cash
Stock-based compensation	24,605	114,839	68,648	618,865
Amortization	13,327	10,956	39,245	64,724
Gain on disposal of asset	-	-	-	(15,153)
Unrealized loss in market value of investments	1,000	-	1,000	-
Accrued interest income	-	(11)	(6)	(70)
Change in non-cash operating working capital
Prepaids and sundry receivables	36,182	(12,104)	31,529	237,013
Accounts payable and accrued liabilities	373,732	(65,689)	582,763	(181,632)
	(318,236)	(598,280)	(1,372,881)	(1,395,902)
Financing Activities
Issuance of private placement units, net of costs	-	(153,499)	-	8,994,916
Exercise of options	245,000	-	665,000	68,278
	245,000	(153,499)	665,000	9,063,194

Investing Activities
Short term investments	5,120	-	5,120	-
Purchase of property, plant and equipment	-	-	(1,182)	(13,899)
Exploration property expenditures	(321,047)	(3,015,980)	(1,594,381)	(9,081,720)
	(315,927)	(3,015,980)	(1,590,443)	(9,095,619)

Change in cash and cash equivalents	(389,163)	(3,767,759)	(2,298,324)	(1,428,327)

Cash and cash equivalents, opening	$572,272	$7,695,598	$2,481,433	$5,356,166

Cash and cash equivalents, closing	$183,109	$3,927,839	$183,109	$3,927,839

Cash and cash equivalents consist of:
Cash	$183,109	$918,939	$183,109	$918,939
Cash equivalents	-	3,008,900		3,008,900

	$183,109	$3,927,839	$183,109	$3,927,839

Supplemental Cash Flow Information (Note 12)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Nayarit Gold Inc. (An Exploration Stage Company)
Interim Consolidated Statements of Changes in Shareholders' Equity
(Unaudited)
(Expressed in Canadian dollars)

	Common Shares			Contributed	Accumulated
	Number	Amount	Warrants	Surplus	Deficit	Total

Balance, September 30, 2008	67,870,262	$18,969,087	$3,283,451	$5,783,716	$(10,918,700)	$17,117,554
Private placements	20,000,000	10,000,000	-	-	-	10,000,000
Warrant valuation	-	(1,789,000)	1,789,000	-	-	-
Finders' fees	-	-	622,000	-	-	622,000
Cost of issue	-	(1,677,722)	(368,475)	-	-	(2,046,197)
Shares issued for acquisition of property	1,500,000	675,000	-	-	-	675,000
Stock-based compensation	-	-	-	535,008	-	535,008
Stock-based compensation recorded as share and warrant issue costs	-	-	-	420,000	-	420,000
Stock-based compensation recorded as exploration property interests	-	-	-	126,423	-	126,423
Exercise of stock options	139,286	94,816	-	(26,538)	-	68,278
Net loss for the period	-	-	-	-	(2,700,414)	(2,700,414)

Balance, September 30, 2009	89,509,548	$26,272,181	$5,325,976	$6,838,609	$(13,619,114)	$24,817,652
Warrant valuation	-	(197,313)	197,313	-	-	-
Shares issued in predecessor share exchange	117	-	-	-	-	-
Shares issued for acquisition of property	1,500,000	720,000			-	720,000
Stock-based compensation	-	-	-	68,648	-	68,648
Stock-based compensation recorded as exploration property interests	-	-	-	(29,762)	-	(29,762)
Exercise of stock options	1,900,000	1,164,512	-	(499,513)	-	664,999
Expiry of warrants			(3,064)	3,064
Net loss for the period	-	-	-	-	(2,096,060)	(2,096,060)

Balance, June 30, 2010	92,909,665	$27,959,380	$5,520,225	$6,381,046	$(15,715,174)	$24,145,477

1.	Nature of Business and Going Concern

Nature of Business

Nayarit Gold Inc. (the "Company" or "Nayarit") is a Canadian mineral exploration company engaged in locating, acquiring and exploring for gold, silver and base metals primarily in Mexico and has not yet determined whether its exploration property interests contain mineral reserves that are economically recoverable. The Company's continuing operations and the underlying value and recoverability of the amounts shown for exploration property interests are dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its exploration property interests, and on future profitable production or proceeds from the disposition of the exploration property interests. The Company was incorporated pursuant to the laws of Ontario on November 27, 2003. To date, the Company has not earned any revenue and is considered to be in the development stage as defined by the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 11 "Enterprises in the Development Stage".

The Company's operations comprise a single reporting operating segment engaged in mineral exploration in Mexico (2009 — same). As the operations comprise a single reporting segment, amounts disclosed in the consolidated statements of loss for the period also represent segment amounts. At June 30, 2010 (2009 — same), all of the Company's mineral properties are located in Mexico and substantially all cash is on deposit with Canadian chartered banks.

All of the Company's mining assets are located outside of Canada and are subject to the risk of foreign investments, including increase in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Going Concern

These unaudited interim consolidated financial statements have been prepared using Canadian generally accepted accounting principles ("Canadian GAAP") applicable to a going concern, which assumes continuity of operations and realization of assets and settlement of liabilities and commitments in the normal course of business. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast substantial doubt upon the entity's ability to continue as a going concern, as described in the following paragraph. These unaudited interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate. These adjustments could be material.

1.	Nature of Business and Going Concern (continued)

The Company is in the exploration stage and is subject to the risks and challenges similar to other companies in a comparable stage of exploration. These risks include, but are not limited to, dependence on key individuals, successful exploration results and the ability to secure adequate financing to meet the minimum capital required to successfully complete the project and continue as a going concern. As at June 30, 2010, the Company had negative working capital of approximately $714,890, including cash and cash equivalents of approximately $183,109; however, management estimates that these funds will not be sufficient to meet the Company's obligations and budgeted expenditures through June 30, 2011. Any funding shortfall may be met in the future in a number of ways including, but not limited to, the sale of equity or debt securities, further expenditure reductions, renegotiation of the amount and timing of exploration property payments, the introduction of joint venture partners, and/or a business combination (see Note 13). There is, however, no assurance that these sources of funding or initiatives will be available to the Company, or that they will be available on terms which are acceptable to the Company.

2.	Summary of Significant Accounting Policies

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three and nine months ended June 30, 2010 may not necessarily be indicative of the results that may be expected for the year ending September 30, 2010.

The consolidated balance sheet at September 30, 2009 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete consolidated financial statements. The unaudited interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited consolidated financial statements for the year ended September 30, 2009. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended September 30, 2009.

(a) Recently Adopted Accounting Policies

Financial Instruments

In June 2009, the AcSB issued amendments to Section 3862, "Financial Instruments — Disclosures", to require enhanced disclosures about the relative reliability of the data, or "inputs", that an entity uses in measuring the fair values of its financial instruments. The new requirements are effective for annual financial statements for fiscal years ending after September 30, 2009. The additional disclosures will be included in the Company's annual financial statements for the year ending September 30, 2010.

2.	Summary of Significant Accounting Policies

(b) Future Accounting Changes

Business Combinations, Consolidated Financial Statements and Non-controlling Interests

In January 2009, the CICA issued Section 1582, "Business Combinations", Section 1601, "Consolidated Financial Statements", and Section 1602, "Non-controlling Interests" which replace Section 1581, "Business Combinations" and Section 1600, "Consolidated Financial Statements". Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards ("IFRS"). Section 1582 is applicable for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company's interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2011. Early adoption of this section is permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time.

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP is for interim and annual financial statements relating to the fiscal year beginning on or after January 1, 2011. Accordingly, the Company will begin reporting under IFRS for its interim and annual periods for the year ended September 30, 2012. The Company's transition date will be October 1, 2010, which will require restatement for comparative purposes of amounts reported by the Company for the year ended September 30, 2011. While the Company has begun assessing the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.	Capital Management

The Company considers the items included in consolidated Shareholders' Equity as capital. Accordingly, the capital of the Company is $24.1 million and $24.8 million as at June 30, 2010 and September 30, 2009, respectively. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the period ended June 30, 2010. Neither the Company nor its subsidiary is subject to externally imposed capital requirements.

4.	Significant Risk Factors

The Company's risk exposures and the impact on the Company's unaudited interim consolidated financial statements are summarized below:

Credit Risk

The Company's credit risk is primarily attributable to short-term investments and receivables. The Company has no significant concentration of credit risk arising from operations. Short-term investments consist of guaranteed investment certificates, which have been invested with reputable financial institutions, from which management believes the risk of loss to be remote. Management believes that the credit risk concentration with respect to financial instruments in these areas is remote.

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at June 30, 2010, the Company had a cash and cash equivalents balance of $183,109 (September 30, 2009 - $2,481,433) to settle current liabilities of $922,588 (September 30, 2009 -$378,613). All of the Company's accounts payable and accrued liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. See Note 1.

Market Risk

(a)	Interest Rate Risk

The Company's current policy is to invest excess cash in investment grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

(b)	Foreign Currency Risk

The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars. The Company funds certain operations, exploration and administrative expenses in Mexican Pesos (MXN) or US Dollars (USD) on a cash call basis using MXN or USD currencies converted from its Canadian dollar bank accounts held in Canada. Included in exploration property interests are estimated IVA amounts recoverable which are recoverable in Mexican Pesos. The estimated IVA amounts recoverable balance was $1,158,906CAD ($14,177,954MXN) and $1,043,579CAD ($13,005,720 MXN) as at June 30, 2010 and September 30, 2009, respectively. Management believes the foreign exchange risk derived from currency conversions is insignificant and therefore does not hedge its foreign exchange risk.

4.	Financial Risk Factors (continued)

Market Risk (continued)

	(c)	Price Risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

	(d)	Property Risk

See Note 1.

Sensitivity Analysis

The Company has designated its cash and cash equivalents and short term investments as held-for-trading, and measured them at fair value. Financial instruments included in prepaids and sundry receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

As at June 30, 2010, the carrying and fair value amounts of the Company's financial instruments are approximately the same. Based on management's knowledge and experience of the financial markets, the Company believes movements in interest rates, foreign exchange, and commodity prices are reasonably possible over a three month period.

Short term investments include deposits at call which are at variable rates. Sensitivity to a plus or minus 1% change in rates would affect net loss by Snil.

The Company has IVA amounts recoverable in Mexican Pesos that give rise to exposure to foreign exchange risk. The impact of a 10% increase in the Mexican Peso relative to the Canadian Dollar is an increase in the consolidated net loss and other comprehensive loss of $106,000CAD. The impact of a 10% decrease in the Mexican Peso relative to the Canadian Dollar is a decrease in the consolidated net loss and other comprehensive loss of $129,000CAD.

Price risk is remote at this time since the Company is not a producing entity.

5.	Property, Plant and Equipment

	June 30, 2010
		Accumulated
	Cost	Amortization	Net
	$	$	$
Computer equipment	44,544	25,354	19,190
Furniture and equipment	15,000	6,668	8,332
Software	136,127	130,972	5,155
Vehicle	68,800	37,075	31,725
Leasehold improvements	34,448	17,336	17,112
Building	99,860	15,614	84,246
Land	40,640	-	40,640
	439,419	233,019	206,400

5.	Property, Plant and Equipment (continued)

	September 30, 2009
		Accumulated
	Cost	Amortization	Net
	$	$	$
Computer equipment	43,362	19,215	24,147
Furniture and equipment	15,000	6,360	8,640
Software	136,127	115,157	20,970
Vehicle	68,800	27,864	40,936
Leasehold improvements	34,448	12,169	22,279
Building	99,860	13,009	86,851
Land	40,640	-	40,640
	438,237	193,774	244,463

6.	Exploration Property Interests

	June 30, 2010
	Orion	IVA	Advances	Total
	$	$	$	$
Beginning balance	21,312,940	1,043,579	51,618	22,408,137

Additions during the year
Acquisition costs	1,243,460	-	-	1,243,460
Assays and analysis	35,683	-	-	35,683
Environmental	71,879	-	-	71,879
Exploration support	62,476	-	-	62,476
Field supplies & equipment	661	-	-	661
Geological	149,673	-	-	149,673
Land payments	42,012	-	-	42,012
Metallurgical	73,182	-	-	73,182
Mining duties, permits and fees	113,777	-	-	113,777
Transportation	40,671	-	-	40,671
Wages and consulting fees	343,660	-	-	343,660
	2,177,134	-	-	2,177,134

Collected during the period	-	-	-	-
Increase (decrease) during the period	-	115,327	(46,631)	68,696

Ending balance	23,490,074	1,158,906	4,987	24,653,967

6.	Exploration Property Interests (continued)

	September 30, 2009
	Orion	IVA	Advances	Total
	$	$	$	$
Beginning balance	11,110,355	944,527	63,914	12,118,796

Additions during the year
Acquisition costs	1,964,012	-	-	1,964,012
Assays and analysis	863,120	-	-	863,120
Environmental	50,943	-	-	50,943
Drilling	4,956,907	-	-	4,956,907
Exploration support	430,006	-	-	430,006
Field supplies & equipment	114,328	-	-	114,328
Geological	242,983	-	-	242,983
Mapping & surveying	11,144	-	-	11,144
Metallurgical	46,499	-	-	46,499
Mining duties, permits and fees	213,506	-	-	213,506
Transportation	93,843	-	-	93,843
Wages and consulting fees	1,215,294	-	-	1,215,294
	10,202,585	-	-	10,202,585

Collected during the year	-	(1,009,585)	(12,296)	(1,021,881)
Increase during the year	-	1,108,637	-	1,108,637

Ending balance	21,312,940	1,043,579	51,618	22,408,137

Orion

The Orion Gold Project consists of several mineral concessions containing a total area of approximately 105,000 hectares located in the state of Nayarit, on the Pacific coast of the Republic of Mexico.

The El Magnifico concession, which formed part of the Company's initial land holdings, was staked for the Company and is not subject to any royalty or other agreements. The Bonanza I, Reese, Gross and El Dorado concessions, staked at various times since September, 2005 by the Company, are likewise not subject to any royalty or other agreements.

The following concessions are subject to a royalty or option agreement:

(a)	Orion

The Orion concession is made up of one concession comprising approximately 528 hectares. The Orion concession is subject to a 3.5% net smelter royalty, which may be purchased at any time for $250,000 and a 10% net profits interest.

(b)	La Estrella

Pursuant to an option agreement dated November 28, 2003, the Company can acquire a 100% interest in the La Estrella concession. The La Estrella concession is made up of one claim comprising approximately 146 hectares. Consideration for the acquisition of the concessions is as follows:

6.	Exploration Property Interests (continued)

	(b)	La Estrella (continued)

  Aggregate payments of USD$1,450,000 (CAD$1,527,984) over six years with an initial payment of USD$25,000 (CAD$24,870) (paid) and payments in year one - USD$50,000 (CAD$49,740) (paid); year two - USD$75,000 (CAD$74,610) (paid); year three - USD$100,000 (CAD$134,628) (paid); year four - USD$100,000 (CAD$102,072) (paid); year five - US$100,000 (CDN$115,420) (paid); year six - US$1,000,000 (CDN$1,049,390).

  On December 8, 2009, the Company renegotiated the property payments on the La Estrella concession. The original agreement provided for a USD$1,000,000 (CAD$1,049,390) payment to be made on November 28, 2009; however, the Company has restructured the payment as follows: December 8, 2009 USD$75,000 (CAD$79,240) (paid), June 8, 2010 USD$25,000 (CAD $26,235) (paid), December 8, 2010 USD$100,000 (CAD$104,939), June 8, 2011 USD$100,000 (CAD$104,939), December 8, 2011 USD$175,000 (CAD$183,643), June 8, 2012 USD$175,000 (CAD$183,643) and December 8, 2012 USD$350,000 (CAD$367,286).

(c)	San Juan, San Francisco, San Miguel and Isis (collectively known as Huajicari concessions)

On July 25, 2008, the Company entered into a definitive option agreement with Compania Minera Huajicari, S.A. de D.V. ("Compania Minera Huajicari") to acquire six additional mining concessions totaling 2,730 hectares in the Orion Silver-Gold Mining District in the State of Nayarit, Mexico. Consideration for the acquisition of the concessions is as follows:

  Aggregate payments of USD$2,500,000 (CAD$2,588,130) with an initial payment of USD$500,000 (CAD$511,650) (paid), and payments six months from closing - USD$500,000 (CAD$601,900) (paid), twelve months from closing - USD$500,000 (CAD$567,408) (paid), eighteen months from closing - USD$500,000 (CAD$524,225) and twenty-four months from closing - USD$500,000 (CAD$524,225).

  On December 10, 2009, the Company renegotiated the property payments on the Huajicari concession. The original agreement provided for a USD$500,000 payment to be made on November 8, 2009; however, the Company has restructured the payment as follows: January 31, 2010 USD$250,000 (CAD$262,348) (paid) and April 30, 2010 USD$250,000 (CAD$261,112).

  On June 14, 2010, the Company renegotiated the property payments on the Huajicari concession. The amended agreement provided for a USD$250,000 payment to be made on April 30, 2010 and the original agreement provided for a final payment of USD$500,000 on May 8, 2010; however, the Company restructured the payments as follows: July 31, 2010 USD$250,000 (CAD$261,112) (paid subsequent to June 30, 2010. See Note 13), August 31, 2010 USD$250,000 (CAD$261,112) (paid subsequent to June 30, 2010. See Note 13) and October 31, 2010 USD$250,000 (CAD$261,112).

  3,500,000 common shares of the Company, of which 500,000 was due upon closing (issued), 750,000 was due six months from closing (issued), 750,000 was due twelve months from closing (issued), 750,000 was due eighteen months from closing (issued), and 750,000 was due twenty- four months from closing (issued). The shares issued are recorded based on the share price on the date the shares are issuable.

  Compania Minera Hujicari has the option to acquire an additional 500,000 common shares of the Company by foregoing and in lieu of receiving the USD$500,000 (CAD$509,620) final payment.

  The Company committed to and incurred exploration expenditures of USD$3,000,000 (CAD$3,057,720) over the first two years on the acquired concessions.

6.	Exploration Property Interests (continued)

	(c)	San Juan, San Francisco, San Miguel and Isis (collectively known as Huajicari concessions) (continued)

3% Net Smelter Royalty ("NSR") on production from the acquired concessions, however, the Company has the option to purchase the NSR for US$3,000,000 (CAD$3,057,720).

The Company may early terminate the agreement without further responsibility upon payment of 20% of the total remaining cash payments at the time of termination.

7.	Related Party Transactions

	(a)	During the three months ended June 30, 2010, the Company paid or accrued nil (2009 - $52,560) consulting fees to an officer of the Company. The fees were recorded as exploration property interests.

(b)

During the nine months ended June 30, 2010, the Company paid or accrued $55,877 (2009 - $98,388) consulting fees to an officer of the Company. The fees were recorded as exploration property interests. In addition, for the nine months ended June 30, 2010, the Company recorded ($26,763) of stock based compensation cost as exploration property interests.

(c)

Included in accounts payable and accrued liabilities at June 30, 2010 is nil (September 30, 2009 - $16,586) owing to one officer of the Company for management fees and expenses incurred on behalf of the Company. These amounts are unsecured, non-interest bearing with no fixed terms of repayment.

	(d)	Included in prepaids and sundry receivables at June 30, 2010 is nil (September 30, 2009 - $885) as an advance for travel costs to an officer of the Company.

The above related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.	Share Capital

	(a)	Authorized

Unlimited number of common shares

	(b)	Issued

	Number	Amount
	#	$
Balance at September 30, 2008	67,870,262	18,969,087

Private placement at $0.50 per share (i)	20,000,000	10,000,000
Warrant valuation (i)	-	(1,789,000)
Exercise of stock options	139,286	94,816
Issue of shares for acquisition of property (Note 6 (c))	1,500,000	675,000
Share issue costs (i)	-	(1,677,722)

Balance at September 30, 2009	89,509,548	26,272,181

Warrant valuation (ii)	-	(197,313)
Exercise of stock options	1,900,000	1,164,512
Issue of shares in predecessor share exchange	117	-
Issue of shares for acquisition of property (Note 6 (c))	1,500,000	720,000

Balance at June 30, 2010	92,909,665	27,959,380

(i)

On March 24, 2009, the Company completed a brokered private placement consisting of 20,000,000 units (the "Units") in the Company at a price of $0.50 per Unit for gross proceeds of $10,000,000. Each Unit is comprised of one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share ("Warrant Share") of the Company at an exercise price of $0.65 per Warrant Share at any time within two years from the date of closing. Jennings Capital Inc. and BMO Capital Markets acted as co-lead agents in a syndicate which included Wolverton Securities Inc.

The agents were paid a cash commission of $700,000 and were issued a total of 1,400,000 warrants (the "Broker Warrants"). Each Broker Warrant is exercisable for one Unit at $0.50 per Unit at any time within 24 months of closing. The fair value of the Broker Warrants issued was determined to be $0.44 per warrant or $622,000 in the aggregate using the Black-Scholes option pricing model and was charged to share issue costs. The following weighted average assumptions were used: risk-free interest rate of 1.07%, expected dividend yield of 0%, expected stock volatility of 84% and an expected life of 2 years.

Other consultants were issued a total of 1,000,000 stock options related to the successful completion of the financing. The fair value of the stock options issued was determined to be $0.42 per stock options or $420,000 in the aggregate using the Black-Scholes option pricing model and was charged to share issue costs. The following weighted average assumptions were used: risk-free interest rate of 2.535%, expected dividend yield of 0%, expected stock volatility of 84% and an expected life of 5 years. Other share issue costs totaled $305,084. Issue costs of $368,475 were allocated to warrants.

8.	Share Capital (continued)

(b)	Issued (continued)

The fair value of the private placement warrants issued was determined to be $0.18 per warrant or $1,789,000 in the aggregate using the Black-Scholes option pricing model. The following weighted average assumptions were used: risk-free interest rate of 1.07%, expected dividend yield of 0%, expected stock volatility of 84% and an expected life of 2 years.

(ii)

On December 31, 2009, the Company obtained approval to extend the term of 5,682,500 common share purchase warrants that were issued by the Company as part of the January 11, 2008 private placement. The term of these warrants was extended by six months; accordingly, the new expiry date is now July 11, 2010. The amended fair value of the warrants has been estimated using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 0.5%; expected life of 0.53 years; expected volatility of 62%, and expected dividend yield of 0%. The additional estimated fair value of $197,313 was allocated to the warrants.

(c)	Stock Options

The Company has a stock option plan (the "Plan") providing the Board of Directors with the discretion to issue stock options to its directors, officers and certain consultants of the Company. Previously, the aggregate number of shares of the Company which could be issued and sold under the Plan should not exceed 9,775,000. At the annual general meeting of the shareholders in March 2009, an amendment to the Plan was approved whereby the aggregate number of shares of the Company which may be issued and sold under the Plan was increased to 11,300,000. Stock options are granted with an exercise price determined by the Board of Directors. Options shall not be granted for a term exceeding five years. Options vest over a period of at least 18 months and must be released in equal stages on a quarterly basis and options issued to Investor Relations Consultants must vest in stages of not less than twelve months with no more than one-quarter of the options vesting in any three month period.

The following is a summary of stock option activity for the nine months ended June 30, 2010 and the year ended September 30, 2009:

	Nine Months Ended		Year Ended
	June 30, 2010		September 30, 2009
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
	#	$	#	$
Beginning Balance	9,089,286	0.65	7,795,000	0.65
Granted			1,978,572	0.58
Forfeited (vested)	(240,000)	0.65	(356,666)	0.52
Forfeited (unvested)	(120,000)	0.65	(188,334)	0.48
Exercised	(1,900,000)	0.35	(139,286)	0.48

Ending Balance	6,829,286	0.73	9,089,286	0.65

8.	Share Capital (continued)

	(c)	Stock Options (continued)

The estimated fair value of options has been estimated at the grant date using the Black-Scholes option pricing model. The weighted average assumptions used in the pricing model to assign value to the options granted during the period are as follows:

	Nine Months Ended	Year Ended
	June 30, 2010	September 30, 2009

Risk free interest rate	nil	2.17%
Expected life	nil	4.3 years
Expected volatility	nil	86%
Expected dividend yield	nil	-

The weighted average fair value of options granted whose exercise price at grant date was greater than the market price on the grant date during the three months ended June 30, 2010 is nil (year ended September 30, 2009 - $0.26) . The weighted average fair value of options granted whose exercise price at grant date was less than the market price on the grant date during the year ended June 30, 2010 is nil (year ended September 30, 2009 - $0.39) .

As at June 30, 2010, the Company has outstanding stock options entitling the holders to acquire common shares as follows:

			Weighted Average
Weighted Average	Number	Number	Remaining
Exercise Price	Outstanding	Exercisable	Contractual Life
$	#	#	Years
0.75	89,286	89,286	0.1
1.30	700,000	700,000	0.8
1.33	75,000	75,000	0.8
0.98	1,550,000	1,550,000	1.9
0.90	50,000	50,000	1.9
0.90	50,000	50,000	2.1
0.80	100,000	100,000	2.1
0.60	10,000	10,000	2.2
0.44	140,000	140,000	2.1
0.49	100,000	100,000	2.5
0.50	2,315,000	2,315,000	2.8
0.50	100,000	100,000	2.9
0.70	500,000	312,500	3.2
0.50	50,000	50,000	3.6
0.55	1,000,000	666,667	3.8
0.73	6,829,286	6,308,453	2.0

As at June 30, 2010, 4,470,714 options remained available for future grants under the plan. Options vested and exercisable at June 30, 2010 totaled 6,308,453 at an average exercise price of $0.75 per share.

9.	Warrants

The following is a summary of warrant activity for the nine months ended June 30, 2010 and the year ended September 30, 2009:

	Nine Months Ended			Year Ended
	June 30,2010			September 30, 2009
			Weighted			Weighted
			Average			Average
	Number	Amount	Exercise Price	Number	Amount	Exercise Price
	#	$	$	#	$	$
Beginning Balance	36,038,800	5,325,976	0.70	24,638,800	3,283,451	0.73
Granted	-	-	-	11,400,000	2,411,000	0.63
Cost of issue	-	-	-	-	(368,475)	-
Extended	-	197,313	-	-	-	-
Exercised	-	-	-	-	-	-
Expired	(27,300)	(3,064)	0.70	-	-	-
Ending Balance	36,011,500	5,520,225	0.70	36,038,800	5,325,976	0.70

The following warrants are outstanding as at June 30, 2010:

Number of
Warrants	Exercise Price	Expiry Date
	$
5,637,500	0.70	July 11, 2010 (1)
17,900,000	0.75	July 25, 2010
1,074,000	0.56	July 25, 2010 (2)
10,000,000	0.65	March 24, 2011
1,400,000	0.50	March 24, 2011 (3)
36,011,500

(1)	Approval for the extension ofthe warrants was obtained on December 31, 2009. See Note 8(b)(ii).
(2)	Each whole warrant entitles the holder to acquire one unit comprised of one common share and one warrant to acquire one additional common share for $0.75 for a period of two years.
(3)	Each whole warrant entitles the holder to acquire one unit comprised of one common share and one half of one warrant to acquire one additional common share for $0.65 for a period of two years.

10.	Contributed Surplus

	Nine Months Ended	Year ended
	June 30, 2010	September 30, 2009
	$	S
Beginning Balance	6,838,609	5,783,716
Stock-based compensation expense	68,648	535,008
Stock-based compensation recorded as share and warrant issue costs	-	420,000
Stock-based compensation recorded as exploration property interests	(29,762)	126,423
Exercise of stock options	(499,513)	(26,538)
Expiration of warrants	3,064	-
Ending Balance	6,381,046	6,838,609

11.	Commitments and Contingencies

On October 1, 2007, the Company entered into a lease for office space for a term of five years ending September 30, 2012. Minimum lease commitments for successive fiscal years ending September 30 are approximated as follows:

$
2010	5,735
2011	22,940
2012	23,680
52,355

The Company has an employment agreement with the Chief Executive Officer that contains change of control, change of location and termination clauses under which the Chief Executive Officer would be entitled to three times his annual salary of $250,000 and bonus (determined by the compensation committee on an annual basis with the bonus amount not to exceed 150% of the annual salary) and his listed benefits would continue for a period of three years. Subsequent to June 30, 2010, the Chief Executive Officer negotiated an employment contract with Capital Gold Corporation and waived all change of control, change of location and termination clauses under his employment contract with the Company.

The Company has an employment agreement with the Chief Financial Officer that contains change of control, change of location and termination clauses under which the Chief Financial Officer would be entitled to two times her annual salary of $100,000 and bonus (determined by the compensation committee on an annual basis with the bonus amount not to exceed 150% of the annual salary) and her listed benefits would continue for a period of three years. As at June 30, 2010, $220,000 was accrued as transaction costs related to the proposed business combination with Capital Gold Corporation.

See also Note 6(c) regarding the early termination clause with respect to the Huajicari concessions.

12.	Supplemental Cash Flow Information

	Three Months Ended June 30,		Nine Months Ended June 30,
	2010	2009	2010	2009
	$	$	S	$
Interest paid
Income taxes paid

Non-cash investing and financing transactions:
Acquisition of exploration property interests for share consideration (Note 6(c))	360,000		720,000	337,500
Change in exploration property interests payable	59,675	654,895	38,788	106,944
Fair value of warrants extended	-	-	197,313	-
Recorded value of warrants expired	-	-	3,064	-
Fair value of warrants included in share issue costs	-	-	-	322,000
Stock-based compensation recorded as exploration property interests	-	-	(29,762)	-
Recorded value of options exercised	184,032	-	499,513	26,538

13.	Subsequent Events

In February 2010, the Company jointly announced with Capital Gold Corporation ("Capital Gold") that they had entered into an agreement with respect to a proposed business combination in an all-share transaction subject to the completion of certain terms and conditions. $656,702 of transaction costs had been incurred as of June 30, 2010 related to this proposed transaction. On August 2, 2010, the proposed business combination closed. Pursuant to the transaction, Nayarit Gold Inc. was amalgamated with a wholly-owned subsidiary of Capital Gold and each common share of Nayarit Gold Inc. was exchanged for 0.134048 shares of common stock of Capital Gold. Upon the exercise or conversion of former convertible securities (stock options, warrants and agents' warrants) of Nayarit, holders will receive shares of Capital Gold in lieu of shares of Nayarit on the basis of the exchange ratio. A total of 12,454,354 shares of Capital Gold were issued pursuant to the transaction and a further 2,525,464 shares were reserved for issuance upon the exercise or conversion of former Nayarit convertible securities.

In conjunction with the closing of the business combination with Capital Gold, revised expiration dates were provided for 4,970,000 options (666,218 stock options on a post-merger basis) for directors, employees and consultants that would not be providing services to Capital Gold post-merger. The revised expiration date for 4,970,000 stock options was November 1, 2010.

On August 29, 2010, the Company received a Decision Document from the Ontario Securities Commission which had the effect of Nayarit Gold Inc. ceasing to be a reporting issuer in Canada.

Subsequent to June 30, 2010, 5,637,500 warrants expired unexercised (exercise price $0.70) , 17,900,000 warrants expired unexercised (exercised price $0.75) and 1,074,000 Agents warrants expired unexercised (exercised price $0.56)

Subsequent to June 30, 2010, $500,000USD was paid pursuant to the amended Huajicari option agreement.

14.	Differences Between Canadian and U.S. Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP"). The following represents material adjustments to the consolidated financial statements as at June 30, 2010 and September 30, 2009 and for the three and nine months ended June 30, 2010 and 2009 in order to conform to accounting principles generally accepted in the United States ("US GAAP").

	June 30,	September 30,
	2010	2009
	$	$
Assets
Canadian GAAP	25,068,065	25,196,265
Deferred exploration expenditures (a)	(18,487,393)	(17,553,717)
US GAAP	6,580,672	7,642,548

Future Income Taxes
Canadian GAAP	-	-
Deferred exploration expenditures expensed (a)	5,176,470	4,915,000
Increase in valuation allowance	(5,176,470)	(4,915,000)
US GAAP	-	-

Deficit
Canadian GAAP	(15,715,174)	(13,619,114)
Cumulative deferred exploration expenditures adjustment (a)	(18,487,393)	(17,553,717)
US GAAP	(34,202,567)	(31,172,831)

14.	Differences Between Canadian and U.S. Generally Accepted Accounting Principles (continued)

	For the three months ended June 30,
	2010	2009
	$	$
Statement of Operations
Net loss under Canadian GAAP	(767,082)	(646,271)
Deferred exploration expenditures (a)	(211,824)	(2,236,554)
Net loss under US GAAP	(978,906)	(2,882,825)

Basic and diluted loss per share - US GAAP	(0.01)	(0.03)

Statement of Cash Flows
Cash flows used in operating activities under Canadian GAAP	(318,236)	(598,280)
Deferred exploration expenditures (a)	(271,499)	(2,891,449)
Cash flows used in operating activities under US GAAP	(589,735)	(3,489,729)

Cash flows used in investing activities under Canadian GAAP	(315,927)	(3,015,980)
Deferred exploration expenditures (a)	271,499	2,891,449
Cash flows used in investing activities under US GAAP	(44,428)	(124,531)

	For the nine months ended June 30,
	2010	2009
	$	$
Statement of Operations
Net loss under Canadian GAAP	(2,096,060)	(2,119,649)
Deferred exploration expenditures (a)	(933,675)	(7,364,417)
Net loss under US GAAP	(3,029,735)	(9,484,066)

Basic and diluted loss per share - US GAAP	(0.03)	(0.13)

Statement of Cash Flows
Cash flows used in operating activities under Canadian GAAP	(1,372,881)	(1,395,902)
Deferred exploration expenditures (a)	(972,463)	(7,471,361)
Cash flows used in operating activities under US GAAP	(2,345,344)	(8,867,263)

Cash flows used in investing activities under Canadian GAAP	(1,590,443)	(9,095,619)
Deferred exploration expenditures (a)	972,463	7,471,361
Cash flows used in investing activities under US GAAP	(617,980)	(1,624,258)

14.	Differences Between Canadian and U.S. Generally Accepted Accounting Principles (continued)

	(a)	Deferred Exploration Expenditures

Under Canadian GAAP, exploration expenditures may be capitalized during the search for a commercially mineable body of ore and amortized later during commercial production. Under US GAAP, exploration expenditures can only be deferred subsequent to the determination that proven or probable mineral reserves exist at which time costs incurred to bring the mine into production are capitalized as development costs. Capitalized costs are then amortized on a unit of production basis based on proven and probable reserves.

For the purposes of the consolidated statements of cash flows, these costs are classified as cash used in investing activities under Canadian GAAP and cash used in operations under US GAAP.

	(b)	Income Taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company.

	(c)	Stock Based Employee Compensation

On November 27, 2003 (date of incorporation), the Company prospectively adopted the fair value based method for its employee options. Consequently, there were no differences between Canadian and US GAAP with respect to options granted since inception. Canadian GAAP permits a choice which allows companies to estimate forfeitures at the grant date or recognize forfeitures as they occur. US GAAP requires forfeitures to be estimated at the grant date. Management has evaluated the impact of estimating forfeitures at the grant date for the purposes of this reconciliation and determined that the impact is not material.

	(d)	Uncertainty in Income Taxes

In July 2006, the ASC issued guidance for Accounting for Uncertainty in Income Taxes. The guidance prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements, uncertain tax positions that the Company has taken or expects to take on a tax return (including a decision whether to file or not file a return in a particular jurisdiction). Under the guidance, the financial statements will reflect expected future tax consequences of such positions presuming the taxing authorities' full knowledge of the position and all relevant facts, but without considering time value. The guidance also revises disclosure requirements and introduces a prescriptive, annual, tabular roll-forward of the unrecognized tax benefits. It is effective for fiscal years beginning after December 15, 2006. Management has evaluated the adoption of the guidance for purposes of this reconciliation and has determined there is no impact.

14.	Differences Between Canadian and U.S. Generally Accepted Accounting Principles (continued)

	(e)	Recently Issued Accounting Pronouncements

The Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board ("FASB") established the FASB Accounting Standards Codification ("ASC") as the single source of authoritative GAAP to be applied by nongovernmental entities. The ASC is a new structure which took existing accounting pronouncements and organized them by accounting topic. Relevant authoritative literature issued by the Securities and Exchange Commission ("SEC") and select SEC staff interpretations and administrative literature was also included in the ASC. All other accounting guidance not included in the ASC is non-authoritative. The ASC is effective for annual or interim periods ending after September 15, 2009. The adoption of the ASC did not have an impact on the Company's consolidated financial position, results of operations or cash flows.

Fair Value Accounting

In September 2006, the ASC guidance for fair value measurements and disclosure was updated to define fair value, establish a measurement framework, and expand disclosures about fair value measurements. This guidance does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. The provisions of the updated guidance were adopted October 1, 2008. In February 2008, the FASB staff issued an update to the guidance which delayed the effective date for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. The adoption of guidance is not expected to have a significant impact on the Company.

In October 2008, the guidance was further updated to provide guidance on how the fair value of a financial asset is to be determined when the market for that financial asset is inactive. The guidance states that determining fair value in an inactive market depends on the facts and circumstances, requires the use of significant judgment and, in some cases, observable inputs may require significant adjustment based on unobservable data. Regardless of the valuation technique used, an entity must include appropriate risk adjustments that market participants would make for nonperformance and liquidity risks when determining fair value of an asset in an inactive market. The guidance was effective upon issuance. The adoption of guidance did not have a significant impact on the Company

Fair Value Option

In February 2007, the ASC issued guidance that permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The guidance was adopted October 1, 2008. The Company did not elect the Fair Value Option for any of its financial assets or liabilities, and therefore, the adoption of the guidance had no impact on the Company's consolidated financial position, results of operations or cash flows.

Accounting for the Useful Life of Intangibles

In April 2008, the ASC updated guidance on the determination of the useful life of intangible assets which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The guidance is effective for the Company's fiscal year beginning October 1, 2009 and will be applied prospectively to intangible assets acquired after the effective date. The Company does not expect the adoption of the guidance to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

14.	Differences Between Canadian and U.S. Generally Accepted Accounting Principles (continued)

	(e)	Recently Issued Accounting Pronouncements (continued)

Business Combinations

In December 2007, the ASC guidance for business combinations was updated to provide new guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non-controlling interest in the acquiree. The updated guidance also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The provisions of the updated guidance is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after October 1, 2009. The Company will apply the guidance to all future business combinations.

Equity Method Investment

In November 2008, the ASC updated guidance which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The intent of the changes is to provide guidance on (i) determining the initial measurement of an equity method investment, (ii) recognizing other-than-temporary impairments of an equity method investment and (iii) accounting for an equity method investee's issuance of shares. The updated guidance will be effective for the Company's fiscal year beginning October 1, 2009. The adoption of the updated guidance did not have an impact on the Company's consolidated financial position or results of operations and is not expected to have an impact on the Company's consolidated financial position or results of operations.

Variable Interest Entities

In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise's variable interest gives it a controlling financial interest in a variable interest entity ("VIE"). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: i) the power to direct the activities of a VIE that most significantly impact the entity's economic perfoimance and ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE. The provisions of the updated guidance are effective for the Company's fiscal year beginning October 1, 2010. The Company does not expect the adoption of this guidance to have an impact on consolidated financial position, results of operations or cash flows.

SCHEDULE F

Nayarit Gold Inc.
(AN EXPLORATION STAGE COMPANY)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED
DECEMBER 31, 2009 AND 2008

(UNAUDITED)
(Expressed in Canadian Dollars)

Nayarit Gold Inc. (An Exploration Stage Company)
Interim Consolidated Financial Statements
For the Three Months Ended December 31, 2009 and 2008
(Unaudited)
(Expressed in Canadian Dollars)

February 17, 2010

Managements’ Responsibility for Financial Reporting

The accompanying unaudited interim consolidated financial statements of Nayarit Gold Inc. (the “Company”) are the responsibility of management and have been approved by the Board of Directors. The unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited interim consolidated financial statements include some amounts and assumptions based on management’s best estimates which have been derived with careful judgment.

In fulfilling its responsibilities, management has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparation of the financial statements. The Audit Committee of the Board of Directors reviewed and approved the Company’s unaudited interim consolidated financial statements, and recommended their approval by the Board of Directors.

(signed) “Colin Sutherland”	(signed) “Megan Spidle”
President & Chief Executive Officer	Chief Financial Officer

Nayarit Gold Inc. (An Exploration Stage Company)
Interim Consolidated Balance Sheets
(Unaudited)
(Expressed in Canadian Dollars)

	December 31,	September 30,
	2009	2009
Assets
Current assets
Cash and cash equivalents	$1,416,250	$2,481,433
Short-term investments	7,620	8,614
Prepaids and sundry receivables (Note 7)	43,475	53,618
	1,467,345	2,543,665
Property, plant and equipment (Note 5)	232,968	244,463
Exploration property interests (Note 6)	23,363,902	22,408,137
	$25,064,215	$25,196,265
Liabilities
Current liabilities
Accounts payable and accrued liabilities (Note 7)	$422,684	$378,613
Shareholders' Equity
Share capital (Note 8)	26,434,868	26,272,181
Warrants (Note 9)	5,523,289	5,325,976
Contributed surplus (Note 10)	6,896,185	6,838,609
Deficit	(14,212,811)	(13,619,114)
	24,641,531	24,817,652
	$25,064,215	$25,196,265

Going Concern (Note 1)
Commitments and Contingencies (Note 11)
Subsequent Events (Note 14)

Approved on behalf of the Board:

Signed "R. Glen MacMullin" , Director
Signed "Donald Flemming", Director

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Nayarit Gold Inc. (An Exploration Stage Company)
Interim Consolidated Statements of Loss, Comprehensive Loss and Deficit
(Unaudited)
(Expressed in Canadian dollars)

For the three months ended December 31,	2009	2008

Operating Expenses
Management and consulting fees	$337,306	$229,804
Travel & entertainment	86,362	72,239
Investor relations	48,831	100,083
Stock-based compensation (Note 8(c))	43,093	305,937
Professional fees	23,328	33,741
Communications	15,122	16,648
Amortization	12,677	39,625
Insurance expense	11,560	9,565
Occupancy cost	9,900	8,565
Office and general	7,874	12,480
Transfer agent, listing and filing fees	4,506	6,143
Interest and bank charges	1,290	2,036
Foreign exchange loss (gain)	(5,621)	(73,498)

	596,228	763,368

Loss before the undernoted	(596,228)	(763,368)

Other Income (Expense)
Gain on disposal of asset	-	14,702
(Loss) gain in market value of investments	(1,000)	-
Interest income	3,531	23,519

Net Loss and Comprehensive Loss	$(593,697)	$(725,147)

Deficit, beginning	(13,619,114)	(10,918,700)

Deficit, ending	$(14,212,811)	$(11,643,847)

Loss Per Share - basic and diluted	$(0.01)	$(0.01)

Weighted Average Outstanding Shares
- basic and diluted	89,688,896	68,001,769

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

Nayarit Gold Inc. (An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in Canadian dollars)

For the three months ended December 31,	2009	2008

Cash (Used In) Provided By:

Operating Activities
Net loss for the period	$(593,697)	$(725,147)
Items not involving cash
Stock-based compensation	43,093	305,937
Amortization	12,677	39,625
Gain on disposal of asset	-	(14,702)
Loss (gain) in market value of investments	1,000	-
Accrued interest income	(6)	(26)
Change in non-cash operating working capital
Prepaids and sundry receivables	10,143	213,326
Accounts payable and accrued liabilities	(30,223)	(138,628)
	(557,013)	(319,615)

Investing Activities
Purchase of property, plant and equipment	(1,182)	(525)
Exploration property expenditures	(506,988)	(3,459,011)
	(508,170)	(3,459,536)

Change in cash and cash equivalents	(1,065,183)	(3,779,151)

Cash and cash equivalents, opening	$2,481,433	$5,356,166

Cash and cash equivalents, closing	$1,416,250	$1,577,015

Cash and cash equivalents consist of:
Cash on hand and balances with banks	$298,761	$425,910
Cashable GICs	1,117,489	1,151,105

	$1,416,250	$1,577,015

Supplemental Cash Flow Information (Note 12)

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Nayarit Gold Inc. (An Exploration Stage Company)
Interim Consolidated Statements of Changes in Shareholders' Equity
(Unaudited)
(Expressed in Canadian dollars)

	Common Shares			Contributed	Accumulated
	Number	Amount	Warrants	Surplus	Deficit	Total

Balance, September 30, 2008	67,870,262	$18,969,087	$3,283,451	$5,783,716	$(10,918,700)	$17,117,554
Private placements	20,000,000	10,000,000	-	-	-	10,000,000
Warrant valuation	-	(1,789,000)	1,789,000	-	-	-
Finders' fees	-	-	622,000	-	-	622,000
Cost of issue	-	(1,677,722)	(368,475)	-	-	(2,046,197)
Shares issued for acquisition of property	1,500,000	675,000	-	-	-	675,000
Stock-based compensation	-	-	-	535,008	-	535,008
Stock-based compensation recorded as share and warrant issue costs	-	-	-	420,000	-	420,000
Stock-based compensation recorded as exploration property interests	-	-	-	126,423	-	126,423
Exercise of stock options	139,286	94,816	-	(26,538)	-	68,278
Net loss for the period	-	-	-	-	(2,700,414)	(2,700,414)

Balance, September 30, 2009	89,509,548	$26,272,181	$5,325,976	$6,838,609	$(13,619,114)	$24,817,652
Warrant valuation	-	(197,313)	197,313	-	-	-
Shares issued for acquisition of property	750,000	360,000	-	-	-	360,000
Stock-based compensation	-	-	-	43,093	-	43,093
Stock-based compensation recorded as exploration property interests	-	-	-	14,483	-	14,483
Net loss for the period	-	-	-	-	(593,697)	(593,697)

Balance, December 31, 2009	90,259,548	$26,434,868	$5,523,289	$6,896,185	$(14,212,811)	$24,641,531

The accompanying notes form an integral part of these unaudited interim consolidated financial statements.

Nayarit Gold Inc. (An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three Months Ended December 31, 2009 and 2008
(Expressed in Canadian Dollars)

1.	Nature of Business and Going Concern

Nature of Business

Nayarit Gold Inc. (the "Company" or "Nayarit") is a Canadian mineral exploration company engaged in locating, acquiring and exploring for gold, silver and base metals primarily in Mexico and has not yet determined whether its exploration property interests contain mineral reserves that are economically recoverable. The Company's continuing operations and the underlying value and recoverability of the amounts shown for exploration property interests are dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its exploration property interests, and on future profitable production or proceeds from the disposition of the exploration property interests. The Company was incorporated pursuant to the laws of Ontario on November 27, 2003. To date, the Company has not earned any revenue and is considered to be in the development stage as defined by the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 11 "Enterprises in the Development Stage".

The Company's operations comprise a single reporting operating segment engaged in mineral exploration in Mexico (2008 – same). As the operations comprise a single reporting segment, amounts disclosed in the consolidated statements of loss for the period also represent segment amounts. At December 31, 2009 (2008 – same), all of the Company's mineral properties are located in Mexico and substantially all cash is on deposit with Canadian chartered banks.

All of the Company’s mining assets are located outside of Canada and are subject to the risk of foreign investments, including increase in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

Going Concern

These unaudited interim consolidated financial statements have been prepared using Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a going concern, which assumes continuity of operations and realization of assets and settlement of liabilities and commitments in the normal course of business. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, as described in the following paragraph. These unaudited interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary were the going concern assumption inappropriate. These adjustments could be material.

Nayarit Gold Inc. (An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three Months Ended December 31, 2009 and 2008
(Expressed in Canadian Dollars)

1.	Nature of Business and Going Concern (continued)

The Company is in the exploration stage and is subject to the risks and challenges similar to other companies in a comparable stage of exploration. These risks include, but are not limited to, dependence on key individuals, successful exploration results and the ability to secure adequate financing to meet the minimum capital required to successfully complete the project and continue as a going concern. As at December 31, 2009, the Company had positive working capital of approximately $1.04 million, including cash and cash equivalents of approximately $1.4 million; however, management estimates that these funds will not be sufficient to meet the Company's obligations and budgeted expenditures through December 31, 2010. Any funding shortfall may be met in the future in a number of ways including, but not limited to, the sale of equity or debt securities, further expenditure reductions, renegotiation of the amount and timing of exploration property payments, the introduction of joint venture partners, and/or a business combination (see Note 14). There is, however, no assurance that these sources of funding or initiatives will be available to the Company, or that they will be available on terms which are acceptable to the Company.

2.	Summary of Significant Accounting Policies

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. Operating results for the three months ended December 31, 2009 may not necessarily be indicative of the results that may be expected for the year ending September 30, 2010.

The consolidated balance sheet at September 30, 2009 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete consolidated financial statements. The unaudited interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual audited consolidated financial statements for the year ended September 30, 2009. For further information, refer to the audited consolidated financial statements and notes thereto for the year ended September 30, 2009.

(a) Recently Adopted Accounting Policies

Financial Instruments

In June 2009, the AcSB issued amendments to Section 3862, “Financial Instruments – Disclosures”, to require enhanced disclosures about the relative reliability of the data, or “inputs”, that an entity uses in measuring the fair values of its financial instruments. The new requirements are effective for annual financial statements for fiscal years ending after September 30, 2009. The additional disclosures will be included in the Company’s annual financial statements for the year ending September 30, 2010.

Nayarit Gold Inc. (An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three Months Ended December 31, 2009 and 2008
(Expressed in Canadian Dollars)

2.	Summary of Significant Accounting Policies

(b) Future Accounting Changes

Business Combinations, Consolidated Financial Statements and Non-controlling Interests

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests” which replace Section 1581, “Business Combinations” and Section 1600, “Consolidated Financial Statements". Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2011. Early adoption of this section is permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time.

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP is for interim and annual financial statements relating to the fiscal year beginning on or after January 1, 2011. Accordingly, the Company will begin reporting under IFRS for its interim and annual periods for the year ended September 30, 2012. The Company’s transition date will be October 1, 2010, which will require restatement for comparative purposes of amounts reported by the Company for the year ended September 30, 2011. While the Company has begun assessing the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.	Capital Management

The Company considers the items included in consolidated Shareholders’ Equity as capital. Accordingly, the capital of the Company is $24.6 million and $24.8 million as at December 31, 2009 and September 30, 2009, respectively. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

There were no changes in the Company's approach to capital management during the period ended December 31, 2009. Neither the Company nor its subsidiary is subject to externally imposed capital requirements.

Nayarit Gold Inc. (An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three Months Ended December 31, 2009 and 2008
(Expressed in Canadian Dollars)

4.	Financial Risk Factors

The Company's risk exposures and the impact on the Company's unaudited interim consolidated financial instruments are summarized below:

Credit Risk

The Company's credit risk is primarily attributable to short-term investments and receivables. The Company has no significant concentration of credit risk arising from operations. Short-term investments consist of guaranteed investment certificates, which have been invested with reputable financial institutions, from which management believes the risk of loss to be remote. Management believes that the credit risk concentration with respect to financial instruments in these areas is remote.

Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2009, the Company had a cash and cash equivalents balance of $1,416,250 (September 30, 2009 - $2,481,433) to settle current liabilities of $422,684 (September 30, 2009 - $378,613). All of the Company's accounts payable and accrued liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Market Risk

(a) Interest Rate Risk

The Company has cash and cash equivalents. The Company's current policy is to invest excess cash in investment grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

(b) Foreign Currency Risk

The Company's functional currency is the Canadian dollar and major purchases are transacted in Canadian dollars. The Company funds certain operations, exploration and administrative expenses in Mexican Pesos (MXN) or US Dollars (USD) on a cash call basis using MXN or USD currencies converted from its Canadian dollar bank accounts held in Canada. Financial instruments included in exploration property interests consist of estimated IVA amounts recoverable which are recoverable in Mexican Pesos. The estimated IVA amounts recoverable balance was $1,089,973CAD ($13,519,893MXN) and $1,043,579CAD ($13,005,720 MXN) as at December 31, 2009 and September 30, 2009, respectively. Management believes the foreign exchange risk derived from currency conversions is insignificant and therefore does not hedge its foreign exchange risk.

Nayarit Gold Inc. (An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three Months Ended December 31, 2009 and 2008
(Expressed in Canadian Dollars)

4.	Financial Risk Factors (continued)

Market Risk (continued)

	(c)	Price Risk

The Company is exposed to price risk with respect to commodity prices. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

	(d)	Property Risk

See Note 1.

Sensitivity Analysis

The Company has designated its cash and cash equivalents and short term investments as held-for-trading, and measured them at fair value. Financial instruments included in prepaids and sundry receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

As at December 31, 2009, the carrying and fair value amounts of the Company's financial instruments are approximately the same. Based on management's knowledge and experience of the financial markets, the Company believes movements in interest rates, foreign exchange, and commodity prices are reasonably possible over a three month period.

Short term investments include deposits at call which are at variable rates. Sensitivity to a plus or minus 1% change in rates would affect net loss by $nil.

The Company has IVA amounts recoverable in Mexican Pesos that give rise to exposure to foreign exchange risk. The impact of a 10% increase in the Mexican Peso relative to the Canadian Dollar is an increase in the consolidated net loss and other comprehensive loss of $99,000CAD. The impact of a 10% decrease in the Mexican Peso relative to the Canadian Dollar is a decrease in the consolidated net loss and other comprehensive loss of $121,000CAD.

Price risk is remote at this time since the Company is not a producing entity.

5.	Property, Plant and Equipment

	December 31, 2009
		Accumulated
	Cost	Amortization	Net
	$	$	$
Computer equipment	44,544	20,728	23,816
Furniture and equipment	15,000	6,360	8,640
Software	136,127	120,660	15,467
Vehicle	68,800	30,934	37,866
Leasehold improvements	34,448	13,891	20,557
Building	99,860	13,878	85,982
Land	40,640	-	40,640
	439,419	206,451	232,968

Nayarit Gold Inc. (An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three Months Ended December 31, 2009 and 2008
(Expressed in Canadian Dollars)

5.	Property, Plant and Equipment (continued)

	September 30, 2009
		Accumulated
	Cost	Amortization	Net
	$	$	$
Computer equipment	43,362	19,215	24,147
Furniture and equipment	15,000	6,360	8,640
Software	136,127	115,157	20,970
Vehicle	68,800	27,864	40,936
Leasehold improvements	34,448	12,169	22,279
Building	99,860	13,009	86,851
Land	40,640	-	40,640
	438,237	193,774	244,463

6.	Exploration Property Interests

	December 31, 2009
	Orion	IVA	Advances	Total
	$	$	$	$
Beginning balance	21,312,940	1,043,579	51,618	22,408,137

Additions during the year
Acquisition costs	540,458	-	-	540,458
Assays and analysis	-	-	-	-
Environmental	52,465			52,465
Drilling	-	-	-	-
Exploration support	18,811	-	-	18,811
Field supplies & equipment	-	-	-	-
Geological	87,066	-	-	87,066
Mapping & surveying	-			-
Metallurgical	73,182			73,182
Mining duties, permits and fees	596	-	-	596
Transportation	9,264	-	-	9,264
Wages and consulting fees	118,623	-	-	118,623
	900,465	-	-	900,465

Collected during the period	-	-	-	-
Increase during the period	-	46,154	9,146	55,300

Ending balance	22,213,405	1,089,733	60,764	23,363,902

Nayarit Gold Inc. (An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three Months Ended December 31, 2009 and 2008
(Expressed in Canadian Dollars)

6.	Exploration Property Interests (continued)

	September 30, 2009
	Orion	IVA	Advances	Total
	$	$	$	$
Beginning balance	11,110,355	944,527	63,914	12,118,796

Additions during the year
Acquisition costs	1,964,012	-	-	1,964,012
Assays and analysis	863,120	-	-	863,120
Environmental	50,943	-	-	50,943
Drilling	4,956,907	-	-	4,956,907
Exploration support	430,006	-	-	430,006
Field supplies & equipment	114,328	-	-	114,328
Geological	242,983	-	-	242,983
Mapping & surveying	11,144	-	-	11,144
Metallurgical	46,499	-	-	46,499
Mining duties, permits and fees	213,506	-	-	213,506
Transportation	93,843	-	-	93,843
Wages and consulting fees	1,215,294	-	-	1,215,294
	10,202,585	-	-	10,202,585

Collected during the year	-	(1,009,585)	(12,296)	(1,021,881)
Increase during the year	-	1,108,637	-	1,108,637

Ending balance	21,312,940	1,043,579	51,618	22,408,137

Orion

The Orion Gold Project consists of several mineral concessions containing a total area of approximately 105,000 hectares located in the state of Nayarit, on the Pacific coast of the Republic of Mexico.

The El Magnifico concession, which formed part of the Company’s initial land holdings, was staked for the Company and is not subject to any royalty or other agreements. The Bonanza I, Reese, Gross and El Dorado concessions, staked at various times since September, 2005 by the Company, are likewise not subject to any royalty or other agreements.

The following concessions are subject to a royalty or option agreement:

(a)	Orion

The Orion concession is made up of one concession comprising approximately 528 hectares. The Orion concession is subject to a 3.5% net smelter royalty, which may be purchased at any time for $250,000 and a 10% net profits interest.

Nayarit Gold Inc. (An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three Months Ended December 31, 2009 and 2008
(Expressed in Canadian Dollars)

6.	Exploration Property Interests (continued)

	(b)	La Estrella

Pursuant to an option agreement dated November 28, 2003, the Company can acquire a 100% interest in the La Estrella concession. The La Estrella concession is made up of one claim comprising approximately 146 hectares. Consideration for the acquisition of the concessions is as follows:

Aggregate payments of USD$1,450,000 (CAD$1,527,984) over six years with an initial payment of USD$25,000 (CAD$24,870) (paid) and payments in year one - USD$50,000 (CAD$49,740) (paid); year two - USD$75,000 (CAD$74,610) (paid); year three - USD$100,000 (CAD$134,628) (paid); year four - USD$100,000 (CAD$102,072) (paid); year five - US$100,000 (CDN$115,420) (paid); year six - US$1,000,000 (CDN$1,049,390).

On December 8, 2009, the Company renegotiated the property payments on the La Estrella concession. The original agreement provided for a USD$1,000,000 (CAD$1,049,390) payment to be made on November 28, 2009; however, the Company has restructured the payment as follows: December 8, 2009 USD$75,000 (CAD$79,240) (paid), June 8, 2010 USD$25,000 (CAD $26,235), December 8, 2010 USD$100,000 (CAD$104,939), June 8, 2011 USD$100,000 (CAD$104,939), December 8, 2011 USD$175,000 (CAD$183,643), June 8, 2012 USD$175,000 (CAD$183,643) and December 8, 2012 USD$350,000 (CAD$367,286).

	(c)	San Juan, San Francisco, San Miguel and Isis (collectively known as Huajicari concessions)

On July 25, 2008, the Company entered into a definitive option agreement with Compania Minera Huajicari, S.A. de D.V. (“Compania Minera Huajicari”) to acquire six additional mining concessions totaling 2,730 hectares in the Orion Silver-Gold Mining District in the State of Nayarit, Mexico. Consideration for the acquisition of the concessions is as follows:

Aggregate payments of USD$2,500,000 (CAD$2,588,130) with an initial payment of USD$500,000 (CAD$511,650) (paid), and payments six months from closing - USD$500,000 (CAD$601,900) (paid), twelve months from closing - USD$500,000 (CAD$567,408) (paid), eighteen months from closing - USD$500,000 (CAD$524,695) and twenty-four months from closing - USD$500,000 (CAD$524,695).

One December 10, 2009, the Company renegotiated the property payments on the Huajicari concession. The original agreement provided for a USD$500,000 payment to be made on November 8, 2009; however, the Company has restructured the payment as follows: January 31, 2010 USD$250,000 (CAD$262,348) and April 30, 2010 USD$250,000 (CAD$262,348).

3,500,000 common shares of Nayarit Gold Inc., of which 500,000 was due upon closing (issued), 750,000 was due six months from closing (issued), 750,000 was due twelve months from closing (issued), 750,000 are due eighteen months from closing (issued), and 750,000 are due twenty-four months from closing.

Compania Minera Hujicari has the option to acquire an additional 500,000 common shares of the Company by foregoing and in lieu of receiving the USD$500,000 (CAD$524,695) payment due by May 8, 2010.

The Company commits to exploration expenditures of USD$3,000,000 (CAD$3,148,170) over the first two years on the acquired concessions.

3% Net Smelter Royalty (“NSR”) on production from the acquired concessions, however, the Company has the option to purchase the NSR for US$3,000,000 (CAD$3,148,170).

Nayarit Gold Inc. (An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three Months Ended December 31, 2009 and 2008
(Expressed in Canadian Dollars)

6.	Exploration Property Interests (continued)

	(c)	San Juan, San Francisco, San Miguel and Isis (collectively known as Huajicari concessions) (continued)

The Company may early terminate the agreement without further responsibility upon payment of 20% of the total remaining cash payments at the time of termination.

7.	Related Party Transactions

(a)

During the three months ended December 31, 2009, the Company paid or accrued $39,674 (2008 - $45,828) consulting fees to an officer of the Company. The fees were recorded as exploration property interests. In addition, for the three months ended December 31, 2009, the Company recorded $14,483 of stock based compensation cost as exploration property interests.

(b)

Included in accounts payable and accrued liabilities at December 31, 2009 is $14,991 (September 30, 2009 - $16,586) owing to one officer of the Company for management fees and expenses incurred on behalf of the Company. These amounts are unsecured, non-interest bearing with no fixed terms of repayment.

	(c)	Included in prepaids and sundry receivables at December 31, 2009 is $885 (September 30, 2009 - $885) as an advance for travel costs to an officer of the Company.

The above related party transactions occurred in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

8.	Share Capital

	(a)	Authorized

Unlimited number of common shares

	(b)	Issued

	Number	Amount
	#	$

Balance at September 30, 2008	67,870,262	18,969,087

Private placement at $0.50 per share (i)	20,000,000	10,000,000
Warrant valuation (i)	-	(1,789,000)
Exercise of stock options	139,286	94,816
Issue of shares for acquisition of property (Note 6 (c))	1,500,000	675,000
Share issue costs (i)	-	(1,677,722)

Balance at September 30, 2009	89,509,548	26,272,181

Warrant valuation (ii)	-	(197,313)
Issue of shares for acquisition of property (Note 6 (c))	750,000	360,000

Balance at December 31, 2009	90,398,834	26,434,868

Nayarit Gold Inc. (An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three Months Ended December 31, 2009 and 2008
(Expressed in Canadian Dollars)

8.	Share Capital (continued)

	(b)	Issued (continued)

(i)

On March 24, 2009, the Company completed a brokered private placement consisting of 20,000,000 units (the “Units”) in the Company at a price of $0.50 per Unit for gross proceeds of $10,000,000. Each Unit is comprised of one common share and one-half of one common share purchase warrant. Each warrant entitles the holder to purchase one additional common share (“Warrant Share”) of the Company at an exercise price of $0.65 per Warrant Share at any time within two years from the date of closing. Jennings Capital Inc. and BMO Capital Markets acted as co-lead agents in an investment dealer syndicate which included Wolverton Securities Inc.

The agents were paid a cash commission of $700,000 and were issued a total of 1,400,000 warrants (the “Broker Warrants”). Each Broker Warrant is exercisable for one Unit at $0.50 per Unit at any time within 24 months of closing. The fair value of the Broker Warrants issued was determined to be $0.44 per warrant or $622,000 in the aggregate using the Black-Scholes option pricing model and was charged to share issue costs. The following weighted average assumptions were used: risk-free interest rate of 1.07%, expected dividend yield of 0%, expected stock volatility of 84% and an expected life of 2 years.

Other consultants were issued a total of 1,000,000 stock options related to the successful completion of the financing. The fair value of the stock options issued was determined to be $0.42 per stock options or $420,000 in the aggregate using the Black-Scholes option pricing model and was charged to share issue costs. The following weighted average assumptions were used: risk-free interest rate of 2.535%, expected dividend yield of 0%, expected stock volatility of 84% and an expected life of 5 years. Other share issue costs totaled $305,084. Issue costs of $368,475 were allocated to warrants.

The fair value of the private placement warrants issued was determined to be $0.18 per warrant or $1,789,000 in the aggregate using the Black-Scholes option pricing model. The following weighted average assumptions were used: risk-free interest rate of 1.07%, expected dividend yield of 0%, expected stock volatility of 84% and an expected life of 2 years.

(ii)

On December 31, 2009, the Company obtained approval to extend the term of 5,682,500 common share purchase warrants that were issued by the Company as part of the January 11, 2008 private placement. The term of these warrants was extended by six months; accordingly, the new expiry date is now July 11, 2010. The amended fair value of the warrants has been estimated using the Black-Scholes option pricing model using the following assumptions: risk-free interest rate of 0.5%; expected life of 0.53 years; expected volatility of 62%, and expected dividend yield of 0%. The additional estimated fair value of $197,313 was allocated to the warrants.

Nayarit Gold Inc. (An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three Months Ended December 31, 2009 and 2008
(Expressed in Canadian Dollars)

(c)	Stock Options

The Company has a stock option plan (the “Plan”) providing the Board of Directors with the discretion to issue stock options to its directors, officers and certain consultants of the Company. Previously, the aggregate number of shares of the Company which could be issued and sold under the Plan should not exceed 9,775,000. At the annual general meeting of the shareholders in March 2009, an amendment to the Plan was approved whereby the aggregate number of shares of the Company which may be issued and sold under the Plan was increased to 11,300,000. Stock options are granted with an exercise price determined by the Board of Directors. Options shall not be granted for a term exceeding five years. Options vest over a period of at least 18 months and must be released in equal stages on a quarterly basis and options issued to Investor Relations Consultants must vest in stages of not less than twelve months with no more than one-quarter of the options vesting in any three month period.

The following is a summary of stock option activity for the three months ended December 31, 2009 and the year ended September 30, 2009:

	Three Months Ended		Year Ended
	December 31, 2009		September 30, 2009
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
	#	$	#	$
Beginning Balance	9,089,286	0.65	7,795,000	0.65
Granted	-	-	1,978,572	0.58
Forfeited	-	-	(545,000)	0.51
Exercised	-	-	(139,286)	0.48

Ending Balance	9,089,286	0.65	9,089,286	0.65

The estimated fair value of options has been estimated at the grant date using the Black-Scholes option pricing model. The weighted average assumptions used in the pricing model to assign value to the options granted during the period are as follows:

	Three Months Ended	Year Ended
	December 31, 2009	September 30, 2009

Risk free interest rate	nil	2.17%
Expected life	nil	4.3 years
Expected volatility	nil	86%
Expected dividend yield	nil	-

Nayarit Gold Inc. (An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three Months Ended December 31, 2009 and 2008
(Expressed in Canadian Dollars)

8.	Share Capital (continued)

	(c)	Stock Options (continued)

The weighted average fair value of options granted whose exercise price at grant date was greater than the market price on the grant date during the three months ended December 31, 2009 is nil (year ended September 30, 2009 – $0.26). The weighted average fair value of options granted whose exercise price at grant date was less than the market price on the grant date during the year ended December 31, 2009 is nil (year ended September 30, 2009 – $0.39).

As at December 31, 2009, the Company has outstanding stock options entitling the holders to acquire common shares as follows:

			Weighted Average
Weighted Average	Number	Number	Remaining
Exercise Price	Outstanding	Exercisable	Contractual Life
$	#	#	Years
0.35	1,900,000	1,900,000	0.4
0.75	89,286	89,286	0.6
1.30	700,000	700,000	1.3
1.33	75,000	75,000	1.3
0.98	1,550,000	1,550,000	2.4
0.90	50,000	50,000	2.4
0.90	50,000	50,000	2.6
0.80	100,000	100,000	2.6
0.60	10,000	10,000	2.7
0.44	140,000	140,000	2.9
0.49	100,000	100,000	3.0
0.50	2,315,000	2,315,000	3.3
0.50	100,000	100,000	3.3
0.68	360,000	192,000	3.7
0.70	500,000	187,500	4.1
0.50	50,000	50,000	4.1
0.55	1,000,000	333,333	4.3
0.65	9,089,286	7,942,119	2.5

As at December 31, 2009, 2,210,714 options remained available for future grants under the plan. Options vested and exercisable at December 31, 2009 totaled 7,942,119 at an average exercise price of $0.66 per share.

Nayarit Gold Inc. (An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three Months Ended December 31, 2009 and 2008
(Expressed in Canadian Dollars)

9.	Warrants

The following is a summary of warrant activity for the three months ended December 31, 2009 and the year ended September 30, 2009:

	Three Months Ended			Year Ended
	December 31, 2009			September 30, 2009
			Weighted			Weighted
			Average			Average
	Number	Amount	Exercise Price	Number	Amount	Exercise Price
	#	$	$	#	$	$
Beginning Balance	36,038,800	5,325,976	0.70	24,638,800	3,283,451	0.73
Granted	-	-	-	11,400,000	2,411,000	0.63
Cost of issue	-	-	-	-	(368,475)	-
Extended	-	197,313	-	-	-	-
Exercised	-	-	-	-	-	-
Expired	-	-	-	-	-	-
Ending Balance	36,038,800	5,523,289	0.70	36,038,800	5,325,976	0.70

The following warrants are outstanding as at December 31, 2009:

Number of
warrants	Value	Exercise Price	Expiry Date
#	$	$
5,664,800	836,346	0.70	January 11, 2010
17,900,000	2,685,000	0.75	July 25, 2010
1,074,000	311,460	0.56	July 25, 2010 (1)
10,000,000	1,789,000	0.65	March 24, 2011
1,400,000	622,000	0.50	March 24, 2011 (2)
36,038,800	6,243,806

(1)	Approval for the extension of the warrants was obtained on December 31, 2009. See Note 8(b)(ii).
(2)	Each whole warrant entitles the holder to acquire one unit comprised of one common share and one warrant to acquire one additional common share for $0.75 for a period of two years.
(3)	Each whole warrant entitles the holder to acquire one unit comprised of one common share and one warrant to acquire one additional common share for $0.65 for a period of two years.

10.	Contributed Surplus

	Three Months Ended	Year ended
	December 31, 2009	September 30, 2009
	$	$
Beginning Balance	6,838,609	5,783,716
Stock-based compensation expense	43,093	535,008
Stock-based compensation recorded as share and warrant issue costs	-	420,000
Stock-based compensation recorded as exploration property interests	14,483	126,423
Exercise of stock options	-	(26,538)
Expiration of warrants	-	-
Ending Balance	6,896,185	6,838,609

Nayarit Gold Inc. (An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three Months Ended December 31, 2009 and 2008
(Expressed in Canadian Dollars)

11.	Commitments and Contingencies

On October 1, 2007, the Company entered into a lease for office space for a term of five years ending September 30, 2012. Minimum lease commitments for successive fiscal years ending September 30 are approximated as follows:

$
2010	17,205
2011	22,940
2012	23,680
63,825

The Company has an employment agreement with the Chief Executive Officer that contains change of control, change of location and termination clauses under which the Chief Executive Officer would be entitled to three times his annual salary of $250,000 and bonus (determined by the compensation committee on an annual basis with the bonus amount not to exceed 150% of the annual salary) and his listed benefits would continue for a period of three years.

The Company has an employment agreement with the Chief Financial Officer that contains change of control, change of location and termination clauses under which the Chief Financial Officer would be entitled to two times her annual salary of $100,000 and bonus (determined by the compensation committee on an annual basis with the bonus amount not to exceed 150% of the annual salary) and her listed benefits would continue for a period of three years.

The Company has a consulting agreement with the Vice President of Exploration that contains change of control and termination clauses under which the Vice President of Exploration would be entitled to one times his annual base consulting fees of $150,000 and bonus (determined by the compensation committee on an annual basis with the bonus amount not to exceed 150% of the annual salary) and his listed benefits would continue for a period of six months.

See also Note 6(c) regarding the early termination clause with respect to the Huajicari concessions.

12.	Supplemental Cash Flow Information

	Three Months Ended December 31,
	2009	2008
	$	$
Interest paid	-	-
Income taxes paid	-	-

Non-cash investing and financing transactions:
Acquisition of exploration property interests for share consideration (Note 6(b))	360,000	337,500
Change in exploration property interests payable	74,294	28,438
Fair value of warrants extended	197,313	-
Stock-based compensation recorded as exploration property interests	14,483	-

Nayarit Gold Inc. (An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
For the Three Months Ended December 31, 2009 and 2008
(Expressed in Canadian Dollars)

13.	Segmented Information

The Company’s operations comprise of a single reporting operating segment engaged in mineral exploration in Mexico. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements of loss for the year also represent segment amounts.

As at December 31, 2009 and September 30, 2009, all of the Company’s exploration property interests are located in Mexico and substantially all cash and cash equivalents are on deposit with Canadian chartered banks.

14.	Subsequent Events

Subsequent to December 31, 2009, the Company paid USD$250,000 pursuant to the Huajicari option agreement as described in Note 6 (c).

Subsequent to December 31, 2009, the Company jointly announced with Capital Gold Corporation (“Capital Gold”) that they have entered into an agreement (the "Agreement") with respect to a proposed business combination in an all-share transaction subject to the completion of satisfactory due diligence, receipt of Nayarit and Capital Gold shareholder approval, receipt by Nayarit of a fairness opinion, regulatory approvals and the satisfaction of certain other conditions. Pursuant to the terms of the Agreement, subject to the satisfaction or waiver of all conditions, all of the Nayarit common shares issued and outstanding immediately prior to the consummation of the business combination (other than Nayarit Common Shares held by dissenting stockholders of Nayarit) shall become exchangeable into the common stock of Capital Gold on the basis of 0.134048 shares of Capital Gold’s Company common stock for each one (1) Nayarit Common Share. Following the business combination, the surviving entity (the "Combined Entity") will be a wholly-owned subsidiary of Capital Gold.

SCHEDULE G

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2010
(Expressed in thousands of U.S. dollars, unless otherwise noted)

Pursuant to an arrangement (the "Arrangement") which was completed effective October 26, 2011, AuRico Gold Inc. ("AuRico", or the "Company"), among other things, acquired all of the issued and outstanding common shares of Northgate Minerals Corporation ("Northgate") in consideration of 0.365 of an AuRico common share for each common share of Northgate. The Arrangement was effected pursuant to the provisions of the Business Corporations Act (British Columbia) and was approved by the Supreme Court of British Columbia. In connection with the acquisition, Northgate amalgamated with AuRico and the shares of Northgate were delisted from the TSX and the NYSE Amex.

The unaudited pro forma condensed consolidated income statements for the fiscal year ended December 31, 2010 combine the historical consolidated income statements of AuRico, formerly known as Gammon Gold Inc., Northgate, Capital Gold Corporation ("CGC"), and Nayarit Gold Inc. ("Nayarit"), giving effect to (i) the acquisition by AuRico of the outstanding common shares of Northgate (the "Northgate Transaction"), and (ii) the acquisition by AuRico of all of the outstanding securities of CGC (the "CGC Transaction") as if both had occurred on January 1, 2010.

The historical consolidated financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the Northgate Transaction and the CGC Transaction (collectively, the "Transactions"), (2) factually supportable, and (3) expected to have a continuing impact on the consolidated results.

The unaudited pro forma condensed consolidated income statement for the year ended December 31, 2010 has been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP") and should be read in conjunction with the accompanying notes to the unaudited pro forma condensed consolidated income statement.

In addition, the unaudited pro forma condensed consolidated financial information was based on and should be read in conjunction with the:

  separate historical audited consolidated financial statements of AuRico as at and for the year ended December 31, 2010, prepared in accordance with Canadian GAAP;
  separate historical audited consolidated financial statements of Northgate as at and for the year ended December 31, 2010, prepared in accordance with Canadian GAAP;
  audited consolidated financial statements of CGC as at and for the fiscal year ended July 31, 2010 and 2009, prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP"), and the related notes, including the reconciliation to Canadian GAAP for the year ended July 31, 2010;
  unaudited interim consolidated financial statements of CGC as at and for the three and six months ended January 31, 2011 and 2010, prepared in accordance with U.S. GAAP;
  unaudited interim consolidated financial statements of Nayarit as at and for the nine months ended June 30, 2010, prepared in accordance with Canadian GAAP; and
  unaudited interim consolidated financial statements of Nayarit as at and for the three months ended December 31, 2009, prepared in accordance with Canadian GAAP.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with the description of the Transactions in this document.

On April 8, 2011, AuRico acquired all of the outstanding securities of CGC pursuant to a merger agreement. Following the completion of this transaction, the combined entity became known as AuRico. The operating results of CGC are not reflected in the financial statements of AuRico for any periods prior to April 8, 2011. Therefore, in order to provide the additional information necessary to assess the implications of the Transactions, management of AuRico has reflected CGC's constructed consolidated financial information for the twelve months ended January 31, 2011 in the pro forma condensed consolidated income statement for the year ended December 31, 2010.

1

The audited consolidated financial statements of CGC for the year ended July 31, 2010, and the unaudited consolidated financial statements of CGC for the six months ended January 31, 2011 and 2010, have been used to approximate the year ended December 31, 2010. The unaudited income statement for the year ended January 31, 2011 was constructed by adding and deducting the unaudited consolidated income statement for the six months ended January 31, 2011 and the unaudited consolidated income statement for the six months ended January 31, 2010, respectively, from the audited consolidated income statement for the year ended July 31, 2010.

On August 2, 2010, prior to the merger of AuRico and CGC, CGC acquired Nayarit pursuant to a merger agreement. Following the completion of this transaction, the combined entity became known as CGC. The operating results of Nayarit are reflected in the unaudited consolidated income statement of CGC for the six months ended January 31, 2011. The operating results of Nayarit are not reflected in the financial statements of CGC for any periods prior to August 2, 2010. Management of AuRico has reflected the consolidated financial information of Nayarit in the pro forma condensed consolidated income statement for the period January 1, 2010 to August 2, 2010. Nayarit's constructed consolidated financial information for the six months ended June 30, 2010 has been included in the pro forma condensed consolidated income statement for the year ended December 31, 2010 in order to provide the additional information necessary to assess the implications of the CGC Transaction. Nayarit's unaudited consolidated income statement for the six months ended June 30, 2010 was constructed by deducting the unaudited consolidated income statement for the three months ended December 31, 2009 from the unaudited consolidated income statement for the nine months ended June 30, 2010.

The financial year-ends of AuRico and Northgate are co-terminous, ending on December 31. The financial year-ends of AuRico, CGC and Nayarit are non-coterminous; the financial year ends on July 31 for CGC, and September 30 for Nayarit. Given that the financial year-end of CGC differs from AuRico by more than 93 days, pursuant to paragraph 8.4(7)(c) of National Instrument 51-102, management has prepared unaudited pro forma constructed income statements as described above. The pro forma financial information was prepared for the purpose of the pro forma condensed consolidated financial statements and does not conform to the financial statements for the business included elsewhere in this document.

Management has determined that no material adjustments to the Northgate, CGC or Nayarit financial statements are required to comply with the accounting policies used by AuRico in the preparation of its consolidated financial statements, except as disclosed herein.

The unaudited pro forma condensed consolidated financial information has been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company's financial position or results of operations actually would have been had the Transactions been completed as of the dates indicated. In addition, the unaudited pro forma condensed consolidated financial information does not purport to project the future financial position or operating results of the combined company.

There are no material transactions between AuRico, Northgate, CGC and Nayarit during the periods presented in the unaudited pro forma condensed consolidated financial information that would need to be eliminated. See the accompanying notes to the pro forma condensed consolidated financial information below.

The unaudited pro forma condensed consolidated financial information for the year ended December 31, 2010 has been prepared using the purchase method of accounting under Canadian GAAP, and is subject to change and interpretation. AuRico has been identified as the acquirer for accounting purposes for the Transactions. Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in connection with the unaudited pro forma condensed consolidated financial information. In the opinion of AuRico management, all adjustments considered necessary for a fair presentation have been included.

2

Under purchase accounting, measurement of the fair value of the consideration issued and the assets and liabilities assumed is dependent upon certain valuations and other studies that have not yet begun or are not yet completed, and will not be completed until after the finalization of the respective valuation processes. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing the unaudited pro forma condensed consolidated financial information and are necessarily based upon preliminary information available at the time of the preparation of this document. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed consolidated financial information and the combined company's future results of operations and financial position.

The unaudited pro forma condensed consolidated financial information does not reflect any cost savings, operating synergies, or revenue enhancements that the combined company may achieve as a result of the Transactions, the costs to integrate the operations of AuRico and Northgate, or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

3

AuRico Gold Inc.
Unaudited Pro Forma Condensed Consolidated Income Statement
For the Year ended December 31, 2010
(presented in accordance with Canadian GAAP)

						CGC Pro		Northgate
						Forma		Pro Forma
						Adjustments		Adjustments	Pro Forma
(in thousands of U.S. dollars)	AuRico	CGC	Nayarit	Northgate		(note 4)		(note 5)	Consolidated

Revenue from mining operations	$238,266	$74,679	$-	$485,047	(i)	2,147			$800,139

Expenses
Production costs, excluding amortization and depletion	90,866	28,168		303,543	(i)	2,147			421,659
					(ii)	(3,065)
Mine standby costs	9,214								9,214
Refining costs	1,873			19,015					20,888
General and administrative costs	27,589	9,877	1,381	12,524					51,371
Exploration and business development	1,934	2,384	43	22,129	(iii)	(2,384)	(i)	(21,848)	2,258
Amortization, depletion and accretion	46,527	3,705	26	115,708	(iv)	(928)	(ii)	9,981	180,760
					(v)	5,741
	178,003	44,134	1,450	472,919		1,511		(11,867)	686,150
Earnings (loss) before other items	60,263	30,545	(1,450)	12,128		636		11,867	113,989
Impairment charge / writedowns	(221,610)			(80,785)					(302,395)
Gain on investments	1,260		-						1,260
Loss on disposal of assets	(2,582)	-							(2,582)
Interest on long-term debt	(3,149)	(1,220)	2						(4,367)
Foreign exchange (loss) gain	(3,091)		(3)	8,614	(vi)	(2,372)			3,148
Interest and other income	1,693	11	1	4,071					5,776
Other	(881)	(56)							(937)
	(228,360)	(1,265)		(68,100)		(2,372)			(300,097)
(Loss) earnings before income taxes	(168,097)	29,280	(1,450)	(55,972)		(1,736)		11,867	(186,108)
Future income tax (recovery) expense	(19,094)	-		17,041	(vii)	843	(iii)	2,967	1,757
Current tax (recovery) expense	(1,516)	14,928		(1,309)					12,103
	(20,610)	14,928	-	15,732		843		2,967	13,860

Net (loss) earnings	($147,487)	$14,352	($1,450)	($71,704)		($2,579)		$8,900	($199,968)

Loss per share
Basic (note 5(iv))	($1.06)								($0.72)
Diluted (note 5(iv))	($1.06)								($0.72)
Weighted average number of shares outstanding (in thousands)
Basic (note 5(iv))	138,503								278,671
Diluted (note 5(iv))	138,503								278,671

See accompanying notes

4

AuRico Gold Inc.
Notes to the Unaudited Pro Forma Condensed Consolidated Income Statement
December 31, 2010
(In thousands of U.S. dollars, unless otherwise noted)

1.	Description of the transaction

On October 26, 2011, the Company completed the acquisition of Northgate, whereby the Company acquired all of the issued and outstanding common stock of Northgate by way of a court approved plan of arrangement. Under the terms of the arrangement, each share of Northgate stock was exchanged for 0.365 AuRico shares, and all of Northgate's outstanding employee stock options immediately vested and were exchanged for AuRico stock options. Northgate's convertible senior notes were exchanged for AuRico convertible senior notes. As a result of the Northgate Transaction, the shares of Northgate common stock are longer listed on any stock exchange or quotation system.

2.	Basis of presentation

The unaudited pro forma condensed consolidated financial information for the year ended December 31, 2010 was prepared using the purchase method of accounting. AuRico is considered the legal and accounting acquirer. The unaudited pro forma condensed consolidated financial information was based on the historical financial statements of AuRico, Northgate, CGC and Nayarit. Certain reclassifications have been made to the historical financial statements in preparation of the pro forma condensed consolidated financial information to conform to the financial statement presentation currently adopted by AuRico.

Under purchase accounting, the measurement of the fair value of the consideration issued and of the assets and liabilities assumed is dependent upon certain valuations and other studies or events that have yet to progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed consolidated financial information. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed consolidated financial information and the combined company's future results of operations and financial position.

The purchase method of accounting establishes that the consideration transferred be measured at the closing date of the acquisition at the then-current market price. This particular requirement may result in equity consideration being valued differently from the amount reflected in this unaudited pro forma consolidated financial information.

The assets acquired and liabilities assumed of Northgate were recorded as of the completion of the Northgate Transaction, primarily at their respective fair values and added to those of AuRico. The results of operations of Northgate are included in the financial statements of the combined company as of the date of the completion of the Northgate Transaction.

3.	Accounting policies

The pro forma condensed consolidated financial information for the year ended December 31, 2010 has been prepared using accounting policies consistent with the policies used in preparing AuRico's audited consolidated financial statements for the year ended December 31, 2010, in accordance with Canadian GAAP, except as disclosed herein.

5

4.	CGC Transaction pro forma adjustments and assumptions

Adjustments included in the "CGC Pro Forma Adjustments" column represent the following:

CGC's accounting policy was to net revenues from sales of silver against production costs as CGC considers silver to be a by-product. AuRico sells silver directly and, accordingly, such amounts are recognized as revenue. A pro forma adjustment has been presented to classify silver sales on a basis consistent with AuRico's accounting policy.

(ii)

On the acquisition of CGC, AuRico recorded CGC's royalty obligation assumed at fair value. Previously, CGC had recorded the net smelter return payments associated with this obligation as an expense; accordingly, a pro forma adjustment to reverse the expense originally recorded by CGC has been reflected.

(iii)	This adjustment is to capitalize certain exploration costs that were expensed under U.S. GAAP, but which have been capitalized in accordance with AuRico's policy.

(iv)	This adjustment represents the impact of aligning CGC's useful life and depreciation policies for its property, plant and equipment, with AuRico's accounting policies under Canadian GAAP.

(v)

This pro forma adjustment reflects the estimated increase to amortization and depletion of approximately $5,741 for the year ended December 31, 2010 in connection with the fair-value adjustments to mining interests and the exploration property interest stemming from the CGC Transaction.

(vi)

AuRico management has determined the functional currency of CGC's operating subsidiary to be the U.S. dollar. The unaudited pro forma consolidated financial information has been adjusted to reflect this determination.

(vii)

This adjustment represents the future income tax expense impact of the adjustments primarily related to the amortization and depletion expense adjustment; the reversal of royalty payments; the capitalization of exploration costs; and the U.S. dollar functional currency adjustment. The estimated rate is based on the historical effective tax rate for Mexico, which is 28% for the year ended December 31, 2010 and the three months ended March 31, 2011. AuRico believes that using its historical effective tax rate is factually supportable in that it is derived from statutory rates. The actual effective tax rate of the combined company could be significantly different (either higher or lower) than the estimated tax rate, and depends on post-acquisition activities, including repatriation decisions.

5.	Northgate Transaction pro forma adjustments and assumptions

Adjustments included in the "Northgate Pro Forma Adjustments" column represent the following:

(I)

This pro forma adjustment reflects the capitalization of exploration costs incurred and previously expensed by Northgate in accordance with AuRico's accounting policy as well as the related tax impact.

(ii)

This pro forma adjustment reflects the increase to amortization and depletion expense of approximately $9,981 associated with the estimated increase to mining interests in connection with the preliminary fair value adjustment.

(iii)

This pro forma adjustment reflects an estimate of the tax impacts of the acquisition on the income statement, primarily related to the amortization and depletion expense adjustment, and the capitalization of exploration costs. The estimated rate of 25% is based on the long-term (2013 onward) statutory rate in effect in British Columbia and Ontario, Canada, and Australia. AuRico believes that using this tax rate is factually supportable in that it is derived from statutory rates in these respective jurisdictions. The actual effective tax rate of the combined company could be significantly different (either higher or lower) than the estimated tax rate, and depends on post- acquisition activities.

6

(iv)	The unaudited pro forma consolidated basic and diluted earnings per share for the year ended December 31, 2010 is calculated as follows:

(share information is in thousands)
AuRico's weighted average number of shares outstanding — basic and diluted	138,503
Adjustment for AuRico common shares assumed issued on January 1, 2010 to Northgate shareholders in connection with the Northgate Transaction	106,730
Adjustment for AuRico common shares assumed issued on January 1, 2010 in connection with the CGC Transaction	33,438
Pro forma weighted average common shares outstanding — basic and diluted	278,671

The effect of stock options, warrants, and convertible senior notes is anti-dilutive and has therefore not been included in the determination of the diluted weighted average number of shares.

7

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
INFORMATION
AS AT AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise noted)

Pursuant to an arrangement (the "Arrangement") which was completed effective October 26, 2011, AuRico Gold Inc. ("AuRico", or the "Company"), among other things, acquired all of the issued and outstanding common shares of Northgate Minerals Corporation ("Northgate") in consideration of 0.365 of an AuRico common share for each common share of Northgate. The Arrangement was effected pursuant to the provisions of the Business Corporations Act (British Columbia) and was approved by the Supreme Court of British Columbia. In connection with the acquisition, Northgate amalgamated with AuRico and the shares of Northgate were delisted from the TSX and the NYSE Amex effective October 26, 2011.

The unaudited pro forma condensed consolidated income statement for the nine months ended September 30, 2011 combine the historical consolidated income statements of AuRico, formerly known as Gammon Gold Inc., Northgate, Capital Gold Corporation ("CGC"), and Nayarit Gold Inc. ("Nayarit"), giving effect to (i) the acquisition by AuRico of the outstanding common shares of Northgate (the "Northgate Transaction"), and (ii) the acquisition by AuRico of all of the outstanding securities of CGC (the "CGC Transaction") as if both had occurred on January 1, 2011.

The unaudited pro forma condensed consolidated balance sheet as at September 30, 2011 combines the historical consolidated balance sheets of AuRico and Northgate, giving effect to the Northgate Transaction as if it had occurred on September 30, 2011.

The historical consolidated financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the Northgate Transaction and the CGC Transaction (collectively, the "Transactions"), (2) factually supportable, and (3) with respect to the income statement, expected to have a continuing impact on the consolidated results.

The unaudited pro forma condensed consolidated balance sheet and income statement as at and for the nine months ended September 30, 2011 has been prepared in accordance with International Financial Reporting Standards ("IFRS"). These pro forma condensed consolidated financial statements should be read in conjunction with the accompanying notes to the unaudited pro forma condensed consolidated financial statements.

In addition, the unaudited pro forma condensed consolidated financial information was based on and should be read in conjunction with the:

  unaudited interim consolidated financial statements of AuRico as at and for the nine months ended September 30, 2011, prepared in accordance with IAS 34, Interim Financial Reporting ("lAS 34");
  unaudited interim consolidated financial statements of Northgate as at and for the nine months ended September 30, 2011, prepared in accordance with IAS 34; and
  unaudited interim consolidated financial statements of CGC as at and for the three and six months ended January 31, 2011 and 2010, prepared in accordance with United States Generally Accepted Accounting Principles.

The pro forma condensed consolidated financial information should be read in conjunction with the description of the Transactions in this document.

On April 8, 2011, AuRico acquired all of the outstanding securities of CGC pursuant to a merger agreement. Following the completion of this transaction, the combined entity became known as AuRico. The operating results and financial position of CGC are reflected in the financial statements of AuRico as at and for approximately the six months ended September 30, 2011. The operating results of CGC are not reflected in the financial statements of AuRico for any periods prior to April 8, 2011. Therefore, in order to provide the additional information necessary to assess the implications of the Transactions, management of AuRico has reflected CGC's consolidated financial information for the three months ended January 31, 2011 in the pro forma condensed consolidated income statement for the nine months ended September 30, 2011. The unaudited consolidated financial statements of CGC for the three months ended January 31, 2011 have been used to approximate the period from January 1, 2011 to April 8, 2011.

1

The financial year-ends of AuRico and Northgate are co-terminous, ending on December 31. The financial year-ends of AuRico and CGC are non-coterminous; the financial year ends on July 31 for CGC. Given that the financial year-end of CGC differs from AuRico by more than 93 days, pursuant to paragraph 8.4(7)(c) of National Instrument 51-102, management has prepared unaudited pro forma constructed income statements as described above. The pro forma financial information was prepared for the purpose of the pro forma condensed consolidated financial statements and does not conform to the financial statements for the business included elsewhere in this document.

Management has determined that no material adjustments to the Northgate or CGC financial statements are required to comply with the accounting policies used by AuRico in the preparation of its consolidated financial statements, except as disclosed herein.

The unaudited pro forma condensed consolidated financial information has been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company's financial position or results of operations actually would have been had the Transactions been completed as of the dates indicated. In addition, the unaudited pro forma condensed consolidated financial information does not purport to project the future financial position or operating results of the combined company.

There are no material transactions between AuRico, Northgate, and CGC during the periods presented in the unaudited pro forma condensed consolidated financial information that would need to be eliminated. See the accompanying notes to the pro forma condensed consolidated financial information below.

The unaudited pro forma condensed consolidated financial information for the nine months ended September 30, 2011 has been prepared using the acquisition method of accounting under IFRS, and is subject to change and interpretation. AuRico has been identified as the acquirer for accounting purposes for the Transactions. Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes, which should be read in connection with the unaudited pro forma condensed consolidated financial information. In the opinion of AuRico management, all adjustments considered necessary for a fair presentation have been included.

Under acquisition accounting, measurement of the fair value of the consideration issued and the assets and liabilities assumed is dependent upon certain valuations and other studies that have not yet begun or are not yet completed, and will not be completed until after the finalization of the respective valuation processes. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing the unaudited pro forma condensed consolidated financial information and are necessarily based upon preliminary information available at the time of the preparation of this document. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed consolidated financial information and the combined company's future results of operations and financial position.

The unaudited pro forma condensed consolidated financial information does not reflect any cost savings, operating synergies, or revenue enhancements that the combined company may achieve as a result of the Transactions, the costs to integrate the operations of AuRico and Northgate, or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

2

AuRico Gold Inc.
Unaudited Pro Forma Condensed Consolidated Balance Sheet
As at September 30, 2011
(presented in accordance with IFRS)

				Pro Forma
				Adjustments	Pro Forma
(in thousands of U.S. dollars)	AuRico	Northgate		(note 6)	Consolidated

ASSETS
Current assets
Cash and cash equivalents	$145,084	$133,346	(i)	($11,535)	$263,513
			(ii)	(3,382)
Receivables	13,383	30,749		-	44,132
Investments	2,644	-		-	2,644
Inventories	124,846	23,908		-	148,754
Prepaids and deposits	2,711	3,595			6,306
Total current assets	288,668	191,598		(14,917)	465,349

Deposits on property, plant and equipment	1,016			-	1,016
Long-term ore in process inventory	53,324	-		-	53,324
Long-term taxes receivable	-	10,842			10,842
Investments	238	1,799			2,037
Other long-term assets	-	39,681	(iii)	(1,376)	38,305
Deferred tax assets	-	9,440		-	9,440
Property, plant and equipment and mining interests	795,269	516,248	(iv)	623,007	1,949,844
			(v)	15,320
Intangible assets	3,390	-			3,390
Goodwill	232,862		(vi)	163,345	396,207
Total assets	$1,374,767	$769,608		$785,379	$2,929,754

See accompanying notes

3

AuRico Gold Inc.
Unaudited Pro Forma Condensed Consolidated Balance Sheet
As at September 30, 2011
(presented in accordance with IFRS)

				Pro Forma
				Adjustments	Pro Forma
(in thousands of U.S. dollars)	AuRico	Northgate		(note 6)	Consolidated

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade payables and accrued liabilities	$41,385	$72,757			$114,142
Current income tax liability	16,872				16,872
Derivative liabilities	7,005	-	(i)	2,000	9,005
Current portion of long-term debt and finance lease obligations	3,584	8,117			11,701
Current portion of other long-term liabilities	786				786
Current portion of long-term provisions	6,300	15,619			21,919
Total current liabilities	75,932	96,493		2,000	174,425
Long-term debt and finance lease obligations	34,924	12,387			47,311
Other long-term liabilities	4,470	345			4,815
Long-term provisions	12,868	34,160			47,028
Long-term derivative liabilities	5,105				5,105
Employee future benefits	296				296
Convertible senior notes		135,306	(vii)	18,090	153,396
Option component of convertible senior notes		39,976	(vii)	3,483	43,459
Deferred income tax liability	134,246	12,769	(viii)	159,238	306,253
Total long-term liabilities	191,909	234,943		180,811	607,663
Total liabilities	267,841	331,436		182,811	782,088

Shareholders' equity
Capital stock	1,263,179	408,616	(ix)	(408,616)	2,293,225
			(x)	1,030,046
Contributed surplus	26,386	10,938	(ix)	(10,938)	43,080
			(xi)	16,694
Deficit	(172,052)	1,857	(ix)	(1,857)	(178,052)
			(i)	(6,000)
Accumulated other comprehensive income	(10,587)	16,761	(ix)	(16,761)	(10,587)
Total shareholders' equity	1,106,926	438,172		602,568	2,147,666
Total liabilities and shareholders' equity	$1,374,767	$769,608		$785,379	$2,929,754

See accompanying notes

4

AuRico Gold Inc.
Unaudited Pro Forma Condensed Consolidated Income Statement
For the Nine Months ended September 30, 2011
(presented in accordance with IFRS)

					Pro Forma
					Adjustments	Pro Forma
(in thousands of U.S. dollars)	AuRico	CGC	Northgate		(note 6)	Consolidated

Revenue from m ning operations	$295,304	$20,038	$280,051	(xii)a	744	$596,137

Expenses
Production costs, excluding amortization and depletion	85,909	7,676	157,926	(xii)a	744	251,433
				(xii)b	(822)
Refining costs	1,498		4,166			5,664
Mine standby costs	11,430					11,430
Amortization and depletion	37,698	1,030	70,245	(iv)	6,904	116,924
				(xii)c	(388)
				(xii)d	1,435
Total cost of sales	136,535	8,706	232,337		7,873	385,451

General and administrative costs	25,897	1,430	15,133	(i)	(608)	41,852
Exploration and business development	12,718	826	17,035	(i)	(2,081)	12,352
				(v)	(15,320)
				(xii)e	(826)
Decommissioning and site rehabilitation			16,269			16,269
Contract termination fee			25,373			25,373
Earnings before other items	120,154	9,076	(26,096)		11,706	114,840
Foreign exchange gain (loss)	16,825		(2,024)	(xii)f	(1,554)	13,247
Fair value adjustment on option component of convertible notes			7,438			7,438
Finance costs	(2,670)	(273)	(2,323)			(5,266)
Other income (expense)	16,847	13	(4,353)			12,507
	151,156	8,816	(27,358)		10,152	142,766
Deferred income tax expense (recovery)	7,945		15,785	(viii)	2,104	25,409
				(xii)g	(253)
				(xii)h	(172)
Current tax expense (recovery)	44,288	3,526	(22,190)			25,624
	52,233	3,526	(6,405)		1,679	51,033
Net earnings	$98,923	$5,290	($20,953)		$8,473	$91,733

Earnings per share
Basic (xiii)	$0.62					$0.33
Diluted (xiii)	$0.61					$0.28
Weighted average number of shares outstanding (in thousands)
Basic (xiii)	160,424					279,842
Diluted (xiii)	161,134					296,535

See accompanying notes

5

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
INFORMATION
AS AT AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise noted)

Pursuant to an arrangement (the "Arrangement") which was completed effective October 26, 2011, AuRico Gold Inc. ("AuRico", or the "Company"), among other things, acquired all of the issued and outstanding common shares of Northgate Minerals Corporation ("Northgate") in consideration of 0.365 of an AuRico common share for each common share of Northgate. The Arrangement was effected pursuant to the provisions of the Business Corporations Act (British Columbia) and was approved by the Supreme Court of British Columbia. In connection with the acquisition, Northgate amalgamated with AuRico and the shares of Northgate were delisted from the TSX and the NYSE Amex.

The unaudited pro forma condensed consolidated income statement for the nine months ended September 30, 2011 combine the historical consolidated income statements of AuRico, formerly known as Gammon Gold Inc., Northgate, Capital Gold Corporation ("CGC"), and Nayarit Gold Inc. ("Nayarit"), giving effect to (i) the acquisition by AuRico of the outstanding common shares of Northgate (the "Northgate Transaction"), and (ii) the acquisition by AuRico of all of the outstanding securities of CGC (the "CGC Transaction") as if both had occurred on January 1, 2011.

The unaudited pro forma condensed consolidated balance sheet as at September 30, 2011 combines the historical consolidated balance sheets of AuRico and Northgate, giving effect to the Northgate Transaction as if it had occurred on September 30, 2011.

The historical consolidated financial information has been adjusted to give effect to pro forma events that are (1) directly attributable to the Northgate Transaction and the CGC Transaction (collectively, the "Transactions"), (2) factually supportable, and (3) with respect to the income statement, expected to have a continuing impact on the consolidated results.

The unaudited pro forma condensed consolidated balance sheet and income statement as at and for the nine months ended September 30, 2011 has been prepared in accordance with International Financial Reporting Standards ("IFRS"). These pro forma condensed consolidated financial statements should be read in conjunction with the accompanying notes to the unaudited pro forma condensed consolidated financial statements.

In addition, the unaudited pro forma condensed consolidated financial information was based on and should be read in conjunction with the:

  unaudited interim consolidated financial statements of AuRico as at and for the nine months ended September 30, 2011, prepared in accordance with IAS 34, Interim Financial Reporting ('lAS 34");
  unaudited interim consolidated financial statements of Northgate as at and for the nine months ended September 30, 2011, prepared in accordance with IAS 34; and
  unaudited interim consolidated financial statements of CGC as at and for the three and six months ended January 31, 2011 and 2010, prepared in accordance with United States Generally Accepted Accounting Principles.

The pro forma condensed consolidated financial information should be read in conjunction with the description of the Transactions in this document.

On April 8, 2011, AuRico acquired all of the outstanding securities of CGC pursuant to a merger agreement. Following the completion of this transaction, the combined entity became known as AuRico. The operating results and financial position of CGC are reflected in the financial statements of AuRico as at and for approximately the six months ended September 30, 2011. The operating results of CGC are not reflected in the financial statements of AuRico for any periods prior to April 8, 2011. Therefore, in order to provide the additional information necessary to assess the implications of the Transactions, management of AuRico has reflected CGC's consolidated financial information for the three months balance sheet as a reduction to cash and cash equivalents, an increase to derivative liabilities for the issuance of common share purchase warrants, and an increase to the deficit balance.

1

Transaction costs incurred by AuRico in connection with the CGC Transaction of approximately $9,360, on a pre-tax basis, have been reflected in AuRico's consolidated financial statements as at and for the nine months ended September 30, 2011.

3.	Accounting policies

The pro forma condensed consolidated financial information as at and for the nine months ended September 30, 2011 has been prepared using accounting policies consistent with the policies used in preparing AuRico's unaudited condensed consolidated financial statements as at and for the nine months ended September 30, 2011, in accordance with IFRS.

4.	Consideration transferred

The following is summarizes the consideration transferred to effect the acquisition:

	Conversion
	calculation	Fair value
Northgate common shares outstanding immediately prior to the acquisition by AuRico	292,417,495
	106,729,666
Multiplied by the exchange ratio of 0.365 common shares of AuRico for each share of Northgate outstanding	AuRico shares to be issued
Multiplied by AuRico's closing share price as at October 25, 2011	$9.65	$1,030,046
Number and estimated fair value of vested Northgate stock options exchanged for stock options in the combined company	3,183,000	16,555
Number and estimated fair value of vested Northgate phantom share units exchanged for phantom share units of the combined company	26,280	139
Payments upon change of control		3,382
Consideration transferred		$1,050,122

7

5.	Estimate of assets to be acquired and liabilities to be assumed

The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by AuRico in the Northgate Transaction, reconciled to the consideration transferred as a result of the acquisition as at September 30, 2011:

Book value of net assets acquired	$438,172
Fair value and other adjustments to:
Mining interest (i)	623,007
Other long-term assets (ii)	(1,376)
Deferred income tax liability (iii)	(159,238)
Goodwill (iv)	163,345
Convertible senior notes (v)	(18,090)
Option component of convertible senior notes (v)	(3,483)
Capitalization of exploration costs (vi)	15,320
Estimated Northgate transaction costs (vii)	(7,535)

Consideration transferred	$1,050,122

Reflects an adjustment of $623,007 to record the preliminary fair value adjustment allocated to Northgate's mining interests.

(ii)

Reflects an adjustment of $1,376 to eliminate deferred financing fees previously deferred by Northgate and classified within other long-term assets. The adjustment reflects the net balance as of September 30, 2011. These deferred financing fees primarily relate to Northgate's revolving credit facility which has been reflected in the pro forma condensed consolidated balance sheet at fair value. Accordingly, AuRico management has determined the fair value of this account to be nil. The carrying value of all other assets and liabilities is assumed to approximate fair value.

(iii)

Represents the estimated deferred income tax liability, based on an estimated income tax rate of 25%, multiplied by the estimated difference between the fair value of the purchase price allocation adjustments made to assets and liabilities, excluding goodwill, and the estimated tax bases of the associated assets and liabilities, excluding goodwill. The pro forma adjustment to record the effect of deferred taxes was computed as follows:

Estimated differences between the estimated fair values and the tax bases:
Mining interest and property and equipment	$623,007
Capitalization of exploration costs	15,320
Other long-term assets	(1,376)
$636,951

Associated deferred income taxes at 25% tax rate:	$159,238

(iv)	Goodwill represents the excess of the preliminary purchase price over the estimated fair value of assets acquired and liabilities assumed.

(v)	Reflects the preliminary fair value adjustment associated with Northgate's convertible senior notes.

(vi)	Reflects the impact of capitalizing exploration costs in accordance with AuRico's accounting policy, resulting in an increase in the book value of the net assets acquired by AuRico.

(vii)

Reflects the impact of Northgate's estimated transaction costs associated with the Northgate Transaction of $8,143, less $608 in costs already expensed during the nine months ended September 30, 2011, resulting in a decrease in the book value of the net assets acquired by AuRico.

8

6.	Pro forma adjustments and assumptions

Adjustments included in the "Pro Forma Adjustments" column represent the following:

(I )

This pro forma adjustment reflects AuRico and Northgate's combined estimated transaction costs associated with the Northgate Transaction of approximately $16,224, including the issuance by AuRico of common share purchase warrants at their estimated fair value of $2,000. These costs are reflected as an adjustment to cash and cash equivalents, derivative liabilities for the fair value associated with the common share purchase warrants (the warrants were issued in a foreign currency and therefore meet the definition of a derivative instrument, and are classified as a financial liability), and the deficit balance for AuRico's portion of the estimated transaction costs of $8,081 less $2,081 of transaction costs already expensed during the nine months ended September 30, 2011. Northgate's portion of the estimated transaction costs of $8,143, less $608 of transaction costs already expensed during the nine months ended September 30, 2011, has been reflected within the preliminary purchase price allocation as a reduction in the book value of net assets acquired.

These transaction costs are not expected to continue, and as such, an adjustment has not been included within the pro forma condensed consolidated income statement. In addition, the costs incurred by AuRico and Northgate of $2,081 and $608, respectively, during the nine months ended September 30, 2011 have been excluded from the unaudited pro forma condensed consolidated income statement as these costs are not expected to continue in future periods.

(ii)	This pro forma adjustment reflects the payment of change of control amounts associated with employment agreements. These payments have been treated as additional purchase consideration.

(iii)	This pro forma adjustment reflects the Company's estimate of the fair value of the deferred financing fees included within other long-term assets as at September 30, 2011.

(iv)

This pro forma adjustment reflects the estimated increase to mining interests associated with the preliminary fair value adjustment of approximately $623,007, as well as the associated increase to amortization and depletion of approximately $6,904 for the nine months ended September 30, 2011.

(v)	This pro forma adjustment reflects the capitalization of exploration costs incurred and previously expensed by Northgate in accordance with AuRico's accounting policy.

(vi)	This pro forma adjustment reflects the estimate of acquisition-date goodwill associated with the Northgate Transaction.

(vii)	These adjustments reflect the fair value adjustment associated with the convertible senior notes as at September 30, 2011.

(viii)

This pro forma adjustment reflects an estimate of the tax impact of the acquisition on the balance sheet and income statements, primarily related to the estimated fair value adjustment for mining interests. The estimated rate of 25% is based on the long-term (2013 onward) statutory rate in effect in British Columbia and Ontario, Canada, and Australia. AuRico believes that using this tax rate is factually supportable in that it is derived from statutory rates in these respective jurisdictions. The actual effective tax rate of the combined company could be significantly different (either higher or lower) than the estimated tax rate, and depends on post-acquisition activities.

(ix)	These pro forma adjustments eliminate the historical equity accounts of Northgate.

(x)

This pro forma adjustment reflects the issuance of 106,729,666 shares of AuRico common shares at $9.65 per share in connection with the acquisition of 100% of the outstanding shares of Northgate capital stock.

9

(xi)	This pro forma adjustment reflects the fair value of 3,183,000 replacement stock options and 26,280 replacement phantom share units with a total estimated fair value of $16,555 and $139, respectively.

(xii)	The following pro forma adjustments relate to adjustments associated with the CGC Transaction and financial information prior to April 8, 2011:

a.

CGC's accounting policy was to net revenues from sales of silver against production costs as CGC considers silver to be a by-product. AuRico sells silver directly and, accordingly, such amounts are recognized as revenue. A pro forma adjustment has been presented to classify silver sales on a basis consistent with AuRico's accounting policy.

b.

On the acquisition of CGC, AuRico recorded CGC's royalty obligation assumed at fair value. Previously, CGC had recorded the net smelter return payments associated with this obligation as an expense; accordingly, a pro forma adjustment to reverse the expense originally recorded by CGC has been reflected.

	c.	This adjustment represents the impact of aligning CGC's useful life and depreciation policies for its property, plant and equipment, with AuRico's accounting policies under IFRS.

d.

This pro forma adjustment reflects the estimated increase to amortization and depletion of approximately $1,435 for the three months ended March 31, 2011 in connection with the fair-value adjustments to mining interests and the exploration property interest stemming from the CGC Transaction.

	e.	This adjustment is to capitalize certain exploration costs that were expensed under U.S. GAAP, but which have been capitalized in accordance with AuRico's policy.

f.

AuRico management has determined the functional currency of CGC's operating subsidiary to be the U.S. dollar. The unaudited pro forma consolidated financial information has been adjusted to reflect this determination.

g.

This adjustment represents the deferred tax expense impact of the adjustments primarily related to depreciation and amortization, the capitalization of exploration costs, and the U.S. dollar functional currency. The estimated rate is based on the historical effective tax rate for Mexico, which is 28% for the three months ended March 31, 2011. AuRico believes that using its historical effective tax rate is factually supportable in that it is derived from statutory rates. The actual effective tax rate of the combined company could be significantly different (either higher or lower) than the estimated tax rate, and depends on post-acquisition activities, including repatriation decisions.

h.

This pro forma adjustment reflects an estimate of the tax impacts of the CGC Transaction on the pro forma condensed consolidated income statement, primarily related to the estimated fair value adjustments for mining interests and the reversal of royalty payments. The estimated rate is based on the historical effective tax rate for Mexico, which is 28% for the three months ended March 31, 2011.

1 0

(xiii)	The unaudited pro forma consolidated basic and diluted earnings per share for the nine months ended September 30, 2011 is calculated as follows:

Pro forma consolidated net earnings for the period	$91,733
Effect of dilutive securities:
Fair value adjustment on option component of convertible senior notes	7,438

Pro forma diluted net earnings for the period	$84,295

(share information is in thousands)

AuRico's weighted average number of shares outstanding — basic	160,424
Adjustment for AuRico common shares assumed issued on January 1, 2011 to Northgate shareholders in connection with the Northgate Transaction	106,730
Adjustment for AuRico common shares assumed issued on January 1, 2011 (rather than April 8, 2011) in connection with the CGC Transaction	12,688

Pro forma weighted average common shares outstanding — basic	279,842

AuRico's weighted average number of shares outstanding - diluted	161,134
Adjustment for AuRico common shares assumed issued on January 1, 2011 to Northgate shareholders in connection with the Northgate Transaction	106,730
Adjustment for AuRico common shares assumed issued on January 1, 2011 (rather than April 8, 2011) in connection with the CGC Transaction	12,688

Effect of pro forma dilutive securities:
Convertible senior notes (a)	15,201
Stock options	745
Warrants	37

Pro forma weighted average common shares outstanding — diluted	296,535

(a)	Based on Northgate's convertible senior notes, which convert to 41,646,260 Northgate common shares. Based on the 0.365 conversion factor, this results in 15,200,884 AuRico common shares.

11